EXHIBIT 99.C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

EXHIBIT INDEX

Item	Description
Exhibit A:	None
Exhibit B:	None
Exhibit 99.C:	The National Budget 2015-2019
Exhibit 99.D	Description of República Oriental del Uruguay, dated July 11, 2016(*)

(*) Filed pursuant to electronic filing of Form 18-K

JOSE ARTIGAS
UNIÓN DE LOS PUEBLOS LIBRES
BICENTENARIO.UY

Presupuesto Nacional

2015
2019



Ley 19.355

CM/ 259

Nº 130

Poder Legislativo

LEY Nº 19.355

El Senado y la Cámara de Representantes de la República Oriental del Uruguay, reunidos en Asamblea General,

Decretan

SECCIÓN I
DISPOSICIONES GENERALES

Artículo 1º.- El Presupuesto Nacional para el actual período de Gobierno se regirá por las disposiciones contenidas en la presente ley y los siguientes anexos, que forman parte integrante de esta: Tomo I "Resúmenes", Tomo II "Planificación y Evaluación", Tomo III "Gastos Corrientes e Inversiones", Tomo IV "Recursos", Tomo V "Estructura de Cargos y Contratos de Función Pública".

Artículo 2º.- Los créditos establecidos para gastos corrientes, inversiones, subsidios y subvenciones están cuantificados a valores de 1º de enero de 2015 y se ajustarán en la forma dispuesta por los artículos 68, 69, 70 y 82 de la Ley Nº 15.809, de 8 de abril de 1986 y sus modificativas.

La estructura de los cargos y contratos de función pública se consideran al 30 de junio de 2015 y a valores de 1º de enero de 2015. La asignación de los cargos y funciones contratadas a determinados programas, se realiza al solo efecto de la determinación del costo de los mismos, pudiendo reasignarse entre ellos durante la ejecución presupuestal, siempre que no implique cambios en la estructura de cargos de las unidades ejecutoras.

Autorízase a la Contaduría General de la Nación a efectuar modificaciones que surjan de disposiciones anteriores a la fecha de promulgación de la presente ley, así como las que resulten pertinentes por su incidencia en esta.

Artículo 3º.- La presente ley regirá a partir del 1º de enero de 2016, excepto en aquellas disposiciones para las cuales, en forma expresa, se establezca otra fecha de vigencia.

Artículo 4º.- Autorízase al Poder Ejecutivo a efectuar las correcciones de los errores u omisiones numéricas o formales que se comprueben en el Presupuesto Nacional, requiriéndose el informe previo de la Contaduría General de la Nación en el caso de funcionamiento, o de la Oficina de Planeamiento y Presupuesto para inversiones.

De las correcciones propuestas se dará cuenta a la Asamblea General quien podrá, en un plazo de quince días, expedirse al respecto. Transcurrido el plazo sin que hubiere expresión en contrario, el Poder Ejecutivo introducirá las correcciones por decreto aprobado en Consejo de Ministros. Si la Asamblea General se expidiera negativamente, las correcciones serán desechadas.

En caso de que se comprobaren diferencias entre las planillas del Tomo V "Estructura de cargos y contratos de función pública" y la de créditos presupuestales, se aplicarán las primeras. Cuando existan diferencias entre las planillas de créditos presupuestales y los artículos aprobados en la presente ley, se aplicarán estos últimos.

Artículo 5º.- Disminúyense los créditos presupuestales correspondientes al grupo 0 "Retribuciones Personales", en los Incisos y por los importes que se indican en cada caso:

Inciso	Importe
02 - Presidencia de la República	100.000.000
05 - Ministerio de Economía y Finanzas	474.000.000
06 - Ministerio de Relaciones Exteriores	40.000.000

Inciso	Importe
08 - Ministerio de Industria, Energía y Minería	40.000.000
10 - Ministerio de Transporte y Obras Públicas	26.000.000
12 - Ministerio de Salud Pública	40.000.000
13 - Ministerio de Trabajo y Seguridad Social	35.000.000
14 - Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente	6.000.000
Total	761.000.000

El abatimiento dispuesto para el Ministerio de Trabajo y Seguridad Social refiere a los créditos vigentes una vez realizada la transferencia del Instituto Nacional de Alimentación al Ministerio de Desarrollo Social.

Dentro de los ciento cincuenta días de vigencia de la presente ley, el Poder Ejecutivo a propuesta de cada Inciso y con el asesoramiento previo de la Oficina Nacional del Servicio Civil, determinará los objetos del gasto a abatir y las vacantes que deben suprimirse. Vencido el plazo establecido en lo precedente, facúltase al Ministerio de Economía y Finanzas a suprimir en primera instancia los créditos presupuestales que no componen la dotación de los cargos y en segunda instancia, las vacantes de los grados inferiores de cada unidad ejecutora con sus respectivos créditos hasta alcanzar el monto a abatir dispuesto en la presente ley.

De lo actuado se dará cuenta a la Asamblea General.

SECCIÓN II
FUNCIONARIOS

Artículo 6º.- Declárase que los funcionarios que ocupen cargos pertenecientes al escalafón "CO" Conducción, grado 17 del Sistema Integrado de Retribuciones y Ocupaciones, podrán ejercer docencia en la Escuela Nacional de Administración Pública de la unidad ejecutora 008 "Oficina Nacional del Servicio Civil" del Inciso 02 "Presidencia de la República", sin perjuicio de lo dispuesto en el artículo 33 de la Ley Nº 18.172, de 31 de agosto

de 2007, en la redacción dada por el artículo 20 de la Ley Nº 18.362, de 6 de octubre de 2008.

Artículo 7º.- Facúltase al Poder Ejecutivo a aprobar las reestructuras organizativas y de puestos de trabajo de las unidades ejecutoras de los Incisos 02 al 15 del Presupuesto Nacional, con el dictamen previo y favorable de la Oficina de Planeamiento y Presupuesto, de la Oficina Nacional del Servicio Civil y del Ministerio de Economía y Finanzas, en el ámbito de sus competencias.

El Poder Ejecutivo remitirá a consideración de la Asamblea General dichas reestructuras de puestos de trabajo, debiendo la misma expedirse dentro de un plazo de cuarenta y cinco días, vencido el cual, sin opinión en contrario, se entenderán aprobadas.

El Poder Ejecutivo reglamentará la presente disposición con el asesoramiento de la Oficina de Planeamiento y Presupuesto, de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación.

En ningún caso la reformulación de las reestructuras administrativas y de puestos de trabajo, así como la transformación, supresión, fusión o creación de unidades ejecutoras, podrán lesionar los derechos de los funcionarios o su carrera administrativa.

La Contaduría General de la Nación reasignará los créditos presupuestales en función de los puestos de trabajo.

Derógase el artículo 6º de la Ley Nº 17.930, de 19 de diciembre de 2005, en la redacción dada por el artículo 7º de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 8º.- La asistencia de los funcionarios en comisión deberá ser debidamente acreditada.

Quien haya formulado la solicitud, bajo su responsabilidad, deberá comunicar al organismo de origen del funcionario el grado de cumplimiento de dicho deber funcional en el mes anterior.

Artículo 9º.- Facúltase a contratar bajo el régimen de los artículos 90 y 92 de la Ley N° 19.121, de 20 de agosto de 2013, con informe previo y favorable de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación, a quienes a la fecha de la promulgación de la presente ley se encuentren contratados mediante la modalidad de contrato temporal de derecho público en los Incisos 02 al 15 del Presupuesto Nacional o que integren un orden de prelación vigente para ser contratados en esta última modalidad.

Estas contrataciones estarán exceptuadas del procedimiento de reclutamiento y selección regulado por los artículos 93 y 94 de la Ley N° 19.121 de 20 de agosto de 2013.

Los contratos que se celebren al amparo del régimen previsto en el artículo 90 de la Ley N° 19.121, tendrán un plazo de seis meses, siendo de aplicación el procedimiento de evaluación previsto en la normativa vigente. Si la retribución que corresponde al cargo en el que se incorpora el contratado fuese menor a la del vínculo anterior, la diferencia resultante se mantendrá como compensación personal, la que se irá absorbiendo por futuros incrementos, por cambios en la tabla de sueldos, ascensos, aumento del grado del funcionario, compensaciones o partidas de carácter permanente, cualquiera sea su financiación, que se otorguen en el futuro.

A partir de la vigencia de la presente ley no será de aplicación en los Incisos 02 al 15 del Presupuesto Nacional la modalidad contractual prevista en el artículo 53 de la Ley N° 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 12 de la Ley N° 18.834, de 4 de noviembre de 2011.

Los contratos temporales de derecho público que aún tengan plazo vigente finalizarán indefectiblemente al cumplirse el plazo estipulado en el respectivo contrato, sin posibilidad de prórroga.

Los créditos presupuestales asignados para la contratación de personal en régimen de contrato temporal de derecho público que no fueran utilizados por aplicación del presente artículo, se reasignarán para financiar contratos de

trabajo previstos en el artículo 92 de la Ley N° 19.121, de 20 de agosto de 2013.

Autorízase a la Contaduría General de la Nación a crear las vacantes de ingreso necesarias, utilizando los créditos asignados para la financiación de los contratos temporales de derecho público, así como para realizar las reasignaciones que correspondan a efectos de dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 10.- En los Incisos 02 al 15 del Presupuesto Nacional, los funcionarios que ocupen cargos presupuestados correspondientes al sistema escalafonario previsto en los artículos 27 y siguientes de la Ley Nº 15.809, de 8 de abril de 1986 y sus modificativas, podrán solicitar la transformación de sus cargos, en cargos de otro escalafón del mismo sistema. Los cambios no podrán solicitarse hacia los escalafones J, K, L, M y N, ni desde los escalafones L (subescalafón Ejecutivo), M, N, R y S del sistema referido.

Las transformaciones deberán cumplir con los siguientes requisitos:

A) Acreditar haber desempeñado satisfactoriamente, a juicio del jerarca de la unidad ejecutora, las tareas propias del escalafón al que se pretende acceder, durante por lo menos los doce meses anteriores a la solicitud.

B) Probar fehacientemente haber obtenido los créditos educativos y demás requisitos exigidos por los artículos 29 y siguientes de la Ley Nº 15.809, de 8 de abril de 1986 y modificativas, así como los dispuestos en este artículo, para acceder al escalafón que se solicita, desde el momento que hubiese comenzado a desempeñar las tareas propias del escalafón al que pretende acceder.

Para ingresar a los escalafones A "Personal Profesional Universitario" y B "Personal Técnico Profesional", los solicitantes deberán presentar los respectivos títulos, diploma o créditos habilitantes, expedidos, registrados o revalidados por las autoridades competentes.

Para ingresar al escalafón C "Personal Administrativo", los solicitantes deberán demostrar formación administrativa, a través de certificados de cursos de nivel medio, expedidos por los Consejos de Educación Secundaria y de Educación Técnico-Profesional de la Administración Nacional de Educación Pública, o por instituciones habilitadas por el Ministerio de Educación y Cultura.

Para ingresar al escalafón D "Personal Especializado", los solicitantes deberán certificar haber adquirido el conocimiento de las técnicas que les permitan desarrollar las funciones propias del escalafón al que accederían.

Para ingresar al escalafón E "Personal de Oficios", los solicitantes deberán acreditar fehacientemente conocimientos y destreza en la ejecución de las labores del oficio que desempeñarían.

Para ingresar a los escalafones F "Personal de Servicios Auxiliares" y S "Personal Penitenciario", deberán poseer destrezas y habilidades para desarrollar las tareas definidas para los respectivos escalafones.

El jerarca del Inciso deberá avalar que la transformación del cargo solicitada es necesaria para la gestión de la unidad ejecutora.

El Poder Ejecutivo, previo informe de la Contaduría General de la Nación y de la Oficina Nacional del Servicio Civil, transformará los cargos respectivos asignándoles el último grado del escalafón, siempre y cuando tenga crédito presupuestal disponible.

Dicha transformación se financiará, de ser necesario, con cargo a los créditos autorizados en la unidad ejecutora correspondiente, en el grupo 0 "Servicios Personales". En ningún caso se podrá disminuir el nivel retributivo de los funcionarios.

Efectuada la transformación, la diferencia que existiera entre la retribución del funcionario en el cargo anterior y la del cargo al que accede, será asignada como una compensación personal transitoria, que se irá absorbiendo en futuros incrementos por cambios en la tabla de sueldos, ascensos, aumento de grado del funcionario y compensaciones o partidas de carácter permanente, cualquiera sea su financiación, que se otorguen en el futuro.

Dicha compensación personal llevará todos los aumentos que el Poder Ejecutivo disponga para los funcionarios de la Administración Central.

Derógase el artículo 39 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 8º de la Ley Nº 18.834, de 4 de noviembre de 2011.

Artículo 11.- El límite máximo retributivo previsto en el inciso segundo *in fine* del artículo 58 de la Ley Nº 18.719, de 27 de diciembre de 2010, será del 90% (noventa por ciento) de la remuneración del Director General de Secretaría establecida en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Simultáneamente con el proyecto de Presupuesto Nacional y con cada proyecto de Rendición de Cuentas y Balance de Ejecución Presupuestal, la Oficina Nacional del Servicio Civil, remitirá un informe adjunto al mismo conteniendo información detallada sobre la aplicación de la facultad conferida a los Ministros de Estado por el artículo 58 de la Ley Nº 18.719, de 27 de diciembre de 2010.

La misma deberá contener el currículum vitae de los adscriptos contratados por cada Ministro, las tareas que se les encomienda desempeñar, la acreditación de idoneidad suficiente para las mismas, la retribución nominal por todo concepto y la resolución fundada del jerarca.

SECCIÓN III
ORDENAMIENTO FINANCIERO

Artículo 12.- Los costos emergentes de los convenios que realicen los Incisos integrantes del Presupuesto Nacional, con agentes recaudadores, incluidos los emisores de medios de pago electrónico que cumplan las disposiciones contenidas en la Ley Nº 19.210, de 29 de abril de 2014, (Ley de Inclusión Financiera), por la cobranza descentralizada de tasas, así como de precios por concepto de venta de bienes y servicios, serán de cargo del

organismo recaudador y de Rentas Generales, en la misma proporción que la titularidad y disponibilidad de la recaudación.

Artículo 13.- Extiéndense las disposiciones contenidas en el artículo 35 de la Ley Nº 17.296, de 21 de febrero de 2001, a todas las cuentas bancarias de cualquier tipo e inversiones financieras cuyos titulares sean organismos del Presupuesto Nacional y se radiquen en el sistema bancario estatal.

Artículo 14.- Sustitúyese el literal D) del numeral 1) del artículo 72 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"D) Los objetos del grupo 5 "Transferencias" podrán ser reforzantes y reforzados, requiriéndose informe previo favorable del Ministerio de Economía y Finanzas".

Artículo 15.- Agrégase al numeral 1) del artículo 72 de la Ley Nº 18.719, de 27 de diciembre de 2010, el siguiente literal:

"H) Los proyectos de funcionamiento podrán ser reforzantes y reforzados, requiriéndose informe previo y favorable del Ministerio de Economía y Finanzas".

Artículo 16.- Modifícase el literal C) del numeral 3 del artículo 482 de la Ley Nº 15.903, de 10 de noviembre de 1987 (numeral 3 del literal C) del artículo 33 del TOCAF), el que quedará redactado de la siguiente manera:

"C) Para adquirir bienes o contratar servicios cuya fabricación o suministro sea exclusiva de quienes tengan privilegio para ello, o que solo sean poseídos por personas o entidades que tengan exclusividad para su venta, siempre que no puedan ser sustituidos por elementos similares. Las marcas de fábrica de los distintos productos y servicios, no constituyen por sí mismas causal de exclusividad, salvo que por razones técnicas se demuestre que no hay sustitutos convenientes. En cada caso deberán acreditarse en forma fehaciente los extremos que habilitan la causal, adjuntando el informe técnico respectivo".

Artículo 17.- Incorpórase al numeral 31) del literal C) del artículo 33 del TOCAF 2012, en la redacción dada por el artículo 29 de la Ley Nº 19.149, de 24 de octubre de 2013, el siguiente inciso:

"Para cubrir servicios tercerizados imprescindibles para el cumplimiento de los cometidos del organismo, cuando se haya interrumpido la prestación del servicio en forma anticipada a la fecha de finalización del contrato, ya sea por decisión unilateral del adjudicatario, por acuerdo de partes o por haberse rescindido el contrato por incumplimiento, únicamente en aquellos casos en que exista un procedimiento de contratación vigente con otros oferentes dispuestos a prestar el servicio en las condiciones y precios ofertados, la Administración podrá convocarlos por el orden asignado al momento de evaluación de las ofertas. La contratación al amparo de esta excepción se extenderá hasta la culminación del trámite del nuevo procedimiento licitatorio que se convoque y no podrá exceder los seis meses. La intervención del Tribunal de Cuentas se realizará previo al pago de la primera factura".

Artículo 18.- Agrégase al literal C) del artículo 33 del Texto Ordenado de Contabilidad y Administración Financiera del Estado (TOCAF), el siguiente numeral:

"33) Las adquisiciones y ventas que realice la Presidencia de la República, para las unidades productivas y de bosques y parques del establecimiento presidencial de Anchorena".

Artículo 19.- Agrégase al literal C) del artículo 33 del Texto Ordenado de Contabilidad y Administración Financiera del Estado (TOCAF), el siguiente numeral:

"34) Las compras que realice el Ministerio de Ganadería, Agricultura y Pesca, para atender situaciones de emergencia agropecuaria, de acuerdo a lo establecido por el artículo 207 de la Ley Nº 18.362, de 6 de octubre de 2008, en la redacción dada por el artículo 359 de la Ley Nº 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 169 de la Ley Nº 19.149, de 24 de octubre de 2013".

Artículo 20.- Incorpórase al literal C) del artículo 33 del Texto Ordenado de la Contabilidad y Administración Financiera del Estado (TOCAF) el siguiente numeral:

"35) La contratación de servicios artísticos, cualquiera sea su modalidad, por parte del Inciso 11 "Ministerio de Educación y Cultura", con cooperativas de artistas y oficios conexos, hasta el monto establecido para la licitación abreviada".

Artículo 21.- Agrégase al literal C) del artículo 33 del Texto Ordenado de Contabilidad y Administración Financiera del Estado (TOCAF), el siguiente numeral:

"36) La adquisición de alimentos por parte del Ministerio del Interior, cuya producción o suministro esté a cargo de cooperativas de productores y que se realice mediante convenios en los que participen las Intendencias Departamentales y con la finalidad de abastecer a los establecimientos carcelarios".

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 22.- Modifícase el numeral 1) del artículo 487 de la Ley Nº 15.903, de 10 de noviembre de 1987 (numeral 1 del artículo 46 del TOCAF), el que quedará redactado de la siguiente manera:

"1) Ser funcionario de la Administración contratante o mantener un vínculo laboral de cualquier naturaleza con la misma, no siendo admisibles las ofertas presentadas por este a título personal, o por personas físicas o jurídicas que la persona integre o con las que esté vinculada por razones de representación, dirección, asesoramiento o dependencia. No obstante, en este último caso de dependencia podrá darse curso a las ofertas presentadas cuando no exista conflicto de intereses y la persona no tenga participación en el proceso de adquisición. De las circunstancias mencionadas, deberá dejarse constancia expresa en el expediente".

Artículo 23.- Sustitúyase el penúltimo inciso del artículo 489 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 29 de la Ley N° 18.834, de 4 de noviembre de 2011 (artículo 48 del TOCAF), el que quedará redactado de la siguiente manera:

"En ningún caso el pliego particular podrá requerir a los oferentes la documentación que estos debieron acreditar para su inscripción ante el Registro Único de Proveedores del Estado (RUPE) de acuerdo a la reglamentación vigente, sin perjuicio de exigir la declaración prevista en el artículo 76 *in fine*".

Artículo 24.- Los organismos comprendidos en el artículo 451 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 15 de la Ley Nº 18.834, de 4 de noviembre de 2011 (artículo 2º del TOCAF), elaborarán planes anuales de contratación de bienes y servicios con el asesoramiento de la Agencia de Compras y Contrataciones del Estado.

Artículo 25.- Sustitúyese el inciso sexto del artículo 489 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 29 de la Ley Nº 18.834, de 4 de noviembre de 2011, por el siguiente:

"El pliego particular no podrá imponer al oferente ningún requisito que no esté directamente vinculado a la consideración del objeto de la contratación y a la evaluación de la oferta, reservándose solo al oferente que resulte adjudicatario, la carga administrativa de la demostración de estar en condiciones formales de contratar, sin perjuicio de las responsabilidades penales, civiles o administrativas que pudieran corresponder. En ningún caso podrá requerir a los oferentes la documentación que estos debieron acreditar para su inscripción ante el Registro Único de Proveedores del Estado sin perjuicio de exigir la declaración prevista en el inciso final de artículo 523 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 46 de la Ley Nº 18.834, de 4 de noviembre de 2011. No obstante se podrán incluir los requisitos sustanciales necesarios para determinar la admisibilidad de la propuesta, tales como la acreditación de la personería jurídica y representación".

Artículo 26.- Agrégase al artículo 518 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 45 de la Ley Nº 18.834, de 4 de noviembre de 2011 (artículo 75 del TOCAF), como inciso segundo, el siguiente:

"Lo dispuesto en el inciso precedente no inhibe a la Administración contratante de establecer en los pliegos la no aceptación de cesiones de contrato".

Artículo 27.- Sustitúyense los literales C), D) y E) del artículo 22 de la Ley Nº 18.834, de 4 de noviembre de 2011, e incorpórese el siguiente inciso final:

"C) Haya acuerdo con proveedores respecto de las condiciones y especificaciones de cada objeto de compra por un período de tiempo definido.

D) Se publiquen electrónicamente los bienes y servicios comprendidos en los convenios marco en la tienda virtual publicada en el sitio web de compras y contrataciones estatales.

E) Los organismos públicos tengan la posibilidad de comprar en forma directa, los bienes y servicios comprendidos en la tienda virtual, previa intervención del gasto.

Todas las Administraciones Públicas Estatales podrán desarrollar y administrar un Convenio Marco. La Agencia de Compras y Contrataciones del Estado autorizará el desarrollo y administración de los convenios marco cuando la propuesta proceda de otra administración pública estatal".

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 28.- Sustitúyese el artículo 523 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 46 de la Ley Nº 18.834, de 4 de noviembre de 2011, por el siguiente:

"ARTÍCULO 523.- La Agencia de Compras y Contrataciones del Estado (ACCE) será responsable del funcionamiento del Registro Único de Proveedores del Estado. Sin perjuicio de ello, los demás organismos podrán llevar sus propios registros.

Los interesados en contratar con el Estado deberán inscribirse en dicho Registro Único y las administraciones públicas estatales no podrán contratar con proveedores no inscriptos, de acuerdo con lo que establezca la reglamentación.

El Registro Único incorporará la información sobre sanciones a proveedores que resuelvan las administraciones públicas estatales una vez que se encuentren firmes, las que se considerarán como antecedentes de los mismos para futuras contrataciones que se realicen.

Los hechos que se consideren relevantes referidos al desarrollo de contratos serán comunicados al Registro Único por parte de los funcionarios autorizados al efecto, sin agregar ninguna valoración subjetiva, de acuerdo con lo que determine la reglamentación.

Cada proveedor tendrá derecho a conocer la información que el Registro tenga sobre el mismo, ya sea en forma directa o en forma electrónica en tiempo real, sin más trámite que su identificación.

En el caso de la suspensión o eliminación resuelta por una administración pública estatal, la ACCE podrá hacerla extensiva para todos los organismos contratantes, previa vista a los proveedores involucrados.

Todos los organismos públicos deberán verificar en el Registro Único la inscripción e información de los oferentes en sus procesos de contratación, en la forma que establezca la reglamentación.

Los oferentes inscriptos en el Registro Único tendrán derecho a no presentar certificados o comprobantes de su inscripción en el mismo, ni

de la información que sobre ellos conste, válida y vigente, en el Registro Único y que fuera presentada por los proveedores o incorporada al mismo a través de transferencia electrónica con otros registros públicos. La certificación de cumplimiento de las obligaciones legales vigentes de oferentes o adjudicatarios se obtendrá en este Registro mediante el intercambio de información por medios electrónicos y será válida ante todos los organismos públicos".

Artículo 29.- Sustitúyese el inciso primero del artículo 31 de la Ley Nº 18.834, de 4 de noviembre de 2011 (artículo 50 del TOCAF), por el siguiente:

"ARTÍCULO 31.- Es obligatoria la publicación en el sitio web de Compras y Contrataciones Estatales, por parte de las administraciones públicas estatales de la convocatoria a procedimientos competitivos correspondientes a contrataciones de obras, bienes y servicios, incluyendo la publicación del pliego de condiciones particulares, así como sus posteriores modificaciones o aclaraciones; y tendrá el alcance establecido en el artículo 4º de la Ley Nº 15.869, de 22 de junio de 1987".

Artículo 30.- Suprímese el numeral 4) del artículo 493 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 34 de la Ley Nº 18.834, de 4 de noviembre de 2011 (artículo 55 del TOCAF).

Artículo 31.- Los documentos provenientes del extranjero que deban ser incorporados al Registro Único de Proveedores del Estado, creado por el artículo 523 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 46 de la Ley Nº 18.834, de 4 de noviembre de 2011, podrán estar traducidos en el extranjero, siempre que se encuentren debidamente legalizados o apostillados.

Artículo 32.- Sustitúyese el numeral 1) del artículo 39 de la Ley Nº 18.362, de 6 de octubre de 2008, en la redacción dada por el artículo 30 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

"1) Proyecto 745 "Programa de Apoyo al Sector Productivo-Electrificación", del programa 361 "Infraestructura Comunitaria", Proyecto 746 "Programa de Apoyo al Sector Productivo-Proyectos Productivos", del programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", Proyecto 520 y 912 "Equidad Territorial" y Proyecto 521 "Desarrollo Territorial", del programa 492 "Apoyo a los Gobiernos departamentales y locales", de la Oficina de Planeamiento y Presupuesto, los reintegros de gastos de inversión y recuperos de préstamos en el marco de los proyectos mencionados".

Los recuperos de préstamos otorgados por el Fondo Nacional de Preinversión creado por artículo 148 de la Ley Nº 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 36 de la Ley Nº 18.996, de 7 de noviembre de 2012, con la modificación introducida por el artículo 26 de la Ley Nº 19.149, de 24 de octubre de 2013, con anterioridad al 31 de diciembre de 2015, serán vertidos a Rentas Generales.

SECCIÓN IV
INCISOS DE LA ADMINISTRACIÓN CENTRAL

INCISO 02
PRESIDENCIA DE LA REPÚBLICA

Artículo 33.- Créase en el Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", programa 481 "Política de Gobierno", la "Secretaría Nacional de Ambiente, Agua y Cambio Climático", la que tendrá como cometido específico, además de los que se le asignen por norma objetiva de derecho, el de articular y coordinar con las instituciones y organizaciones públicas y privadas, la ejecución de las políticas públicas relativas a la materia de medio ambiente, agua y cambio climático.

Artículo 34.- Créase en el Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", programa 481 "Política de Gobierno", la "Secretaría Nacional de Ciencia y Tecnología".

Dicha Secretaría tendrá como cometidos específicos:

A) Proponer al Poder Ejecutivo objetivos, políticas y estrategias para la promoción de la investigación en todas las áreas de conocimiento.

B) Diseñar planes para el desarrollo de la ciencia y la tecnología.

C) Detectar necesidades y promover el desarrollo de capacidades en las áreas de incumbencia.

D) Realizar el seguimiento y evaluación permanentes de las acciones ejecutadas, elaborando informes para su remisión al Consejo de Ministros.

E) Los que se le asignen por norma objetiva de derecho.

Artículo 35.- Suprímense en el Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", los siguientes cargos:

- Seis cargos de Coordinador Regional, creados por el artículo 83 de la Ley Nº 18.719, de 27 de diciembre de 2010.

- Un cargo de Director de Relaciones Públicas, creado por el artículo 78 de la Ley Nº 16.736, de 5 de enero de 1996.

- Un cargo de Secretario Particular del Presidente de la República, creado por el artículo 72 de la Ley Nº 16.170, de 28 de diciembre de 1990.

Exclúyese el cargo de Escribano de Gobierno de la supresión establecida por el artículo 6º de la Ley Nº 16.320, de 1º de noviembre de 1992.

Transfórmase el cargo de Secretario General de la Secretaría Nacional Antilavado de Activos creado por el artículo 112 de la Ley Nº 18.172, de 31 de

agosto de 2007, en la redacción dada por el artículo 91 de la Ley Nº 18.719, de 27 de diciembre de 2010, en un cargo de Secretario Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo, que tendrá carácter de particular confianza.

A partir de la fecha de promulgación de la presente ley, quedarán excluidos de la nómina del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986, modificativas y concordantes, los siguientes cargos del Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", cuyas retribuciones se determinarán aplicando los porcentajes que se expresan sobre la retribución correspondiente al sueldo nominal de Senador de la República:

A) Director de División, Secretario General Ejecutivo de la Unidad Nacional de Seguridad Vial y Subdirector de la Secretaría de Prensa y Difusión de Presidencia: 45% (cuarenta y cinco por ciento), pudiendo adicionar a las mismas exclusivamente los beneficios sociales.

B) Coordinador de los Servicios de Inteligencia del Estado, Director de la Unidad Nacional de Seguridad Vial, Director de la Secretaría de Prensa y Difusión de Presidencia, Escribano de Gobierno, Secretario de Derechos Humanos, Secretario General de la Secretaría Nacional de Drogas, Director de la Dirección Nacional de Emergencias, Director Ejecutivo de la Agencia Uruguaya de Cooperación Internacional, Secretario Nacional para la Lucha Contra el Lavado de Activos y el Financiamiento del Terrorismo: 50% (cincuenta por ciento), pudiendo adicionar a las mismas exclusivamente los beneficios sociales.

No regirá para estos cargos lo dispuesto por el artículo 16 de la Ley Nº 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 5º de la Ley Nº 16.462, de 11 de enero de 1994 y el artículo 17 de la Ley Nº 16.170, de 28 de diciembre de 1990.

Los cargos taxativamente enumerados precedentemente son los únicos del Inciso 02 cuyas retribuciones se determinarán aplicando los porcentajes allí referidos al sueldo nominal de Senador de la República.

Para el cálculo de toda otra retribución o dotación, cualquiera sea la norma que la establezca, general o especial, cuyo monto se determine en relación a un porcentaje de las retribuciones de los cargos enumerados taxativamente en el inciso cuarto del presente artículo, se tomará como base el valor de los sueldos nominales de dichos cargos al 1º de enero de 2010, actualizado en la oportunidad y con los mismos porcentajes en que se actualizaron y actualicen en el futuro los sueldos de los funcionarios de la Administración Central.

Queda comprendido en la hipótesis prevista en el inciso precedente el cálculo de las retribuciones de los demás cargos que permanecen incluidos en el artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986 modificativas y concordantes, así como del complemento de remuneración previsto en los artículos 8º y 9º de la Ley Nº 16.320, de 1º de noviembre de 1992, con las modificaciones introducidas por los artículos 57 de la Ley Nº 18.719, de 27 de diciembre de 2010 y 13 de la Ley Nº 18.996, de 7 de noviembre de 2012, fijándose la retribución del Subsecretario de Estado y la de los titulares de los cargos mencionados en los referidos artículos 8º y 9º de la Ley Nº 16.320, de 1º de noviembre de 1992, en la forma mencionada en dicho inciso.

La Contaduría General de la Nación reasignará los créditos correspondientes a los efectos de atender las erogaciones resultantes del presente artículo.

<u>Artículo 36</u>.- La compensación establecida en los artículos 80 y 82 de la Ley Nº 16.736, de 5 de enero de 1996, en el inciso cuarto del artículo 61 de la Ley Nº 18.172, de 31 de agosto de 2007 y en el artículo 53 de la Ley Nº 18.362, de 6 de octubre de 2008, será percibida por los funcionarios que pasen a prestar servicios en comisión desde el comienzo efectivo del desempeño en la oficina de destino.

<u>Artículo 37</u>.- Reasígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes",

programa 481 "Política de Gobierno", del objeto del gasto 092.000 "Partidas globales a distribuir", una partida anual de $ 2.779.372 (dos millones setecientos setenta y nueve mil trescientos setenta y dos pesos uruguayos), incluido aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales", al objeto del gasto 057.000 "Becas de trabajo y pasantías", más aguinaldo y cargas legales, a efectos de financiar la contratación de becarios y pasantes.

Artículo 38.- Reasígnanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", programa 481 "Política de Gobierno", Financiación 1.1 "Rentas Generales", las partidas que se detallan a continuación:

Objeto del Gasto	Importe a Reasignar	Importe Reasignado
042.510 "Compensación por funciones especiales"	13.200.000	
092.000 "Partidas Globales a Distribuir"	10.000.000	
095.002 "Fondo de contrataciones artículos 39 Ley Nº 17.556 y 18 Ley Nº 17.930"	6.221.196	
095.005 "Fondo para financiar funciones transitorias y de conducción"	10.000.000	
099.001 "Partida Proyectada"	29.589.678	
042.517 "Compensación por tareas espec. mayor respons. y horario variable"		54.376.175
059.000 "Sueldo Anual Complementario"		3.431.348
081.000 "Aporte patronal sistema seguridad social s/retrib."		8.698.467
082.000 "Otros aportes patronales sobre retribuciones a FNV"		446.075
087.000 "Aporte Patronal a FONASA"		2.058.809
	69.010.874	69.010.874

Artículo 39.- Disminúyese en el Inciso 02 "Presidencia de la República", programa 481 "Política de Gobierno", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", el grupo 0 "Retribuciones Personales" en la suma de $ 20.000.000 (veinte millones de pesos uruguayos).

El Poder Ejecutivo comunicará a la Contaduría General de la Nación dentro de los treinta días de vigencia de la presente ley, los conceptos retributivos e importes a disminuir, así como las eventuales vacantes a eliminar.

Artículo 40.- Facúltase al Inciso 02 "Presidencia de la República", a reasignar los créditos presupuestales de la unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", programa 481 "Política de Gobierno" y 486 "Cooperación Internacional", del grupo 0 "Retribuciones Personales", al grupo 2 "Servicios No Personales", por hasta la suma de $ 16.000.000 (dieciséis millones de pesos uruguayos), en la Financiación 1.1 "Rentas Generales".

El Poder Ejecutivo comunicará a la Contaduría General de la Nación los conceptos retributivos e importes a reasignar, así como las eventuales vacantes a eliminar.

Artículo 41.- Reasígnanse las partidas establecidas por los artículos 107 y 108 de la Ley Nº 18.719, de 27 de diciembre de 2010, así como los créditos habilitados en el presupuesto vigente, los recursos materiales, tecnológicos y humanos, cualquiera sea su vínculo contractual, asignados a la "Agencia Uruguaya de Cooperación Internacional", programa 486 "Cooperación Internacional" de la unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto", a la unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes" del Inciso 02 "Presidencia de la República".

El Poder Ejecutivo reglamentará la presente disposición, facultándose a la Contaduría General de la Nación para efectuar las reasignaciones de créditos presupuestales que correspondan a efectos de dar cumplimiento a lo dispuesto en este artículo.

Artículo 42.- Agrégase al artículo 1º de la Ley Nº 18.113, de 18 de abril de 2007, el siguiente inciso:

"La UNASEV tiene por finalidad desarrollar la seguridad vial en todo el país impulsando conductas de convivencia armónica de todos los usuarios de la vía pública, a los efectos de proteger la vida y la integridad psicofísica de las personas y contribuir a la preservación del orden y la seguridad vial en las vías públicas de todo el país".

Artículo 43.- Sustitúyese el artículo 3º de la Ley Nº 18.113, de 18 de abril de 2007, por el siguiente:

"ARTÍCULO 3º. (Comisión Directiva).- La Unidad Nacional de Seguridad Vial (UNASEV) estará dirigida por una Comisión Directiva integrada por tres miembros designados por el Presidente de la República actuando con el Ministro de Transporte y Obras Públicas, entre personas que por sus antecedentes personales y profesionales, y conocimientos en la materia, aseguren independencia de criterios, eficiencia, eficacia, objetividad e imparcialidad en sus funciones.

Sus miembros durarán cinco años en ejercicio de sus funciones, pudiendo ser designados únicamente por un nuevo período consecutivo.

El Presidente de la Comisión Directiva tendrá la representación del órgano, el que será designado en forma expresa por el Poder Ejecutivo.

Créase la Junta Nacional de Seguridad Vial integrada por los Subsecretarios de los Ministerios de Transporte y Obras Públicas, del Interior, de Salud Pública, de Educación y Cultura, un integrante del Congreso de Intendentes y la UNASEV, cuya secretaría general será ejercida por el Presidente de la UNASEV y cuyo funcionamiento será establecido en la reglamentación respectiva.

Son cometidos de la Junta Nacional de Seguridad Vial: asesorar, recomendar y proponer las acciones y los planes de control para el efectivo cumplimiento de las normas de seguridad vial, dentro del ámbito de sus respectivas competencias.

Créanse Regiones de Seguridad Vial, a los efectos de mejorar la eficiencia y eficacia de la aplicación de la política de seguridad vial en todo el país, de acuerdo a lo que fije la reglamentación respectiva".

Artículo 44.- Sustitúyese el artículo 5º de la Ley Nº 18.113, de 18 de abril de 2007, por el siguiente:

"ARTÍCULO 5º. (Objetivos).- Son objetivos de la Unidad Nacional de Seguridad Vial la regulación y el control de las actividades relativas al tránsito y la seguridad vial en todo el territorio nacional conforme a los siguientes criterios:

A) Elaborar y proponer al Poder Ejecutivo la política nacional de seguridad vial a regir en el país.

B) Analizar las causas de los siniestros de tránsito y demás aspectos referidos a estos y generar las propuestas y medidas para la contención y reducción de la siniestralidad vial en todo el territorio nacional.

C) Establecer las pautas y recomendaciones para una óptima regulación del tránsito y para la correcta aplicación de las leyes de tránsito.

D) Controlar, supervisar y generar los mecanismos para el cumplimiento de las leyes nacionales de tránsito y seguridad vial en todo el territorio nacional a través del Ministerio del Interior y los gobiernos departamentales.

E) Coordinar con los cuerpos de fiscalización de todo el país la aplicación de las políticas de seguridad vial.

F) Generar los mecanismos de control, supervisión, divulgación y monitoreo en el desarrollo y cumplimiento de los planes de seguridad vial elaborados por la Junta Nacional de Seguridad Vial.

G) Coordinar con organismos oficiales y privados de los sistemas formales y no formales de la educación, la aplicación de programas educativos en materia de tránsito y seguridad vial, evaluar los resultados de esa aplicación, y asesorar y participar en la capacitación y educación para el correcto uso de la vía pública".

Artículo 45.- Sustitúyese el artículo 6º de la Ley Nº 18.113, de 18 de abril de 2007, por el siguiente:

"ARTÍCULO 6º. (Competencia).- La Unidad Nacional de Seguridad Vial tendrá competencia para:

1) Proyectar y establecer los programas de acción, asesorando al Poder Ejecutivo sobre las medidas necesarias para combatir la siniestralidad vial en las vías de tránsito.

2) Promover a uniformizar y homogeneizar las normas generales de tránsito y seguridad vial a regir en todo el país dentro del marco de la política nacional de seguridad vial.

3) Promover los mecanismos de contralor y auditoria para los procedimientos y requisitos en el otorgamiento de los permisos de conducir en todo el territorio nacional.

4) Asesorar, auditar los procesos y requisitos de las condiciones de seguridad que deben cumplir los vehículos que circulan en todo el territorio nacional.

5) Asesorar en los proyectos y obras de infraestructura vial en materia de seguridad vial.

6) Proponer los requisitos, programas y supervisar el funcionamiento de las academias de conducción en coordinación con el Ministerio de Educación y Cultura según fije la reglamentación respectiva.

7) Proponer los reglamentos relativos al tránsito y la seguridad vial.

8) Proponer los criterios a nivel nacional en materia de seguridad vial y ordenamiento del tránsito.

9) Asesorar en materia de tránsito a todas las personas públicas.

10) Sugerir y ejecutar pautas de educación y capacitación para el correcto uso de la vía pública en coordinación con los organismos oficiales e institutos privados.

11) Coordinar y supervisar las tareas que cumplen las entidades dedicadas a preservar la salud y seguridad públicas en el uso de las vías de tránsito de todo el territorio nacional, participando en esas actividades.

12) Contribuir al adiestramiento de los cuerpos técnicos de fiscalización, nacionales y departamentales, de los organismos competentes en materia de tránsito y seguridad vial.

13) Supervisar el Sistema de Información Nacional de Tránsito, el que deberá operar interconectado con el Registro Nacional de Vehículos Automotores dependiente de la Dirección General de Registros, con el objeto de unificar la información, sin perjuicio de sus funciones específicas.

14) Supervisar el Registro Obligatorio de Fallecidos y Lesionados como consecuencia de siniestros de tránsito, como sistema nacional único de relevamiento de información, con sujeción a las normas internacionales de la Organización Mundial de la Salud en materia de lesiones, determinando la forma de procesamiento y utilización de los datos.

15) Realizar el intercambio de información, así como la comunicación y el relacionamiento directo con los organismos nacionales e internacionales especializados en materia de

tránsito y seguridad vial y políticas de adiestramiento de los respectivos cuerpos técnicos.

16) Promover y analizar la aplicación uniforme y rigurosa de las normas y procedimientos de señalización vial establecidos por el Manual Interamericano de Dispositivos de Control del Tránsito de Calles y Carreteras, formulando las observaciones, recomendaciones y directivas pertinentes.

17) Promover, apoyar y coordinar la formación de Unidades Locales de Apoyo a la Seguridad Vial, las que estarán conformadas por personas y autoridades públicas, entidades sociales, culturales y empresariales de los departamentos. Sus funciones y cometidos serán establecidos por la reglamentación que se dicte al respecto.

18) Celebrar acuerdos, contratos, convenios y alianzas estratégicas bilaterales o multilaterales para el cumplimiento de sus cometidos con personas o instituciones públicas y privadas, nacionales, extranjeras e internacionales, previo consentimiento de la Presidencia de la República".

Artículo 46.- Créase el Sistema de Información Nacional de Tránsito (SINATRAN), dependiente de la UNASEV, con el objeto de analizar la información que derive del tránsito para reglamentar, sugerir y recomendar acciones a los efectos de disminuir la siniestralidad vial, integrado por el Registro de Siniestros de Tránsito, Conductores, Vehículos, Infractores, Infracciones, Lesionados y Fallecidos de acuerdo a lo que fije la reglamentación respectiva.

Los organismos involucrados en dicho Sistema acceden al mismo de conformidad con sus competencias específicas, quedando obligados a brindar al SINATRAN toda la información que refiera al objeto, forma, los niveles de acceso y demás aspectos que establezca la reglamentación respectiva, de conformidad con las leyes nacionales vigentes. En relación al Registro de Lesionados y Fallecidos, el Ministerio de Salud Pública aportará al SINATRAN

a través de los prestadores del Sistema Nacional Integrado de Salud los datos de lesionados y fallecidos en siniestros de tránsito.

Artículo 47.- Créase el Sistema del Permiso Único Nacional de Conducir, dependiente de la UNASEV, de acuerdo a los requisitos y con los alcances que fije la reglamentación.

Artículo 48.- Deróganse los Títulos II a VI inclusive, VIII y IX de la Ley Nº 16.585, de 22 de setiembre de 1994.

Artículo 49.- Créase la "Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo" como órgano desconcentrado dependiente directamente de la Presidencia de la República, la que actuará con autonomía técnica.

La misma sustituirá en todo a la Secretaría Nacional Antilavado de Activos creada por Decreto Nº 239/009, de 20 de mayo de 2009, por lo que toda mención hecha a la Secretaría Nacional Antilavado de Activos deberá entenderse hecha a la Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo.

La Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo mantendrá los cometidos asignados a la Secretaría Nacional Antilavado de Activos, además de los siguientes:

1) Coordinar la ejecución de las políticas nacionales en materia de lavado de activos y financiamiento del terrorismo en coordinación con los distintos organismos involucrados.

2) Coordinar y ejecutar, en forma permanente, los programas de capacitación definidos por la Comisión Coordinadora contra el Lavado de Activos y Financiamiento del Terrorismo destinados a:

   A) Personal de las entidades bancarias públicas y privadas y demás instituciones o empresas comprendidas en los artículos 1º de la Ley Nº 17.835, de 23 de setiembre de 2004, en la redacción dada por el artículo 1º de la Ley

Nº 18.494, de 5 de junio de 2009 y 2º de la Ley Nº 17.835, en la redacción dada por el artículo 50 de la presente ley.

B) Los operadores del derecho en materia de prevención y represión de las actividades previstas en la ley mencionada en el literal anterior (Jueces, Actuarios y otros funcionarios del Poder Judicial, Fiscales y Asesores del Ministerio Público y Fiscal).

C) Los funcionarios de los Ministerios del Interior, de Defensa Nacional, de Economía y Finanzas y de Relaciones Exteriores.

La capacitación podrá hacerse extensiva a los funcionarios de todas las entidades públicas o privadas relacionadas con la temática del lavado de activos y el financiamiento del terrorismo.

3) El control del cumplimiento de las normas de prevención de lavado de activos y financiamiento del terrorismo por parte de los sujetos obligados por el artículo 2º de la Ley Nº 17.835, en la redacción dada por el artículo 50 de la presente ley. A tales efectos el órgano de control dispondrá de las más amplias facultades de investigación y fiscalización y especialmente podrá:

A) Exigir a los sujetos obligados por el artículo 2º de la Ley Nº 17.835, en la redacción dada por el artículo 50 de la presente ley, la exhibición de todo tipo de documentos, propios y ajenos, y requerir su comparecencia ante la autoridad administrativa para proporcionar informaciones. La no comparecencia a más de dos citaciones consecutivas aparejará la aplicación de una multa de acuerdo con la escala establecida por dicho artículo.

B) Practicar inspecciones en bienes muebles o inmuebles detentados u ocupados, a cualquier título, por los sujetos obligados. Solo podrán inspeccionarse domicilios particulares con previa orden judicial de allanamiento.

A todos los efectos se entenderá como domicilio válido del sujeto obligado el constituido por el mismo ante la Dirección General Impositiva. En caso de sujetos obligados no inscriptos en la Dirección General Impositiva se estará al domicilio que se proporcione por la Jefatura de Policía Departamental que corresponda.

Deróganse todas las normas que en virtud del artículo 2º de la Ley Nº 17.835, en la redacción dada por el artículo 1º de la Ley Nº 18.494, de 5 de junio de 2009, hayan encomendado cometidos a cualquier otro organismo del Estado.

4) Suscribir convenios con entidades nacionales e internacionales, para el cumplimiento de sus cometidos, a cuyo efecto recabará previamente la conformidad de la Presidencia de la República.

La Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo estará a cargo de un Secretario Nacional, quien diseñará las líneas generales de acción para la lucha contra el lavado de activos y el financiamiento del terrorismo. El mismo será designado por el Presidente de la República, debiendo ser persona de reconocida competencia en la materia.

El Secretario Nacional tendrá las siguientes atribuciones:

A) Convocar a la Comisión Coordinadora contra el Lavado de Activos y el Financiamiento del Terrorismo.

B) Supervisar, coordinar y evaluar la ejecución de las actividades de apoyo técnico y administrativo necesarias para el funcionamiento de dicha Comisión Coordinadora.

C) Comunicarse y requerir información de todas las dependencias del Estado para el mejor cumplimiento de los cometidos de la Comisión Coordinadora contra el Lavado de Activos y el Financiamiento del

Terrorismo. Las dependencias del Poder Ejecutivo deberán brindar toda la información solicitada en el plazo más breve posible.

Los entes autónomos y servicios descentralizados colaborarán con las solicitudes formuladas.

D) Promover y coordinar las acciones referidas al problema de lavado de activos y delitos económico-financieros relacionados y el financiamiento del terrorismo.

E) Implementar las actividades de capacitación en la materia, coordinando programas y convocatorias con el Poder Judicial, los Ministerios de Economía y Finanzas, de Defensa Nacional, del Interior y de Relaciones Exteriores, el Ministerio Público y Fiscal y demás organismos y entidades públicas y privadas que corresponda.

F) Promover la realización periódica de eventos que posibiliten la coordinación de acciones y la unificación de criterios entre las distintas instituciones públicas y privadas involucradas en la temática del lavado de activos y financiamiento del terrorismo.

G) Actuar como Coordinador Nacional ante el Grupo de Acción Financiera de Latinoamérica y asumir la representación del país ante el Grupo de Expertos en Lavado de Activos de la Comisión Interamericana para el Control del Abuso de las Drogas de la Organización de Estados Americanos y demás organismos especializados en la materia.

H) Procurar la obtención de la cooperación necesaria para el mejor cumplimiento de los cometidos de la Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo en materia de capacitación y difusión, coordinando acciones a estos efectos con organismos y entidades nacionales e internacionales.

CAMARA DE REPRESENTANTES
REPÚBLICA ORIENTAL DEL URUGUAY

Artículo 50.- Sustitúyese el artículo 2º de la Ley Nº 17.835, de 23 de setiembre de 2004, en la redacción dada por el artículo 1º de la Ley Nº 18.494, de 5 de junio de 2009, por el siguiente:

"ARTÍCULO 2º.- Con las mismas condiciones también estarán sujetos a la obligación establecida en el artículo anterior:

I) Los casinos.

II) Las inmobiliarias, promotores inmobiliarios, empresas constructoras y otros intermediarios en transacciones que involucren inmuebles.

III) Los escribanos, cuando lleven a cabo operaciones para su cliente, relacionadas con las actividades siguientes:

A) Compraventa de bienes inmuebles.

B) Administración del dinero, valores u otros activos del cliente.

C) Administración de cuentas bancarias, de ahorro o valores.

D) Organización de aportes para la creación, operación o administración de sociedades.

E) Creación, operación o administración de personas jurídicas u otros institutos jurídicos.

F) Compraventa de establecimientos comerciales.

IV) Los rematadores.

V) Las personas físicas o jurídicas dedicadas a la compra y la venta de antigüedades, obras de arte, y metales y piedras preciosas.

VI) Los explotadores y usuarios directos de zonas francas, con respecto a los usos y actividades que determine la reglamentación.

VII) Las personas físicas o jurídicas que a nombre y por cuenta de terceros realicen transacciones o administren en forma habitual sociedades comerciales.

Facúltase al Poder Ejecutivo a establecer, por vía reglamentaria, los requisitos que deberán cumplir estos sujetos obligados, para el registro de transacciones, el mantenimiento de los respectivos asientos y la debida identificación de los clientes. Cuando los sujetos obligados participen en un organismo gremial que por el número de sus integrantes represente significativamente a la profesión u oficio de que se trate, el organismo de control en materia de lavado de dinero y financiamiento del terrorismo podrá coordinar con dichas entidades la mejor manera de instrumentar el cumplimiento por parte de los agremiados o asociados de sus obligaciones en la materia. Si no existieran dichas entidades, el órgano de control podrá crear comisiones interinstitucionales cuya integración, competencia y funcionamiento serán establecidos por la reglamentación.

El incumplimiento de las obligaciones previstas para los sujetos obligados por el presente artículo determinará la aplicación de sanciones por parte de la Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo.

Dichas sanciones se aplicarán apreciando la entidad de la infracción y los antecedentes del infractor y consistirán en apercibimiento, observación, multa o suspensión del sujeto obligado cuando corresponda, en forma temporaria, o con previa autorización judicial, en forma definitiva.

Las suspensiones temporarias no podrán superar el límite de tres meses.

El monto de las multas se graduará entre un mínimo de 1.000 UI (mil unidades indexadas) y un máximo de 20.000.000 UI (veinte millones de unidades indexadas) según las circunstancias del caso, la conducta y el volumen de negocios habituales del infractor".

Artículo 51- Agrégase al artículo 292 de la Ley Nº 18.719, de 27 de diciembre de 2010, el siguiente inciso:

"Exceptúanse de la prohibición prevista en el inciso segundo del presente artículo a los funcionarios de la Dirección General Impositiva que pasen a desempeñar tareas en comisión a la Secretaría Nacional para la Lucha contra el Lavado de Activos y el Financiamiento del Terrorismo. Dichos funcionarios mantendrán las retribuciones que por todo concepto perciban en la unidad ejecutora de origen, incluida la partida por dedicación exclusiva, y siendo de aplicación las mismas exigencias y limitaciones que en la oficina de origen".

Artículo 52.- Sustitúyese el artículo 9º de la Ley Nº 18.621, de 25 de octubre de 2009, por el siguiente:

"ARTÍCULO 9º. (De la Junta Nacional de Emergencias y Reducción de Riesgos).- La Junta Nacional de Emergencias y Reducción de Riesgos es el ámbito de coordinación del Poder Ejecutivo, para la definición de políticas públicas de reducción de riesgo y atención a emergencias y desastres.

Estará presidida por el Prosecretario de la Presidencia de la República. Serán miembros permanentes los Subsecretarios de los Ministerios del Interior; de Defensa Nacional; de Industria, Energía y Minería; de Salud Pública; de Ganadería, Agricultura y Pesca; de Vivienda, Ordenamiento Territorial y Medio Ambiente y de Desarrollo Social. La Secretaría General será ejercida por el Director Nacional de Emergencias. Integrarán también esta Junta Nacional cuando sean convocados por razones de tema, los Subsecretarios de los Ministerios de Relaciones Exteriores; de Economía y Finanzas; de Educación y Cultura; de Transporte y Obras Públicas; de Trabajo y Seguridad Social y de Turismo, así como el Presidente del Congreso de Intendentes, a

quien se le dará cuenta de las convocatorias con exhortación a concurrir al igual que a representantes de la sociedad civil, conforme a la reglamentación.

Serán competencias de la Junta Nacional de Emergencias y Reducción de Riesgos:

A) Formular políticas, estrategias, normativas y planes nacionales para la reducción de riesgos y manejo de situaciones de emergencia.

B) Adoptar medidas para reducir la vulnerabilidad y fortalecer las capacidades de preparación, respuesta, rehabilitación y recuperación.

C) Establecer comisiones asesoras técnicas y operativas para la toma de decisión.

D) Plantear estudios de identificación y evaluación de riesgos, en referencia a las actividades a cargo del Sistema Nacional de Emergencias.

E) Formular, monitorear y evaluar los planes de recuperación".

Artículo 53.- Sustitúyese el inciso segundo del artículo 110 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"Créanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto", programa 481 "Política de Gobierno", los cargos de Director de Descentralización e Inversión Pública; Director de Planificación; Director de Presupuestos, Control y Evaluación de la Gestión y de Coordinador General, con carácter de particular confianza, cuyas retribuciones serán equivalentes al 50% (cincuenta por ciento) de la retribución correspondiente al sueldo nominal de Senador de la República.

La presente erogación se financiará con créditos del grupo 0 "Retribuciones Personales" del Inciso 02 "Presidencia de la República", unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto", programa 481 "Política de Gobierno", con cargo a la Financiación 1.1 "Rentas Generales".

La Contaduría General de la Nación reasignará los créditos presupuestales correspondientes".

Artículo 54.- Cométese a la Oficina de Planeamiento y Presupuesto la creación del Registro Nacional de Evaluaciones de Intervenciones Públicas. El Registro contendrá una base de datos de todas las evaluaciones finalizadas o en proceso de intervenciones públicas definidas de acuerdo con lo dispuesto en el literal G) del artículo 39 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 22 de la Ley Nº 18.996, de 7 de noviembre de 2012, financiadas total o parcialmente con fondos públicos, comprendiendo estos proyectos, programas, planes o políticas.

Cada organismo designará personas como nexo, quienes serán responsables de la veracidad y actualización de la información que sea provista, en base a los lineamientos técnicos y plazos establecidos por la Oficina de Planeamiento y Presupuesto.

Artículo 55.- Los entes autónomos y los servicios descentralizados incluidos en el artículo 220 de la Constitución de la República, podrán contar con compromisos de gestión suscritos entre el organismo, el Ministerio a través del cual se relacionan con el Poder Ejecutivo, el Ministerio de Economía y Finanzas y la Oficina de Planeamiento y Presupuesto. Los mismos tendrán una vigencia anual y deberán ser suscritos antes del 31 de diciembre del año inmediato anterior.

Los compromisos de gestión serán instrumentos que permitirán evaluar la compatibilidad entre la acción cotidiana de gobierno de los organismos antes mencionados y el cumplimiento de los planes estratégicos a mediano y largo plazo que determinen sus cometidos específicos. Para ello se fijarán, de común acuerdo entre los suscriptores de los mismos, un conjunto de indicadores con metas de cumplimiento asociadas, que den cuenta de la gestión de los

organismos en sus cometidos específicos y su eficacia en el manejo de los recursos públicos.

Artículo 56.- Reasígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto", programa 481 "Política de Gobierno", del objeto del gasto 092.004 "Partida global para reformulación de estructuras" al objeto del gasto 057 "Becas de trabajo y pasantías", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 2.978.447 (dos millones novecientos setenta y ocho mil cuatrocientos cuarenta y siete pesos uruguayos), incluido aguinaldo y cargas legales, a efectos de atender contrataciones de becarios y pasantes.

Artículo 57.- Sustitúyese el artículo 31 de la Ley Nº 13.640, de 26 de diciembre de 1967, en la vigencia dada por el artículo 29 de la Ley Nº 14.106, de 14 de marzo de 1973, por el siguiente:

> "ARTÍCULO 31.- Autorízase a la Presidencia de la República a disponer, previa solicitud fundada del Director de la Oficina de Planeamiento y Presupuesto, los funcionarios de organismos públicos estatales y no estatales que pasen a prestar servicios en comisión por el tiempo que se estime necesario en cada caso en la mencionada Oficina".

Artículo 58.- Reasígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto", programa 481 "Política de Gobierno", del objeto del gasto 095.002 "Fondo para contratos Temporales de Derecho Público", una partida de $ 10.843.334 (diez millones ochocientos cuarenta y tres mil trescientos treinta y cuatro pesos uruguayos), que incluye aguinaldo y cargas legales, al objeto del gasto 042.510 "Compensación especial por funciones especiales" y a aguinaldo y cargas legales correspondientes.

Artículo 59.- Sustitúyese el artículo 15 de la Ley Nº 18.597, de 21 de setiembre de 2009, por el siguiente:

> "ARTÍCULO 15.- Facúltase a la Unidad Reguladora de Servicios de Energía y Agua a desarrollar el contralor del cumplimiento de lo

dispuesto en el artículo 12 de la presente ley, pudiendo resolver el retiro del mercado de los equipamientos que no cumplieran con la normativa correspondiente, previa vista al particular.

Los incumplimientos determinarán la aplicación de sanciones conforme a lo previsto en su ley orgánica, aplicando el principio de razonabilidad en el caso de las multas".

Artículo 60.- La Unidad Reguladora de Servicios de Energía y Agua, en el marco de sus atribuciones de regulación y control de la seguridad de productos y equipamientos eléctricos comercializables, y en otras materias de su competencia en que pueda corresponder, ante actuaciones de entidades certificadoras intervinientes que puedan habilitar alguna observación en su proceder técnico, debe comunicar circunstanciadamente tal situación al Organismo Uruguayo de Acreditación.

Artículo 61.- Sustitúyese el inciso cuarto del artículo 26 de la Ley Nº 17.598, de 13 de diciembre de 2002, en la redacción dada por el artículo 44 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"Cuando se identifiquen usuarios afectados por el incumplimiento y se aplique la sanción de multa, la proporción del producido de esta, correspondiente al daño patrimonial considerado al establecer la sanción, se podrá repartir entre dichos usuarios, sin perjuicio de las acciones que estos pudieren promover directamente en la vía jurisdiccional para el resarcimiento de otros daños y perjuicios padecidos. En supuestos en que sea dificultoso determinar el daño producido a los usuarios afectados, el criterio del monto a revertir de la multa debe ajustarse al principio de razonabilidad".

Artículo 62.- Autorízase al Poder Ejecutivo a suprimir vacantes en la unidad ejecutora 006 "Unidad Reguladora de Servicios de Energía y Agua (URSEA)", del Inciso 02 "Presidencia de la República" y reasignar los créditos que resulten de la eliminación de las mismas al objeto del gasto 042.520 "Compensación especial por cumplir condiciones específicas", a efectos de completar el financiamiento total de los cargos vacantes que permanezcan en su estructura.

Artículo 63.- Facúltase a la unidad ejecutora 007 "Instituto Nacional de Estadística", del Inciso 02 "Presidencia de la República", a contratar personal bajo la modalidad de contrato laboral y bajo la modalidad de contrato de trabajo, al amparo de lo dispuesto por el artículo 54 de la Ley N° 18.719, de 27 de diciembre de 2010, y por el artículo 92 de la Ley N° 19.121, de 20 de agosto de 2013, respectivamente, para el desempeño de tareas de encuestadores, críticos-codificadores y supervisores de campo, así como del personal necesario para cumplir con los servicios especiales o extraordinarios solicitados por organismos públicos y privados, nacionales o internacionales, en el marco de lo dispuesto por el artículo 125 de Ley N° 15.809, de 8 de abril de 1986, en la redacción dada por el artículo 95 de la Ley N° 16.736, de 5 de enero de 1996, en los casos que no se cuente con recursos humanos propios para dichas tareas.

Las personas que desempeñen las funciones de encuestador percibirán sus retribuciones por encuesta, en función de la complejidad del respectivo formulario, el grado de dificultad previsto para la concreción de cada entrevista y la duración de la misma.

Las personas que desempeñen las funciones de críticos-codificadores o supervisores de campo percibirán sus retribuciones por encuesta criticada o supervisada, o en forma mensual, en función de la complejidad y extensión del trabajo de campo.

Las contrataciones que se efectúen estarán exceptuadas del procedimiento del Sistema de Reclutamiento y Selección de la Oficina Nacional del Servicio Civil, y podrán acumularse a otro empleo público, siempre que no superen en conjunto las sesenta horas semanales.

Derógase el artículo 76 de la Ley N° 18.834, de 4 de noviembre de 2011, en la redacción dada por el artículo 64 de la Ley N° 19.149, de 24 de octubre de 2013.

Artículo 64.- El personal que ingrese a la unidad ejecutora 007 "Instituto Nacional de Estadística", del Inciso 02 "Presidencia de la República", para el desempeño de tareas de encuestador en las encuestas de carácter

permanente, lo hará bajo el régimen previsto en el artículo 90 de la Ley Nº 19.121, de 20 de agosto de 2013.

El citado personal percibirá su retribución por encuesta, en función de la complejidad del respectivo formulario, el grado de dificultad previsto para la concreción de cada entrevista y la duración de la misma.

Autorízase a la unidad ejecutora 007 "Instituto Nacional de Estadística", a fijar la remuneración del referido personal por encuesta, en función de lo establecido en el inciso anterior.

Se autoriza a la Contaduría General de la Nación a efectuar las modificaciones presupuestales necesarias para dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 65.- Facúltase al Poder Ejecutivo, a propuesta del Instituto Nacional de Estadística, a contratar bajo el régimen del artículo 90 de la Ley Nº 19.121, de 20 de agosto de 2013, a quienes a la fecha de vigencia de la presente ley se encuentren contratados al amparo del régimen previsto en el artículo 92 de la referida ley y en los artículos 53 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 12 de la Ley Nº 18.834, de 4 de noviembre de 2011, y por el artículo 121 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 34 de la Ley Nº 18.996, de 7 de noviembre de 2012. En estos casos el contrato será de seis meses y será de aplicación el procedimiento de evaluación previsto en el Decreto Nº 374/012, de 16 de noviembre de 2012.

El citado personal continuará percibiendo su retribución por encuesta, en función de la complejidad del respectivo formulario, el grado de dificultad previsto para la concreción de cada entrevista y la duración de la misma.

Autorízase a la Contaduría General de la Nación a efectuar las modificaciones presupuestales necesarias para dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 66.- A los efectos de la determinación de la partida de alimentación que perciben los funcionarios de la unidad ejecutora 007 "Instituto

Nacional de Estadística", del Inciso 02 "Presidencia de la República", no se tendrán en cuenta los importes percibidos por trabajos extraordinarios, realizados en el marco de lo establecido por el artículo 125 de la Ley Nº 15.809, de 8 de abril de 1986, en la redacción dada por el artículo 95 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 67.- Transfórmanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 007 "Instituto Nacional de Estadística", dos cargos Secretaria VI, Serie Administrativo, escalafón C, grado 7, en dos cargos Especialista IV, Serie Estadística, escalafón D, grado 7.

Artículo 68.- Reasígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 007 "Instituto Nacional de Estadística", programa 420 "Información Oficial y Documentos de Interés Público", del objeto del gasto 099.001 "Partida Proyectada", la suma de $ 2.000.000 (dos millones de pesos uruguayos), que incluye aguinaldo y cargas legales, a la partida asignada por el artículo 124 de la Ley Nº 18.719, de 27 de diciembre de 2010, en el objeto del gasto 057.000 "Becas de Trabajo y Pasantías", más aguinaldo y cargas legales, a efectos de financiar la contratación de becarios y pasantes.

Artículo 69.- Reasígnanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 007 "Instituto Nacional de Estadística", programa 420 "Información Oficial y Documentos de Interés Público", Financiación 1.1 "Rentas Generales", los créditos correspondientes a partidas por una sola vez de los Proyectos 603, 604, 606, 607 y 609 vigentes al 31 de diciembre de 2015, para atender las erogaciones que demande la planificación y ejecución del Proyecto "Encuesta Nacional de Gastos e Ingresos de los Hogares".

Autorízase a distribuir dichas partidas entre los distintos objetos del gasto inclusive el grupo 0.

El Instituto Nacional de Estadística comunicará a la Contaduría General de la Nación, previo informe favorable de la Oficina de Planeamiento y Presupuesto y del Ministerio de Economía y Finanzas, la distribución por objeto del gasto.

La Contaduría General de la Nación realizará los ajustes de crédito correspondientes.

Artículo 70.- Derógase el literal q) del artículo 4º de la Ley Nº 15.757, de 15 de julio de 1985, incorporado por el artículo 6º de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 71.- Autorízase al Inciso 02 "Presidencia de la República", unidad ejecutora 008 "Oficina Nacional del Servicio Civil", programa 343 "Formación y Capacitación", a reforzar las asignaciones presupuestales correspondientes a remuneración de horas docentes, impartidas por la Escuela Nacional de Administración Pública, con cargo a la recaudación generada por aplicación del artículo 19 de la Ley Nº 18.172, de 31 de agosto de 2007, en la Financiación 1.2 "Recursos con Afectación Especial".

Artículo 72.- Prohíbese la tenencia, utilización, activación, comercialización, distribución o transferencia de un sistema inhibidor de señales de telecomunicaciones de cualquier tipo, sin permiso de la Unidad Reguladora de Servicios de Comunicaciones (URSEC).

La inobservancia de lo dispuesto dará lugar a la aplicación de las sanciones establecidas en el artículo 89 de la Ley Nº 17.296, de 21 de febrero de 2001, conforme corresponda. Lo producido de las multas aplicadas por este concepto corresponderá a la URSEC.

Artículo 73.- Créase en el Inciso 02 "Presidencia de la República", unidad ejecutora 010 "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" (AGESIC), el Proyecto "Trámites en Línea", con el objetivo de promover y desarrollar estrategias de simplificación, priorización y puesta en línea de trámites en todas las entidades públicas.

Asígnase a la AGESIC la dirección, gestión y contralor de dicho Proyecto.

Artículo 74.- Reconócese el derecho de las personas a relacionarse con las entidades públicas por medios electrónicos, sin exclusión de los medios tradicionales.

Artículo 75.- Las entidades públicas deberán constituir domicilio electrónico a los efectos del relacionamiento electrónico entre sí y con las personas, conforme a la reglamentación que dicte el Poder Ejecutivo.

Autorízase al Poder Ejecutivo, a los Organismos de los artículos 220 y 221 de la Constitución de la República y a los Gobiernos Departamentales a establecer la obligatoriedad de la constitución de domicilio electrónico por parte de las personas que con ellos se relacionen, considerando la capacidad técnica de estas u otros motivos acreditados, en forma fundada y de acuerdo con los principios de eficiencia y eficacia, previo asesoramiento de la Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento (AGESIC).

Artículo 76.- Las entidades públicas deberán simplificar sus trámites, siguiendo los lineamientos de gobierno electrónico, adoptando el procedimiento más sencillo posible para el interesado y exigiéndole únicamente el cumplimiento de los requisitos y etapas que sean indispensables para la obtención del propósito perseguido.

En virtud de lo señalado en el inciso anterior, las entidades públicas no deberán solicitar copias de la documentación presentada por los interesados cuando estas puedan obtenerse a través de medios electrónicos, ni solicitarles información que pueda obtenerse de otras entidades públicas.

Las entidades públicas deberán publicar en su sitio web y en el Portal del Estado Uruguayo cada uno de los trámites que ofrecen, con la indicación precisa de todos los requisitos que el interesado debe cumplir para su realización, del costo total que debe abonar, del plazo máximo de duración del trámite y de la dependencia donde debe realizarse el mismo.

Serán responsables de revisar periódicamente la información publicada, exhibiendo la fecha de la última revisión. No se podrá exigir al interesado el cumplimiento de requisitos adicionales a los previstos en la publicación referida.

Artículo 77.- Las entidades públicas deberán proveer medios electrónicos para la notificación de sus actuaciones a los interesados, proporcionando seguridad en cuanto a la efectiva realización de la diligencia y su fecha.

El Poder Ejecutivo reglamentará el presente artículo.

Artículo 78.- Las copias electrónicas que tengan indicación de haber sido realizadas por medios electrónicos de documentos electrónicos, emitidos por el propio interesado o por las entidades públicas, serán consideradas copias auténticas con la misma eficacia que el documento electrónico original, siempre que la información de firma electrónica permita comprobar su coincidencia.

Artículo 79.- Las copias recibidas o realizadas por las entidades públicas por medios electrónicos, de documentos emitidos originariamente en soporte papel, tendrán el carácter de copias auténticas, siempre que el funcionario actuante deje constancia de su identidad con el original, fecha, hora, lugar de emisión y firma. Cumplida que sea, se devolverán a la parte los documentos originales. Sin perjuicio de ello, la entidad pública podrá exigir en cualquier momento la exhibición de los mismos o de copias certificadas notarialmente.

Artículo 80.- Las copias en soporte papel realizadas por las entidades públicas de documentos electrónicos, se considerarán auténticos, siempre que su impresión incluya un código generado electrónicamente u otros sistemas de verificación que permitan corroborar su autenticidad mediante el acceso a los archivos electrónicos, o que el funcionario actuante deje constancia de su identidad con el original, fecha, hora, lugar de emisión y firma.

Artículo 81.- Los funcionarios egresados de carreras relacionadas a las tecnologías de la información y las comunicaciones y que desempeñen funciones prioritarias de coordinación, supervisión, conducción en el programa 484 "Políticas de Gobierno Electrónico", unidad ejecutora 010 "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" podrán percibir una compensación equivalente hasta el 15% (quince por ciento) de sus remuneraciones de naturaleza salarial.

Reasígnanse en la referida unidad ejecutora, los créditos del objeto del gasto 095.002 "Fondo para Contratos Temporales de Derecho Público" a partir del ejercicio 2016 en $ 2.500.000 (dos millones quinientos mil pesos uruguayos) anuales con cargo a la Financiación 1.1 "Rentas Generales", a los objetos del gasto correspondientes para cubrir dicha compensación, el aguinaldo y aportes patronales resultantes.

Artículo 82.- Las entidades públicas deberán como mínimo publicar en formato abierto, la información preceptuada por el artículo 5º de la Ley Nº 18.381, de 17 de octubre de 2008, y por los artículos 38 y 40 del Decreto Nº 232/010, de 2 de agosto de 2010, según corresponda en el ámbito de su competencia.

Los datos y sus metadatos asociados deberán cumplir con las normas técnicas que determine la Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento. La publicación de estos datos deberá realizarse en el marco de lo dispuesto por la Ley Nº 19.179, de 27 de diciembre de 2013 ("software" libre y formatos abiertos en el Estado).

Artículo 83.- Sustitúyese el numeral 5) del artículo 35 de la Ley Nº 18.331, de 11 de agosto de 2008, en la redacción dada por el artículo 152 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"5) Clausura de la base de datos respectiva. A tal efecto se podrá promover ante los órganos jurisdiccionales competentes la clausura de las bases de datos que se comprobare infringieren o transgredieren la presente ley".

Artículo 84.- Declárase, en vía interpretativa, que los registros y documentos destinados a la protección y contralor del trabajo, establecidos por la normativa legal y reglamentaria vigente a la fecha de promulgación de la presente ley, se encuentran comprendidos en lo dispuesto por los literales B) y D) del artículo 9º y el literal B) del artículo 17 de la Ley Nº 18.331, de 11 de agosto de 2008.

Artículo 85.- Las entidades públicas admitirán en su relacionamiento electrónico, entre ellas y con las personas, los certificados electrónicos reconocidos, conforme con lo establecido en la Ley Nº 18.600, de 21 de setiembre de 2009, sin perjuicio de lo dispuesto en su artículo 10.

Artículo 86.- Créase en el Inciso 02 "Presidencia de la República", la unidad ejecutora 011 "Secretaría Nacional del Deporte", con la naturaleza jurídica y los cometidos previstos en los artículos 1º y 2º de la Ley Nº 19.331, de 20 de julio de 2015.

El Poder Ejecutivo reglamentará las normas de la Ley Nº 19.331, de 20 de julio de 2015, facultándose a la Contaduría General de la Nación para reasignar los créditos presupuestales correspondientes.

Artículo 87.- Créanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", los siguientes cargos de particular confianza, cuyas retribuciones se regirán por lo dispuesto en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012, en un porcentaje de la retribución de Senador de la República, según el siguiente detalle:

- Secretario Nacional del Deporte, 60% (sesenta por ciento).

- Subsecretario Nacional del Deporte, 50% (cincuenta por ciento).

- Gerente Nacional del Deporte, 50% (cincuenta por ciento).

Suprímense los cargos de particular confianza de Director Nacional de Deporte, Director de Promoción Deportiva y Director de Desarrollo Deportivo pertenecientes al Ministerio de Turismo.

La Contaduría General de la Nación efectuará las reasignaciones de créditos correspondientes, a los efectos de dar cumplimiento con lo establecido en este artículo.

Artículo 88.- Créanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", los cargos de Coordinador de Área Deporte Comunitario, Coordinador de Área Deporte

Federado, Coordinador de Área Deporte y Educación y Coordinador de Área de Programas Especiales con carácter de particular confianza, cuyas retribuciones se regirán por el literal C) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986, modificativas y concordantes.

Asígnase una partida presupuestal anual de $ 4.943.490 (cuatro millones novecientos cuarenta y tres mil cuatrocientos noventa pesos uruguayos), incluido aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales", para financiar la creación de los cargos establecida en el inciso primero de este artículo.

Artículo 89.- Autorízase la comisión de servicios de funcionarios de la Secretaría Nacional del Deporte para desempeñar tareas propias del deporte en las Intendencias Departamentales, a solicitud de estas.

Artículo 90.- Increméntanse las partidas autorizadas por el artículo 441 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 198 de la Ley Nº 19.149, de 24 de octubre de 2013, con cargo a la Financiación 1.1 "Rentas Generales", con una partida anual de $ 5.000.000 (cinco millones de pesos uruguayos), con destino al Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", programa 282 "Deporte Comunitario".

Sustitúyese el inciso tercero del artículo 441 de la Ley Nº 18.719, de 27 de diciembre 2010, en la redacción dada por el artículo 198 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

> "La partida autorizada será utilizada para la realización de convenios con organismos públicos o privados interesados en colaborar con el mantenimiento y la vigilancia de los equipamientos deportivos comunitarios, tareas de docencia, administración, limpieza y guardavidas".

Artículo 91.- Autorízase a la Contaduría General de la Nación a realizar las transferencias de créditos presupuestales correspondientes, a efectos de dar cumplimiento con lo dispuesto por los artículos 2º y 3º de la Ley Nº 19.331, de 20 de julio de 2015.

Los funcionarios redistribuidos mantendrán su situación funcional y no verán afectados sus derechos, garantías y deberes inherentes a la vinculación con su oficina de origen, al ser incorporados de forma definitiva.

Artículo 92.- Facúltase a la unidad ejecutora 011 "Secretaría Nacional del Deporte" del Inciso 02 "Presidencia de la República", a contratar personal docente y no docente, necesario para los servicios de verano, bajo la modalidad de contrato de trabajo, prevista en el artículo 92 de la Ley Nº 19.121, de 20 de agosto de 2013.

Dichas contrataciones se efectuarán por un periodo máximo de ciento ochenta días, no pudiendo ser renovadas, quedando exceptuadas de la aplicación de lo dispuesto por los artículos 93 y 94 de la Ley Nº 19.121.

Incrementase el crédito presupuestal del objeto del gasto 031.009, "Contratos de Trabajo", del programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", en la suma de $ 1.355.416 (un millón trescientos cincuenta y cinco mil cuatrocientos dieciséis pesos uruguayos) anuales, que incluye aguinaldo y cargas legales, a efectos de financiar las contrataciones previstas en este artículo.

Estos contratos serán compatibles con el ejercicio de cualquier cargo, profesión o actividad públicos o privados, así como con otros contratos de similar naturaleza, siempre que no superen en conjunto las sesenta horas semanales ni se superpongan los horarios, de acuerdo con la normativa vigente en materia de acumulación de cargos y funciones.

Artículo 93.- Asígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", programa 282 "Deporte Comunitario", una partida anual de $ 27.056.672 (veintisiete millones cincuenta y seis mil seiscientos setenta y dos pesos uruguayos), incluidos aguinaldo y cargas legales con cargo a la Financiación 1.1 "Rentas Generales" a fin de adecuar la escala salarial.

Artículo 94.- La Secretaría Nacional del Deporte presentará al Poder Ejecutivo una propuesta de estructura organizativa y de los puestos de trabajo

necesarios para el cumplimiento de los cometidos asignados por la Ley Nº 19.331, de 20 de julio de 2015, dentro del plazo de ciento veinte días a partir de la vigencia de la presente ley.

El Poder Ejecutivo remitirá a consideración de la Asamblea General la estructura de puestos de trabajo de la Secretaría Nacional del Deporte, con informe previo y favorable de la Oficina de Planeamiento y Presupuesto, de la Oficina Nacional del Servicio Civil y del Ministerio de Economía y Finanzas.

Si en un plazo de cuarenta y cinco días no hubiera expresión contraria a la propuesta del Poder Ejecutivo, este procederá a su aprobación por decreto.

Asígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", una partida anual de $ 3.000.000 (tres millones de pesos uruguayos), que incluye aguinaldo y cargas legales, con destino a financiar la nueva estructura, por lo que, una vez aprobada la misma, la Contaduría General de la Nación realizará las reasignaciones pertinentes.

Artículo 95.- Increméntase en el Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", el crédito presupuestal del objeto del gasto 095.005 "Fondo p/financiar funciones transitorias y de conducción", en $ 1.000.000 (un millón de pesos uruguayos) anuales, que incluyen aguinaldo y cargas legales, con destino a financiar la asignación transitoria de funciones de administración superior.

Artículo 96.- Autorízase al Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", a reincorporar funcionarios que se encuentren en la situación prevista en el inciso segundo del artículo 48 de la Ley Nº 18.719, de 27 de diciembre de 2010. A dichos efectos, podrá reasignarse una partida anual de $ 4.000.000 (cuatro millones de pesos uruguayos), que incluye aguinaldo y cargas legales, del objeto del gasto 092.000 "Partidas Globales a Distribuir".

Artículo 97.- Autorízase al Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", programa 282 "Deporte Comunitario", a abonar a sus funcionarios un complemento retributivo variable,

que implique compromisos de gestión basados en el cumplimiento de metas e indicadores con el asesoramiento de la Comisión de Compromisos de Gestión. A tales efectos, asígnase una partida anual de $ 2.951.122 (dos millones novecientos cincuenta y un mil ciento veintidós pesos uruguayos) para el ejercicio 2019, más aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales".

Artículo 98.- Agréganse al artículo 1º de la Ley Nº 19.331, de 20 de julio de 2015, como incisos segundo y tercero, los siguientes:

"Dispónese que se deberá contar, de forma preceptiva, con el pronunciamiento previo de la Secretaría Nacional del Deporte, de conformidad con el procedimiento que dictará el Poder Ejecutivo en la reglamentación, sobre toda decisión a tomar por parte de los incisos de la Administración Central, de los entes autónomos y de los servicios descentralizados relacionada al deporte o a actividades deportivas. Entre otras y de forma no taxativa se incluyen: organizar competencias y torneos, brindar apoyos económicos y de entrenamiento a deportistas o participar en campañas de promoción de deportistas.

La Secretaría Nacional del Deporte asesorará en la materia de su competencia a los Gobiernos Departamentales y demás organismos del Estado que lo soliciten".

Artículo 99.- Increméntanse en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", los créditos presupuestales con cargo a la Financiación 1.1 "Rentas Generales", en los programas, proyectos de inversión y ejercicios que se detallan a continuación:

Programa		2016	2017	2018	2019
282 "Deporte Comunitario"	714 "Construcción piscinas cerradas y climatizadas"	48.000.000	49.500.000	51.000.000	50.500.000
283 "Deporte	715	10.000.000	10.000.000	10.000.000	0

de Competencia"	"Construcción de gimnasios"				
TOTAL		58.000.000	59.500.000	61.000.000	50.500.000

Artículo 100.- Increméntanse en el Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", los créditos presupuestales para los ejercicios y en los objetos del gasto que se detallan a continuación:

Objeto del Gasto	2016	2017	2018	2019
211.000	0	44.000	60.000	60.000
212.000	0	438.000	810.000	1.600.000
213.000	0	262.000	500.000	1.000.000
214.000	0	481.000	900.000	1.700.000
299.000	4.900.000	4.660.000	4.600.000	7.040.000
721.000	100.000	115.000	130.000	100.000
Total	5.000.000	6.000.000	7.000.000	11.500.000

Artículo 101.- Asígnase al Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 4.000.000 (cuatro millones de pesos uruguayos) en el objeto del gasto 591.000 "Otras Transferencias Corrientes", con destino a "Programas Especiales".

Artículo 102.- Declárase de interés nacional la propuesta de la candidatura de nuestro país para ser sede de la Copa Mundial FIFA 2030, así como el programa de celebraciones del centenario del campeonato del mundo del año 1930. Encomiéndase al Poder Ejecutivo la realización de las gestiones necesarias a tales fines.

Asígnase en el Inciso 02 "Presidencia de la República", programa 283 "Deporte de Competencia", unidad ejecutora 011 "Secretaría Nacional del

Deporte", con cargo a la Financiación 1.1 "Rentas Generales", en el objeto del gasto 721.000 "Gastos Extraordinarios", una partida anual de $ 500.000 (quinientos mil pesos uruguayos) para los ejercicios 2016, 2017 y 2019 y una partida de $ 1.000.000 (un millón de pesos uruguayos) para el ejercicio 2018, a los efectos de lo dispuesto en el presente artículo.

Artículo 103.- Asígnase en el Inciso 02 "Presidencia de la República", programa 283 "Deporte de Competencia", unidad ejecutora 011 "Secretaría Nacional del Deporte", Proyecto de Inversión 750 "Equipamiento del Laboratorio Control de Dopaje", con cargo a la Financiación 1.1 "Rentas Generales", en el objeto del gasto 799.000 "Otros Gastos No Clasificados", una partida de $ 2.500.000 (dos millones quinientos mil pesos uruguayos) para el ejercicio 2016 y una partida de $ 1.000.000 (un millón de pesos uruguayos) para los ejercicios 2017 y 2019, para gastos de funcionamiento e inversiones del Laboratorio de Control de Dopaje.

Artículo 104.- Increméntase en el Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", la suma de $ 500.000 (quinientos mil pesos uruguayos) anuales, incluido aguinaldos y cargas legales, en la partida asignada por el artículo 428 de la Ley Nº 18.719, de 27 de diciembre de 2010, con destino al pago de compensaciones especiales.

Artículo 105.- Increméntase en el Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte" con cargo a la Financiación 1.1 "Rentas Generales" en $ 1.000.000 (un millón de pesos uruguayos) anuales, la partida otorgada por el artículo 433 de la Ley Nº 18.719, de 27 de diciembre de 2010, para "Servicios Odontológicos, Guarderías y Otros".

Artículo 106.- Increméntanse en el Inciso 02 "Presidencia de la República", programa 282 "Deporte Comunitario", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", los créditos presupuestales destinados a dietas, en $ 3.000.000 (tres millones de pesos uruguayos) anuales, incluido aguinaldo y cargas legales.

Artículo 107.- Increméntanse las asignaciones presupuestales destinadas a gastos de inversión en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", programa 282 "Deporte Comunitario", Financiación 1.1 "Rentas Generales", según el siguiente detalle:

Proyecto/Año	2016	2017	2018	2019
971 "Equipamiento y mobiliario de oficina"	4.000.000	2.500.000	1.000.000	2.000.000
972 "Informática"	1.000.000	500.000	1.000.000	1.000.000
974 "Vehículos"	0	1.000.000	0	1.000.000
TOTAL	5.000.000	4.000.000	2.000.000	4.000.000

Artículo 108.- Increméntase en el Inciso 02 "Presidencia de la República", programa 283 "Deporte de Competencia", unidad ejecutora 011 "Secretaría Nacional del Deporte", con cargo a la Financiación 1.1 "Rentas Generales", en el objeto del gasto 591.000 "Otras Transferencias Corrientes" la suma de $ 3.500.000 (tres millones quinientos mil pesos uruguayos) anuales, para la partida destinada a transferencias a las federaciones.

A los efectos de esta asignación, será de aplicación lo dispuesto por la Ley Nº 18.104, de 15 de marzo de 2007, destinándose los recursos necesarios para la promoción del deporte de las mujeres.

Artículo 109.- La Secretaría Nacional del Deporte podrá declarar de interés deportivo o institucional las propuestas que, en el ámbito de su competencia, se le presenten.

El Poder Ejecutivo reglamentará el alcance de la presente declaratoria.

Artículo 110.- La Secretaría Nacional del Deporte regulará y normalizará con alcance nacional la construcción de infraestructura e instalaciones deportivas, ajustándolas a los requerimientos reglamentarios de las diferentes disciplinas, las condiciones de seguridad y sustentabilidad, los manuales de buenas prácticas y los adelantos tecnológicos, estableciendo la regulación en esta materia.

El Poder Ejecutivo reglamentará el presente artículo, a propuesta de la Secretaría Nacional del Deporte.

Artículo 111.- Sustitúyese el artículo 89 de la Ley Nº 17.292, de 29 de enero de 2001, por el siguiente:

"ARTÍCULO 89.- Los deportistas: atletas, cuerpos técnicos, médicos, kinesiólogos y otros profesionales con cometidos justificados dentro de la delegación así como los árbitros, jueces y veedores que formen parte de una delegación deportiva designada para participar en certámenes internacionales oficiales en representación del país, podrán solicitar a los institutos de enseñanza, públicos y privados, autorización para no asistir a cursos o clases y estos deberán conceder dicha autorización, otorgando, en su caso, prórrogas para rendir exámenes o pruebas, estableciendo para ello mesas especiales.

Los funcionarios públicos que forman parte de la delegación deportiva de acuerdo al inciso precedente se considerarán en la situación prevista en el artículo 13 de la Ley Nº 19.121, de 20 de agosto de 2013, desde dos días antes del certamen hasta dos días después de realizado.

A estos efectos se deberá requerir un informe favorable de la Secretaría Nacional del Deporte, el que deberá acreditarse ante las autoridades correspondientes.

Facúltase a la Secretaría Nacional del Deporte a reglamentar el presente artículo".

Artículo 112.- La Secretaría Nacional del Deporte realizará anualmente una premiación a los deportistas uruguayos campeones en sus respectivas federaciones, efectuando un reconocimiento especial a los atletas consagrados, a la trayectoria deportiva, proyectos exitosos o buenas prácticas en el ámbito deportivo.

Asígnase en el objeto del gasto 721.000 "Gastos Extraordinarios" una partida anual de $ 500.000 (quinientos mil pesos uruguayos) con cargo a la Financiación 1.1 "Rentas Generales", a los fines previstos en el inciso primero de este artículo.

Artículo 113.- Reasígnase la suma de $ 50.000.000 (cincuenta millones de pesos uruguayos) del Inciso 24 "Diversos Créditos", programa 481 "Política de Gobierno", unidad ejecutora 002 "Presidencia de la República", objeto del gasto 199 "Otros bienes de Consumo", al Inciso 02 "Presidencia de la República", programa 481 "Política de Gobierno", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", objeto del gasto 299 "Servicios no Personales".

Artículo 114.- Asígnase en el Inciso 02 "Presidencia de la República", programa 481 "Política de Gobierno", unidad ejecutora 001 "Presidencia de la República y Unidades Dependientes", una partida anual en el grupo 0 "Retribuciones Personales" de $ 10.000.000 (diez millones de pesos uruguayos), incluidos aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales", a efectos de implementar la Ley Nº 19.307, de 29 de diciembre de 2014 (Servicios de Comunicación Audiovisual).

Artículo 115.- Asígnase en el Inciso 02 "Presidencia de la República", unidad ejecutora 011 "Secretaría Nacional del Deporte", una partida anual de $ 50.000.000 (cincuenta millones de pesos uruguayos), con cargo a la Financiación 1.1 "Rentas Generales" a fin de fortalecer la formación de nivel terciario en educación física.

El Inciso comunicará a la Contaduría General de la Nación la distribución de la asignación presupuestal entre retribuciones personales y gastos de funcionamiento.

Artículo 116.- Agrégase al artículo 24 de la Ley Nº 18.600, de 21 de setiembre de 2009, el siguiente inciso:

"Igualmente serán válidos aquellos certificados emitidos por una autoridad de certificación extranjera, siempre que cumplan con los requisitos establecidos por la presente ley y su reglamentación y exista un acuerdo de

reconocimiento recíproco entre la Entidad acreditadora del país de origen del certificado y la Unidad de Certificación Electrónica".

INCISO 03
MINISTERIO DE DEFENSA NACIONAL

Artículo 117.- Asígnase en el Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional", en el objeto del gasto 057 "Becas de trabajo y pasantías", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 1.208.592 (un millón doscientos ocho mil quinientos noventa y dos pesos uruguayos), más aguinaldo y cargas legales, con destino a la contratación de becarios o pasantes, al amparo del artículo 51 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 249 de la Ley Nº 18.834, de 4 de noviembre de 2011 y por el artículo 311 de la Ley Nº 19.149, de 20 de octubre de 2013.

La suma prevista en el inciso anterior se financiará con la disminución de $ 1.638.146 (un millón seiscientos treinta y ocho mil ciento cuarenta y seis pesos uruguayos) en el objeto del gasto 092.000 "Partidas globales a distribuir", Financiación 1.1 "Rentas Generales" de la unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional" del Inciso 03 "Ministerio de Defensa Nacional".

Artículo 118.- Increméntase en el Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional", Financiación 1.1 "Rentas Generales", la partida asignada por el artículo 92 de la Ley Nº 18.362, de 6 de octubre de 2008, por el artículo 196 de la Ley Nº 18.719, de 27 de diciembre de 2010 y por el artículo 45 de la Ley Nº 18.996, de 7 de noviembre de 2012, con destino al pago de una compensación especial, en $ 8.239.773 (ocho millones doscientos treinta y nueve mil setecientos setenta y tres pesos uruguayos), más aguinaldo y cargas legales.

La suma prevista en el inciso anterior se financiará con la disminución en la unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional" del Inciso 03 "Ministerio de Defensa

Nacional", Financiación 1.1 "Rentas Generales", de los siguientes objetos del gasto:

Objeto del Gasto	Monto ($)
041.008	1.228.116
042.067	1.677.860
043.003	229.268
043.004	574.022
047.500	1.753.139
048.012	1.253.972
048.015	1.570.223
059.000	671.444
081.000	1.309.316
082.000	87.288
Total	10.354.648

Artículo 119.- Asígnase al Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 480 "Ejecución de la Política Exterior", con cargo a la Financiación 1.1 "Rentas Generales", objeto del gasto 042.530 "Compensación especial por horario nocturno o trabajo en días inhábiles" una partida anual de $ 387.763 (trescientos ochenta y siete mil setecientos sesenta y tres pesos uruguayos), más su correspondiente aguinaldo y cargas legales, con destino al pago del personal civil de la Dirección Nacional de Pasos de Frontera, que desempeña tareas en horario nocturno.

La suma prevista en el inciso anterior se financiará con la disminución de $ 418.234 (cuatrocientos dieciocho mil doscientos treinta y cuatro pesos uruguayos), en el objeto del gasto 041.008 "Dif. Pas. Mil Reincorp", más su correspondiente aguinaldo y cargas legales, Financiación 1.1 "Rentas Generales" de la unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional" del Inciso 03 "Ministerio de Defensa Nacional".

Autorízase, para el ejercicio 2015, a transferir en la unidad ejecutora 001 "Dirección General de Secretaría de Estado", del programa 300 "Defensa Nacional", objeto del gasto 041.008 "Dif. Pas. Mil Reincorp", Financiación 1.1 "Rentas Generales", un monto de $ 209.290 (doscientos nueve mil doscientos noventa pesos uruguayos), más su correspondiente aguinaldo y cargas legales, acreditando al objeto del gasto 042.530 "Compensación especial por horario nocturno o trabajo en días inhábiles" del programa 480 "Ejecución de la Política Exterior" un monto de $ 194.000 (ciento noventa y cuatro mil pesos uruguayos), más aguinaldo y cargas legales.

Artículo 120.- Dispónese que la unidad ejecutora 003 "Dirección Nacional de Inteligencia de Estado", programa 300 "Defensa Nacional", del Inciso 03 "Ministerio de Defensa Nacional", pasará a denominarse "Estado Mayor de la Defensa" y mantendrá los recursos humanos, materiales y presupuestales, existentes en la referida unidad ejecutora, a la fecha de vigencia de la presente ley.

La Dirección Nacional de Inteligencia de Estado pasará a denominarse "Dirección de Inteligencia Estratégica", la que dependerá del Ministro de Defensa Nacional y en lo referente a aspectos funcionales y administrativos, de la unidad ejecutora 003 "Estado Mayor de la Defensa".

El Poder Ejecutivo reglamentará las disposiciones de este artículo adecuando la estructura orgánica del Estado Mayor de la Defensa y de la Dirección de Inteligencia Estratégica, permaneciendo vigentes para esta última, las competencias otorgadas a la Dirección Nacional de Inteligencia de Estado, hasta que dicte la reglamentación.

Artículo 121.- Créanse en el Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 003 "Estado Mayor de la Defensa", en el escalafón K "Personal Militar", los subescalafones "ESMADE" y "DIE".

El Personal Superior y Subalterno del subescalafón "DINACIE", pasará a revistar en dichos subescalafones, manteniendo los derechos de su escalafón de origen.

El Poder Ejecutivo reglamentará los aspectos relativos a las condiciones de ingreso y ascenso en los subescalafones que se crean. Hasta que se dicte la citada reglamentación, serán de aplicación a los referidos subescalafones "ESMADE" y "DIE", las disposiciones relativas al subescalafón "DINACIE", en lo que fuere pertinente.

Artículo 122.- El Personal Superior del Cuerpo de Servicios, escalafón de Apoyo, subescalafón Apoyo de Servicios y Combate, del Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 004 "Comando General del Ejército", percibirá una compensación por Mayor Responsabilidad, que se financiará con los créditos presupuestales de la misma unidad ejecutora, de los objetos del gasto 042.103 "Mayor Responsabilidad y Especialización escalafón K", 043.004 "Compensación por Dedicación integral MDN" y 048.012 "Compensación del personal escalafón K y equiparados".

El Poder Ejecutivo reglamentará el presente artículo.

Artículo 123.- Inclúyese en el Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 004 "Comando General del Ejército", programa 300 "Defensa Nacional", al Personal Superior del Cuerpo de Servicios, escalafón de Apoyo, subescalafón Bandas Militares y al Personal Superior de Reserva, en la compensación por dedicación integral establecida en los incisos primero y segundo del artículo 95 de la Ley Nº 19.149, de 24 de octubre de 2013.

El importe de la compensación se calculará sobre las retribuciones vigentes a la fecha de promulgación de la presente ley, incluyendo aguinaldo y cargas legales, no siendo de aplicación a la base de cálculo otras retribuciones que se aprueben en el futuro.

Facúltase a la Contaduría General de la Nación para realizar las reasignaciones que correspondan al objeto del gasto 043.014 "Compensación por Dedicación Integral-MDN", a efectos de la aplicación del presente artículo.

Artículo 124.- Créase en el Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría de Estado", el Proyecto de Funcionamiento 101 "Desarrollo

Deportivo - MDN", con una asignación de $ 1.000.000 (un millón de pesos uruguayos), con destino a solventar los gastos inherentes a la Unidad de Coordinación y Desarrollo Deportivo, disminuyendo igual importe del objeto del gasto 092 "Partida global a distribuir", de la misma unidad ejecutora y programa.

Artículo 125.- Establécese que el Personal Civil de la Armada Nacional quedará comprendido en lo previsto por los numerales 3), 4) y 5) del artículo 83 de la Ley Nº 14.106, de 14 de marzo de 1973, en las redacciones dadas por los artículos 162 del Decreto-Ley Nº 14.189, de 30 de abril de 1974, 102 de la Ley Nº 16.170, de 28 de diciembre de 1990, 164 de la Ley Nº 18.719, de 27 de diciembre de 2010, y 88 de la Ley Nº 18.834, de 4 de noviembre de 2011, cuando cumplan las tareas detalladas en los referidos numerales, percibiendo el adicional diario dispuesto para el Personal Superior.

Incrementase en la unidad ejecutora 018 "Comando General de la Armada", programa 380 "Gestión Ambiental y ordenación del territorio", con cargo a la Financiación 1.1 "Rentas Generales", el objeto del gasto 042.024 "Compensación Adicional del 30% sobre sueldos funcionarios MDN", la suma de $ 84.532 (ochenta y cuatro mil quinientos treinta y dos pesos uruguayos), más aguinaldo y cargas legales, con destino al pago del adicional previsto precedentemente, disminuyéndose en la misma unidad ejecutora los objetos del gasto que se detallan:

Programa	Objeto del Gasto	Monto ($)
300	081.000	500
322	081.000	13.237
300	082.000	33
322	082.000	882
300	047.001	2.426
322	047.500	81.280
300	048.007	648
300	059.000	256
322	059.000	6.788

Programa	Objeto del Gasto	Monto ($)
322	042.520	178
TOTALES		106.228

Artículo 126.- Asígnase al Inciso 03 "Ministerio de Defensa Nacional", programa 363 "Infraestructura fluvial y marítima", unidad ejecutora 018 "Comando General de la Armada", una partida anual de $ 1.493.318 (un millón cuatrocientos noventa y tres mil trescientos dieciocho pesos uruguayos), más aguinaldo y cargas legales, en el grupo 0 "Servicios Personales", con cargo a la Financiación 1.1 "Rentas Generales", con destino al pago de una compensación especial al personal militar superior y subalterno que cumpla tareas específicas en Centros Locales de Dirección de Tráfico Marítimo, Centro de Información Marítima, Centro de Operaciones Tácticas y de Búsqueda y Rescate y Centro de Control Aéreo de la Armada Nacional, disminuyéndose en la misma unidad ejecutora los objetos del gasto que se detallan:

Programa	Objeto del Gasto	Monto ($)
300	059.000	33.069
322	059.000	77.516
300	082.000	4.299
322	042.611	363.902
300	081.000	64.484
322	081.000	151.157
300	041.008	395.820
322	082.000	10.077
322	042.520	566.294
300	048.021	1.006
TOTALES		1.667.624

El Poder Ejecutivo reglamentará la forma de pago de la compensación que se crea por el presente artículo.

La Contaduría General de la Nación habilitará un objeto del gasto específico a tales efectos.

Artículo 127.- Incrementase en el Inciso 03 "Ministerio de Defensa Nacional", programa 343 "Formación y Capacitación", unidad ejecutora 018 "Comando General de la Armada", el crédito del objeto del gasto 051.001 "Horas Docentes" en $ 2.387.268 (dos millones trescientos ochenta y siete mil doscientos sesenta y ocho pesos uruguayos), más aguinaldo y cargas legales, con destino al pago de retribuciones a los Instructores Militares de las Escuelas y Centros Educativos de la Armada Nacional.

Disminúyese del programa 300 "Defensa Nacional", de la unidad ejecutora 018 "Comando General de la Armada", con cargo a la Financiación 1.1 "Rentas Generales", el crédito del objeto del gasto 042.103 "Mayor Resp. y espec. Esc.K-MDN Dto 474/005 y CGN 12/01/06" en $ 2.387.268 (dos millones trescientos ochenta y siete mil doscientos sesenta y ocho pesos uruguayos), más aguinaldo y cargas legales.

Artículo 128.- Sustitúyese el artículo 85 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

"ARTÍCULO 85.- Autorízase al Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 018 "Comando General de la Armada", a percibir un precio por los servicios prestados a terceros en el uso de simuladores, por concepto de capacitación, entrenamiento para gente de mar y cursos de la Organización Marítima Internacional, así como por los cursos de Liderazgo brindados para personal de organizaciones públicas y privadas, que sean dictados por la Armada Nacional.

Dispónese que los estudiantes de la Escuela Técnica Marítima dependiente del Consejo de Educación Técnico-Profesional de la Administración Nacional de Educación Pública, estarán exonerados del pago del precio por el uso de simuladores.

La recaudación por este concepto será destinada a la unidad ejecutora 018, para gastos de funcionamiento, inversión y al pago a

instructores y docentes, por la ejecución de tareas académicas, de investigación o publicación que deban realizarse.

El Poder Ejecutivo reglamentará la presente disposición".

Artículo 129.- Incorpórase como inciso segundo del literal A) del artículo 216 de la Ley Nº 13.637, de 21 de diciembre de 1967, el siguiente:

"Se entiende por arribada a puerto tanto el ingreso de un buque o embarcación a las instalaciones portuarias, así como toda operación con dicho puerto, que efectúe un buque o embarcación que se encuentre en aguas bajo jurisdicción nacional".

Agrégase al artículo 216 de la Ley Nº 13.637, de 21 de diciembre de 1967, como literal B), el siguiente:

"B) Quedan comprendidos dentro del pago de la tasa por servicios de ayuda a la navegación marítima, los buques extranjeros y nacionales que realicen operaciones de transbordo de hidrocarburos como carga, denominadas "STS" o "ship to ship" en las áreas autorizadas".

Artículo 130.- Transfórmanse en el Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 023 "Comando General de la Fuerza Aérea", en el escalafón K "Personal Militar" 2 cargos de Coronel (Administración y Abastecimiento), 2 cargos de Teniente Coronel (Seguridad Terrestre), 6 cargos de Teniente Coronel (Administración y Abastecimiento), 2 cargos de Teniente Coronel (Mantenimiento), 3 cargos de Teniente Coronel (Comunicaciones y Electrónica), 1 cargo de Mayor (Seguridad Terrestre) y 4 cargos de Alférez (Técnico Profesional) en los siguientes cargos: 2 cargos de Coronel (Navegantes), 5 cargos de Mayores (Navegantes), 11 cargos de Capitanes (Navegantes) y 4 cargos de Alférez (Especialista).

Sustitúyese el artículo 65 del Decreto-Ley Nº 14.747, de 28 de diciembre de 1977, en la redacción dada por el artículo 50 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

"ARTÍCULO 65.- Fíjanse los efectivos del Personal Superior de la Fuerza Aérea de acuerdo a lo siguiente:

CUERPO	COMANDO										SS.GG.			
Escalafón	Av.	Nav.	Nav. L	S.T.	A.A.	Mant.	C.y E.	Met.	S.A.	Total	Esp.	T.P.	B.F.A.	Total
Gral. del Aire	1	0	0	0	0	0	0	0	0	1	0	0	0	0
Brig. Gral.	5	0	0	0	0	0	0	0	0	5	0	0	0	0
Coronel	35	3	0	5	2	4	5	1	1	56	0	0	0	0
Tte.Cnel.	37	8	0	2	0	0	0	0	1	48	0	1	0	1
Mayor	38	21	0	1	0	0	0	0	0	60	1	3	0	4
Capitán	53	29	0	1	0	0	0	0	0	83	3	8	0	11
Tte.1º	0	0	0	0	0	0	0	0	0	0	3	11	0	14
Tte.2º	0	0	0	0	0	0	0	0	0	0	6	13	0	19
Alférez	0	0	0	0	0	0	0	0	0	0	12	10	1	23
	169	61	0	9	2	4	5	1	2	253	25	46	1	72

Artículo 131.- Facúltase al Poder Ejecutivo a realizar en el Inciso 03 "Ministerio de Defensa Nacional", la transformación de los cargos del "Cuerpo Técnico y Seguridad Terrestre" al vacar, por cargos del "Cuerpo Aéreo o de Servicios Generales", de la unidad ejecutora 023 "Comando General de la Fuerza Aérea".

Artículo 132.- Establécese que los fondos recaudados por la unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", del Inciso 03 "Ministerio de Defensa Nacional" por la prestación de servicios en los Institutos de Medicina Altamente Especializada (IMAE), de conformidad con lo establecido por el artículo 7º de la Ley Nº 16.720, de 13 de octubre de 1995, constituyen fondos de terceros.

La Dirección Nacional de Sanidad de las Fuerzas Armadas destinará estos recursos para el funcionamiento de los distintos IMAE, para la

conservación y ampliación de sus edificios y para la adquisición de equipamiento e insumos necesarios.

Artículo 133.- Asígnase al Inciso 03 "Ministerio de Defensa Nacional", programa 440 "Atención Integral de la Salud", unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", la suma de $ 4.560.626 (cuatro millones quinientos sesenta mil seiscientos veintiséis pesos uruguayos), más aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales", con destino al pago de una compensación especial al personal no sanitario que desempeñe tareas de responsabilidad.

Reasígnase el crédito presupuestal de los siguientes objetos del gasto: 042.010 "Prima técnica, con aportes MD (MI sin aportes)" en $ 37.972 (treinta y siete mil novecientos setenta y dos pesos uruguayos); 042.013 "Compensación por dedicación especial" en $ 1.050.473 (un millón cincuenta mil cuatrocientos setenta y tres pesos uruguayos); 042.530 "Comp. especial por horario nocturno o trabajo en días inhábiles" en $ 205.696 (doscientos cinco mil seiscientos noventa y seis pesos uruguayos); 043.004 "Compensación % por Dedicación Integral L.16320 a.7.-7 MDN" en $ 423.670 (cuatrocientos veintitrés mil seiscientos setenta pesos uruguayos); 048.003 "Aumento especial Arts. 2 y 3 Dec. 221/993" en $ 749 (setecientos cuarenta y nueve pesos uruguayos); 048.021 "Adic. ret. nom" en $ 2.820.175 (dos millones ochocientos veinte mil ciento setenta y cinco pesos uruguayos) y 048.027 "Mínimo D.22/007" en $ 21.891 (veintiún mil ochocientos noventa y un pesos uruguayos), a efectos de financiar la compensación especial prevista en el inciso primero de este artículo.

Quedan excluidos de la presente compensación los funcionarios que estén comprendidos en los artículos 103 de la Ley Nº 18.362, de 6 de octubre de 2008 y 93 de la Ley Nº 18.834, de 4 de noviembre de 2011.

El Poder Ejecutivo reglamentará el pago de la compensación que se crea en el presente artículo.

Artículo 134.- Establécese que los fondos recaudados por la Biblioteca de Extensión Cultural, la Biblioteca Biomédica, el Laboratorio de Análisis Clínicos, la Escuela de Sanidad, el Laboratorio Óptico, las prótesis odontológicas, las

ortopedias dentales, las vacunaciones, el carné de salud y las fumigaciones, constituyen fondos de terceros de la unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas" del Inciso 03 "Ministerio de Defensa Nacional".

La Dirección Nacional de Sanidad de las Fuerzas Armadas destinará lo recaudado al financiamiento de gastos de funcionamiento y de inversión necesarios para la prestación de los servicios.

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 135.- Facúltase al Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", a transformar 150 cargos ocupados de personal subalterno (grados 15 al 10) del escalafón K "Personal Militar", que cumplan con la condición de ser profesionales o licenciados de la salud, en 123 cargos de Alférez, escalafón K, grado 9, de Servicios, en el subescalafón de Licenciados y 27 cargos de Alférez, escalafón K, grado 9, de Servicios, en el subescalafón de Apoyo.

Dicha transformación será financiada con los créditos de los objetos del gasto de los cargos que dejan de ocupar los funcionarios y con la supresión de cargos civiles vacantes existentes a la fecha de vigencia de la presente ley.

Con el excedente de crédito resultante de la eliminación de vacantes, podrán crearse nuevos cargos en el escalafón K, grado 14, Cabo de 2a., de Servicios, subescalafón Especializado A, hasta el límite del crédito resultante de la referida eliminación.

A partir del 1º de febrero de 2018, autorízase a la Dirección Nacional de Sanidad de las Fuerzas Armadas, a realizar las transformaciones de cargos necesarias a efectos de establecer una pirámide de cargos militares y garantizar el derecho al ascenso del personal militar.

El Poder Ejecutivo, en acuerdo con el Ministerio de Defensa Nacional y el Ministerio de Economía y Finanzas, reglamentará la presente disposición, facultando a la Contaduría General de la Nación a realizar las reasignaciones de créditos presupuestales que fueran necesarias.

El presente artículo no puede generar costo presupuestal.

Artículo 136.- Créanse en el Inciso 03 "Ministerio de Defensa Nacional", programa 401 "Red de asistencia e integración social", unidad ejecutora 034 "Dirección General de los Servicios", los siguientes cargos del escalafón K "Personal Militar": tres de Alférez, tres de Teniente 2º, dos de Teniente 1º y uno de Capitán.

A efectos de financiar las creaciones dispuestas en el inciso precedente, reasígnase una partida anual de $ 3.689.795 (tres millones seiscientos ochenta y nueve mil setecientos noventa y cinco pesos uruguayos), incluido aguinaldo y cargas legales, desde el objeto del gasto 092.000 "Partidas globales a distribuir".

Será de aplicación a los cargos que se crean lo dispuesto por la reglamentación vigente para el Personal Superior de la unidad ejecutora 035 "Servicio de Retiros y Pensiones de las Fuerzas Armadas".

Artículo 137.- Autorízase al Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 034 "Dirección General de los Servicios", programa 401 "Red de asistencia e integración social", a abonar una compensación especial a sus funcionarios profesionales universitarios o técnicos profesionales con jerarquía de Personal Subalterno y civiles, que desempeñen tareas prioritarias para el cumplimiento de los cometidos sustantivos de la unidad ejecutora.

La compensación prevista en este artículo se financiará con la reasignación de crédito presupuestal del objeto del gasto 092 "Partida global a distribuir", por la suma de $ 2.827.500 (dos millones ochocientos veintisiete mil quinientos pesos uruguayos), incluido aguinaldo y cargas legales.

No será aplicable a la compensación prevista en este artículo lo dispuesto en el último inciso del artículo 123 de la Ley Nº 18.172, de 31 de agosto de 2007, en la redacción dada por el artículo 176 de la Ley Nº 18.719, de 27 de diciembre de 2010.

El Poder Ejecutivo reglamentará el pago de la compensación que se crea en la presente disposición.

Artículo 138.- Autorízase al Inciso 03 "Ministerio de Defensa Nacional", programa 402 "Seguridad Social", unidad ejecutora 035 "Servicio de Retiros y Pensiones de las Fuerzas Armadas", a abonar una compensación especial a los funcionarios que se encuentren prestando servicios en la unidad ejecutora y desempeñen tareas prioritarias para el cumplimiento de los cometidos sustantivos de la misma, no pudiendo beneficiar en ningún caso al Personal Superior de las distintas Fuerzas.

Reasígnase una partida anual de $ 4.781.910 (cuatro millones setecientos ochenta y un mil novecientos diez pesos uruguayos), incluido aguinaldo y cargas legales, del objeto del gasto 092 "Partidas globales a distribuir", con destino a financiar la compensación especial prevista en este artículo.

No será aplicable a la compensación prevista en este artículo, lo dispuesto en el último inciso del artículo 123 de la Ley Nº 18.172, de 31 de agosto de 2007, en la redacción dada por el artículo 176 de la Ley Nº 18.719, de 27 de diciembre de 2010.

El Poder Ejecutivo reglamentará el pago de la compensación que se crea en el presente artículo.

Artículo 139.- Facúltase al Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", a categorizar como "Compensación al cargo", la tabla por grado que se liquida con cargo al objeto del gasto 042.520 "Compensación Especial por cumplir condiciones específicas".

Reasígnanse los créditos presupuestales de los objetos del gasto 042.520 "Compensación especial por cumplir condiciones específicas" por la suma de $ 181.935.768 (ciento ochenta y un millones novecientos treinta y cinco mil setecientos sesenta y ocho pesos uruguayos) y 092 "Partidas globales a distribuir", por la suma de $ 6.697.945 (seis millones seiscientos noventa y siete mil novecientos cuarenta y cinco pesos uruguayos), con destino a financiar la citada "Compensación al cargo".

Facúltase a la Contaduría General de la Nación a reasignar los créditos presupuestales dispuestos en el inciso anterior al objeto del gasto 042.400 "Compensación al Cargo".

Artículo 140.- Transfórmanse en el Inciso 03 "Ministerio de Defensa Nacional", en los programas 343 "Formación y Capacitación" y 367 "Política e Infraestructura Aeronáutica", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", los cargos vacantes que se detallan en la Tabla I, en los cargos vacantes que se detallan en la Tabla II:

Tabla I

Cantidad	Escalafón	Grado	Denominación	Serie
1	B	11	Técnico II	Piloto
1	B	11	Técnico II	Piloto Instructor
1	B	9	Técnico IV	Piloto Instructor
2	B	3	Técnico X	Controlador de Tránsito Aéreo
1	D	11	Jefe	Especialización
1	D	10	Especialista I	Especialización
1	D	8	Especialista III	Especialización
1	D	7	Especialista IV	Inspectoría
1	D	7	Especialista IV	Operación y Rampa
2	D	7	Especialista IV	Operaciones
2	D	7	Especialista IV	Asistente Controlador de Tránsito Aéreo
1	D	7	Especialista IV	Afis
1	D	6	Especialista V	Información Aeronáutica
1	D	6	Jefe de Sección	Especialización
1	D	5	Especialista VI	Mecánico Aeronáutica
1	E	7	Oficial II	Impresor
3	E	6	Oficial III	Mantenimiento Edilicio

Cantidad	Escalafón	Grado	Denominación	Serie
1	E	5	Oficial IV	Mantenimiento Edilicio
4	E	4	Oficial V	Mantenimiento Edilicio
1	E	3	Oficial VI	Mantenimiento Edilicio
1	E	3	Oficial VI	Oficios
1	F	2	Auxiliar V	Seguridad Aeroportuaria
1	F	2	Auxiliar V	Servicios

Tabla II

Cantidad	Escalafón	Grado	Denominación	Serie
1	A	12	Asesor IV	Ingeniero
1	A	11	Asesor V	Arquitecto
2	A	4	Asesor XII	Médico
10	B	3	Técnico X	Electrónica
1	D	1	Especialista X	Telecomunicaciones
3	D	1	Especialista X	Información Aeronáutica
3	D	1	Especialista X	Informática
4	E	1	Oficial VIII	Chofer
15	F	1	Auxiliar VI	Servicios

Artículo 141.- Asígnase al Inciso 03 "Ministerio de Defensa Nacional", programa 367 "Política e Infraestructura Aeronáutica", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", con cargo a la Financiación 1.1 "Rentas Generales", objeto del gasto 042.530 "Compensación especial por horario nocturno o trabajo días inhábiles", una partida para el ejercicio 2015 de $ 2.013.774 (dos millones trece mil setecientos setenta y cuatro pesos uruguayos), y una partida anual para los ejercicios 2016 a 2019 de $ 1.918.836 (un millón novecientos dieciocho mil ochocientos treinta y seis pesos uruguayos), incluidos aguinaldo y cargas legales, con destino al pago de tareas en horario nocturno.

La presente erogación se financiará con la disminución de $ 2.013.774 (dos millones trece mil setecientos setenta y cuatro pesos uruguayos), del objeto del gasto 092.000 "Partida global a distribuir", para el ejercicio 2015 y de $ 351.777 (trescientos cincuenta y un mil setecientos setenta y siete pesos uruguayos) anuales, del objeto del gasto 092.000 "Partida global a distribuir", para los ejercicios 2016 a 2019, con cargo a la Financiación 1.1 "Rentas Generales" del Inciso 03 "Ministerio de Defensa Nacional", programa 367 "Política e Infraestructura Aeronáutica", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica".

Artículo 142.- Reasígnase en el Inciso 03 "Ministerio de Defensa Nacional", de la unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", la suma de $ 650.000 (seiscientos cincuenta mil pesos uruguayos) anuales, del total de lo recaudado por concepto de "Precio por protección al vuelo y por uso de instalaciones y servicios de navegación aérea", a la unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 480 "Ejecución de la Política Exterior", con destino a gastos de funcionamiento e inversión de la "Comisión Investigadora de Accidentes e Incidentes de Aviación" creada por el artículo 14 de la Ley Nº 18.619, de 23 de octubre de 2009. Asimismo, deben transferirse los créditos presupuestales correspondientes en la Financiación 1.2 "Recursos con Afectación Especial", informando a la Contaduría General de la Nación y a la Oficina de Planeamiento y Presupuesto la distribución entre funcionamiento e inversión.

Artículo 143.- Sustitúyese el artículo 226 del Decreto-Ley Nº 14.157, de 21 de febrero de 1974 (Ley Orgánica Militar), en la redacción dada por el artículo 81 de la Ley Nº 18.996, de 7 de noviembre de 2012 y por el artículo 79 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 226.- Respecto al ejercicio de la actividad docente en centros educativos militares:

1) El Oficial que se encuentre en situación de no disponible o de suspensión del Estado Militar no podrá ejercerla.

2) El personal militar que se encuentre en situación de retiro incluyendo la acumulación por retribución docente, puede ser considerado para reintegrarse al ejercicio docente en el primer grado escalafonario y sin derecho a ascenso. Por dicho ejercicio docente percibirá una compensación no sujeta a montepío, sin que ello afecte al haber de retiro previamente generado y sin permitir modificación en el haber de retiro percibido.

   El Ministerio de Defensa Nacional reglamentará los montos máximos a percibir, considerando el tope dispuesto por el artículo 67 de la Ley Nº 13.640, de 26 de diciembre de 1967, en la redacción dada por los artículos 121 de la Ley Nº 16.736, de 5 de enero de 1996 y 75 de la Ley Nº 18.996, de 7 de noviembre de 2012.

   El límite de edad para el ejercicio de la actividad docente será de 70 años. Cumplida dicha edad, deberá solicitarse autorización año a año al jerarca del Inciso, fundamentando la misma.

3) El personal militar retirado reincorporado puede ser considerado para reintegrarse al ejercicio docente en el primer grado escalafonario y sin derecho a ascenso. Por dicho ejercicio docente percibirá una compensación no sujeta a montepío, sin que ello afecte el haber de retiro previamente generado y sin permitir modificación en el haber de retiro percibido, correspondiendo aplicar lo dispuesto por el artículo 67 de la Ley Nº 13.640, en la redacción dada por los artículos 121 de la Ley Nº 16.736, de 2 de enero de 1996 y 75 de la Ley Nº 18.996, de 7 de noviembre de 2012, a efectos de establecer los montos máximos a percibir.

   Facúltase a la Contaduría General de la Nación para habilitar un objeto del gasto específico, a efectos de individualizar las dietas del personal militar retirado y reincorporado y para realizar las reasignaciones de crédito correspondientes dentro del grupo 0 "Retribuciones Personales".

Artículo 144.- Establécese en el Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", que el personal del ente autónomo Primeras Líneas Uruguayas de Navegación Aérea, incorporado en contratos de función pública de carácter permanente, pasará a ocupar cargos presupuestados, en las condiciones previstas en el artículo 38 de la Ley Nº 18.719, de 27 de octubre de 2010, en la redacción dada por el artículo 5º de la Ley Nº 19.149, de 24 de octubre 2013.

La Contaduría General de la Nación reasignará los créditos correspondientes a los efectos de implementar la presente disposición.

Artículo 145.- Autorízase al Inciso 03 "Ministerio de Defensa Nacional", programa 380 "Gestión Ambiental y ordenación del territorio", unidad ejecutora 004 "Comando General del Ejército", a pagar una compensación, la que será percibida por el personal Militar Subalterno, que desempeña la tarea de limpieza de baños y mantenimiento general, durante los meses de diciembre a abril, en el Servicio de Parques del Ejército.

Asígnase al Inciso 03 "Ministerio de Defensa Nacional", programa 380 "Gestión Ambiental y ordenación del territorio", unidad ejecutora 004 "Comando General del Ejército", con cargo a la Financiación 1.2 "Recursos de Afectación Especial", una partida de $ 850.000 (ochocientos cincuenta mil pesos uruguayos) para el ejercicio 2015 y de $ 4.976.400 (cuatro millones novecientos setenta y seis mil cuatrocientos pesos uruguayos) a partir del ejercicio 2016, en el grupo 0 "Retribuciones Personales", con destino al pago de dicha compensación.

La presente erogación se financiará con la disminución, en la unidad ejecutora 004 "Comando General del Ejército", programa 300 "Defensa Nacional" del Inciso 03 "Ministerio de Defensa Nacional", Financiación 1.2 "Recursos de Afectación Especial", en el ejercicio 2015, de un monto de $ 850.000 (ochocientos cincuenta mil pesos uruguayos) del objeto del gasto 199.000 "Otros bienes de consumo", con destino al pago de dicha compensación en el mes de diciembre 2015 y a partir del ejercicio 2016, en la unidad ejecutora 004 "Comando General del Ejército", programa 300 "Defensa

Nacional" del Inciso 03 "Ministerio de Defensa Nacional", Financiación 1.2 "Recursos de Afectación Especial" del objeto del gasto 299.000 "Otros servicios no personales", la suma de $ 4.976.400 (cuatro millones novecientos setenta y seis mil cuatrocientos pesos uruguayos), anuales.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 146.- Transfórmanse en el Inciso 03 "Ministerio de Defensa Nacional", del programa 300 "Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría de Estado", un cargo de Asesor IX, Serie Abogado, escalafón A, grado 5 y dos cargos de Asesor X, Serie Abogado, escalafón A, grado 8, vacantes, en tres cargos de Maestro, Serie Técnico Responsable, escalafón J, grado 7, en el programa 343 "Formación y Capacitación", unidad ejecutora 001 "Dirección General de Secretaría de Estado".

Artículo 147.- Reasígnase en el Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 023 "Comando General de la Fuerza Aérea", una partida anual de $ 400.000 (cuatrocientos mil pesos uruguayos), incluidos aguinaldo y cargas legales, del objeto del gasto 099.000 "Otras retribuciones", Financiación 1.2 "Recursos con Afectación Especial", al objeto del gasto 031.000 "Retribuciones zafrales y temporales", Financiación 1.1 "Rentas Generales", por $ 318.302 (trescientos dieciocho mil trescientos dos pesos uruguayos), más aguinaldo y cargas legales, con destino al pago de los haberes del personal incorporado a la Reserva.

Artículo 148.- Reasígnase en el Inciso 03 "Ministerio de Defensa Nacional", unidad ejecutora 018 "Comando General de la Armada", el crédito de los siguientes objetos del gasto:

Programa	Objeto del Gasto	Monto
322	042.528	1.384.521
322	042.611	1.084.628
322	047.500	677.675

Programa	Objeto del Gasto	Monto
322	059.000	262.235
322	081.000	511.359
322	082.000	34.091
343	048.012	994.420
343	059.000	82.868
343	081.000	161.593
343	082.000	10.773
300	047.001	224.768
300	059.000	18.731
300	081.000	36.524
300	082.000	2.435
TOTAL		5.486.621

Al programa 300 "Defensa Nacional", en los siguientes objetos del gasto:

Programa	Objeto del Gasto	Monto
300	031.000	3.772.181
300	042.012	13.541
300	042.067	151.039
300	042.536	103.597
300	042.014	139.764
300	048.004	7.029
300	048.009	9.825
300	048.012	23.448
300	048.015	20.384
300	048.017	16.249
300	048.023	11.414

Programa	Objeto del Gasto	Monto
300	048.026	11.551
300	048.038	48.982
300	122.001	46.507
300	059.000	360.750
300	081.000	703.463
300	082.000	46.898
TOTAL		5.486.621

Artículo 149.- Autorízase en el Inciso 03 "Ministerio de Defensa Nacional" un incremento salarial para el personal subalterno del escalafón K "Militar" y los civiles equiparados a un grado militar, en los grados y sus equivalentes que se detallan:

Grados y equivalentes	Monto $
Cabo 1ra.	800
Cabo 2da.	1.000
Soldado 1ra.	1.500
Aprendiz	2.000

Dichas partidas estarán sujetas a montepío, percibirán los incrementos salariales y ajustes que se determinen para los funcionarios públicos de la Administración Central y no serán utilizadas para el cálculo de ninguna otra retribución que se fije en base a porcentajes.

La financiación de las partidas se realizará con el incremento en el Grupo 0 "Retribuciones Personales" por $ 256.341.020 (doscientos cincuenta y seis millones trescientos cuarenta y un mil veinte pesos uruguayos), incluido aguinaldo y cargas legales y la reasignación de créditos por $ 143.000.000 (ciento cuarenta y tres millones pesos uruguayos), incluido aguinaldo y cargas legales, desde el objeto del gasto 092.000 "Partidas globales a distribuir".

Las habilitaciones y reasignaciones establecidas en el inciso precedente se realizarán en el Programa 300 "Defensa Nacional", unidad ejecutora 001 "Dirección General de Secretaría", debiendo ser comunicada por el Ministerio de Defensa Nacional a la Contaduría General de la Nación, su distribución entre las unidades ejecutoras, programas y objetos del gasto que correspondan.

El Ministerio de Defensa Nacional deberá suprimir vacantes, con excepción de las pertenecientes a las de la unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", debiendo disminuirse el crédito por la remuneración total percibida por quienes ocupaban dichos cargos al momento de quedar vacantes. La supresión se realizará hasta alcanzar al 31 de diciembre de 2019, una reducción de $256.341.020 (doscientos cincuenta y seis millones trescientos cuarenta y un mil veinte pesos uruguayos), pudiendo utilizarse para alcanzar dicho monto, otras economías que pudieran producirse en el Inciso en el Grupo 0 "Retribuciones Personales".

El procedimiento para la determinación de las vacantes a suprimir y los créditos correspondientes a ser disminuidos, se establecerá entre el Ministerio de Defensa Nacional, la Oficina Nacional del Servicio Civil y el Ministerio de Economía y Finanzas.

En oportunidad de cada Rendición de Cuentas y Balance de Ejecución Presupuestal, el Ministerio de Defensa Nacional remitirá información sobre las vacantes suprimidas y la disminución de los créditos del Grupo 0 "Retribuciones Personales".

INCISO 04
MINISTERIO DEL INTERIOR

Artículo 150.- Suprímense en el Inciso 04 "Ministerio del Interior", escalafón L "Personal Policial", en las unidades ejecutoras y programas que se indican, los cargos y funciones contratadas que se detallan, de la estructura vigente al 30 de junio de 2015:

Cargos:

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
004	460	1	Agente de Segunda	14	Administrativo	
004	460	6	Oficial Sub Ayudante	4	Administrativo	
004	460	6	Oficial Sub Ayudante	7	Especializado	
004	460	7	Oficial Ayudante	2	Técnico Profesional	
004	460	7	Oficial Ayudante	3	Administrativo	
004	460	7	Oficial Ayudante	4	Especializado	
004	460	8	Oficial Principal	1	Técnico Profesional	
004	460	8	Oficial Principal	5	Administrativo	
004	460	8	Oficial Principal	3	Especializado	
004	460	9	Subcomisario	5	Administrativo	
004	462	9	Subcomisario	1	Administrativo	
004	460	9	Subcomisario	4	Especializado	
004	462	9	Subcomisario	1	Especializado	
004	460	10	Comisario	1	Técnico Profesional	
004	460	10	Comisario	4	Administrativo	
004	462	10	Comisario	1	Administrativo	
004	460	10	Comisario	2	Especializado	
004	460	10 Capitán Maestro de Banda	Guardia de Coraceros	1	Ejecutivo	
004	460	11	Comisario	3	Administrativo	

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
			Inspector			
004	460	11	Comisario Inspector	2	Especializado	
004	460	12	Inspector Mayor	4	Administrativo	
004	460	12	Inspector Mayor	1	Especializado	
006	460	1	Agente de Segunda	4	Administrativo	
006	460	8	Oficial Principal	1	Administrativo	
006	460	9	Subcomisario	2	Administrativo	
006	460	10	Comisario	2	Administrativo	
006	460	11	Comisario Inspector	1	Administrativo	
006	460	12	Inspector Mayor	1	Administrativo	
007	460	10	Comisario	1	Administrativo	
008	460	6	Oficial Subayudante	1	Administrativo	
008	460	7	Oficial Ayudante	1	Administrativo	
008	460	8	Oficial Principal	1	Administrativo	
008	460	9	Subcomisario	1	Administrativo	
008	460	10	Comisario	1	Administrativo	
009	460	7	Oficial Ayudante	1	Administrativo	
009	460	8	Oficial Principal	1	Administrativo	
009	460	9	Subcomisario	1	Administrativo	
010	460	8	Oficial Principal	1	Administrativo	
011	460	6	Oficial Subayudante	1	Administrativo	
011	460	7	Oficial Ayudante	1	Administrativo	

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
012	460	10	Comisario	1	Administrativo	
013	460	10	Comisario	1	Administrativo	
014	460	8	Oficial Principal	1	Administrativo	
014	460	9	Subcomisario	1	Administrativo	
014	460	10	Comisario	1	Administrativo	
015	460	6	Oficial Subayudante	1	Administrativo	
015	460	7	Oficial Ayudante	1	Administrativo	
015	460	8	Oficial Principal	1	Administrativo	
015	460	9	Subcomisario	1	Administrativo	
015	460	10	Comisario	1	Administrativo	
016	460	7	Oficial Ayudante	1	Administrativo	
016	460	8	Oficial Principal	1	Administrativo	
016	460	9	Subcomisario	1	Administrativo	
017	460	8	Oficial Principal	1	Administrativo	
017	460	9	Subcomisario	1	Administrativo	
017	460	10	Comisario	1	Administrativo	
018	460	9	Subcomisario	1	Administrativo	
018	460	10	Comisario	1	Administrativo	
018	460	11	Comisario Inspector	1	Administrativo	
019	460	8	Oficial Principal	1	Administrativo	
019	460	10	Comisario	1	Administrativo	
020	460	7	Oficial Ayudante	1	Administrativo	
020	460	8	Oficial Principal	1	Administrativo	
021	460	8	Oficial Principal	1	Administrativo	

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
021	460	9	Subcomisario	1	Administrativo	
021	460	10	Comisario	1	Administrativo	
021	460	11	Comisario Inspector	1	Administrativo	
022	460	6	Oficial Subayudante	1	Especializado	
024	463	1	Agente de Segunda	3	Administrativo	
024	463	2	Agente de Primera	4	Especializado	
024	463	7	Oficial Ayudante	1	Administrativo	
024	463	9	Subcomisario	1	Administrativo	
024	463	11	Comisario Inspector	1	Administrativo	
024	463	12	Inspector Mayor	1	Administrativo	
026	461	6	Oficial Subayudante	7	Ejecutivo	
026	461	6	Oficial Subayudante	2	Especializado	
026	461	6	Oficial Subayudante	9	Técnico Profesional	
026	461	7	Oficial Ayudante	6	Ejecutivo	
026	461	7	Oficial Ayudante	10	Técnico Profesional	
026	461	7	Oficial Ayudante	1	Técnico	Odontólogo
026	461	8	Oficial Principal	4	Especializado	
026	461	8	Oficial Principal	1	Técnico	Psiquiatra
026	461	8	Oficial Principal	1	Técnico	Dermatólogo

UE	Progr.	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
026	461	8	Oficial Principal	1	Técnico	Asistente Social
026	461	8	Oficial Principal	1	Técnico	Escribano
026	461	8	Oficial Principal	1	Técnico	Médico Veterinario
026	461	8	Oficial Principal	1	Técnico	Odontólogo
026	461	8	Oficial Principal	1	Técnico	Médico
026	461	9	Subcomisario	2	Especializado	
026	461	9	Subcomisario	1	Técnico Profesional	
026	461	10	Comisario	2	Técnico	Médico Psiquiatra
026	461	11	Comisario Inspector	1	Especializado	Maestro Director
026	461	12	Inspector Mayor	2	Administrativo	
026	461	12	Inspector Mayor	1	Técnico Profesional	
029	343	7	Oficial Ayudante	1	Técnico	Asistente Social
030	440	2	Agente de Primera	4	Especializado	
030	440	3	Cabo	5	Especializado	
030	440	4	Sargento	7	Especializado	
030	440	5	Sargento Primero	15	Especializado	

Funciones:

UE	Programa	Grado	Denominación del cargo	Cantidad de cargos	Subescalafón	Profesión/ Especialidad
029	343	6	Oficial Subayudante	2	Técnico	Bibliotecólogo
029	343	6	Oficial Subayudante	3	Técnico	Licenciado en Ciencias de la Educación

Artículo 151.- Créase en el Inciso 04 "Ministerio del Interior" el "Programa de Alta Dedicación Operativa".

El personal designado que se integrará voluntariamente para desempeñar funciones en el programa tendrá dedicación exclusiva y estará a disposición de las órdenes del jerarca para cumplir funciones exclusivamente operativas, en cualquier horario de la jornada y con la flexibilidad horaria que requiera la autoridad.

Será responsabilidad del jerarca de la unidad el adecuado funcionamiento del programa, tanto en lo que refiere a la alta dedicación, los resultados obtenidos, como la capacitación actualizada en la gestión óptima de los recursos materiales y la disponibilidad de los recursos tecnológicos.

A los efectos de la presente norma, se entiende por dedicación exclusiva aquella por la cual el funcionario no podrá realizar directa o indirectamente ninguna actividad pública o privada rentada u honoraria, excepto por: a) el ejercicio de la docencia en instituciones públicas o privadas; b) la producción y creación literaria, artística, científica y técnica, siempre que no se origine en una relación de dependencia; c) desarrollár actividades deportivas y artísticas fuera de la relación de dependencia; d) las derivadas de la administración del patrimonio personal y familiar (padres, hijos, cónyuges), siempre que no tenga relación alguna con las actividades controladas por el Ministerio del Interior.

Cuando se compruebe mediante el procedimiento administrativo correspondiente que un funcionario sujeto al régimen de exclusividad realiza actividades incompatibles con dicho régimen o no cumpliere con las condiciones establecidas en el inciso segundo de la presente norma, será

excluido del mismo y trasladado a otros servicios por resolución fundada del jerarca del Inciso, sin perjuicio de las investigaciones y sanciones que correspondieren.

Habilítase en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y Represión del Delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", Financiación 1.1 "Rentas Generales", objeto del gasto 092.000 "Partidas globales a distribuir" una partida anual de $ 140.985.000 (ciento cuarenta millones novecientos ochenta y cinco mil pesos uruguayos), incluido aguinaldo y cargas legales, con destino a abonar una compensación mensual a los funcionarios policiales del escalafón ejecutivo, que se afecten al programa, no pudiendo superar los mil funcionarios.

El Poder Ejecutivo reglamentará la presente disposición en un plazo de ciento veinte días.

Artículo 152.- Habilítase en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y Represión del Delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", Financiación 1.1 "Rentas Generales", objeto del gasto 057.001 "Becas", una partida anual de $ 67.015.053 (sesenta y siete millones quince mil cincuenta y tres pesos uruguayos), incluido aguinaldo y cargas legales.

Los becarios contratados al amparo de la presente ley, realizarán tareas de apoyo administrativo en las seccionales policiales y la Dirección Nacional de Bomberos, con destino a la mejora de atención al público, tendrán un horario de seis horas diarias de labor, percibirán hasta 6 BPC (seis Bases de Prestaciones y Contribuciones) mensuales y serán contratados por hasta dieciocho meses prorrogables una única vez por hasta doce meses más. Dentro del período contractual podrán ser cesados en cualquier momento previa evaluación insatisfactoria por parte de la Administración.

La Oficina Nacional del Servicio Civil participará en la selección de los becarios y en la reglamentación de los requisitos necesarios para el ingreso y demás condiciones de la contratación.

Artículo 153.- Créanse en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", en el escalafón L "Personal Policial", 240 cargos de Agente, grado 1, subescalafón Ejecutivo, a partir del ejercicio 2017.

Artículo 154.- Créanse en el Inciso 04 "Ministerio del Interior", programa 460, "Prevención y Represión del Delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", escalafón L "Personal Policial", subescalafón Técnico-Profesional (PT), con destino a la Unidad de Contralor Patrimonial de Delitos Precedentes de Lavados de Activos, las siguientes funciones contratadas en el sistema escalafonario previsto en la Ley N° 19.315, de 18 de febrero de 2015:

2 Comisario Mayor grado 9, escalafón Técnico-Profesional "Abogado", contrato policial (CP).

1 Comisario Mayor grado 9, escalafón Técnico-Profesional "Escribano", contrato policial (CP).

1 Comisario Mayor grado 9, escalafón Técnico-Profesional "Contador", contrato policial (CP).

1 Comisario Mayor grado 9, escalafón Administrativo, contrato policial (CP).

Artículo 155.- Habilítase en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y Represión del Delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", Financiación 1.1 "Rentas Generales", una partida anual de $ 6.266.000 (seis millones doscientos sesenta y seis mil pesos uruguayos), incluido aguinaldo y cargas legales, con destino a abonar una compensación por horas efectivas de vuelo, a los funcionarios del Ministerio del Interior que realicen actividad de vuelo en forma permanente como piloto o como observador a bordo, en la forma que reglamentará el Poder Ejecutivo.

Artículo 156.- El personal subalterno del escalafón Ejecutivo que a la fecha de promulgación de la presente ley se encuentre desempeñando tareas

administrativas o prestando servicios en comisión en forma ininterrumpida en similares tareas, durante dos años o más en el Inciso 04 "Ministerio del Interior" en las siguientes unidades ejecutoras: 001 "Secretaría del Ministerio del Interior", 002 "Dirección Nacional de Migración", 024 "Dirección Nacional de Bomberos", 025 "Dirección Nacional de Asistencia y Seguridad Social Policial", 030 "Dirección Nacional de Sanidad Policial" y 031 "Dirección Nacional de Identificación Civil", podrá optar por incorporarse al presupuesto de la unidad en la que cumple efectivamente funciones, transformando su cargo en uno de igual jerarquía en el escalafón administrativo, previo otorgamiento de los ascensos que pudieran corresponder al 1° de febrero de 2016, si lo solicitare dentro del plazo de noventa días a contar del siguiente a la publicación de la presente ley. Las transformaciones de cargo y las incorporaciones autorizadas deberán ser aprobadas en forma expresa por el jerarca del Inciso.

El personal subalterno del escalafón Ejecutivo del resto de las unidades ejecutoras podrá utilizar la opción prevista en el inciso anterior con acuerdo de los jerarcas implicados y con aprobación expresa del jerarca del Inciso.

Artículo 157.- La aptitud psicofísica del personal policial ejecutivo deberá ser evaluada al menos cada veinticuatro meses y en todo caso previo a decretarse el ascenso en cualquiera de sus grados. Establécese la obligatoriedad de poseer el carné de salud habilitante para el personal ejecutivo. Las condiciones psicofísicas necesarias para la actividad policial quedarán acreditadas con la expedición de un carné de aptitud psicofísica.

El no cumplimiento de esta disposición será considerada falta grave.

La reglamentación fijará las distintas pruebas a realizar acorde a la carrera administrativa.

Artículo 158.- El Inciso 04 "Ministerio del Interior" deberá desarrollar políticas públicas tendientes a continuar avanzando en la profesionalización de la Policía en la materia de violencia doméstica. Entre las medidas que se deben adoptar se encuentran: mejorar la infraestructura y logística de las unidades especializadas en violencia doméstica; ampliar el "sistema de verificación de presencia y localización de personas en casos de alto riesgo en violencia doméstica" (tobilleras); continuar capacitando al personal policial en la materia

en todo el país y universalizando el adecuado cumplimiento de los protocolos de actuación en la materia; promover la especialización de lá respuesta policial en la lucha contra la trata, tráfico y explotación sexual comercial y no comercial considerando especialmente los casos de niñas, niños y adolescentes; abordar de forma integral la violencia de género que sufren o ejercen los y las policías; con respecto al Instituto Nacional de Rehabilitación, desarrollar programas específicos sobre violencia basada en género y fortalecer la perspectiva de género en la gestión; y promover y generar los mecanismos para fortalecer la articulación y coordinación interinstitucional y con la sociedad civil.

Reasígnase en el programa 460 "Prevención y Represión del Delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", Financiación 1.1 "Rentas Generales", la suma de $ 21.185.640 (veintiún millones ciento ochenta y cinco mil seiscientos cuarenta pesos uruguayos), del objeto del gasto 299.000 "Otros servicios no personales no incluidos en los anteriores", al Proyecto 121 "Igualdad de Género".

Artículo 159.- Habilítase en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", una partida anual de $ 1.000.000 (un millón de pesos uruguayos) con destino a financiar el proyecto de funcionamiento 101 "Pelota al Medio a la Esperanza", el que tendrá como cometidos desarrollar políticas de inclusión social, construcción de seguridad y convivencia, y prevención del delito a través de la utilización del deporte como herramienta, convocando a niños y niñas en situación de vulnerabilidad con un enfoque de derechos humanos.

La erogación se financiará con los créditos resultantes de la supresión de los siguientes cargos:

UE	Cant. Cargos	Grado	Denominación del cargo	Subescalafón
004	1	6	Oficial Subayudante	Administrativo
004	1	7	Oficial Ayudante	Administrativo

Artículo 160.- Sustitúyese el artículo 96 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

"ARTÍCULO 96.- Autorízase al Inciso 04 "Ministerio del Interior", programa 460 "Prevención y represión del delito", a contratar hasta un máximo de dos mil personas para cumplir con los servicios especiales previstos en el artículo 193 de la Ley Nº 12.376, de 31 de enero de 1957, en la redacción dada por los artículos 147 del Decreto-Ley Nº 14.252, de 22 de agosto de 1974, 273 de la Ley Nº 18.719, de 27 de diciembre de 2010 y disposiciones reglamentarias.

Encomiéndase a la Contaduría General de la Nación a incorporar los contratos suscritos en el Registro de Vínculos con el Estado creado por el artículo 13 de la Ley Nº 18.719, de 27 de diciembre de 2010, a través del módulo Organización y Funcionario del Sistema de Gestión Humana.

Los fondos que se perciban de los organismos contratantes serán destinados a financiar las retribuciones del personal contratado y constituirán Fondos de Terceros".

Artículo 161.- El Fondo de Tutela Social Policial, creado por el artículo 87 de la Ley Nº 13.640, de 26 de diciembre de 1967, con la denominación dada por el artículo 8º del Decreto-Ley Nº 14.230, de 23 de julio de 1974, será administrado por la Dirección Nacional de Asuntos Sociales.

Los funcionarios del Inciso 04 "Ministerio del Interior", escalafón L Personal Policial en Actividad, aportarán al Fondo antes referido, el 1% (uno por ciento) de las retribuciones nominales totales sujetas a montepío, que se retendrán mensualmente. Los retirados y pensionistas policiales mantendrán el régimen de aportación vigente.

Los recursos del Fondo de Tutela Social Policial serán afectados a los siguientes fines:

A) El 85% (ochenta y cinco por ciento) será destinado al fondo de vivienda a que refiere el artículo 67 de la Ley Nº 18.046, de 24 de octubre de 2006.

B) El 15% (quince por ciento) restante será destinado a los fines descriptos en el artículo 3° del Decreto-Ley N° 14.854, de 15 de diciembre de 1978.

Derógase el artículo 109 de la Ley N° 18.996, de 7 de noviembre de 2012.

Artículo 162.- Facúltase al Poder Ejecutivo a otorgar la residencia legal a personas extranjeras que permanezcan en el país en forma irregular y que se encuentren en especial situación de vulnerabilidad, acreditada ante el Ministerio de Desarrollo Social, siempre que se respete la prohibición establecida en el inciso segundo del artículo 37 de la Constitución de la República y que el interesado cumpla con la reglamentación que se dicte al efecto.

El Poder Ejecutivo reglamentará la presente disposición en el plazo de ciento veinte días.

Artículo 163.- Créase en el Inciso 04 "Ministerio del Interior" programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", la Dirección Nacional de Apoyo al Liberado, que tendrá jurisdicción nacional y dependerá directamente del Ministro del Interior.

Serán sus cometidos:

1) El diseño y gestión de políticas públicas en materia de apoyo a la reinserción social de personas que egresan del sistema penitenciario.

2) La coordinación de actividades con la Comisión Honoraria, que participará en la elaboración y gestión de los diferentes programas de apoyo a personas liberadas.

3) Coordinar la intervención conjunta a realizar en el tratamiento de las personas privadas de libertad, con el Instituto Nacional de Rehabilitación en la fase de pre-egreso.

Suprímese el Patronato Nacional de Encarcelados y Liberados. Transfiérese a la Dirección Nacional de Apoyo al Liberado los recursos humanos, materiales y financieros afectados a las actividades y dependencias del Patronato Nacional de Encarcelados y Liberados.

Las referencias al Patronato Nacional de Encarcelados y Liberados contenidas en disposiciones legales y reglamentarias vigentes, se entenderán realizadas a la Dirección Nacional de Apoyo al Liberado que se crea por esta disposición.

El Poder Ejecutivo reglamentará lo dispuesto precedentemente, en un plazo de ciento veinte días a partir de la vigencia de la presente ley.

Artículo 164.- Créase en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", el cargo de particular confianza de Director General de la Dirección Nacional de Apoyo al Liberado, que estará comprendido en el literal D) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986, modificativas y concordantes.

La designación deberá recaer en una persona con específica capacitación en la materia.

Dicho cargo tendrá los siguientes cometidos:

1) Ejecutar las políticas en materia de apoyo a las personas liberadas.

2) Efectuar la planificación, evaluación y control de la actividad de la Dirección.

3) Representar a la Dirección Nacional de Apoyo al Liberado.

Artículo 165.- Créase en el Inciso 04 "Ministerio del Interior", unidad ejecutora 001 "Secretaría del Ministerio del Interior", un "Equipo Especializado en Graves Violaciones a los Derechos Humanos" que colaborará en forma directa con operadores jurídicos del Poder Judicial y de la Fiscalía General de la Nación, en las investigaciones sobre las violaciones a derechos humanos

ocurridas en el marco del quebrantamiento al Estado de Derecho a que se refiere la Ley Nº 18.596, de 18 de setiembre de 2009.

El equipo especial funcionará en el ámbito de la Dirección de Asuntos Internos y se encargará de realizar las coordinaciones pertinentes en el Ministerio del Interior para que las investigaciones y trámites solicitados se efectúen en forma adecuada.

El Poder Ejecutivo reglamentará la presente disposición en un plazo de ciento veinte días a partir de la vigencia de la presente ley.

Artículo 166.- Habilítase al Inciso 04 "Ministerio del Interior" a bloquear el ingreso de llamadas provenientes de servicios telefónicos u otros medios de comunicación al Servicio de Emergencia 911, cuando existan registros debidamente documentados que acrediten el uso irregular de las referidas comunicaciones en forma reiterada. Se entenderá que existe reiteración cuando fueren realizadas más de tres comunicaciones en el mes o seis en un año, de esa naturaleza. El bloqueo podrá abarcar períodos desde una semana hasta seis meses según la gravedad de la infracción.

El titular del servicio bloqueado podrá ejercer su derecho de defensa, a través de un procedimiento administrativo que se dictará, pudiendo rehabilitarse el servicio contra el pago de una multa que se determinará con criterios de razonabilidad.

Artículo 167.- Suprímese en el Inciso 04 "Ministerio del Interior", programa 460 "Prevención y represión del delito", unidad ejecutora 004 "Jefatura de Policía de Montevideo", un cargo de Agente de Segunda del escalafón L "Personal Policial", subescalafón Ejecutivo, grado 1.

Créase en el mismo inciso y programa, unidad ejecutora 001 "Secretaría del Ministerio del Interior" una función contratada de Comisario (CP) (PE) (Tics).

Artículo 168.- Encomiéndase al Ministerio del Interior la constitución de una comisión con el objetivo de presentar al Poder Ejecutivo un cronograma de

actividades para la transformación del Instituto Nacional de Rehabilitación en un servicio descentralizado.

Artículo 169.- Créanse en el Inciso 04 "Ministerio del Interior", programa 461 "Gestión de la privación de libertad", unidad ejecutora 026 "Instituto Nacional de Rehabilitación", en el ejercicio 2017, los siguientes cargos en el escalafón S "Personal Penitenciario":

- 154 Operador Penitenciario II, grado 2.

- 30 Operador Penitenciario IV, grado 4.

- 7 Subalcaide, grado 6.

- 5 Alcaide, grado 7.

Artículo 170.- Asígnase al Inciso 04 "Ministerio del Interior", programa 461 "Gestión de la privación de libertad", unidad ejecutora 026 "Instituto Nacional de Rehabilitación", la suma de $ 19.515.901 (diecinueve millones quinientos quince mil novecientos un pesos uruguayos) incluido aguinaldo y cargas legales, para adecuar las remuneraciones del escalafón S "Personal Penitenciario".

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 171.- Sustitúyese el artículo 120 de la Ley Nº 18.834, de 4 de noviembre de 2011, con la modificación introducida por el artículo 101 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

> "ARTÍCULO 120.- Autorízase al Ministerio del Interior a abonar una compensación sujeta a cumplimiento de compromisos de gestión, a quienes desempeñen funciones de director o subdirector o encargado de las unidades de internación de personas privadas de libertad. Dentro de los ciento veinte días a contar de la promulgación de la presente ley, el Poder Ejecutivo reglamentará la presente norma, debiendo definir escalas diferenciales para cada establecimiento, en función del grado de complejidad.

Se exceptúa de esta disposición a quienes ocupen funciones en el escalafón S "Personal Penitenciario".

Esta compensación no será utilizada para el cálculo de ninguna otra retribución que se fije en base a porcentajes.

Habilítase a los efectos de lo dispuesto en el inciso primero del presente artículo una partida anual de $ 9.276.948 (nueve millones doscientos setenta y seis mil novecientos cuarenta y ocho pesos uruguayos) incluido aguinaldo y cargas legales, con cargo a la Financiación 1.1 "Rentas Generales".

Artículo 172.- Increméntase en el Inciso 04 "Ministerio del Interior", programa 461 "Gestión de la privación de libertad", unidad ejecutora 026 "Instituto Nacional de Rehabilitación", la partida asignada por el artículo 115 de la Ley Nº 18.834, de 4 de noviembre de 2011, para el pago de horas docentes en $ 6.518.513 (seis millones quinientos dieciocho mil quinientos trece pesos uruguayos) anuales, incluidos aguinaldo y cargas legales, la que será destinada al Centro de Formación Penitenciaria.

Artículo 173.- Exceptúase al Inciso 04 "Ministerio del Interior" de la prohibición establecida en el artículo 97 de la Ley Nº 19.121, de 20 de agosto de 2013, en lo que refiere al ingreso de personal en el escalafón S "Personal Penitenciario".

Artículo 174.- Modifícase la denominación de la unidad ejecutora 029 "Escuela Nacional de Policía", la cual pasará a denominarse "Dirección Nacional de la Educación Policial".

Modifícase la denominación del cargo "Director de la Escuela Nacional de Policía" que fuera creado por el artículo 142 de la Ley Nº 18.172, de 31 de agosto de 2007, el cual pasará a denominarse "Director Nacional de la Educación Policial".

Artículo 175.- Los alumnos del Instituto de Formación y Capacitación de la Escala Básica o de las Escuelas de Policía Departamentales, aspirantes a

ingresar al subescalafón Ejecutivo, percibirán el equivalente a un salario mínimo nacional durante el proceso de formación y hasta su ingreso al respectivo cargo o función. La erogación resultante se financiará con los créditos habilitados de los cargos vacantes del último nivel del escalafón correspondiente.

Autorízase a la Contaduría General de la Nación a efectuar las trasposiciones necesarias y las acciones pertinentes para la implementación de lo dispuesto en el inciso primero. Las referidas trasposiciones se realizarán en oportunidad de la designación de los aspirantes a ingreso.

Artículo 176.- Facúltase al Inciso 04 "Ministerio del Interior", unidad ejecutora 031 "Dirección Nacional de Identificación Civil", a incorporar en el pasaporte y en la cédula de identidad, aquellos elementos o dispositivos técnicos para el almacenamiento de datos identificatorios que, en función del avance tecnológico y la funcionalidad del documento, se entiendan necesarios.

Artículo 177.- La cédula de identidad deberá exhibirse a la autoridad pública toda vez que lo requiera, en cumplimiento de sus atribuciones.

En ningún caso la cédula de identidad podrá serle retenida a su titular, a excepción de aquellos procedimientos policiales en los que surjan motivos suficientes para dudar de su validez.

Deróganse todas las disposiciones que se opongan a la presente norma.

Artículo 178.- Sustitúyese el artículo 79 de la Ley Nº 17.243, de 29 de junio de 2000, en la redacción dada por el artículo 93 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 79.- Se exonera del pago de la tasa correspondiente a toda persona nacida en hospitales públicos dentro del territorio nacional que tramite cédula de identidad por primera vez.

Asimismo, se exonera del pago de la tasa correspondiente a toda persona en situación de pobreza que tramite renovación de cédula de identidad o que, fuera del caso previsto en el inciso anterior, tramite cédula de identidad por primera vez.

Dicha situación de pobreza será determinada con debida justificación y bajo su más seria responsabilidad, indistintamente, por el Ministerio de Desarrollo Social, el Instituto del Niño y Adolescente del Uruguay, la Dirección Nacional de Prevención Social del Delito, el Banco de Previsión Social, la Administración Nacional de Educación Pública (Consejo de Educación Inicial y Primaria), los hospitales públicos dependientes del Ministerio de Salud Pública y de la Universidad de la República, las Defensorías Públicas en materia de Familia y de Menores, y los consultorios jurídicos gratuitos dependientes de la Facultad de Derecho de la Universidad de la República, extendiendo certificado a fin de ser presentado ante la Dirección Nacional de Identificación Civil.

Queda facultada la Dirección Nacional de Identificación Civil para realizar la revisión de la situación planteada, como también a tramitar en su ámbito, auxiliatoria de pobreza si no considerare suficiente el certificado extendido o la persona no contare con este y la situación lo ameritare.

A los efectos de esta ley se considera persona en situación de pobreza, a toda aquella que presente carencias críticas en sus condiciones de vida.

Facúltase al Poder Ejecutivo a exonerar el pago de la tasa referida a toda persona víctima de hurto o rapiña, debiendo para ello presentar copia de la denuncia policial correspondiente ante la Dirección Nacional de Identificación Civil".

Artículo 179.- Sustitúyese el artículo 80 de la Ley Nº 17.243, de 29 de junio de 2000, en la redacción dada por el artículo 136 de la Ley Nº 17.296, de 23 de febrero de 2001, por el siguiente:

"ARTÍCULO 80.- Exonérase del pago de la tasa de información prevista por el artículo 151 de la Ley Nº 16.736, de 5 de enero de 1996 y normas reglamentarias, a las solicitudes tramitadas por las Defensorías de Oficio, consultorios jurídicos gratuitos dependientes de la Facultad de Derecho de la Universidad de la República, Centros de Mediación dependientes de la Suprema Corte de Justicia y organismos de la Administración Central, quienes deberán comunicar a la Dirección Nacional de Identificación Civil la nómina y firma de los profesionales responsables de la actuación solicitada".

Artículo 180.- Los pasaportes comunes que expida la Dirección Nacional de Identificación Civil a partir de la vigencia de la presente ley, tendrán una validez de diez años. Serán consideradas como renovaciones las subsiguientes tramitaciones, luego de obtenido por primera vez.

Artículo 181.- Créase en el Inciso 04 "Ministerio del Interior", la unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales". Transfiérense a esta unidad ejecutora, los recursos humanos, materiales y financieros afectados a las actividades y dependencias de la unidad ejecutora 025 "Dirección Nacional de Asistencia y Seguridad Social Policial" que se asignarán en el programa 402 "Seguridad Social" y de la unidad ejecutora 030 "Dirección Nacional de Sanidad Policial", que se asignarán en el programa 440 "Atención Integral de la Salud".

Suprímense las unidades ejecutoras 025 "Dirección Nacional de Asistencia y Seguridad Social Policial" y 030 "Dirección Nacional de Sanidad Policial".

El Poder Ejecutivo reglamentará el presente artículo.

Artículo 182.- Suprímese el inciso segundo del artículo 18 de la Ley Nº 19.315, de 18 de febrero de 2015.

Artículo 183.- Créanse en el Inciso 04 "Ministerio del Interior", los siguientes cargos:

I) Programa 402 "Seguridad Social", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales":

Un Director Nacional de Asuntos Sociales, que será Director de la unidad ejecutora y de particular confianza y tendrá la remuneración prevista en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012. Para acceder a dicho cargo deberá tener idoneidad debidamente acreditada y documentada en el área específica de sus funciones.

Un Subdirector Nacional de Sanidad Policial y un Subdirector Nacional de Asistencia y Seguridad Social Policial, los que estarán comprendidos en el literal D) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986.

II) Programa 423 "Información y registro sobre personas físicas y bienes", unidad ejecutora 031 "Dirección Nacional de Identificación Civil":

Un Director Nacional de Identificación Civil, que será Director de la unidad ejecutora y de particular confianza y tendrá la remuneración prevista en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

III) Programa 460 "Prevención y represión del delito", unidad ejecutora 002 "Dirección Nacional de Migración":

Un Director Nacional de Migración, que será Director de unidad ejecutora y de particular confianza y tendrá la remuneración prevista en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Suprímese el cargo creado por el artículo 258 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 184.- Créanse en el Inciso 04 "Ministerio del Interior", programa 440 "Atención Integral de la Salud", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales", escalafón L Policial, las siguientes funciones contratadas:

Grado	Denominación del grado	Cantidad de cargos	Subescalafón	Profesión/Especialidad
9	Comisario Mayor	21	Técnico Profesional	Médico Intensivista
6	Oficial Principal	48	Especializado SP	Licenciado en Enfermería
2	Cabo	206	Especializado SP	Auxiliar en Enfermería
1	Agente	23	Especializado SP	Auxiliar de servicio

Artículo 185.- Increméntase en el Inciso 04 "Ministerio del Interior", programa 440 "Atención Integral de la Salud", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales", el crédito presupuestal del grupo 0 "Servicios Personales", en la suma de $ 8.548.104 (ocho millones quinientos cuarenta y ocho mil ciento cuatro pesos uruguayos) anuales, incluido aguinaldo y cargas legales, con destino al pago de un complemento salarial para el personal médico que cumpla funciones en régimen de alta dedicación (cuarenta horas semanales) en los Centros de Tratamiento Intensivo Pediátrico y de Adultos de la Dirección Nacional de Asuntos Sociales.

Artículo 186.- El Inciso 04 "Ministerio del Interior", programa 440 "Atención Integral de la Salud", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales", transferirá a Rentas Generales, con cargo a los fondos establecidos en el artículo 86 de la Ley Nº 13.640, de 26 de diciembre de 1967, modificativas y concordantes, la suma anual de $ 307.000.000 (trescientos siete millones de pesos uruguayos), con destino a financiar las contrataciones de personal realizadas con cargo a la Financiación 1.1 "Rentas Generales". Dicha suma se ajustará en la misma forma y oportunidad que los aumentos que se otorguen para los funcionarios de la Administración Central.

Artículo 187.- Asígnase en el Inciso 04 "Ministerio del Interior", programa 440 "Atención Integral de la Salud", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales", objeto del gasto 299.000 "Otros Servicios no

personales", Financiación 1.1 "Rentas Generales", una partida anual de $ 23.221.044 (veintitrés millones doscientos veintiún mil cuarenta y cuatro pesos uruguayos), para atender la prestación de servicios de salud a personas privadas de libertad, en los establecimientos carcelarios cuya asistencia compete al Inciso.

Artículo 188.- Transfórmanse en el Inciso 04 "Ministerio del Interior" la totalidad de los cargos del sistema escalafonario actual del escalafón L "Personal Policial", al sistema escalafonario creado en los artículos 47, 48, 49 y 50 de la Ley Nº 19.315, de 18 de febrero de 2015, de acuerdo con las siguientes escalas:

A) Escala de Oficiales:

Comisario General y Comandante General (grado 10): se integrará con los cargos de Inspector General (grado 14) e Inspector Principal (grado 13).

Comisario Mayor y Comandante Mayor (grado 9): se integrará con los grados de Inspector Mayor y Comandante (grado 12) y Comisario Inspector y Mayor (grado 11).

Comisario y Capitán (grado 8): se integrará con el grado de Comisario y Capitán (grado 10).

Subcomisario y Teniente 1º (grado 7): se integrará con el grado de Subcomisario y Teniente 1º (grado 9).

Oficial Principal y Teniente (grado 6): se integrará con el grado de Oficial Principal y Teniente 2º (grado 8).

Oficial Ayudante y Alférez (grado 5): se integrará con los grados de Oficial Ayudante y Alférez (grado 7) y Oficial Subayudante (grado 6).

B) Escala Básica:

Suboficial Mayor y Suboficial (grado 4): se integrará con los grados de Suboficial Mayor (grado 6) y Sargento Primero (grado 5).

Sargento (grado 3): se integrará con el grado de Sargento (grado 4).

Cabo (grado 2): se integrará con los grados de Cabo (grado 3) y Agente de Primera, Guardia de Primera y Bombero de Primera (grado 2).

Agente, Guardia Republicano y Bombero (grado 1): se integrará con el grado de Agente de Segunda (grado 1), Guardia de 2da. (grado 1) y Bombero de 2da. (grado 1).

Disminúyense en el programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior", en el objeto del gasto 092.000 "Otras Retribuciones", la suma de $ 75.055.641 (setenta y cinco millones cincuenta y cinco mil seiscientos cuarenta y un pesos uruguayos), y en el objeto del gasto 099.099 "Partida global SIMPLI a nivel de inciso", la suma de $ 57.739.415 (cincuenta y siete millones setecientos treinta y nueve mil cuatrocientos quince pesos uruguayos) y en el programa 440 "Atención Integral de la Salud", unidad ejecutora 034 "Dirección Nacional de Asuntos Sociales", en el objeto del gasto 092.000 "Otras Retribuciones" la suma de $ 5.232.100 (cinco millones doscientos treinta y dos mil cien pesos uruguayos).

Habilítase a la Contaduría General de la Nación a realizar las reasignaciones de créditos correspondientes.

Artículo 189.- Sustitúyense los literales B), C), D) y G) del artículo 148 de la Ley Nº 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 92 de la Ley Nº 18.996, de 7 de noviembre de 2012 y por el artículo 110 de la Ley Nº 19.149, de 24 de octubre de 2013, por los siguientes:

"B) Encargados si los hubiere de: Jefatura de Policía de Montevideo, Instituto Nacional de Rehabilitación, Dirección General de Información e Inteligencia, Dirección General de Lucha contra el Crimen Organizado e Interpol, Dirección Nacional de Represión del

Tráfico Ilícito de Drogas, Subdirección de la Policía Nacional, Dirección Nacional de la Educación Policial y Dirección de la Oficina Nacional de Violencia Doméstica y de Género: 84% (ochenta y cuatro por ciento)".

"C) Directores Nacionales o Encargados si los hubiere de: Migración, Dirección de Policía Nacional de Tránsito, Bomberos, Asuntos Sociales, Policía Científica, Identificación Civil, Guardia Republicana, Dirección del Centro de Comando Unificado, Dirección de Planificación y Estrategia Policial y Director de la Unidad de Apoyo Tecnológico: 84% (ochenta y cuatro por ciento)".

"D) Encargado de Jefatura de Policía del Interior, Director General de Fiscalización de Empresas cuyo objeto sea la seguridad privada, Subdirector Nacional de Sanidad Policial, Subdirector Nacional de Asistencia y Seguridad Social Policial y Director del Centro de Formación Penitenciaria: 72% (setenta y dos por ciento)".

"G) Subdirector Nacional o Encargado de Subdirección Nacional, Subdirección de Asuntos Internos, Subdirección de Información e Inteligencia, Subdirección de Represión del Tráfico Ilícito de Drogas, Subdirección General de Lucha contra el Crimen Organizado e Interpol, Dirección de Coordinación Administrativa de la Jefatura de Policía de Montevideo, Jefes de Zonas Operacionales de la Jefatura de Policía de Canelones (cinco), Directores de Apoyo-Logística y de Formación-Capacitación-Supervisión Profesional de la Guardia Republicana, Jefe de Estado Mayor General de la Guardia Republicana, Directores de Zona Metropolitana, de Unidades Especiales y de Zona Interior de la Guardia Republicana, Jefe de Inspección General de la Dirección de Policía Nacional de Tránsito, Direcciones de Coordinación Ejecutiva de las Jefaturas de Policía del Interior excepto la Jefatura de Policía de Canelones y de las Direcciones Generales de Información e Inteligencia y de Lucha contra el Crimen Organizado e Interpol, Coordinador Ejecutivo de la Dirección Nacional de Represión del Tráfico Ilícito de Drogas y

aquellos cargos que el Ministerio del Interior estime convenientes hasta un máximo de diez: 54% (cincuenta y cuatro por ciento)".

Artículo 190.- Sustitúyese el inciso tercero del artículo 26 de la Ley Nº 19.315, de 18 de febrero de 2015, por los siguientes:

"Dicha unidad estará a cargo de un Director que será elegido entre los oficiales superiores del subescalafón Ejecutivo, en actividad o retiro, siendo de confianza del señor Ministro.

El Director de la Dirección de Planificación y Estrategia Policial, percibirá un complemento a su retribución hasta alcanzar el 85% (ochenta y cinco por ciento) de las retribuciones del Director de la Policía Nacional. El complemento autorizado no será incompatible con la percepción del retiro".

Artículo 191.- Sustitúyese el inciso tercero del artículo 16 de la Ley Nº 19.315, de 18 de febrero de 2015, por el siguiente:

"Dicha Dirección estará a cargo de un Director, el cual será designado por el Ministro del Interior entre funcionarios que posean como mínimo el grado de Comisario Mayor del subescalafón Ejecutivo en situación de actividad y cuenten con especialización en la materia".

Artículo 192.- Sustitúyese el artículo 148 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 143 de la Ley Nº 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 148.- Suprímese el cargo de particular confianza de Director Nacional de Información e Inteligencia. Créase, con el carácter de particular confianza, el cargo de Director General de Información e Inteligencia, el que estará comprendido en el literal D) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986".

Artículo 193.- Agrégase como segundo inciso del artículo 36 de la Ley Nº 19.315, de 18 de febrero de 2015, el siguiente:

"Los literales G), H) y M) serán de aplicación exclusivamente para el personal del subescalafón Ejecutivo".

Artículo 194.- Sustitúyese el artículo 48 de la Ley Nº 19.315, de 18 de febrero de 2015, por el siguiente:

"ARTÍCULO 48. El personal policial se distribuirá en dos escalas: la Escala de Oficiales y la Escala Básica".

Artículo 195.- Suprímese el inciso segundo del artículo 49 de la Ley Nº 19.315, de 18 de febrero de 2015.

Artículo 196.- Incorpórase al artículo 49 de la Ley Nº 19.315, de 18 de febrero de 2015, el siguiente inciso:

"El personal del subescalafón Técnico-Profesional pertenecerá a la Escala de Oficiales".

Artículo 197.- Sustitúyese el inciso primero del artículo 50 de la Ley Nº 19.315, de 18 de febrero de 2015, por el siguiente:

"ARTÍCULO 50. (Escala básica).- El personal integrante de la Escala Básica de la Policía se dividirá en:

Suboficiales:

A) Grado 4 - Suboficial Mayor.

Clases:

B) Grado 3 - Sargento.

C) Grado 2 - Cabo.

Alistados:

D) Grado 1 - Agente".

Artículo 198.- Sustitúyese el inciso primero del artículo 69 de la Ley Nº 19.315, de 18 de febrero de 2015, por el siguiente:

"ARTÍCULO 69.- Para el personal de todos los Subescalafones del escalafón Policial, regirán los tiempos mínimos exigidos a continuación, los que serán contados en el grado y una vez cumplidos los mismos se estará en condiciones de ascender".

Artículo 199.- Sustitúyense los artículos 81, 82, 83, 84, 86 y 89 de la Ley Nº 19.315, de 18 de febrero de 2015, por los siguientes:

"ARTÍCULO 81. (De las sanciones disciplinarias).- La sanción es la medida administrativa impuesta por el mando, en ejercicio de su potestad disciplinaria, como consecuencia de la falta cometida, en razón de lo cual debe ser proporcional a la entidad de aquella.

Son sanciones aplicables, según el caso, las siguientes:

A) Observación escrita.

B) Demérito.

C) Suspensión simple en la función: Suspensión en la función desde uno a quince días con privación total de haberes.

D) Suspensión rigurosa en la función: Suspensión en la función de uno a seis meses.

E) Destitución.

F) Descuento de hasta el 50% (cincuenta por ciento) de la pasividad, de uno a seis meses".

"ARTÍCULO 82. (Efectos de las sanciones).- Las sanciones enunciadas en el artículo anterior traerán aparejada la adjudicación de puntaje

negativo a los efectos de la calificación según lo determine la reglamentación y consisten en lo siguiente:

A) La observación escrita es el simple señalamiento por parte del superior de una incorrección u omisión leve, que el bien del servicio exige sea puesta de manifiesto, llamando la atención del subordinado para que reflexione, enmiende y corrija la conducta, no volviéndola a repetir en el futuro.

B) La sanción de demérito consiste en adjudicar al sancionado por la infracción cometida de uno a treinta puntos como factor negativo a los efectos de la calificación.

C) La suspensión simple en la función consiste en el cese temporario del policía de todas sus funciones, de uno a quince días con privación total del sueldo, calculado sobre la retribución mensual nominal en el momento que cometió la falta, manteniendo los demás derechos y obligaciones.

D) La suspensión rigurosa en la función consiste en el cese temporario del policía de todas las funciones por un plazo de uno a seis meses.

La suspensión de uno a tres meses será sin goce de sueldo, o con la mitad del sueldo, según la gravedad del caso. La que exceda de este término, será siempre sin goce de sueldo.

El tiempo durante el cual el policía se encuentre bajo suspensión rigurosa en la función, no se considera trabajado y por tanto no se contemplará para la antigüedad en el Instituto Policial, ni para la antigüedad en el grado, ni a los efectos jubilatorios, ni para ningún otro concepto que implique trabajo efectivo, manteniendo la cobertura de salud".

"ARTÍCULO 83. (Graduación de las faltas).- Las faltas disciplinarias, atendiendo a su naturaleza, serán pasibles de las siguientes sanciones:

Faltas leves:

A) Observación escrita.

B) Demérito de uno a quince puntos.

C) Suspensión simple en la función de uno a ocho días.

Faltas graves:

A) Demérito de dieciséis a treinta puntos.

B) Suspensión simple en la función de nueve a quince días.

C) Suspensión rigurosa en la función de uno a tres meses.

Faltas muy graves:

A) Suspensión rigurosa en la función de cuatro a seis meses.

B) Destitución.

La destitución importará en todos los casos la pérdida de los haberes retenidos como medida preventiva".

"ARTÍCULO 84. (Causal de sumarios administrativos).- Las sanciones disciplinarias de suspensión rigurosa en la función y destitución, se impondrán previa realización de un sumario administrativo.

Las restantes sanciones podrán disponerse sin otra formalidad que la notificación al personal de la falta que se le imputa, otorgándole previamente vista por el plazo de cinco días hábiles a fin de articular su defensa".

"ARTÍCULO 86. (Potestad disciplinaria).- Las sanciones por faltas muy graves serán impuestas por el titular del Ministerio del Interior, excepto la de destitución, que será dispuesta por el Poder Ejecutivo, conforme

con lo previsto en el numeral 10) del artículo 168 de la Constitución de la República.

Las sanciones aplicables por concepto de faltas graves también podrán ser adoptadas por el jerarca de la respectiva unidad ejecutora o de la Dirección General correspondiente, las restantes, por el jefe de la unidad en la cual el personal cumple funciones".

"ARTÍCULO 89. (Prescripción de las faltas administrativas).- Las faltas administrativas prescriben:

A) Cuando además constituyen delito, en el término de prescripción del delito o de la condena impuesta por sentencia firme.

B) Cuando no constituyen delito, las faltas leves prescribirán a los noventa días y las faltas graves y muy graves prescribirán a los cuatro años, contados desde la comisión de la falta.

La prescripción establecida en el presente artículo se suspende por la resolución del jerarca de la unidad ejecutora que disponga el inicio de un procedimiento de información de urgencia, de una investigación administrativa o la instrucción de sumario".

Artículo 200.- Los cursos y concursos de pasaje de grado que el personal policial haya aprobado para el ascenso a los grados suprimidos por la Ley Nº 19.315, de 18 de febrero de 2015, tendrán validez para la promoción a la jerarquía inmediata superior.

Los policías que hayan ascendido en forma honoraria a los grados de Sargento Primero (grado 5) y Agente de 1ra., Guardia de 1ra. o Bombero de 1ra. (grado 2), serán regularizados cuando se produzcan las vacantes presupuestales, en los grados de suboficial, mayor y cabo, respectivamente.

Artículo 201.- Los ascensos del personal policial (escalafón L) que se efectúen durante el año 2016, se realizarán según las calificaciones que se confeccionen al 30 de noviembre de 2015, según los regímenes vigentes con anterioridad a la vigencia de la Ley Nº 19.315, de 18 de febrero de 2015.

Artículo 202.- Facúltase al Poder Ejecutivo a que en los ascensos del personal policial que se realicen a partir del 1º de febrero de 2016, se efectúen promociones al grado inmediato superior, considerando a quienes se encuentren en el último año de antigüedad en el grado.

Quienes asciendan por este sistema deberán cumplir los requisitos previstos para el ascenso, con excepción del tiempo mínimo de permanencia en el grado y el curso o concurso de pasaje de grado.

El personal que ascienda al grado inmediato superior según lo establecido en la presente norma, deberá realizar y aprobar el curso o concurso pendiente en las siguientes tres oportunidades.

En caso que quedaran vacantes sin cubrir luego de efectuarse los ascensos en la escala de oficiales, según lo establecido en la Ley Nº 19.315, de 18 de febrero de 2015 y en el inciso primero del presente artículo, podrán ser promovidos quienes se encuentren dentro de los últimos dos años de antigüedad en el grado, siéndoles aplicable lo dispuesto en los incisos segundo y tercero de la presente norma. En caso contrario, quedarán inhabilitados para futuros ascensos.

Lo dispuesto precedentemente, será de aplicación en los casos que existan vacantes luego de efectuados los ascensos, entre quienes reúnan los requisitos exigidos por el artículo 66 de la Ley Nº 19.315, de 18 de febrero de 2015.

Derógase el artículo 119 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 203.- Sustitúyese el artículo 224 de la Ley Nº 18.719, de 27 de diciembre de 2010, el que quedará redactado de la siguiente manera:

> "ARTÍCULO 224.- Habilítase una partida anual de $ 10.983.280 (diez millones novecientos ochenta y tres mil doscientos ochenta pesos uruguayos), incluido aguinaldo y cargas legales, con destino a realizar contratos zafrales, en la modalidad de contrato laboral, en el Inciso 04

"Ministerio del Interior", programa 460 "Prevención y represión del delito", unidad ejecutora 001 "Secretaría del Ministerio del Interior".

Artículo 204.- Sustitúyese el artículo 140 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 140.- Las Jefaturas Departamentales de Policía y las Direcciones Nacionales o Generales especializadas en la investigación criminal del Ministerio del Interior, remitirán a las empresas de telefonía móvil debidamente autorizadas que operen en el territorio nacional la información del International Mobile Equipment Identity (IMEI) y todo otro dato identificatorio de cualquier aparato celular comercializado por las empresas señaladas precedentemente o ingresado al país con los correspondientes permisos de habilitación y que fuera denunciado por hurto, rapiña u otro ilícito contra la propiedad.

Las empresas de telefonía móvil deberán bloquear todo equipo celular cuyo IMEI haya sido denunciado por extravío, hurto, rapiña u otro ilícito contra la propiedad; salvo que se configure alguno de los supuestos que se determinarán en la reglamentación del presente artículo.

La Unidad Reguladora de Servicios de Comunicaciones podrá aplicar las sanciones enumeradas en el artículo 89 de la Ley Nº 17.296, de 21 de febrero de 2001, a aquellos operadores de servicios de telecomunicaciones que incumplan lo establecido en el presente artículo".

INCISO 05
MINISTERIO DE ECONOMÍA Y FINANZAS

Artículo 205.- Sustitúyese el inciso quinto del artículo 17 de la Ley Nº 18.159, de 20 de julio de 2007, por el siguiente:

"Estas sanciones también podrán aplicarse a aquellos que incumplan las obligaciones dispuestas por el artículo 14 de la presente ley. Si

correspondiere la sanción de multa, la cantidad mínima será de 5.000 UI (cinco mil unidades indexadas)".

Artículo 206.- Incorpórase al artículo 82 de la Ley Nº 18.362, de 6 de octubre de 2008, en la redacción dada por el artículo 14 de la Ley Nº 18.834, de 4 de noviembre de 2011, y por el artículo 25 de la Ley Nº 19.149, de 24 de octubre de 2013, el siguiente literal:

"K) Imponer las sanciones de: advertencia, multa económica, ejecución de garantía de mantenimiento de la oferta o de fiel cumplimiento del contrato y suspensión, en los casos sustanciados por la Unidad Centralizada de Adquisiciones a raíz de las denuncias por incumplimiento que deriven de los procesos de contratación por ella convocados".

Artículo 207.- En los procedimientos de contratación especial realizados por la Unidad Centralizada de Adquisiciones (UCA), de mediar resolución fundada de la autoridad sanitaria competente, podrá no ser de aplicación el límite mínimo de efectiva adquisición establecido por el artículo 517 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 400 de la Ley Nº 16.320, de 1º de noviembre de 1992 (artículo 74 del TOCAF), toda vez que se adquieran medicamentos o afines.

Artículo 208.- Sustitúyense los incisos tercero y cuarto del artículo 284 de la Ley Nº 18.719, de 27 de diciembre de 2010, por los siguientes:

"La administración del Centro será ejercida por un Secretario Ejecutivo rentado, designado por el Ministerio de Economía y Finanzas, sin que por dicho acto adquiera la calidad de funcionario público a ningún efecto.

Será dirigido por un Consejo Directivo Honorario de cuatro miembros designados por el Ministerio de Economía y Finanzas, el que seleccionará a sus integrantes en mérito a su prestigio y capacidad técnica. Las resoluciones del referido Consejo se adoptarán por mayoría simple, computándose doble el voto del Presidente en caso de empate.

La representación del Centro será ejercida por el Consejo Directivo Honorario. Dicha representación podrá ser delegada en el Secretario Ejecutivo en todas aquellas áreas que determine la reglamentación".

Artículo 209.- La designación de los Directores de las unidades organizativas "Macroeconómica y Financiera", "Presupuesto Nacional" y "Unidad de Deuda" de la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 05 "Ministerio de Economía y Finanzas", se realizará mediante acto administrativo dictado por el jerarca del Inciso, pudiendo recaer en funcionarios públicos, quienes estarán comprendidos en el beneficio de reserva de cargo establecido en el artículo 21 de la Ley Nº 17.930, de 19 de diciembre de 2005.

Su remuneración no podrá superar el 80% (ochenta por ciento) de la correspondiente al Ministro de Estado, establecida en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Cuando la designación recaiga en funcionarios públicos, estos podrán optar por las remuneraciones establecidas para los Directores de estas unidades o exclusivamente por las correspondientes a aquellos cargos reservados, sin perjuicio de la eventual acumulación de sueldos por el ejercicio de cargos o funciones docentes, de acuerdo con la normativa vigente en la materia.

El cese en el ejercicio de la función se realizará en cualquier momento y por el mismo procedimiento de designación.

Las erogaciones que surjan de la aplicación del presente artículo serán financiadas con créditos presupuestales de la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 05 "Ministerio de Economía y Finanzas".

Artículo 210.- Créase en la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 05 "Ministerio de Economía y Finanzas" como "Incentivo" de acuerdo a lo que dispone el artículo 51 de la Ley Nº 18.172, de 31 de agosto de 2007, una compensación por compromisos de gestión de hasta $ 15.000.000 (quince millones de pesos uruguayos), más aguinaldo y cargas

legales, reasignándose a efectos de su financiación créditos asignados al objeto del gasto 042.520 "Compensación especial por cumplir condiciones específicas".

El mismo se abonará al personal que cumpla efectivamente funciones en el organismo, cualquiera sea su vínculo funcional, condicionado al cumplimiento de metas anuales de desempeño, de acuerdo a la reglamentación que dicte el Poder Ejecutivo a propuesta del Ministerio de Economía y Finanzas.

Lo dispuesto precedentemente, no podrá generar costo presupuestal.

Artículo 211.- Reasígnase en el Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 001 "Dirección General de Secretaría", Financiación 1.1 "Rentas Generales", la suma de $ 30.000.000 (treinta millones de pesos uruguayos) del objeto del gasto 099.001 "Partida Proyectada", al Inciso 24 "Diversos Créditos", unidad ejecutora 024 "Dirección General de Secretaría MEF", Proyecto 517 "Fortalecimiento de la Gestión Presupuestaria" $ 20.000.000 (veinte millones de pesos uruguayos) y al Proyecto 401 "Convenio Asistencia Técnica BIRF" $ 10.000.000 (diez millones de pesos uruguayos).

Artículo 212.- Disminúyese en el Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 001 "Dirección General de Secretaría", Financiación 1.1 "Rentas Generales", la suma de $ 30.000.000 (treinta millones de pesos uruguayos) del objeto del gasto 099.001 "Partida Proyectada".

Artículo 213.- Facúltase al Ministerio de Economía y Finanzas a autorizar los reintegros de "Depósitos paralizados" vertidos al Tesoro Nacional en cumplimiento de lo dispuesto por el artículo 10 de la Ley Nº 5.157, de 17 de setiembre de 1914, en la redacción dada por el artículo 3º de la Ley Nº 10.603, de 23 de febrero de 1945.

Artículo 214.- Autorízase a la unidad ejecutora 003 "Auditoría Interna de la Nación" a percibir una tasa que se denominará "Tasa Registro de Estados Contables", por cada solicitud de estado contable registrado ante el Registro de

Estados Contables de ese organismo, cuyo valor no podrá superar el equivalente a 260 UI (doscientas sesenta unidades indexadas).

Artículo 215.- Sustitúyese el artículo 24 de la Ley Nº 18.930, de 17 de julio de 2012, por el siguiente:

"ARTÍCULO 24. (Registro de estados contables).- Las sociedades civiles, las asociaciones civiles, las fundaciones, las cooperativas, las sociedades y asociaciones agrarias, las entidades no residentes que cumplan las condiciones a que refiere el artículo 2° de la presente ley, y los fideicomisos y fondos de inversión no sometidos a regulación por el Banco Central del Uruguay, deberán registrar sus estados contables ante el órgano estatal de control.

El Poder Ejecutivo establecerá los montos mínimos de activos o ingresos a partir de los cuales corresponderá el cumplimiento de la obligación, así como los plazos para la presentación de los estados contables.

La obligación de registrar los estados contables a que refiere el inciso primero del presente artículo, se deberá cumplir en las mismas condiciones y bajo el mismo régimen sancionatorio que se dispone por el artículo 97 bis de la Ley Nº 16.060, de 4 de setiembre de 1989, en la redacción dada por el artículo 151 de la Ley Nº 19.149, de 24 de octubre de 2013, con la misma consecuencia establecida en el inciso cuarto del artículo 80 del Título 1 del Texto Ordenado 1996, en la redacción dada por el artículo 313 de la Ley Nº 18.996, de 7 de noviembre de 2012, en caso de omisión.

El órgano estatal de control tendrá, asimismo, respecto de los obligados a registrar sus estados contables, la potestad sancionatoria prevista para las sociedades comerciales en el artículo 412 de la Ley Nº 16.060, de 4 de setiembre de 1989.

A los efectos de fiscalizar el cumplimiento de la obligación de registrar sus estados contables, el órgano estatal de control podrá

solicitar y recabar la información pertinente de los obligados por el presente artículo, así como de las sociedades comerciales".

Artículo 216.- Sustitúyese el artículo 412 de la Ley Nº 16.060, de 4 de setiembre de 1989, por el siguiente:

"ARTÍCULO 412.- El órgano estatal de control, en caso de violación de la ley, el estatuto o el reglamento, podrá aplicar a la sociedad, sus administradores, directores o encargados de su control privado, sanción de apercibimiento con publicación y multa. Las resoluciones firmes que impongan las multas correspondientes, tendrán el carácter de título ejecutivo, confiriéndose al órgano estatal de control acción ejecutiva para su cobro.

La reglamentación deberá tipificar las infracciones que darán mérito a la aplicación de sanciones administrativas, así como, en cada caso, la entidad y monto de estas últimas. El monto de las multas a establecer deberá graduarse de acuerdo a la entidad de la infracción y su máximo no podrá superar el importe equivalente a 10.000 UR (diez mil unidades reajustables).

El órgano estatal de control no dictará resolución en ulteriores trámites sometidos a su fiscalización, si previamente, las sociedades incumplidoras no han abonado las multas pendientes que hayan sido impuestas por resolución firme del órgano de control".

Artículo 217.- Agrégase al artículo 36 de la Ley Nº 19.210, de 29 de abril de 2014, el siguiente inciso:

"En las sociedades comerciales, los ingresos o egresos dinerarios por aportes de capital, con o sin prima de emisión, aportes irrevocables, adelantos de fondos, reintegros de capital, pago de utilidades, pago de participaciones sociales por concepto de exclusión, receso, reducción, rescate, amortización de acciones, u otras operaciones similares previstas en la Ley Nº 16.060, de 4 de setiembre de 1989 y modificativas, por un importe igual o superior al equivalente a 160.000

UI (ciento sesenta mil unidades indexadas), solo podrán realizarse por los medios previstos en el presente artículo".

Artículo 218.- Agrégase al numeral 10) del artículo 212 de la Ley Nº 18.407, de 24 de octubre de 2008, en la redacción dada por el artículo 1º de la Ley Nº 19.181, de 29 de diciembre de 2013, el siguiente inciso:

"Las resoluciones firmes dictadas por la Auditoría Interna de la Nación, que impongan las multas a las cooperativas, tendrán carácter de título ejecutivo, confiriéndole acción ejecutiva para su cobro".

Artículo 219.- Facúltase a la Auditoría Interna de la Nación a celebrar convenios de pago por las multas que imponga, en las condiciones y plazos que la misma establezca, de acuerdo con lo dispuesto por los artículos 32 y 34 del Código Tributario (Decreto-Ley Nº 14.306, de 29 de noviembre de 1974).

El sujeto obligado podrá solicitar la celebración de convenio de pago dentro de los treinta días corridos y siguientes contados a partir de la notificación del acto de imposición de la multa.

Artículo 220.- Créase en la unidad ejecutora 003 "Auditoría Interna de la Nación" del Inciso 05 "Ministerio de Economía y Finanzas" como "Incentivo", de acuerdo a lo que dispone el artículo 51 de la Ley Nº 18.172, de 31 de agosto de 2007, una compensación por compromisos de gestión de hasta $ 7.008.915 (siete millones ocho mil novecientos quince pesos uruguayos), más aguinaldo y cargas sociales, reasignándose a efectos de su financiamiento créditos desde el objeto del gasto 047.002 "Equipar. Salarial Simil. Responsab. Reforma Estado A.726 L.16736".

El mismo se abonará al personal que cumpla efectivamente funciones en el organismo, cualquiera sea su vínculo funcional, condicionado al cumplimiento de metas anuales de desempeño, no pudiendo generar este concepto retributivo costo presupuestal.

El Ministerio de Economía y Finanzas, a propuesta de la Auditoría Interna de la Nación, reglamentará la presente disposición.

Artículo 221.- Sustitúyese el artículo 48 de la Ley Nº 16.736, de 5 de enero de 1996 (artículo 104 TOCAF), por el siguiente:

"ARTÍCULO 48.- El sistema de control interno de los actos y la gestión económico-financiera estará encabezada por la Auditoría Interna de la Nación, a la cual le compete:

1) Realizar auditorías de cumplimiento y de gestión, sobre los órganos comprendidos dentro de su ámbito de competencia, conforme a las normas y criterios técnicos que emita o adopte para el ejercicio de la función de auditoría interna.

2) Ejercer la superintendencia técnica de todas las Unidades de Auditoría Interna que actúen, por creación o adhesión, en el sistema de auditoría interna gubernamental.

3) Promover, mediante la emisión de normas técnicas u otros mecanismos eficientes a tal efecto, el enfoque de riesgos en el sistema de control interno gubernamental".

Artículo 222.- Incorpórase al inciso primero del artículo 136 de la Ley Nº 18.834, de 4 de noviembre de 2011, la función de Director de División Planificación, Estudio y Coordinación. Dicha incorporación se financiará con reasignación de crédito presupuestal del objeto del gasto 092.000 "Partidas globales a distribuir" al objeto del gasto 042.522 "Diferencia a Tabla", de la unidad ejecutora 005 "Dirección General Impositiva" del Inciso 05 "Ministerio de Economía y Finanzas".

Sustitúyese la denominación de la función de "Director de División Administración" prevista en el inciso primero del artículo 136 de la Ley Nº 18.834, de 4 de noviembre de 2011, por la de "Director de División Administración y Gestión Humana".

Artículo 223.- El Poder Ejecutivo, en uso de la autorización conferida por el artículo 367 de la Ley Nº 19.149, de 24 de octubre de 2013, podrá establecer la obligatoriedad, para los contribuyentes y responsables, de relacionarse con

la Dirección General Impositiva por medios electrónicos, en la forma, condiciones y plazos que determine la reglamentación.

El domicilio electrónico referido en el citado artículo tendrá idéntica eficacia jurídica y valor probatorio que los establecidos en el artículo 27 del Código Tributario (Decreto-Ley Nº 14.306, de 29 de noviembre de 1974).

Artículo 224.- Sustitúyese el artículo 291 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 135 de la Ley Nº 18.834, de 4 de noviembre de 2011, por el siguiente:

"ARTÍCULO 291.- Las funciones de Encargados de Departamento y Encargado de Sección de la Dirección General Impositiva, serán provistas mediante concurso de oposición y méritos entre los funcionarios pertenecientes a dicho organismo, con excepción de las funciones de Encargados de las Asesorías, Departamentos Unidad de Comunicación y Secretaría General y Sección Secretaría de la Secretaría General de la Dirección General, el Auditor Interno y Adjuntos a los Directores de División y el Subdirector General de Rentas.

En los casos exceptuados, el Ministerio de Economía y Finanzas, a propuesta de la Dirección General Impositiva, atribuirá la titularidad de las referidas funciones a funcionarios públicos. Los funcionarios designados podrán reservar su cargo o función en el organismo al que pertenezcan. En caso de que sean funcionarios de la Dirección General Impositiva podrán reservar además la función de encargatura a la que hubieren accedido por el procedimiento establecido en el presente artículo".

Artículo 225.- Modifícase el literal B) del artículo 102 de la Ley Nº 19.121, de 20 de agosto de 2013, el que quedará redactado de la siguiente manera:

"B) Lo dispuesto por los Capítulos II y VI del Título II no serán de aplicación para la Dirección General Impositiva, ni para la Dirección Nacional de Aduanas, que se regirán por las normas específicas

o especiales vigentes, así como sus modificaciones y actualizaciones".

Artículo 226.- Derógase el literal C) del artículo 102 de la Ley N° 19.121, de 28 de agosto de 2013.

Artículo 227.- Interprétase que la Ley N° 19.121, de 28 de agosto de 2013, no es de aplicación a los funcionarios pertenecientes a las salas de juego de la Dirección General de Casinos.

Artículo 228.- Agrégase al artículo 8° de la Ley N° 15.913, de 27 de noviembre de 1987, en la redacción dada por el artículo 291 de la Ley N° 17.296, de 21 de febrero de 2001, el siguiente inciso

"En las operaciones aduaneras de importación y exportación de libros, folletos y revistas de carácter literario, científico, artístico, docente y educativo, y los catálogos de difusión de los mismos, cualquiera sea su soporte no será preceptiva la intervención de despachante de aduanas, cuando se cumplan las siguientes condiciones:

I) Se efectúen a través del régimen de envíos postales internacionales y;

II) El valor de factura de la mercadería no supere los US$ 1.000 (mil dólares de los Estados Unidos de América)".

Artículo 229.- Sustitúyese el inciso primero del artículo 277 de la Ley N° 18.834, de 4 de noviembre de 2011, en la redacción dada por el artículo 373 de la Ley N° 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 277.- La importación y la exportación de mercadería sometida al régimen de encomiendas postales internacionales de entrega expresa, cuyo peso unitario no exceda los 20 kilogramos y su valor de factura o su declaración de valor en las condiciones que establezca el Poder Ejecutivo, no exceda los US$ 200 (doscientos dólares de los Estados Unidos de América), estarán exentas del pago de tributos".

Artículo 230.- Los titulares de operaciones de importación de mercadería realizada al amparo del régimen de envíos postales internacionales, cuyo valor en factura o su declaración de valor, de acuerdo a la reglamentación que dicte el Poder Ejecutivo, no exceda los US$ 200 (doscientos dólares de los Estados Unidos de América), podrán optar por pagar en sustitución de toda la tributación a la importación definitiva o aplicable en ocasión de la misma, una única prestación tributaria.

Dicha prestación será liquidada y recaudada por la Dirección Nacional de Aduanas y se determinará aplicando una alícuota del 60% (sesenta por ciento) sobre el valor en factura o declaración de valor de la mercadería, con un pago mínimo de US$ 10 (diez dólares de los Estados Unidos de América) por envío. En ningún caso podrán introducirse al amparo de este régimen bienes alcanzados por el Impuesto Específico Interno.

Artículo 231.- Deróganse los artículos 220 y 221 del Decreto-Ley Nº 14.252, de 22 de agosto de 1974.

Artículo 232.- La Dirección Nacional de Aduanas actuando directamente o por medio de sus oficinas dependientes expresamente delegadas, ante la detección de una presunta infracción aduanera posterior al libramiento de la mercadería cuyo monto pueda ser determinado con exactitud, se encuentra facultada para aceptar el reconocimiento de la misma por parte del eventual infractor, el que deberá abonar las multas, tributos y actualizaciones que correspondan, culminando de esa manera toda actuación infraccional.

El reconocimiento se extenderá por acta donde comparecerán: el funcionario que detecte la infracción, el jefe de la división, departamento u oficina a que pertenezca dicho funcionario, y el administrado, quien podrá hacerse asistir por los profesionales que estime.

En el acta se efectuará la descripción de la situación con indicación precisa de la o las operaciones aduaneras involucradas, de las normas incumplidas y de la liquidación de tributos, multas y actualizaciones.

Los presentes reconocimientos podrán celebrarse hasta tanto no exista sentencia de condena en primera instancia.

Artículo 233.- Facúltase a la Dirección Nacional de Aduanas a establecer un sistema de pago de tributos y gravámenes aduaneros así como de garantía, mediante los medios de pago electrónicos que la misma determine, para el caso de importes no inferiores al equivalente a 300 UI (trescientas unidades indexadas).

El plazo para efectuar el depósito de lo recaudado por parte de la Dirección Nacional de Aduanas en la cuenta Tesoro Nacional del Banco de la República Oriental del Uruguay a la orden del Ministerio de Economía y Finanzas, se computará a partir de la efectiva percepción de los ingresos.

Artículo 234.- La admisión mediante acta y ante la autoridad administrativa correspondiente de los hechos constitutivos de una infracción aduanera dará mérito a la aplicación del artículo 248 de la Ley Nº 19.276, de 19 de setiembre de 2014, en caso de sustanciación del respectivo proceso jurisdiccional aduanero.

Artículo 235.- Sustitúyese el artículo 84 de la Ley Nº 17.011, de 25 de setiembre de 1998, por el siguiente:

> "ARTÍCULO 84.- Las marcas a que hacen referencia los artículos anteriores, así como los instrumentos usados para su ejecución, serán destruidos o inutilizados.
>
> Las mercaderías en infracción que hayan sido incautadas serán decomisadas y destruidas, salvo que por su naturaleza puedan ser adjudicadas a instituciones de beneficencia pública o privada.
>
> Una vez establecida la calidad apócrifa de la mercadería mediante las pericias técnicas correspondientes, las mismas serán destruidas a costo de los denunciantes o adjudicadas a instituciones de beneficencia pública o privada".

<u>Artículo 236</u>.- Sustitúyese el artículo 37 de la Ley Nº 17.453, de 28 de febrero de 2002, con la vigencia dada por el artículo 834 de la Ley Nº 18.719, de 27 diciembre de 2010, por el siguiente:

"ARTÍCULO 37.- La tasa consular a que refiere el artículo 585 de la Ley Nº 17.296, de 21 de febrero de 2001, tendrá como destino Rentas Generales.

Dicha tasa se aplicará a las importaciones y su cuantía será de hasta el 2% (dos por ciento), calculada sobre el Valor en Aduana de los bienes importados.

Facúltase al Poder Ejecutivo a cometer al Ministerio de Economía y Finanzas o a sus unidades ejecutoras la recaudación de la referida tasa, en el caso del hecho generador a que refiere el inciso anterior".

<u>Artículo 237</u>.- Sustitúyese el numeral 2) del artículo 240 de la Ley Nº 19.276, de 19 de setiembre de 2014 (Código Aduanero de la República Oriental del Uruguay-CAROU), por el siguiente:

"2) El producido líquido del remate o de la venta previstos en los literales B) y C) del numeral anterior, será depositado en el Banco de la República Oriental del Uruguay en unidades indexadas u otra unidad de valor constante, bajo el rubro de autós y a la orden del juzgado competente".

<u>Artículo 238</u>.- Sustitúyese el artículo 253 de la Ley Nº 19.276, de 19 de setiembre de 2014 (Código Aduanero de la República Oriental del Uruguay-CAROU), por el siguiente:

"ARTÍCULO 253. (Remate).-

1) Los bienes objeto del comiso aduanero o en abandono infraccional, así como otros bienes propiedad del ejecutado que puedan ser denunciados a los efectos del pago de los adeudos liquidados, deberán rematarse.

En caso de que los bienes objeto del comiso aduanero o en abandono infraccional hubieren sido rematados de conformidad con el artículo 240 del presente Código, con anterioridad al dictado de la sentencia de condena, una vez dictada esta, su producido se distribuirá en la forma prevista en el artículo 254 del presente Código.

2) El remate del comiso se efectuará sobre la base de las dos terceras partes del Valor en Aduana determinado por la Dirección Nacional de Aduanas, lo que no admitirá impugnación alguna. En caso de que la Dirección Nacional de Aduanas no pueda establecer el Valor en Aduana por la naturaleza del bien o por tratarse de bienes inmuebles, se seguirán las reglas generales establecidas en el Código General del Proceso.

Si en el remate no hubiese postores, se podrá sacar nuevamente el bien a la venta sin base y será rematado al mejor postor".

Artículo 239.- Sustitúyese el artículo 254 de la Ley Nº 19.276, de 19 de setiembre de 2014 (Código Aduanero de la República Oriental del Uruguay-CAROU), por el siguiente:

"ARTÍCULO 254. (Distribución).- El producido del remate de los bienes a que refiere este artículo, deducidos los gastos, se distribuirá de la siguiente manera:

A) 20% (veinte por ciento) para el fondo creado por el artículo 254 de la Ley Nº 15.809, de 8 de abril de 1986.

B) 50% (cincuenta por ciento) que tendrá como destino el Fondo por Mejor Desempeño.

C) 30% (treinta por ciento) restante se verterá a Rentas Generales en sustitución de la tributación aplicable, en caso de que la mercadería incautada en presunta infracción aduanera haya sido comercializada para ser ingresada al mercado interno. En caso

de que la mercadería incautada en presunta infracción aduanera no haya sido comercializada para ser ingresada al mercado interno, el porcentaje establecido en el presente literal también tendrá como destino el Fondo por Mejor Desempeño.

Facúltase al Poder Ejecutivo a disponer, por resolución fundada, de la mercadería incautada en cualquier estado de los procedimientos, mientras no se hubiere efectuado la comercialización de la misma, comunicando fehacientemente a la autoridad competente:

1) Que la comercialización solo se realice con destino al mercado externo.

2) Que la mercadería deberá salir a la venta con el valor base que se establezca en la respectiva resolución.

En caso de que se haya frustrado la venta de la mercadería en remate por falta de oferentes, la Dirección Nacional de Aduanas podrá solicitar a la autoridad competente que la mercadería sea donada o destruida".

Artículo 240.- Sustitúyese el artículo 29 de la Ley Nº 12.276, de 10 de febrero de 1956, en la redacción dada por el artículo 154 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 29.- Establécense las siguientes tasas anuales para las respectivas autorizaciones de juegos a cargo de la Dirección Nacional de Loterías y Quinielas:

A) Quinielas

Agentes: 13.895 UI (trece mil ochocientas noventa y cinco unidades indexadas).

Sucursales: 6.966 UI (seis mil novecientas sesenta y seis unidades indexadas).

Locales, zonas de apuestas o áreas habilitadas para la comercialización de apuestas sobre certámenes de pronósticos deportivos (artículo 19 de la Ley Nº 17.453, de 28 de febrero de 2002): 3.483 UI (tres mil cuatrocientos ochenta y tres unidades indexadas).

Subagentes: 463 UI (cuatrocientas sesenta y tres unidades indexadas).

Corredores: 232 UI (doscientas treinta y dos unidades indexadas).

B) Loterías

Agentes: 2.316 UI (dos mil trescientas dieciséis unidades indexadas).

Subagentes: 232 UI (doscientas treinta y dos unidades indexadas).

Loteros: 232 UI (doscientas treinta y dos unidades indexadas).

Aquellos habilitados que sean Subagentes de Loterías y Subagentes de Quinielas en forma simultánea, abonarán la patente mayor como Patente Única en su categoría.

C) Las personas físicas o jurídicas que organicen los eventos previstos en el artículo 1º de la Ley Nº 17.166, de 10 de setiembre de 1999: 13.895 UI (trece mil ochocientas noventa y cinco unidades indexadas).

D) Las entidades organizadoras de los eventos previstos en el artículo 2º del Decreto-Ley Nº 14.841, de 22 de noviembre de 1978: 13.895 UI (trece mil ochocientas noventa y cinco unidades indexadas)".

Artículo 241.- Aféctase a partir de la vigencia de la presente ley con destino a la Asociación Uruguaya de Fútbol y a la Organización del Fútbol del Interior, en partes iguales, el 50% (cincuenta por ciento) del incremento, respecto al ejercicio 2014, de la recaudación del Impuesto al Valor Agregado originado en los certámenes de pronósticos de resultados deportivos organizados por sí o mediante terceros por la Dirección Nacional de Loterías y Quinielas, sin perjuicio de lo dispuesto en el Decreto-Ley Nº 15.716, de 6 de febrero de 1985, modificativas y concordantes.

A los efectos de determinar el monto del incremento sujeto a afectación, la comparación se realizará considerando la recaudación del año civil, respecto del ejercicio 2014, actualizado por el incremento del Índice de Precios al Consumo.

El monto así determinado tendrá como único destino la financiación de la infraestructura deportiva para las divisiones formativas de los clubes afiliados a las entidades referidas en el presente artículo. A tal fin, la Asociación Uruguaya de Fútbol y la Organización del Fútbol del Interior deberá constituir un fideicomiso, que será el destinatario de los fondos afectados. La designación del fiduciario, así como las condiciones y requisitos establecidos en el referido contrato, deberán contar con la aprobación previa del Poder Ejecutivo.

Facúltase al Ministerio de Economía y Finanzas a realizar pagos mensuales en función de la estimación de la recaudación de acuerdo a lo que establezca la reglamentación.

El Poder Ejecutivo informará en cada Rendición de Cuentas sobre los proyectos incluidos en el régimen de afectación previsto en el presente artículo, indicando la entidad o institución titular de los mismos, las características de la propuesta y el monto de los fondos afectados. Asimismo detallará los proyectos presentados que fueron rechazados o se encuentran pendientes de aprobación.

Artículo 242.- Autorízase al Inciso 05 "Ministerio de Economía y Finanzas" a computar el tiempo de desempeño de los Niños Cantores que hayan ejercido como tales con anterioridad a la vigencia de la presente ley, como mérito, ante futuras convocatorias a concursos de ingreso en cualquier otra unidad

ejecutora del Inciso, debiendo contar con informe de actuación favorable del jerarca de la unidad ejecutora 008 "Dirección Nacional de Loterías y Quinielas".

Artículo 243.- Sustitúyese el artículo 280 de la Ley Nº 12.804, de 30 de noviembre de 1960, en la redacción dada por el artículo 116 de la Ley Nº 13.695, de 24 de octubre de 1968, recogido en el artículo 11 del Título 1 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 280. (Notificación).- La Dirección Nacional de Catastro notificará a los propietarios o poseedores del valor fijado a los respectivos inmuebles a los efectos de la liquidación de los tributos nacionales o departamentales que toman por base dicha determinación.

La notificación personal deberá estar precedida del emplazamiento para que dichos titulares concurran a notificarse a la oficina competente, bajo apercibimiento de tenérseles por notificados.

El emplazamiento se hará por el término de tres días y se publicará en el Diario Oficial y en otro diario de circulación nacional.

A partir del día inmediato siguiente al último del emplazamiento previsto en el inciso anterior, comenzará a correr un nuevo plazo de treinta días, vencido el cual, se tendrá por notificados a los titulares, pudiendo impugnar el valor real fijado al inmueble de acuerdo a lo dispuesto por la normativa vigente.

La fundamentación se hará de acuerdo a lo dispuesto por el artículo 80 del Código Tributario".

Artículo 244.- La Dirección Nacional de Catastro, en oportunidad de inscribir planos de mensura que impliquen una mutación catastral, dejará constancia de las resultancias de la misma mediante entrega de la cédula catastral ampliada, expedida a los efectos de su agregación a los títulos de propiedad.

Derógase el artículo 252 del Decreto-Ley Nº 14.189, de 30 de abril de 1974, en la redacción dada por el artículo 183 del Decreto-Ley Nº 14.416, de 28 de agosto de 1975.

Artículo 245.- Sustitúyese el artículo 35 de la Ley Nº 16.002, de 25 de noviembre de 1988, por el siguiente:

"ARTÍCULO 35.- Autorízase al Poder Ejecutivo a proceder a la enajenación a los respectivos arrendatarios y ocupantes existentes al 1º de enero de 2015, de la fracción que respectivamente ocupan en los siguientes inmuebles fiscales:

A) Padrón Nº 1111 y Padrón Nº 1118, ubicados en zona urbana del departamento de Colonia, localidad catastral Juan Lacaze.

B) Padrón Nº 7283, ubicado en zona rural, 14a. Sección Catastral, del departamento de Colonia.

C) Padrón Nº 1470, ubicado en zona rural, 1a. Sección Catastral, paraje conocido como Potrero del Pintado del departamento de Artigas.

D) Padrón Nº 792, ubicado en zona rural, 6a. Sección Catastral, paraje conocido como Pueblo Quintana del departamento de Salto.

El precio de venta será fijado por el Poder Ejecutivo con el asesoramiento de la Dirección Nacional de Catastro, en unidades indexadas y será pagadero en un plazo de hasta veinticinco años con un interés del 5% (cinco por ciento) anual.

Los adquirentes no podrán transferir los derechos adquiridos sobre el inmueble, ni darlo en arrendamiento, total o parcial, hasta haber cancelado su precio total.

El Escribano interviniente, dejará constancia en el instrumento respectivo, del conocimiento de la prohibición precedente por el adquirente.

La Administración podrá autorizar excepciones a esta prohibición en los casos siguientes:

1) Por razones de salud del adquirente del inmueble o de algún integrante del núcleo familiar.

2) Por razones de trabajo, cuando el adquirente del inmueble, su cónyuge o su concubino/a, sea destinado a desempeñar funciones o tareas, o inicie una actividad o tarea fuera de la localidad donde se encuentra ubicado el inmueble y deba permanecer fuera de ella.

3) Cuando cambios supervinientes en la integración del núcleo familiar tornen inadecuada la vivienda.

4) Por enajenación forzada.

5) Por cualquier otra causa justificable de entidad similar a las anteriores, a criterio de la Administración.

Las excepciones establecidas precedentemente, deberán ser probadas suficientemente ante la Administración".

Artículo 246.- Autorízase al Poder Ejecutivo a enajenar a la Administración Nacional de Educación Pública, por título donación y modo tradición, la fracción que ocupan dependencias de la misma en parte del Padrón Nº 1111, ubicado en zona urbana del departamento de Colonia, localidad catastral Juan Lacaze.

Derógase la Ley Nº 16.038, de 8 de mayo de 1989.

Artículo 247.- La Dirección Nacional de Catastro inscribirá los planos de mensura que serán usados en juicios de prescripción en el Registro Provisorio

creado a tales efectos, habilitando su utilización como documento gráfico base en el juicio, no pudiendo considerarse registrados a otros fines que los indicados.

Solo podrán presentarse en un juicio de prescripción los planos realizados con tal fin.

La inscripción definitiva por la Dirección Nacional de Catastro, se realizará una vez que la sentencia de prescripción haya adquirido calidad de cosa juzgada.

En la sentencia definitiva que declara la prescripción, el Juzgado competente deberá comunicar a la Dirección Nacional de Catastro disponiendo la inscripción definitiva del plano de mensura.

En ocasión de la inscripción registral, deberá verificarse el cumplimiento de los extremos referidos en este artículo.

Artículo 248.- Agréganse al artículo 16 de la Ley Nº 17.250, de 11 de agosto de 2000, los siguientes incisos:

> "El proveedor deberá informar por escrito al consumidor en el documento contractual, de manera clara, comprensible y precisa, el derecho de rescindir o resolver el contrato consagrado en el presente artículo.
>
> Si el proveedor no hubiera cumplido con el deber de información y documentación antes referido, el consumidor podrá ejercer el derecho de rescisión o resolución en cualquier momento, cumpliendo con las condiciones que establece el inciso tercero del presente artículo".

Artículo 249.- Agréganse al artículo 23 de la Ley Nº 17.250, de 11 de agosto de 2000, los siguientes incisos finales:

> "Constancia de reparación. Cuando el producto hubiese sido reparado bajo los términos de una garantía contractual, el garante estará obligado a entregar al consumidor una constancia de reparación en

donde se indique: la naturaleza de la reparación, las piezas reemplazadas o reparadas, la fecha en que el consumidor le hizo entrega del producto y la fecha de devolución del mismo al consumidor.

Prolongación del plazo de garantía. El tiempo durante el cual el consumidor está privado del uso del producto en garantía, por cualquier causa relacionada con su reparación, debe computarse como prolongación del plazo de garantía contractual".

Artículo 250.- Las resoluciones firmes dictadas por la Dirección General de Comercio, que impongan sanción de multa, constituirán título ejecutivo, confiriendo acción ejecutiva para su cobro, de acuerdo con lo establecido por los artículos 353 y siguientes del Código General del Proceso.

INCISO 06
MINISTERIO DE RELACIONES EXTERIORES

Artículo 251.- Los Consulados de la República no cobrarán los derechos extraordinarios establecidos en el Arancel Consular previstos en los artículos 233 y siguientes de la Ley Nº 16.170, de 28 de diciembre de 1990, por las actuaciones consulares realizadas bajo la modalidad de consulados móviles planificados.

Artículo 252.- La expedición de testimonios de partidas de estado civil por parte de las Oficinas Consulares de la República, mediante el sistema electrónico de la Dirección General del Registro de Estado Civil y de los Gobiernos Departamentales, será gratuita.

Artículo 253.- Sustitúyese el artículo 142 de la Ley Nº 13.318, de 28 de diciembre de 1964, por el siguiente:

"ARTÍCULO 142.- Exonérase del pago de derechos consulares a la lista de enseres personales y a los certificados de existencia, de residencia, de registro de estado civil y de estudios, que se expidan a los funcionarios del Ministerio de Relaciones Exteriores y a los Agregados Militares, y a los familiares a su cargo, en ocasión de su retorno al país".

Artículo 254.- Los funcionarios consulares intervendrán gratuitamente en los siguientes actos, los que quedarán exonerados del pago de los derechos de arancel:

1) En la expedición de documento válido para un solo viaje a la República Oriental del Uruguay, cuando la persona haya sufrido el hurto o extravío de su documentación, o cuando haya sido deportada.

2) En la Constancia de Antecedentes Judiciales solicitada por la Dirección General para Asuntos Consulares y Vinculación, de forma electrónica, a la Dirección Nacional de Policía Científica y emitida por las Oficinas Consulares.

Artículo 255.- Créanse en el Inciso 06 "Ministerio de Relaciones Exteriores", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", cinco cargos de Embajador del Servicio Exterior, escalafón M, grado 07, dos en el ejercicio 2016 y tres en el ejercicio 2017.

Deróganse los cinco cargos de Embajador Itinerante, escalafón M, grado 07, creados por el artículo 336 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 256.- Sustitúyese el inciso primero del artículo 36 del Decreto-Ley Nº 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 295 de la Ley Nº 15.809, de 8 de abril de 1986, por el artículo 144 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el artículo 168 de la Ley Nº 18.172, de 31 de agosto de 2007, por el artículo 349 de la Ley Nº 18.719, de 27 de diciembre de 2010 y por el artículo 162 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

> "ARTÍCULO 36.- Las vacantes que se produzcan en los cargos del último grado del escalafón del Servicio Exterior, Secretario de Tercera, serán provistas dentro del primer semestre de cada año, en la forma establecida en los artículos siguientes, por ciudadanos que tengan título de educación universitaria, en carreras con un mínimo de cuatro

años de duración, que hayan sido expedidos por universidades legalmente habilitadas en la República. Excepcionalmente podrán ser provistas por ciudadanos que acrediten títulos expedidos por universidades notoriamente reconocidas del exterior".

Artículo 257.- Créase en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", escalafón M "Personal del Servicio Exterior", un cargo de Ministro, grado 06, al amparo de lo establecido en el artículo 21 de la Ley Nº 16.736, de 5 de enero de 1996.

El cargo será ocupado exclusivamente por el funcionario cuya situación dio origen a la respectiva creación y se suprimirá al vacar.

La correspondiente erogación será financiada con cargo a la Financiación 1.1 "Rentas Generales", reasignándose los créditos presupuestales de los objetos del gasto: 042.610 "Compensación Personal" en $ 12.708 (doce mil setecientos ocho pesos uruguayos), 042.720 "Incentivo por Rendimiento, Dedicación y/o Productividad" en $ 79.946 (setenta y nueve mil novecientos cuarenta y seis pesos uruguayos) y 011.300 "Sueldo del grado" en $ 108.653 (ciento ocho mil seiscientos cincuenta y tres pesos uruguayos), 042.526 "Compensación especial c/funciones en Cancillería", en $ 185.988 (ciento ochenta y cinco mil novecientos ochenta y ocho pesos uruguayos) y 042.520 "Compensación especial por cumplir tareas específicas" en $ 343.606 (trescientos cuarenta y tres mil seiscientos seis pesos uruguayos), anuales.

Artículo 258.- Los funcionarios del Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", del escalafón M "Personal de Servicio Exterior", que prestan funciones en la República, percibirán igual sueldo del grado que los funcionarios profesionales del Inciso, pertenecientes al escalafón A, de acuerdo a las siguientes equivalencias:

Grado 7 escalafón M - grado 16 escalafón A

Grado 6 escalafón M - grado 15 escalafón A

Grado 5 escalafón M - grado 14 escalafón A

Grado 4 escalafón M - grado 13 escalafón A

Grado 3 escalafón M - grado 12 escalafón A

Grado 2 escalafón M - grado 11 escalafón A

Grado 1 escalafón M - grado 10 escalafón A

Increméntanse los créditos presupuestales del objeto del gasto 042.526 "Compensación Especial c/funciones en Cancillería" en $ 20.706.557 (veinte millones setecientos seis mil quinientos cincuenta y siete pesos uruguayos) y disminúyanse los créditos presupuestales de los siguientes objetos del gasto: 042.520 "Compensación especial por cumplir condiciones específicas", en la suma de $ 20.614.858 (veinte millones seiscientos catorce mil ochocientos cincuenta y ocho pesos uruguayos), y 042.720 "Incentivo por Rendimiento, Dedicación y/o Productividad", en la suma de $ 91.699 (noventa y un mil seiscientos noventa y nueve pesos uruguayos), con destino a financiar lo dispuesto en el inciso anterior.

Artículo 259.- Créanse en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", en el escalafón M "Personal de Servicio Exterior", los siguientes cargos:

ejercicio 2016

3 cargos de Secretario de Tercera

3 cargos de Secretario de Segunda

2 cargos de Secretario de Primera

ejercicio 2017

3 cargos de Secretario de Segunda

2 cargos de Secretario de Primera

Los cargos que se crean se financiarán con la reasignación de los créditos presupuestales de los siguientes objetos del gasto: 042.520 "Compensación especial por cumplir condiciones específicas", en la suma de $ 2.385.142 (dos millones trescientos ochenta y cinco mil ciento cuarenta y dos pesos uruguayos) y 042.720 "Incentivo por Rendimiento, Dedicación y/o Productividad", en la suma de $ 2.370.180 (dos millones trescientos setenta mil ciento ochenta pesos uruguayos), para el ejercicio 2016 y con los objetos del gasto: 042.520 "Compensación especial por cumplir condiciones específicas", en la suma de $ 5.371.730 (cinco millones trescientos setenta y un mil setecientos treinta pesos uruguayos), anuales y 042.720 "Incentivo por Rendimiento, Dedicación y/o Productividad", en la suma de $ 2.446.688 (dos millones cuatrocientos cuarenta y seis mil seiscientos ochenta y ocho pesos uruguayos) anuales, para los ejercicios 2017 a 2019.

Artículo 260.- Increméntase en el Inciso 06 "Ministerio de Relaciones Exteriores", la partida creada por el artículo 341 de la Ley Nº 18.719, de 27 de diciembre de 2010, a partir del ejercicio 2016, en un monto de $ 9.541.953 (nueve millones quinientos cuarenta y un mil novecientos cincuenta y tres pesos uruguayos), anuales, con cargo a la Financiación 1.1 "Rentas Generales", lo que se financiará con los créditos presupuestales de los siguientes objetos del gasto: 095.005 "Fondo p/financiar funciones transitorias y de conducción", en la suma de $ 7.988.641 (siete millones novecientos ochenta y ocho mil seiscientos cuarenta y un pesos uruguayos) y 047.720 "Incentivo por Rendimiento, Dedicación o Productividad", en la suma de $ 1.553.312 (un millón quinientos cincuenta y tres mil trescientos doce pesos uruguayos), anuales.

Artículo 261.- Asígnase en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", una partida anual de $ 4.879.500 (cuatro millones ochocientos setenta y nueve mil quinientos pesos uruguayos), suma que incluye aguinaldo y cargas legales, para el pago de una compensación especial por el desempeño de funciones de mayor responsabilidad y especialización. De dicha partida se destinará la suma de $ 1.951.800 (un millón novecientos cincuenta y un mil ochocientos pesos

uruguayos), para el pago de las compensaciones directamente vinculadas al área de las "Tecnologías de la Información y Comunicación".

Lo dispuesto en el presente artículo se financiará con la reasignación del crédito presupuestal de los objetos del gasto 042.520 "Compensación especial por cumplir condiciones específicas", por la suma de $ 2.959.502 (dos millones novecientos cincuenta y nueve mil quinientos dos pesos uruguayos) y 042.720 "Incentivo por Rendimiento, Dedicación y/o Productividad" por la suma de $ 640.498 (seiscientos cuarenta mil cuatrocientos noventa y ocho pesos uruguayos), anuales. Dichas sumas, más aguinaldo y cargas legales, se reasignarán al objeto del gasto 042.510 "Compensación especial por funciones especiales".

El Poder Ejecutivo reglamentará el pago de la compensación que se crea en el presente artículo, en un plazo de ciento veinte días contados a partir de la vigencia de la presente ley.

Artículo 262.- Créanse en el Inciso 06 "Ministerio de Relaciones Exteriores", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", los siguientes cargos:

Cantidad de cargos	Denominación	Serie	Escalafón	Grado
15	Administrativo	Administrativo	C	1
8	Especialista XIV	Informática	D	1
1	Asesor V	Informática	A	12
1	Asesor III	Informática	A	14
1	Asesor III	Informática	B	14
1	Técnico	Ciencias Económicas	B	15
1	Técnico II	Ciencias Económicas	B	13
1	Técnico II	Técnico en Administración	B	13
1	Técnico II	Técnico en Administración Pública	B	13

Cantidad de cargos	Denominación	Serie	Escalafón	Grado
1	Especialista	Especialista Especializado	D	14
2	Especialista	Especialista Especializado	D	12

Los quince cargos administrativos creados en el presente artículo se destinarán a la atención del servicio de tramitación de solicitudes de residencias permanentes de nacionales de los Estados Parte del Mercado Común del Sur (Mercosur) y sus Estados asociados, que pasó al ámbito del Ministerio de Relaciones Exteriores por el artículo 27 de la Ley N° 18.250, de 6 de enero de 2008, en la redacción dada por el artículo 1° de la Ley N° 19.254, de 28 de agosto de 2014.

Las creaciones dispuestas en este artículo se financiarán con la reasignación de una partida de $ 4.601.412 (cuatro millones seiscientos un mil cuatrocientos doce pesos uruguayos) del objeto del gasto 031.000 "Retribuciones zafrales y temporales" y una partida de $ 1.000.000 (un millón de pesos uruguayos) del objeto del gasto 042.526 "Compensación Especial c/funciones Cancillería A166L18172". A ambas partidas se adicionarán aguinaldo y cargas legales.

Artículo 263.- Transfórmase en la unidad ejecutora 001 "Ministerio de Relaciones Exteriores" del Inciso 06 "Ministerio de Relaciones Exteriores", una función contratada de carácter permanente Denominación Administrativo I, Serie Administrativo, del escalafón C, grado 09 en un cargo presupuestado Denominación Administrativo IX, Serie Administrativo, escalafón C, grado 01. La diferencia retributiva entre la función contratada y el cargo presupuestal, si la hubiera, se mantendrá como compensación personal transitoria, que se absorberá en futuros ascensos o regularizaciones.

La transformación dispuesta en el presente artículo no afectará los derechos previstos por el artículo 45 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 49 del Decreto-Ley N° 15.167, de 6 de agosto de 1981, artículo 280 de la Ley N° 15.809, de 8 de abril de 1986, artículo 33 de la Ley N° 16.134, de 24 de setiembre de 1990, artículo 229 de la Ley N° 16.170, de 28 de diciembre de 1990, artículo 185 de la Ley N° 17.296,

de 21 de febrero de 2001, artículo 191 de la Ley Nº 18.362, de 6 de octubre de 2008 y artículo 347 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 264.- Increméntase en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", Proyecto 973, "Inmuebles", una partida anual de $ 10.000.000 (diez millones de pesos uruguayos), con cargo a la Financiación 1.1 "Rentas Generales", con destino a atender las erogaciones derivadas de obras en edificios de propiedad del Inciso en Uruguay.

La partida autorizada por este artículo se financiará con los créditos presupuestales de los objetos del gasto: 092.000 "Partidas Globales a Distribuir", en la suma de $ 9.067.509 (nueve millones sesenta y siete mil quinientos nueve pesos uruguayos) y 095.002 "Fondo para Contratos Temporales Dcho. Público", en la suma de $ 932.491 (novecientos treinta y dos mil cuatrocientos noventa y un pesos uruguayos).

Artículo 265.- Disminúyese en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", el crédito presupuestal del objeto del gasto 092.000 "Partidas Globales a Distribuir", en la suma de $ 10.000.000 (diez millones de pesos uruguayos).

Artículo 266.- Reasígnase en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", grupo 0 "Servicios Personales", una partida anual de $ 10.000.000 (diez millones de pesos uruguayos), con cargo a la Financiación 1.1 "Rentas Generales", a efectos de atender las erogaciones emergentes de la reestructura organizativa y de puestos de trabajo del Inciso.

La partida autorizada en el presente artículo, se financiará con el crédito presupuestal de los objetos del gasto 099.001 "Partida Proyectada", $ 9.505.808 (nueve millones quinientos cinco mil ochocientos ocho pesos uruguayos), 042.527 "Compensación Negociadores Comerciales", en la suma de $ 492.444 (cuatrocientos noventa y dos mil cuatrocientos cuarenta y cuatro pesos uruguayos) y 042.520 "Compensación especial por cumplir condiciones

específicas" en la suma de $ 1.748 (mil setecientos cuarenta y ocho pesos uruguayos).

Artículo 267.- Disminúyense los créditos presupuestales del Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de Política Exterior", grupo 0 "Servicios Personales", con cargo a la Financiación 1.1 "Rentas Generales" en los siguientes objetos del gasto: 095.002 "Fondo para Contratos Temporales de Dcho. Público", en la suma de $ 8.838.375 (ocho millones ochocientos treinta y ocho mil trescientos setenta y cinco pesos uruguayos) y del 042.527 "Compensación Negociadores Comerciales", $ 1.159.625 (un millón ciento cincuenta y nueve mil seiscientos veinticinco pesos uruguayos).

Artículo 268.- Sustitúyese el artículo 76 de la Ley Nº 12.802, de 30 de noviembre de 1960, en la redacción dada por los artículos 79, de la Ley Nº 13.892, de 19 de octubre de 1970, 42 de la Ley Nº 15.767, de 13 de setiembre de 1985, 171 de la Ley Nº 16.226, de 29 de octubre de 1991, y 135 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 76.- El funcionario del Ministerio de Relaciones Exteriores que sea destinado para ocupar un cargo diplomático de Jefe de Misión Permanente, además de recibir los pasajes para él y su familia hasta la ciudad de destino, tendrá derecho a las siguientes compensaciones:

A) El equivalente a medio mes de sueldo de su cargo presupuestal, por cada miembro de su familia, incluido el funcionario, para equipo de viaje, hasta un máximo de tres, cuando se trate de funcionarios que sean trasladados por primera vez de la República con destino a prestar servicios en una Misión Diplomática Permanente.

B) El equivalente a tres meses de sueldo presupuestal para gastos de alojamiento provisorio y de instalación de la residencia y de las oficinas de la Misión. Esta asignación podrá ser reducida en un 50% (cincuenta por ciento), cuando el edificio en que está alojada la Misión sea propiedad del Estado.

C) El equivalente a un mes de sueldo y gastos de representación equivalente a la de un funcionario grado 6, del escalafón M "Personal del Servicio Exterior", más los beneficios sociales de hogar constituido o asignación familiar, cuando el funcionario los perciba o corresponda percibirlos en virtud de la asignación de funciones en el exterior, por los gastos relacionados con la mudanza. Esta compensación se liquidará cuando los funcionarios sean destinados a cumplir funciones en el exterior, cuando se dispongan traslados o cuando regresen definitivamente a la República.

D) Por concepto de exceso de equipaje, el reembolso del importe correspondiente a una valija por el Jefe de Misión y otra por cada uno de los miembros de su familia cuando corresponda.

E) Por el reembolso de los gastos de despacho aduanero, cuando corresponda.

Cuando los funcionarios sean trasladados en el exterior o nuevamente desde la República, para ocupar un cargo en el exterior, tendrán derecho a las compensaciones previstas en los literales B), C), D) y E), del inciso anterior. Cuando los funcionarios retornen definitivamente a la República, tendrán derecho a las compensaciones dispuestas en los literales C), D) y E).

Las compensaciones dispuestas en los literales A), B) y C), se liquidarán de conformidad a lo establecido en el artículo 63 de la Ley Nº 12.801, de 30 de noviembre de 1960, en la redacción dada por el artículo 41 de la Ley Nº 16.002, de 25 de noviembre de 1988".

Artículo 269.- Sustitúyese el artículo 77 de la Ley Nº 12.802, de 30 de noviembre de 1960, en la redacción dada por el artículo 43 de la Ley Nº 15.767, de 13 de setiembre de 1985, por el siguiente:

"ARTÍCULO 77.- Los demás funcionarios del Ministerio de Relaciones Exteriores que sean destinados a prestar servicios en una Misión Diplomática Permanente o en una Oficina Consular, además de recibir

los pasajes para ellos y su familia desde la capital de la República hasta la ciudad de destino, tendrán derecho a las siguientes compensaciones:

A) El equivalente a medio mes de sueldo de su cargo presupuestal, por cada miembro de su familia, incluido el funcionario, hasta un máximo de tres, para equipo de viaje, cuando se trate de funcionarios que salgan por primera vez de la República destinados a prestar servicios en el exterior.

B) El equivalente a dos meses del sueldo presupuestal del funcionario, para alojamiento provisorio e instalación de su casa en el lugar de su destino.

C) El equivalente a un mes de sueldo y gastos de representación equivalente a la de un funcionario escalafón M "Personal del Servicio Exterior", grado 6, más los beneficios sociales de hogar constituido o asignación familiar, cuando el funcionario los perciba o corresponda percibirlos en virtud de la asignación de funciones en el exterior, por los gastos relacionados con la mudanza.

D) Por concepto de exceso de equipaje, el reembolso del importe correspondiente a una valija por el funcionario y otra por cada uno de los miembros de su familia, cuando corresponda.

E) Por concepto de reembolso de los gastos de despacho aduanero, cuando corresponda.

Cuando los funcionarios sean trasladados en el exterior o salgan nuevamente de la República a ocupar un cargo en el exterior, tendrán derecho a las compensaciones dispuestas en los literales B), C), D) y E). Cuando los funcionarios retornen definitivamente a la República, tendrán derecho a las compensaciones dispuestas en los literales C), D) y E).

Las compensaciones dispuestas en los literales A), B) y C), se liquidarán de conformidad a lo establecido en el artículo 63 de la Ley Nº 12.801, de 30 de noviembre de 1960, en la redacción dada por el artículo 41 de la Ley Nº 16.002, de 25 de noviembre de 1988".

Artículo 270.- Derógase el artículo 78 de la Ley Nº 12.802, de 30 de noviembre de 1960.

Artículo 271.- Sustitúyese el artículo 84 de la Ley Nº 12.802, de 30 de noviembre de 1960, en la redacción dada por el artículo 132 de la Ley Nº 13.318, de 28 de diciembre de 1964, por el siguiente:

"ARTÍCULO 84.- No se concederán pasajes sin la previa aprobación, por el Ministerio de Relaciones Exteriores, de los presupuestos respectivos, que no podrán ser menos de tres, salvo impedimento justificado.

Dentro de los treinta días de su llegada al lugar de destino o de su arribo a la República, en su caso, los funcionarios deberán enviar al Ministerio de Relaciones Exteriores los comprobantes de la inversión de las sumas otorgadas para pasajes.

Se suspenderá el pago de los sueldos a los omisos, hasta alcanzar el monto correspondiente a la suma objeto de rendición de cuentas, en caso de no dar cumplimiento a lo dispuesto en el inciso anterior".

Artículo 272.- Sustitúyese el inciso quinto, con los literales A) y B), del artículo 45 del Decreto-Ley Nº 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 49 del Decreto-Ley Nº 15.167, de 6 de agosto de 1981, artículo 280 de la Ley Nº 15.809, de 8 de abril de 1986, artículo 33 de la Ley Nº 16.134, de 24 de setiembre de 1990, artículo 229 de la Ley Nº 16.170, de 28 de diciembre de 1990, artículo 185 de la Ley Nº 17.296, de 21 de febrero de 2001, artículo 191 de la Ley Nº 18.362, de 6 de octubre de 2008, y artículo 347 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"No obstante, tendrán derecho además del pago de los pasajes de ida y de regreso, a las compensaciones establecidas en el artículo 77 de la Ley Nº 12.802, de 30 de noviembre de 1960 y sus modificativas, en las condiciones allí establecidas".

INCISO 07
MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA

Artículo 273.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", la unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", con los siguientes cometidos:

A) Coordinar y ejecutar las políticas en materia de sistemas de control zoosanitario y fitosanitario, respecto de personas, equipajes, bultos y vehículos, que ingresan al país por cualquier medio de transporte marítimo, fluvial, terrestre o aéreo.

B) Asesorar al Ministro y a las unidades ejecutoras del Ministerio y articular con la institucionalidad agropecuaria, en materia de barreras sanitarias, inocuidad alimentaria y organismos vivos genéticamente modificados, sin perjuicio de los cometidos y atribuciones que correspondan a otros Incisos.

C) Diseñar protocolos de evaluación del riesgo referente a sanidad animal y vegetal, de procesos para evitar que se introduzcan en el territorio nacional, animales vivos o vegetales o productos, subproductos y derivados de origen animal o vegetal, en contravención a las disposiciones sanitarias y fitosanitarias vigentes, e inocuidad alimentaria, sin perjuicio de los cometidos y atribuciones que correspondan a otros Incisos.

El Poder Ejecutivo, a propuesta del Ministerio de Ganadería, Agricultura y Pesca, reglamentará el presente artículo, dentro de los ciento ochenta días siguientes a la promulgación de la presente ley, reasignando créditos presupuestales, recursos y puestos de trabajo correspondientes al Inciso 07.

Artículo 274.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria" el cargo de Director General de Control de Inocuidad Alimentaria, con carácter de particular confianza, cuya remuneración se regirá por el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

A efectos de financiar la creación dispuesta en el inciso anterior, reasígnase en la unidad ejecutora 001 "Dirección General de Secretaría", Financiación 1.1 "Rentas Generales", objeto del gasto 095.002 "Fondo para Contratos Temporales Derecho Público", un importe de $ 1.824.559 (un millón ochocientos veinticuatro mil quinientos cincuenta y nueve pesos uruguayos), a la unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", en los objetos correspondientes.

Artículo 275.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", a contratar un Gerente en Inocuidad, un Gerente en Bioseguridad y un Gerente en Barreras Sanitarias, quienes deberán acreditar idoneidad suficiente de acuerdo a las tareas a desempeñar, por un plazo de un año, renovable no más allá del período de gobierno, previa suscripción de un compromiso de gestión aprobado por el jerarca y sujeto a evaluación anual.

Las personas contratadas no adquirirán la calidad de funcionarios públicos. Si la contratación recayere en funcionarios públicos, podrán optar por el régimen que se establece en el presente artículo, manteniendo la reserva del cargo en su oficina de origen, de acuerdo con el régimen previsto en el artículo 21 de la Ley Nº 17.930, de 19 de diciembre de 2005.

El monto de cada contrato individual, no podrá superar el equivalente a $ 94.811 (noventa y cuatro mil ochocientos once pesos uruguayos) por todo concepto, ajustándose en la misma oportunidad y porcentaje que se disponga para los funcionarios de la Administración Central.

Las contrataciones previstas en la presente norma, serán financiadas con créditos presupuestales de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios", Financiación 1.1 "Rentas Generales", objeto del gasto 095.002

"Fondo para Contratos Temporales" por $ 4.626.303 (cuatro millones seiscientos veintiséis mil trescientos tres pesos uruguayos), incluido aguinaldo y cargas legales.

Artículo 276.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", un cargo de Coordinador de Inocuidad en el escalafón A, grado 14.

La creación dispuesta en el inciso anterior, se financiará con cargo al grupo 0 "Servicios Personales" de la unidad ejecutora 001 "Dirección General de Secretaría", Financiación 1.1 "Rentas Generales", objeto del gasto 095.002 "Fondo Para Contratos Temporales Derecho Público", la suma de $ 1.387.876 (un millón trescientos ochenta y siete mil ochocientos setenta y seis pesos uruguayos), que incluye aguinaldo y cargas legales.

La Contaduría General de la Nación reasignará los créditos correspondientes para dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 277.- Sustitúyese el inciso primero del artículo 140 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

> "ARTÍCULO 140.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" a otorgar compensaciones por realizar un régimen especial de trabajo, en actividades vinculadas a los servicios de control, inspección, vigilancia epidemiológica, análisis, verificación y certificación sanitaria, incluidos el control de equipajes, pasajeros y vehículos, realizadas por las unidades ejecutoras 004 "Dirección General de Servicios Agrícolas", 005 "Dirección General de Servicios Ganaderos" y 009 "Dirección General de Control de Inocuidad Alimentaria", que se ejecuten en cumplimiento de los cometidos sustantivos asignados, en función de las necesidades del servicio".

Artículo 278.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" a través de la unidad ejecutora 005 "Dirección General de Servicios Ganaderos", programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", a certificar desde el punto de vista sanitario, higiénico sanitario y de

calidad, los animales y productos de origen animal provenientes de sistemas de gestión de bioseguridad sanitaria, de acuerdo a lo dispuesto por las normas nacionales, normas y recomendaciones internacionales y exigencias de los mercados de exportación.

A dichos efectos, la Dirección General de Servicios Ganaderos, establecerá las condiciones, requisitos y oportunidades de la habilitación sanitaria y el registro de predios destinados a la implantación de sistemas de gestión de bioseguridad sanitaria.

El Poder Ejecutivo reglamentará este artículo, dentro de los ciento ochenta días de la entrada en vigencia de la presente ley.

Artículo 279.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001 "Dirección General de Secretaría," el Sistema Nacional de Información Agropecuaria (SNIA), con los siguientes cometidos:

A) Interoperar los diferentes sistemas de información y registros del Ministerio con el objetivo de su integración en un sistema.

B) Articular el relacionamiento interno de todas las dependencias del Ministerio e instituciones vinculadas al sector agropecuario respecto del intercambio de datos e información.

C) Crear el Registro Único de Productores, el cual deberá interoperar, sistematizar y estandarizar todos los registros existentes y a crearse en el Ministerio de Ganadería, Agricultura y Pesca.

D) Cumplir los demás deberes y atribuciones que establezcan las leyes y reglamentos.

Artículo 280.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", el Registro Nacional Frutihortícola, que funcionará en el ámbito de la unidad ejecutora 006 "Dirección General de la Granja". En este registro deberá inscribirse, toda persona física o jurídica, institución pública o privada, cualquiera sea su naturaleza jurídica, que destine su producción a la

comercialización interna o externa. La inscripción tendrá carácter gratuito y obligatorio.

Serán aplicables, en caso de comprobarse infracciones a lo dispuesto precedentemente, las sanciones previstas en el artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por los artículos 385 de la Ley Nº 18.719, de 27 de diciembre de 2010 y 129 de la Ley Nº 18.996, de 7 de noviembre de 2012.

La inscripción deberá realizarse antes del 1º de enero de 2017 para quienes a la fecha de la presente ley estén en actividad y en un plazo de trescientos sesenta días para aquellos productores que inicien sus actividades luego del 1º de enero de 2016.

Artículo 281.- Increméntanse en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 007 "Dirección General de Desarrollo Rural", programa 322 "Cadenas de valor motores de crecimiento", Financiación 2.1 "Endeudamiento Externo", el Proyecto 745 "Desarrollo rural sustentable y empleo en cadenas de valor" por la suma de $ 30.000.000 (treinta millones de pesos uruguayos) y el Proyecto 749 "Fortalecimiento, competitividad y desarrollo rural sostenible" por la suma de $ 10.000.000 (diez millones de pesos uruguayos), con la finalidad de atender la calidad del agua, en forma inicial y prioritariamente de la Cuenca del Río Santa Lucía.

Artículo 282.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", en las unidades ejecutoras 001 "Dirección General de Secretaría", 006 "Dirección General de la Granja" y 007 "Dirección General de Desarrollo Rural", el Proyecto 121 "Igualdad de Género".

Reasígnanse en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" las siguientes partidas:

U.E.	Programa	F.F.	Proyecto	O.G.	2016	2017	2018	2019
001	320	1.1	000	299.000	-50.000	-50.000	-50.000	-50.000
006	323	1.1	000	199.000	-50.000	-50.000	-50.000	-50.000
007	322	1.2	000	299.000	-1.800.000	-600.000	-1.800.000	-600.000

U.E.	Programa	F.F.	Proyecto	O.G.	2016	2017	2018	2019
001	320	1.1	121	299.000	50.000	50.000	50.000	50.000
006	323	1.1	121	199.000	50.000	50.000	50.000	50.000
007	322	1.2	121	299.000	1.800.000	600.000	1.800.000	600.000

Artículo 283.- Transfiérese la Comisión Nacional Honoraria de Bienestar Animal del Inciso 11 "Ministerio de Educación y Cultura" al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca".

El Poder Ejecutivo determinará los créditos presupuestales, recursos materiales y financieros asignados a la mencionada Comisión, que serán transferidos al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca".

Artículo 284.- Todas aquellas referencias legales o reglamentarias a la Comisión Nacional Honoraria de Bienestar Animal como organismo desconcentrado del Ministerio de Educación y Cultura, se deberán entender efectuadas a la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal, como organismo desconcentrado del Ministerio de Ganadería, Agricultura y Pesca.

El Poder Ejecutivo reglamentará los cometidos y la estructura organizativa de la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal, incluyendo un nuevo modelo de gestión, integración y gerenciamiento, dando cuenta a la Asamblea General.

Artículo 285.- Sustitúyese el artículo 14 de la Ley Nº 18.471, de 27 de marzo de 2009, por el siguiente:

> "ARTÍCULO 14.- Créase la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal, como organismo desconcentrado dependiente del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", que se integrará por: un representante del Ministerio de Ganadería, Agricultura y Pesca, que la presidirá; un representante del Ministerio de Salud Pública; un representante del Ministerio del Interior y un representante del Congreso de Intendentes. En caso de empate, para la toma de decisiones, el Presidente tendrá doble voto".

Artículo 286.- Sustitúyese el artículo 16 de la Ley Nº 18.471, de 27 de marzo de 2009, por el siguiente:

"ARTÍCULO 16.- Son cometidos de la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal, los siguientes:

A) Asesorar al Poder Ejecutivo sobre las políticas y los programas que estime necesarios para el cumplimiento de los fines previstos en la presente ley, disposiciones complementarias, concordantes y modificativas.

B) Planificar, organizar, dirigir, evaluar y colaborar en la ejecución de los programas que se coordinen con el Poder Ejecutivo.

C) Articular y coordinar sus planes y programas con otros organismos públicos, pudiendo conformar o integrar para ello comisiones o grupos de trabajo.

D) Organizar, dirigir y coordinar las campañas o los programas de información, educación pública y difusión para la protección de los animales en su vida y bienestar y la tenencia responsable de animales.

E) Realizar o fomentar investigaciones y estudios relacionados con la situación de los animales, su comportamiento y su protección.

F) Recibir y diligenciar las denuncias sobre actos de maltrato y abandono de animales, sin perjuicio de actuar de oficio cuando corresponda, pudiendo requerir la intervención del Ministerio del Interior, autoridades sanitarias y judiciales competentes.

G) Proponer al Ministerio de Ganadería, Agricultura y Pesca la creación y organización de sistemas de identificación y registro de animales para la consecución de los fines y cometidos asignados a la Comisión, sin perjuicio de aquellos sistemas de registro que ya se encuentren consagrados en la normativa legal

y reglamentaria vigente al momento de aprobación de la presente ley.

H) Ejecutar, en coordinación con el Ministerio de Ganadería, Agricultura y Pesca, y demás organismos públicos competentes, las acciones conducentes a la adecuación y optimización de los sistemas de identificación y registro de los animales que disponga la reglamentación.

I) Disponer y ejecutar, cuando a su juicio correspondieren, las acciones conducentes a la limitación de la reproducción de los animales de compañía, procediendo para tal fin a su esterilización, a la aplicación de otros medios no eutanásicos o a la realización de campañas de adopción de animales abandonados por parte de tenedores responsables. Lo dispuesto es sin perjuicio de lo establecido en el numeral 3) del literal B) del artículo 12 de esta ley.

J) Mantener controlado el número de animales de compañía, organizando, controlando y supervisando las campañas de identificación o registro de los mismos.

K) Concertar acuerdos con organismos nacionales y proponer acuerdos internacionales, previa aprobación por el Poder Ejecutivo, a fin de dar mayor difusión y eficacia a las campañas que se lleven a cabo para la consecución de los fines previstos en esta ley.

L) Informar al Poder Ejecutivo en materia de compromisos internacionales concernientes a los animales y otros temas que disponga la reglamentación, velando por el cumplimiento de los mismos.

M) Coordinar y supervisar la actuación de Comisiones Regionales, Departamentales o Municipales, reglamentando en todos los casos su funcionamiento, pudiendo delegar funciones en las mismas.

Los cometidos asignados a la Comisión no excluyen otros que hubiesen sido asignados a la Comisión Nacional Honoraria de Bienestar Animal, siempre que no contradigan lo dispuesto en la presente ley".

Artículo 287.- Créase un Consejo Consultivo de la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal, dependiente del Ministerio de Ganadería, Agricultura y Pesca, con la siguiente integración: un delegado de la Universidad de la República; un delegado de la Administración Nacional de Educación Pública; un delegado designado por el Poder Ejecutivo a propuesta de las organizaciones representativas de los empresarios rurales; un delegado designado por el Poder Ejecutivo a propuesta de las organizaciones honorarias no gubernamentales protectoras de animales con personería jurídica; un delegado de la Sociedad de Medicina Veterinaria del Uruguay y un integrante de la Comisión Nacional Asesora Honoraria para la Seguridad Rural.

El Consejo Consultivo tendrá los siguientes cometidos:

A) Asesorar a la Comisión.

B) Sugerir campañas de difusión o proyectos de investigación, aconsejando a la Comisión para su aprobación.

C) Coordinar, cuando así lo disponga la Comisión, actividades de difusión.

El Poder Ejecutivo aprobará la reglamentación que establecerá el funcionamiento y la organización del Consejo Consultivo, pudiendo modificar la integración del mismo.

Artículo 288.- Créase la Comisión Asesora en materia de Zoonosis, Tenencia Responsable y Bienestar Animal, que funcionará en el ámbito del Ministerio de Ganadería, Agricultura y Pesca, la que tendrá cinco integrantes: uno designado por el Poder Ejecutivo a propuesta de las Comisiones de Zoonosis y Bienestar Animal que la presidirá, dos representantes de la

Comisión Honoraria de Zoonosis y dos representantes de la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal.

La Comisión Asesora tendrá los siguientes cometidos:

A) Proponer acciones, planes y programas ante la Comisión Nacional Honoraria de Zoonosis y la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal.

B) Proponer estrategias públicas en materia de zoonosis y enfermedades trasmitidas por los vectores; protección de los animales en su vida y bienestar; registro, identificación y tenencia responsable de animales, para ponerlas a consideración de ambas comisiones.

C) Analizar y evaluar los programas y planes que desarrollen, en conjunto, la Comisión Nacional Honoraria de Zoonosis y la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal.

D) Establecer comisiones o grupos de trabajo para el desarrollo y cumplimiento coordinado de objetivos concretos de la Comisión Nacional Honoraria de Zoonosis y la Comisión Nacional Honoraria de Tenencia Responsable y Bienestar Animal.

Artículo 289.- Autorízase al Ministerio de Ganadería, Agricultura y Pesca, a transferir las competencias de la Asesoría Estadísticas Agropecuarias, a la Asesoría Oficina de Programación y Política Agropecuaria, manteniéndose los cometidos, funciones, recursos y atribuciones asignados.

Artículo 290.- Créase en el Inciso 07, "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 005 "Dirección General de Servicios Ganaderos", la Unidad Coordinadora de Sanidad e Inocuidad Avícola, que tendrá los siguientes cometidos:

A) Desarrollar un programa estratégico integral en materia de sanidad e inocuidad de las aves y sus productos, que abarque el sector

productivo, de intermediación e industrialización con destino al mercado interno y la exportación.

B) Implementar el fortalecimiento de programas de vigilancia epidemiológica para enfermedades de importancia en el comercio internacional, con impacto en la producción avícola y la salud pública, y de los programas de control microbiológico y residuos biológicos.

C) Considerar y proponer las estrategias de control y erradicación de dichas enfermedades, realizando las coordinaciones multidisciplinarias institucionales e interinstitucionales necesarias para planificar las acciones.

D) Proponer los procedimientos de certificación higiénico-sanitaria en establecimientos de producción, intermediación, faena e industrialización de aves y sus productos cuyo control corresponde a la competencia de la unidad ejecutora, incluyendo los requisitos y condiciones de certificación para el sector público y profesión veterinaria de libre ejercicio.

E) Coordinar las actividades de control y certificación con el Sistema Nacional de Información Ganadera.

Artículo 291.- Autorízase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 005 "Dirección General de Servicios Ganaderos", a establecer para todas las plantas de incubación, los establecimientos avícolas de reproducción, de producción de aves de engorde y de producción de huevos con fines comerciales; empresas de intermediación comercial de aves vivas, tenedores de aves sin granja, establecimientos de faena de aves, e importadores y exportadores de aves y huevos que operen en el territorio nacional, la obligación de mantener actualizados los datos del Registro Avícola del Sistema de Monitoreo Avícola, los cuales tendrán el carácter de declaración jurada.

Déjase sin efecto la exigencia de presentación de las declaraciones juradas periódicas de existencias y movimientos de lotes de aves y huevos ante la División Contralor de Semovientes.

Sustitúyese la Guía de Tránsito Avícola, por la impresión del remito generado por el sistema informático, para los movimientos de lotes ingresados al Sistema de Monitoreo Avícola.

Serán aplicables, en caso de comprobarse infracciones a lo dispuesto precedentemente, las sanciones previstas en el artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por los artículos 385 de la Ley Nº 18.719, de 27 de diciembre de 2010 y 129 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Artículo 292.- Las competencias, funciones y cometidos asignados por las normas legales vigentes a la Dirección General de Servicios Ganaderos, a la Dirección Nacional de Contralor de Semovientes, Marcas, Señales y Frutos del País y a la División de Contralor de Semovientes, se distribuirán de la siguiente manera:

A) Las competencias registrales pasarán a la unidad ejecutora 001 "Dirección General de Secretaría" a través del Sistema Nacional de Identificación Ganadera en coordinación con el Sistema Nacional de Información Agropecuaria.

B) Las competencias inspectivas y de fiscalización permanecerán en la unidad ejecutora 005 "Dirección General de Servicios Ganaderos".

El Poder Ejecutivo reglamentará las competencias, funciones y cometidos de cada una de las unidades ejecutoras antes mencionadas, en el marco de lo dispuesto en este artículo, en el plazo de ciento ochenta días siguientes a la promulgación de la presente ley.

Artículo 293.- Sustitúyese el inciso primero del artículo 180 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 180.- Establécese un sistema de control zoosanitario y fitosanitario de todas las personas, equipajes, bultos y vehículos, que ingresan al país por los puntos de ingreso autorizados, en cualquier medio de transporte marítimo, fluvial, terrestre o aéreo, que será competencia de la unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", de acuerdo con los criterios técnicos elaborados por las unidades ejecutoras 002 "Dirección Nacional de Recursos Acuáticos"; 004 "Dirección General de Servicios Agrícolas" y 005 "Dirección General de Servicios Ganaderos" del mismo Inciso.

Reasígnanse los créditos presupuestales y los recursos humanos correspondientes de las unidades ejecutoras 004 y 005 a la unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", así como las atribuciones para el cumplimiento de sus fines, en la forma que establezca la reglamentación a ser aprobada por el Poder Ejecutivo, a propuesta del Ministerio de Ganadería, Agricultura y Pesca".

Artículo 294.- Reasígnase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001 "Dirección General de Secretaría" la suma de $ 5.000.000 (cinco millones de pesos uruguayos), incluido aguinaldo y cargas legales, del grupo 0 "Servicios Personales", objeto del gasto 095.005 "Fondo p/financiar funciones transitorias y de conducción", Financiación 1.1 "Rentas Generales", con destino al pago por concepto de nocturnidad a los funcionarios que se encuentren dentro de dicho régimen.

Artículo 295.- Créase en la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", una compensación por compromisos de gestión de $ 2.763.461 (dos millones setecientos sesenta y tres mil cuatrocientos sesenta y un pesos uruguayos) incluido aguinaldo y cargas legales, que se financiará parcialmente reasignando créditos del objeto del gasto 095.005 "Fondo para Financiar Funciones Transitorias y de Conducción".

El mismo se abonará al personal que cumpla efectivamente funciones en el organismo, cualquiera sea su vínculo funcional, condicionado al

cumplimiento de metas anuales de desempeño, de acuerdo a la reglamentación que dicte el Poder Ejecutivo a propuesta del Ministerio de Ganadería, Agricultura y Pesca.

Artículo 296.- Sustitúyese el inciso segundo del artículo 182 de la Ley Nº 18.172, de 31 de agosto de 2007, por los siguientes:

> "Créase en dicha Unidad el cargo de "Director Nacional de Descentralización y Coordinación Departamental", de particular confianza, comprendido en el literal C) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986.
>
> A tales efectos, disminúyese en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios", Financiación 1.1 "Rentas Generales", el objeto del gasto 095.002 "Fondo para Contratos Temporales de Derecho Público" en $ 95.720 (noventa y cinco mil setecientos veinte pesos uruguayos), incluidos aguinaldo y cargas legales".

Artículo 297.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001 "Dirección General de Secretaría", a contratar diecinueve Directores Departamentales, los que deberán acreditar idoneidad suficiente de acuerdo a las tareas a desempeñar en el marco de la Ley Nº 18.126, de 12 de mayo de 2007 y del artículo 182 de la Ley Nº 18.172, de 31 de agosto de 2007, por un plazo de un año, renovable no más allá del período de gobierno, previa suscripción de un compromiso de gestión aprobado por el jerarca y sujeto a evaluación anual.

Las personas comprendidas en la situación precitada no adquirirán la calidad de funcionarios públicos. Cuando la contratación recayere en funcionarios públicos, podrán estos optar por el régimen que se establece en el presente artículo, manteniendo la reserva del cargo de su oficina de origen, de acuerdo con el régimen previsto en el artículo 21 de la Ley Nº 17.930, de 19 de diciembre de 2005.

El monto de cada contrato individual no podrá superar la suma de $ 59.000 (cincuenta y nueve mil pesos uruguayos), a valores del 1º de enero de 2015, por todo concepto, ajustándose en la misma oportunidad y porcentaje que se disponga para los funcionarios de la Administración Central.

Las contrataciones previstas en este artículo se financiarán con créditos presupuestales existentes en el grupo 0 "Servicios Personales", de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", de acuerdo al siguiente detalle:

A) $ 15.301.885 (quince millones trescientos un mil ochocientos ochenta y cinco pesos uruguayos) incluido aguinaldo y cargas legales, del objeto del gasto 092.000 "Partidas globales a Distribuir".

B) $ 2.931.180 (dos millones novecientos treinta y un mil ciento ochenta pesos uruguayos) incluido aguinaldo y cargas legales, del objeto del gasto 095.002 "Fondo para Contratos Temporales de Derecho Público".

La Contaduría General de la Nación efectuará las reasignaciones que correspondan para dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 298.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 002 "Dirección Nacional de Recursos Acuáticos" (DINARA) a determinar oficialmente las enfermedades de los animales acuáticos de importancia económica presentes en el país y las enfermedades reglamentadas bajo programa sanitario. Las enfermedades que se incluyan en esta última categoría deberán cumplir con las definiciones de enfermedades bajo programa sanitario que establezca la DINARA siguiendo las recomendaciones de la "Organización Mundial de Sanidad Animal".

Todo reporte sobre presencia en el país de nuevas enfermedades deberá ser comunicado a la DINARA en la forma y bajo las condiciones que establezca la reglamentación.

Artículo 299.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 002 "Dirección Nacional de Recursos Acuáticos" (DINARA), una tasa de hasta 5.000 UI (cinco mil unidades indexadas) que gravará cada solicitud de ingreso a puertos de la República presentada por parte de buques o embarcaciones de bandera extranjera utilizados para la pesca, para actividades de apoyo o relacionadas con la misma, por la intervención que le compete a la citada Dirección Nacional en el control e inspección de tales buques o embarcaciones, en cumplimiento de acuerdos internacionales. En el caso de trasbordos en altamar, la tasa deberá ser abonada tanto por el buque que recibe la donación como por cada buque donante, aunque estos últimos no entren a puerto, en cuyo caso estará exonerado el buque receptor del pago de la misma.

En todos los casos, una vez abonada la tasa, estarán exentos de abonar nuevamente la misma en caso de retornar a puerto dentro de los quince días de haber partido, y siempre que el retorno sea por razones ajenas a la intervención de DINARA.

El Poder Ejecutivo a propuesta del Ministerio de Ganadería, Agricultura y Pesca determinará el monto de la tasa, cuyo producido se destinará a financiar gastos de funcionamiento e inversión de la Dirección Nacional de Recursos Acuáticos (DINARA).

Artículo 300.- Sustitúyese el inciso tercero del artículo 19 de la Ley Nº 19.175, de 20 de diciembre de 2013, por el siguiente:

> "La Dirección Nacional de Recursos Acuáticos, previo dictamen de sus cuerpos técnicos, podrá dejar sin efecto las prohibiciones establecidas en este artículo".

Artículo 301.- Agrégase como inciso segundo del artículo 80 de la Ley Nº 19.175, de 20 de diciembre de 2013, el siguiente:

> "Corresponderá aplicar la sanción de apercibimiento siempre que el infractor carezca de antecedentes en la comisión de infracciones de la misma naturaleza y estas sean calificadas como leves".

Artículo 302.- Los procedimientos administrativos en trámite, a la fecha de entrada en vigencia de la Ley Nº 19.175, de 20 de diciembre de 2013, por infracciones contra las disposiciones de la Ley Nº 13.833, de 29 de diciembre de 1969, serán resueltos de acuerdo a las citadas normas y a lo establecido por el artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996 y modificativas.

Artículo 303.- Los planes de uso y manejo de suelos serán elaborados por ingenieros agrónomos acreditados ante el Ministerio de Ganadería, Agricultura y Pesca, quienes presentarán los mismos bajo su firma. Dichos profesionales serán responsables de los datos ingresados así como del contenido de los mismos, siendo aplicables las disposiciones de los incisos tercero y cuarto del artículo 139 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Artículo 304.- El plan de uso y manejo de suelos presentado ante el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 003 "Dirección de Recursos Naturales", deberá ser cumplido, aun cuando cambie la titularidad del predio o la explotación, salvo que se presente un nuevo plan en las condiciones establecidas en el numeral 9) del artículo 3º del Decreto-Ley Nº 15.239, de 23 de diciembre de 1981. La División Suelos y Aguas de dicha unidad ejecutora brindará a solicitud de quien acredite fehacientemente el nuevo vínculo jurídico con el predio, la información existente respecto a los planes presentados.

Artículo 305.- Sustitúyese el artículo 2º de la Ley Nº 18.564, de 11 de setiembre de 2009, por el siguiente:

"ARTÍCULO 2º.- La División Servicios Jurídicos del Ministerio de Ganadería, Agricultura y Pesca, en el ejercicio de sus potestades sancionatorias desconcentradas, cuando se trate de incumplimiento a las normas que regulan el uso y el manejo de los suelos y de las aguas, podrá aplicar las siguientes sanciones:

A) Apercibimiento. Cuando el infractor carezca de antecedentes en la comisión de infracciones de la misma naturaleza y estas sean calificadas como leves, deberá preceptivamente aplicarse la sanción de apercibimiento, sin perjuicio de los decomisos que correspondan.

B) Multa que será fijada entre 10 UR (diez unidades reajustables) y 10.000 UR (diez mil unidades reajustables).

En caso que la misma sea aplicada contra un propietario de inmuebles que no lo estuviere explotando en forma directa, a los efectos de la graduación de la multa se tendrá en cuenta la conducta de este en relación al control que hubiere efectuado en cuanto al manejo de los suelos y de las aguas.

C) Suspensión por hasta un año de habilitaciones, permisos o autorizaciones para la actividad respectiva".

Artículo 306.- Sustitúyese el inciso primero del artículo 175 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 175.- Los productos fitosanitarios (plaguicidas), los fertilizantes, las enmiendas, agentes biológicos, los granos de cereales y oleaginosas, las frutas, hortalizas y los alimentos para animales que, según corresponda, se sinteticen, obtengan, fabriquen, produzcan, formulen, elaboren, apliquen, utilicen, ensayen, experimenten, comercialicen, liberen, introduzcan o egresen del territorio de jurisdicción nacional bajo cualquier régimen, podrán ser sometidos por la unidad ejecutora 004 "Dirección General de Servicios Agrícolas" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a un proceso mediante el cual se evalúen datos científicos completos y se realicen los ensayos o análisis necesarios para demostrar que cuando se emplean de conformidad con las instrucciones para su uso, son eficaces a los fines propuestos y no representan riesgos indebidos para la salud humana, animal, vegetal y el ambiente".

Artículo 307.- Sustitúyense los numerales 1) y 2) del artículo 176 de la Ley Nº 19.149, de 24 de octubre de 2013, por los siguientes:

"1) Determinar los procesos de evaluación que corresponda aplicar para cada uno de los productos fitosanitarios, fertilizantes, enmiendas, agentes biológicos, granos de cereales y oleaginosas,

frutas, hortalizas y alimentos para animales y las autorizaciones, registros, certificaciones, habilitaciones o acreditaciones a que quedarán sujetos atendiendo a las características y niveles de riesgo de los productos involucrados.

2) Establecer y publicar los requisitos, condiciones, plazos y procedimientos técnico-administrativos que se deberán cumplir para solicitar y obtener las autorizaciones, inscripciones, certificaciones, acreditaciones o habilitaciones previstas en el artículo anterior, incluso, cuando corresponda, la certificación de las condiciones necesarias con el fin de garantizar la inocuidad y calidad de los productos que se destinen al mercado interno o la exportación, teniendo especialmente en cuenta las normas, directrices y recomendaciones emitidas en el marco de acuerdos regionales o internacionales ratificados por el país y en concordancia con las disposiciones legales vigentes en materia de salud humana, animal, vegetal y de protección ambiental".

Artículo 308.- Sustitúyese el artículo 178 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 178.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a través de la unidad ejecutora 004 "Dirección General de Servicios Agrícolas", a:

1) Determinar los procesos y requisitos para la inscripción en el Registro General de Operadores de Alimentos para Animales que incluirá entre otras características, y según corresponda, el equipamiento, y las capacidades de producción y de acopio.

2) Instrumentar la presentación de declaraciones juradas periódicas o puntuales de producción, existencias y uso de insumos para la producción, ventas o uso de alimentos, existencias, análisis y muestreos de alimentos, a ser presentadas según corresponda por los elaboradores, distribuidores, vendedores importadores y exportadores, así como laboratorios de análisis de alimentos

para animales inscriptos en el Registro General de Operadores de Alimentos para Animales.

El registro de productos, la elaboración para comercializar y el autoconsumo, almacenamiento, distribución, venta, importación, exportación, análisis y muestreo de alimentos para animales o sus insumos, solo podrán efectuarse por quienes se hayan inscripto en el Registro General de Operadores de Alimentos para Animales que a tales efectos llevará la Dirección General de Servicios Agrícolas.

Los datos aportados en la declaración individual serán considerados de carácter reservado. El Ministerio de Ganadería, Agricultura y Pesca divulgará los datos estadísticos obtenidos que se consideren relevantes y que propicien una mayor transparencia del mercado, pudiendo a esos efectos, realizar publicaciones mensuales y periódicas.

Las infracciones a lo precedentemente dispuesto, serán sancionadas de conformidad con lo previsto en el artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996 y sus modificativas, sin perjuicio de la suspensión preventiva de los registros prevista en el artículo 144 de la Ley Nº 13.835, de 7 de enero de 1970, en la redacción dada por el artículo 134 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Los registrantes, elaboradores, importadores y exportadores de alimentos para animales deberán desarrollar su actividad bajo la responsabilidad técnica de un profesional ingeniero agrónomo o doctor en veterinaria".

Artículo 309.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 004 "Dirección General de Servicios Agrícolas", a controlar la exigencia que tienen las empresas comercializadoras de productos fitosanitarios de contar con un profesional ingeniero agrónomo como Director Técnico en su actividad.

Artículo 310.- Sustitúyese el literal B) del inciso cuarto del artículo 383 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"B) Los reintegros o devoluciones de los apoyos recibidos por los beneficiarios a través del financiamiento de planes y proyectos de desarrollo rural".

Artículo 311.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 007 "Dirección General de Desarrollo Rural", el Registro de Productores Familiares el que tendrá por finalidad registrar y administrar las declaraciones juradas realizadas por los productores o productoras familiares de acuerdo a las definiciones establecidas por el Ministerio de Ganadería, Agricultura y Pesca. El Ministerio de Ganadería, Agricultura y Pesca determinará el contenido y funcionamiento de dicho Registro, que estará vinculado al Registro Nacional de Organizaciones Habilitadas creado por el artículo 8º de la Ley Nº 19.292, de 16 de diciembre de 2014.

Artículo 312.- Autorízase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 008 "Dirección General Forestal", del programa 322 "Cadenas de Valor Motores de Crecimiento" a adquirir plantas y semillas de otros viveros nacionales, mediante la modalidad de la permuta con especies de su propiedad, debiendo existir equivalencia de valor entre los bienes permutados.

Artículo 313.- Cométese a la unidad ejecutora 006 "Dirección General de la Granja", del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca":

1) Crear un Sistema de Trazabilidad de Frutas y Hortalizas Frescas, con alcance a todos los productos frutihortícolas del país, de aplicación y exigencia gradual.

2) Elaborar, mantener actualizadas, divulgar e implementar el cumplimiento de las Buenas Prácticas Agrícolas (BPA), en la producción de frutas y hortalizas frescas.

3) Promover y actuar en materia de inocuidad de frutas y hortalizas frescas, durante el proceso productivo, cosecha, transporte desde el predio, preprocesamiento, operaciones de packing, almacenaje y transporte del producto terminado.

4) Implantar el Programa Manejo Regional de Plagas en Frutihorticultura, el que funcionará bajo su coordinación.

Artículo 314.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a aplicar la medida de interdicción, mediante el sistema informático del Sistema Nacional de Información Ganadera a los establecimientos agropecuarios, de acopios, de intermediación e industrialización de animales y productos de origen animal, por incumplimiento de las normas legales y reglamentarias en materia sanitaria, higiénico sanitaria o de calidad.

A los efectos del presente artículo, se entiende por interdicción a la medida administrativa que limita en forma transitoria el movimiento de animales y productos de origen animal, hasta el efectivo cumplimiento de las obligaciones exigidas.

Artículo 315.- Facúltase al Poder Ejecutivo a transferir a título gratuito al Instituto Nacional de Colonización el inmueble afectado al Ministerio de Ganadería, Agricultura y Pesca, Padrón Nº 987, ubicado en la 5a. Sección Judicial del departamento de Salto, paraje Arerunguá, que según plano de mensura del ingeniero agrimensor Gerardo Di Paolo de enero de 2011, inscripto en la Dirección General de Catastro con el Nº 11.489 el 17 de febrero de 2011, consta de tres fracciones Padrones Nos. 12.322, 12.323 y 12.324.

El acto administrativo operará como título y modo de dicha traslación de dominio, bastando para su inscripción en el Registro de la Propiedad - Sección Inmobiliaria, un testimonio del mismo.

Artículo 316.- Modifícase la denominación de la unidad ejecutora 003 "Dirección General de Recursos Naturales Renovables" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", la que pasará a denominarse "Dirección General de Recursos Naturales".

Modifícase la denominación del cargo "Director General de Recursos Naturales Renovables", el que pasará a denominarse "Director General de Recursos Naturales".

Artículo 317.- Agrégase al artículo 3º del Decreto-Ley Nº 15.239, de 23 de diciembre de 1981, el siguiente numeral:

"9) Exigir la presentación de planes de uso y manejo de suelos, que determinen la erosión tolerable, teniendo en cuenta los suelos del predio, la secuencia de cultivos y prácticas de manejo, en la forma y oportunidad que determine la reglamentación".

Artículo 318.- Facúltase al Poder Ejecutivo a designar agentes de percepción y retención de tributos (artículo 23 del Código Tributario), tarifas y precios que recaude el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", en el cumplimiento de sus cometidos legales.

Artículo 319.- Suprímense en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", en las unidades ejecutoras que se detallan, los siguientes cargos:

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
1	A	15	ASESOR I	ABOGACÍA	1
1	A	14	ASESOR II	CIENCIAS ECONÓMICAS	1
1	A	14	ASESOR II	ECONOMÍA AGRARIA (MDEO)	1
1	A	13	JEFE DE SECCIÓN	ABOGACÍA (MDEO)	1
1	A	12	ASESOR IV	ESTADÍSTICA (MDEO)	1
1	A	4	ASESOR	CIENCIAS ECONÓMICAS	1
1	B	11	TÉCNICO IV	ARQUITECTURA	1
1	C	10	JEFE DE SECCIÓN	ADMINISTRATIVO (MDEO)	3
1	C	9	SUBJEFE DE SECCIÓN	ADMINISTRATIVO (MDEO)	1
1	C	9	ADMINISTRATIVO	ADMINISTRATIVO (MDEO)	1
1	C	8	ADMINISTRATIVO I	ADMINISTRATIVO (MDEO)	4
1	D	1	ESPECIALISTA XIII	ESPECIALIZADO	1
1	E	7	OFICIAL I	OFICIOS (MDEO)	1
1	F	6	AUXILIAR I	SERVICIOS (MDEO)	1

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
1	R	1	ASESOR XV	COMPUTACIÓN	1
2	A	12	ASESOR IV	TEC. PROD. PESQUEROS (MDEO)	1
2	D	6	ESPECIALISTA VIII	BIOLOGÍA PESQUERA (MDEO)	4
2	D	6	ESPECIALISTA VIII	TELEFONISTA (MDEO)	1
2	E	6	OFICIAL II	CHOFER (MDEO)	1
2	E	6	OFICIAL II	OFICIOS (MDEO)	1
2	F	6	AUXILIAR I	SERVICIOS (MDEO)	2
2	R	10	TERCER MAQUINISTA	TRIPULACIÓN MÁQUINA	1
2	R	6	MARINERO PESCADOR	TRIPULACIÓN CUBIERTA (MDEO)	1
3	A	13	JEFE DE SECCIÓN	AGRONOMÍA (MDEO)	2
3	A	13	JEFE DE SECCIÓN	AGRONOMÍA (INTERIOR)	2
3	A	12	ASESOR IV	AGRONOMÍA (MDEO)	1
3	A	12	ASESOR IV	AGRONOMÍA (INTERIOR)	1
3	B	12	JEFE DE SECCIÓN	AGRONOMÍA (MDEO)	1
3	B	11	SUBJEFE DE SECCIÓN	AGRONOMÍA (MDEO)	1
3	B	11	TÉCNICO IV	AGRONOMÍA (INTERIOR)	2
3	C	6	ADMINISTRATIVO III	ADMINISTRATIVO	1
3	C	6	ADMINISTRATIVO III	ADMINISTRATIVO (MDEO)	4
3	D	10	ESPECIALISTA IV	DIBUJO (MDEO)	1
3	D	9	SUBJEFE DE SECCIÓN	DIBUJO (MDEO)	1
3	D	9	SUBJEFE DE SECCIÓN	LABORATORIO (MDEO)	1
3	D	8	ESPECIALISTA VI	LABORATORIO (MDEO)	2
3	D	7	ESPECIALISTA VII	INSPECCIÓN (MDEO)	1
3	D	6	ESPECIALISTA VIII	LABORATORIO (MDEO)	1
3	D	6	ESPECIALISTA VIII	TELEFONISTA (MDEO)	1

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
3	E	6	OFICIAL II	OFICIOS (MDEO)	13
3	F	6	AUXILIAR I	SERVICIOS (INTERIOR)	3
3	R	10	ASESOR VI	OPERACIÓN (MDEO)	1
4	E	6	OFICIAL II	OFICIOS (MDEO)	1
4	A	15	ASESOR I	AGRONOMÍA (INTERIOR)	1
4	B	11	TÉCNICO IV	ADMINISTRACIÓN (MDEO)	1
4	B	11	TÉCNICO IV	AGRONOMÍA (INTERIOR)	2
4	B	11	TÉCNICO IV	SERIE: ADMINISTRACIÓN	1
4	D	10	ESPECIALISTA IV	MECÁNICA AERONÁUTICA (MDEO)	2
4	E	6	OFICIAL II	OFICIOS (MDEO)	1
4	E	6	OFICIAL II	IMPRESIÓN (MDEO)	1
4	E	6	OFICIAL II	OFICIOS (INTERIOR)	1
4	F	6	AUXILIAR I	SERVICIOS (INTERIOR)	1
4	F	6	AUXILIAR I	SERVICIOS (MDEO)	5
4	R	10	ASESOR VI	OPERACIÓN	1
5	A	12	ASESOR IV	BIBLIOTECARIO O BIBLIOTECÓLOGO (INTERIOR)	1
5	D	6	ESPECIALISTA VIII	TELEFONISTA (MDEO)	1
5	D	6	ESPECIALISTA VIII	INSPECCIÓN	1
5	D	6	ESPECIALISTA VIII	LABORATORIO (MDEO)	3
5	E	6	OFICIAL II	OFICIOS (MDEO)	3
5	E	6	OFICIOS	OFICIAL II	1
5	F	6	AUXILIAR I	SERVICIOS (MDEO)	4
5	D	6	ESPECIALISTA VIII	TELEFONISTA (MDEO)	1
5	F	6	AUXILIAR I	SERVICIOS (MDEO)	1
5	R	10	ASESOR VI	OPERACIÓN (MDEO)	2

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
5	B	11	TÉCNICO IV	ARCHIVOLOGÍA	1
5	D	6	ESPECIALISTA VIII	VETERINARIA (MDEO)	1
5	D	6	ESPECIALISTA VIII	INSPECCIÓN	2
5	D	6	ESPECIALISTA VIII	INSPECCIÓN (MDEO)	9
5	F	6	AUXILIAR I	SERVICIOS (MDEO)	4
5	F	6	AUXILIAR I	SERVICIOS (INTERIOR)	8
5	R	10	ASESOR VI	OPERACIÓN (INTERIOR)	2
5	B	11	TÉCNICO IV	AGRONOMÍA (INTERIOR)	1
5	D	6	ESPECIALISTA VIII	INSPECCIÓN VETERINARIA (MDEO)	39
5	D	6	ESPECIALISTA VIII	OPERACIÓN DE BUQUES (MDEO)	1
5	A	4	ASESOR XII	CIENCIAS ECONÓMICAS	1
6	A	12	ASESOR IV	AGRONOMÍA (INTERIOR)	1
8	B	11	TÉCNICO IV	AGRONOMÍA	2
8	E	1	OFICIAL VII	OFICIOS	1

Artículo 320.- Créanse, en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", los siguientes cargos:

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
1	A	16	DIRECTOR DIVISIÓN	COMPUTACIÓN	1
1	A	16	DIRECTOR DIVISIÓN	PROFESIONAL UNIVERSITARIO	1
2	D	1	ESPECIALISTA XIII	TECNOLOGÍA DE LOS PRODUCTOS PESQUEROS (MDEO)	1
2	D	1	ESPECIALISTA XIII	BIOLOGÍA PESQUERA(INTERIOR)	1
2	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	2
2	E	1	OFICIAL II	OFICIOS (MONTEVIDEO)	1

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
2	R	1	AYUDANTE MAQUINAS	TRIPULACIÓN MÁQUINA	1
2	R	1	MARINERO PESCADOR	TRIPULACIÓN CUBIERTA (MDEO)	1
3	A	4	ASESOR XII	AGRONOMÍA	24
4	A	4	ASESOR XII	PROFESIONAL UNIVERSITARIO	36
4	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	8
5	B	3	TÉCNICO XII	VETERINARIA	1
5	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	1
5	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	1
5	A	4	ASESOR XII	VETERINARIA	3
5	B	3	TÉCNICO	VETERINARIA	1
5	B	3	TÉCNICO XII	VETERINARIA	1
5	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	3
5	D	1	ESPECIALISTA XIII	INSPECCIÓN	8
5	A	4	ASESOR XII	VETERINARIA	2
5	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	1
5	D	1	ESPECIALISTA XIII	INSPECCIÓN	4
5	D	1	ESPECIALISTA XIII	INSPECCIÓN VETERINARIA	41
5	B	3	TÉCNICO	VETERINARIA	1
5	D	1	ESPECIALISTA XIII	INSPECCIÓN	3
5	A	4	ASESOR XII	LABORATORIO	5
5	D	1	ESPECIALISTA XIII	LABORATORIO	1
5	F	1	AUXILIAR VI	SERVICIOS	16
5	D	1	ESPECIALISTA XIII	INSPECCIÓN VETERINARIA	18
6	A	4	ASESOR	AGRONOMÍA	10
6	C	1	ADMINISTRATIVO VIII	ADMINISTRATIVO	4
8	A	4	ASESOR XII	AGRONOMÍA	1

U.E.	ESC	GDO	DENOMINACIÓN	SERIE	CANTIDAD
8	A	4	ASESOR XXII	AGRONOMÍA	1
8	D	1	ESPECIALIZADO	ESPECIALISTA XIII	2

Las creaciones dispuestas precedentemente se financiarán con los créditos presupuestales que surjan de la supresión de cargos vacantes establecida en el artículo 319 de la presente ley, así como de la reasignación de créditos presupuestales de las partidas y por los montos que se detallan a continuación:

A) $ 32.385.806 (treinta y dos millones trescientos ochenta y cinco mil ochocientos seis pesos uruguayos), incluido aguinaldo y cargas legales, de la partida anual del "Fondo Para Contratos Temporales" (objeto del gasto 095.002).

B) $ 23.373.907 (veintitrés millones trescientos setenta y tres mil novecientos siete pesos uruguayos), incluido aguinaldo y cargas legales, de la partida anual de "Fondo Para Financiar Funciones Transitorias y de Conducción" (objeto del gasto 095.005).

C) $ 2.328.072 (dos millones trescientos veintiocho mil setenta y dos pesos uruguayos), incluido aguinaldo y cargas legales, de la partida anual de la "Partida Proyectada" (objeto del gasto 099.001), de la unidad ejecutora 001, programa 320, Proyecto 000.

D) $ 2.989.537 (dos millones novecientos ochenta y nueve mil quinientos treinta y siete pesos uruguayos), incluido aguinaldo y cargas legales, de la partida anual de "Financiación de Estructuras Organizativas" (objeto del gasto 099.002), de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios".

E) $ 4.720.785 (cuatro millones setecientos veinte mil setecientos ochenta y cinco pesos uruguayos), más aguinaldo y cargas legales,

de la partida anual de "Personal de Alta Especialización" (objeto del gasto 038.000).

F) $ 1.239.883 (un millón doscientos treinta y nueve mil ochocientos ochenta y tres pesos uruguayos), más aguinaldo y cargas legales, de la partida anual de "Partida Laboratorio" (objeto del gasto 042.510) de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios".

G) $ 4.048.962 (cuatro millones cuarenta y ocho mil novecientos sesenta y dos pesos uruguayos), más aguinaldo y cargas legales, de la partida anual de "Alta Prioridad" (objeto del gasto 033.000), de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios".

H) $ 4.240.780 (cuatro millones doscientos cuarenta mil setecientos ochenta pesos uruguayos), más aguinaldo y cargas legales, de la partida anual de "Compensación Especial por Funciones Especialmente Encomendadas" (objeto del gasto 042.511) de la unidad ejecutora 001 "Dirección General de Secretaría", programa 320 "Fortalecimiento de la base productiva de bienes y servicios".

I) $ 10.212.607 (diez millones doscientos doce mil seiscientos siete pesos uruguayos), más aguinaldo y cargas legales, de la partida anual de "Incentivo al Rendimiento y/o Productividad" (objeto del gasto 042.720).

J) $ 1.590.337 (un millón quinientos noventa mil trescientos treinta y siete pesos uruguayos), más aguinaldo y cargas legales, de la partida anual de "Mayor Responsabilidad" (objeto del gasto 042.514).

Facúltase a la Contaduría General de la Nación para efectuar las reasignaciones dispuestas en este artículo.

Artículo 321.- Modifícase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001, "Dirección General de Secretaría", la Serie del puesto de trabajo que a continuación se indica:

UE	Puesto	Plaza	Régimen	Esc.	Grado	Denominación	Serie
001	25.691	1	Presupuestado	D	9	Jefe de Sector	Microfilmación

Por la siguiente serie:

UE	Puesto	Plaza	Régimen	Esc.	Grado	Denominación	Serie
001	25.691	1	Presupuestado	D	9	Jefe de Sector	Especializado

Artículo 322.- Modifícase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 008 "Dirección General Forestal" las Series de los puestos de trabajo que se indican a continuación:

UE	Puesto	Plaza	Régimen	Esc.	Grado	Denominación	Serie
008	26.195	1	Presupuestado	A	12	Asesor IV	Agronomía (interior)
008	26.243	4	Presupuestado	D	6	Especialista VIII	Inspección
008	26.200	1	Presupuestado	A	12	Asesor IV	Bibliotecología

Por las siguientes Series:

UE	Puesto	Plaza	Régimen	Esc.	Grado	Denominación	Serie
008	26.195	1	Presupuestado	A	12	Asesor IV	Agronomía
008	26.243	4	Presupuestado	D	6	Especialista VIII	Especializado
008	26.200	1	Presupuestado	A	12	Asesor IV	Agronomía

Artículo 323.- Reasígnase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", unidad ejecutora 005 "Dirección General de Servicios

Ganaderos", Financiación 1.1 "Rentas Generales", del objeto del gasto 095.002 "Fondo para Contratos Temporales Derecho de Público", la suma de $ 2.018.400 (dos millones dieciocho mil cuatrocientos pesos uruguayos), que incluyen aguinaldo y cargas legales, con el mismo destino que la partida autorizada por el artículo 95 de la Ley Nº 18.046, de 24 de octubre de 2006.

Artículo 324.- Increméntanse en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", Financiación 1.1 "Rentas Generales", las siguientes partidas anuales para gastos de funcionamiento e inversión:

U.E.	Programa	Proyecto	O.G.	2016	2017	2018	2019
001	320	000	299.000	8.000.000	8.000.000	8.000.000	8.000.000
001	320	720	799.000	7.500.000	7.500.000		
009	322	000	299.000	16.452.500	16.452.500	16.452.500	16.452.500
009	322	972	799.000	2.000.000	2.000.000	2.000.000	2.000.000
TOTALES				33.952.500	33.952.500	26.452.500	26.452.500

Artículo 325.- Sustitúyese el numeral 2) del artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 385 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"2) En aquellos casos en que, de conformidad con las normas en vigencia, corresponda sancionar con multa a los infractores, la misma será fijada entre 2.603 UI (dos mil seiscientas tres unidades indexadas) y 520.518 UI (quinientas veinte mil quinientas dieciocho unidades indexadas), excepto en los casos de:

a) normas que regulan los programas de control y erradicación de brucelosis y tuberculosis y normas que regulan la utilización de productos fitosanitarios, productos veterinarios y contaminantes ambientales o prohibición de su uso, en que el monto máximo será de hasta 2.602.592 UI (dos millones seiscientos dos mil quinientos noventa y dos unidades indexadas); y

b) la deforestación de bosques nativos en los que el monto será establecido de acuerdo con el tipo de bosque y pérdida de

biodiversidad entre 10.410 UI (diez mil cuatrocientas diez unidades indexadas) y 104.104 UI (ciento cuatro mil ciento cuatro unidades indexadas) por hectárea forestada".

Artículo 326.- Créanse las siguientes tasas cuya recaudación corresponderá al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 005 "Dirección General de Servicios Ganaderos", programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", según el siguiente detalle:

1) a- Tasa de habilitación higiénico-sanitaria y registro, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de mantenimiento, ampliación y auditorías de los establecimientos de faena, industrializadores y depósitos de carne, productos cárnicos, subproductos y derivados de las especies bovinas, ovinas, porcinas, equinas, avícolas, conejos, liebres y animales de caza menor, cuya competencia corresponde a la División Industria Animal: 1.348,18 UI (mil trescientas cuarenta y ocho con dieciocho centésimos de unidades indexadas).

2) a- Tasa de habilitación higiénico-sanitaria y registro, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de mantenimiento, renovación y ampliación de industrias lácteas: 1.013,29 UI (mil trece con veintinueve centésimos de unidades indexadas).

3) a- Tasa de habilitación higiénico-sanitaria, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de renovación de habilitación de Acopiadores y Transformadores de Queso Artesanal: 364,79 UI (trescientas sesenta y cuatro con setenta y nueve centésimos de unidades indexadas).

4) a- Tasa de habilitación higiénico-sanitaria, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de renovación de habilitación de Depósitos de Productos Lácteos: 170,23 UI (ciento setenta con veintitrés centésimos de unidades indexadas).

5) a- Tasa de habilitación higiénico-sanitaria y registro, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de mantenimiento, renovación y auditoría de establecimientos industrializadores y depósitos de miel y productos de la colmena que, en el ejercicio inmediato anterior hayan producido más de doce tambores del producto: 222,45 UI (doscientas veintidós con cuarenta y cinco centésimos de unidades indexadas).

6) a- Tasa de habilitación higiénico-sanitaria y registro, abonándose por única vez al momento de la solicitud de habilitación; y b- Tasa anual de mantenimiento, renovación y auditoría de laboratorios para el diagnóstico de Brucelosis: 960,35 UI (novecientos sesenta con treinta y cinco centésimos de unidades indexadas).

Los fondos recaudados constituirán Recursos con Afectación Especial de la unidad ejecutora 005 "Dirección General de Servicios Ganaderos" y serán destinados a gastos de funcionamiento e inversión de dicha unidad ejecutora.

El Poder Ejecutivo reglamentará el presente artículo dentro de los ciento ochenta días siguientes a la promulgación de la presente ley.

Artículo 327.- Reasígnase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", Financiación 1.1 "Rentas Generales", la suma de $ 2.500.000 (dos millones quinientos mil pesos uruguayos) más aguinaldo y cargas legales, del grupo 0 "Servicios Personales", objeto del gasto 042.530 "Compen. especial p/horario nocturno o trabajo días inhábiles", de la unidad ejecutora 005 "Dirección General de Servicios Ganaderos", al grupo 0 "Servicios Personales", en la misma Fuente de Financiamiento y objeto del gasto, de la unidad ejecutora 004 "Dirección General de Servicios Agrícolas".

Artículo 328.- El Instituto Nacional de Carnes transferirá a Rentas Generales, a efectos de apoyar el funcionamiento del Sistema Nacional de Información Ganadera, trazabilidad del ganado bovino, inocuidad alimentaria y

sistema de control zoosanitario y fitosanitario, las siguientes partidas anuales en pesos uruguayos:

2016	2017	2018	2019
40.000.000	40.000.000	32.500.000	32.500.000

INCISO 08
MINISTERIO DE INDUSTRIA, ENERGÍA Y MINERÍA

Artículo 329.- Modifícase el Plan de Inversiones del Inciso 08 "Ministerio de Industria, Energía y Minería" en los proyectos y para los ejercicios y montos que se detallan a continuación:

Prog.	U.E.	Proy	Denominación	2015	2016	2017	2018	2019
320	001	803	Polo Industrial Naval del Atlántico Sur	-52.764.077	-	-	-	-
320	001	804	Laboratorio de Tecnogestión		1.489.076	1.081.400	127.500	1.046.000
320	004	810	Acceso a la información pública de Marcas y Patentes		812.000	812.000	-	-
322	007	771	Cartografía geológica y minera del Uruguay a escala 1.100.000		4.476.951	3.576.944	3.576.944	4.369.161
369	010	807	Parque Tecnológico Audiovisual		6.576.000	8.494.000	6.850.000	9.476.101

Artículo 330.- Comótese al Inciso 08 "Ministerio de Industria, Energía y Minería", en el programa 320 "Fortalecimiento de la base productiva de bienes y servicios", unidad ejecutora 001 "Dirección General de Secretaría", la prestación de los siguientes servicios:

1) Análisis espectrométricos de la actividad de muestras de leche y derivados lácteos.

2) Análisis espectrométricos de muestras de suelos.

3) Análisis espectrométricos de origen vegetal.

4) Análisis espectrométricos de muestras cárnicas de cualquier especie, subproductos y derivados.

5) Análisis espectrométricos de muestras de agua.

6) Análisis espectrométricos de muestras de aerosoles atmosféricos.

7) Análisis de elementos traza en alimentos y demás sustancias de origen biológico.

8) Análisis elemental de minerales y muestras geológicas.

9) Análisis de elementos en agua, aceites minerales, solventes y demás muestras en estado líquido.

10) Análisis elementales de aerosoles atmosféricos y demás partículas ambientales.

11) Otros análisis acordes con la técnica analítica requerida.

12) Servicios de mantenimiento de instrumentación y equipamiento electrónico nuclear.

13) Servicios de diseño y desarrollo de instrumentación y equipamiento electrónico nuclear y de sistemas de control nuclear para la industria.

14) Servicios de ensayos no destructivos.

15) Servicios de mecánica de la fractura.

16) Servicios de cálculos de blindaje.

17) Servicios de diseño y puesta en marcha de sistemas informáticos dedicados a las aplicaciones nucleares.

18) Servicios de aplicación de trazadores en procesos industriales en hidrología y en estudios destinados a la preservación del medio ambiente.

19) Servicios vinculados a la metrología y calibración de las radiaciones ionizantes.

El Poder Ejecutivo actualizará el precio de todos los servicios enumerados precedentemente, tomando como base su costo efectivo de realización, incluyendo los costos directos y los de amortización de los equipos que se utilizaren en su prestación.

Deróganse los artículos 165 y 166 de la Ley Nº 15.903, de 10 de noviembre de 1987, el artículo 218 de la Ley Nº 16.320, de 1º de noviembre de 1992 y el artículo 420 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 331.- Autorízase al Inciso 08 "Ministerio de Industria, Energía y Minería" a enajenar los inmuebles ubicados en el departamento y localidad catastral Montevideo, zona urbana, Padrón Nº 5525 con frente a calle Juan Carlos Gómez y Padrón Nº 5543 con frente a calle Sarandí, en el porcentaje de su propiedad, por sí o a través del fideicomiso al que refiere el inciso siguiente.

Facúltase a constituir un fideicomiso de administración, con el objeto de enajenar los bienes inmuebles citados en el inciso primero de este artículo y la

adquisición de uno o más inmuebles, su remodelación, y obtención de los bienes muebles necesarios para el funcionamiento de nuevas oficinas de esa Secretaría de Estado.

La presente disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 332.- Créanse en el programa 320 "Fortalecimiento de la base productiva de bienes y servicios", Inciso 08 "Ministerio de Industria, Energía y Minería", unidad ejecutora 001 "Dirección General de Secretaría", dos cargos de Administrativo XIV, Serie Administrativo, escalafón C, grado 1, a efectos de regularizar la situación de los funcionarios redistribuidos al amparo de lo establecido en el artículo 230 de la Ley Nº 17.296, de 21 de febrero de 2001.

Reasígnase el crédito presupuestal del objeto del gasto 055.006 "Incorp. al MIE A230 L17296" a efectos de financiar la creación dispuesta en el presente artículo.

La diferencia entre el costo básico de los cargos que se crean y el objeto del gasto que se reasigna, se otorgará como compensación personal que se absorberá en los futuros ascensos.

Artículo 333.- Sustitúyese el artículo 172 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

> "ARTÍCULO 172.- Créase en la unidad ejecutora 010 "Dirección Nacional de Telecomunicaciones y Servicios de Comunicación Audiovisual", el cargo de Director Nacional de Telecomunicaciones y Servicios de Comunicación Audiovisual".

Artículo 334.- Sustitúyese el artículo 11 de la Ley Nº 17.011, de 25 de setiembre de 1998, por el siguiente:

> "ARTÍCULO 11.- La titularidad de la marca solo se adquiere con relación a los productos y los servicios para los que hubiera sido solicitada.

Cuando se solicite el registro de una marca en la que se incluya el nombre de un producto o un servicio comprendido en la clase internacional cuya protección se pretende, deberá ser detallado expresamente y la marca solo se registrará para ese producto o servicio".

Artículo 335.- Sustitúyese el artículo 74 de la Ley N° 17.011, de 25 de setiembre de 1998, por el siguiente:

"ARTÍCULO 74.- Indicación de procedencia es el uso de un nombre geográfico sobre un producto o servicio que identifica el lugar de extracción, producción o fabricación de determinado producto o prestación de determinado servicio.

Las indicaciones de procedencia gozarán de protección sin necesidad de registro".

Artículo 336.- Facúltase al Ministerio de Industria, Energía y Minería, a través de la Dirección Nacional de la Propiedad Industrial, a la prestación de servicios concernientes a la Propiedad Intelectual, entre ellos los de información tecnológica, transferencia de tecnología, vigilancia e inteligencia tecnológica y comercial, así como para el desarrollo de actividades de difusión, formación, asesoramiento e investigación en la materia. Asimismo, podrá en cumplimiento de sus cometidos, vincularse con otras instituciones públicas y asociaciones gremiales, así como apoyar y gestionar una red de instituciones con interés en los temas de propiedad intelectual.

Artículo 337.- Facúltase al Poder Ejecutivo, a propuesta del Ministerio de Industria, Energía y Minería, con el asesoramiento de la Dirección Nacional de la Propiedad Industrial, a otorgar exoneraciones totales o parciales de los tributos fijados por el artículo 99 de la Ley N° 17.011, de 25 de setiembre de 1998 y sus modificativas y por el artículo 117 de la Ley N° 17.164, de 2 de setiembre de 1999 y sus modificativas, cuando las actividades y servicios que presta dicha Dirección, en materia de signos distintivos y patentes, se suministren a otros organismos públicos o a instituciones que posean acuerdos con la misma.

Artículo 338.- Facúltase al Ministerio de Industria, Energía y Minería a través de la Dirección Nacional de la Propiedad Industrial a disminuir las tasas cobradas por los servicios que presta, aplicando descuentos de hasta un 90% (noventa por ciento) sobre las mismas a instituciones públicas, pequeñas y medianas empresas, inventores independientes y centros de investigación, a fin de fomentar la política nacional en materia de desarrollo de ciencia, tecnología e innovación.

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 339.- Sustitúyese el artículo 3º de la Ley Nº 18.846, de 25 de noviembre de 2011, por el siguiente:

> "ARTÍCULO 3º. (Órgano ejecutor).- La Dirección Nacional de Industrias del Ministerio de Industria, Energía y Minería, será el órgano ejecutor de la política aprobada por la presente ley. En el ejercicio de sus cometidos, dispondrá de los fondos previstos en esta ley, distribuirá las subvenciones correspondientes a las empresas beneficiarias y ejercerá los controles correspondientes, pudiendo disponer las inspecciones que entienda pertinentes. Dichos controles e inspecciones técnicas podrán ser cometidos a entidades idóneas, sin que ello afecte la competencia de la Dirección Nacional de Industrias, en la aplicación de las medidas que resultaren de dicho contralor".

Artículo 340.- Sustitúyese el artículo 4º de la Ley Nº 18.846, de 25 de noviembre de 2011, por el siguiente:

> "ARTÍCULO 4º. (Beneficiarios).- Los beneficiarios de la presente ley serán las empresas que realicen las actividades correspondientes a la confección de los productos que se clasifican en los Capítulos 61 y 62 y las Posiciones 4203.10, 4303.10.00.21, 6302.21, 6302.22, 6302.31, 6302.32, 6505.90.00 y 9404.90.00.20 de la Nomenclatura Común del MERCOSUR, las que serán consideradas actividades promovidas a los efectos de la presente ley.
>
> Serán asimismo beneficiarios de la presente ley, los trabajadores y monotributistas que realicen actividades comprendidas en los

subgrupos de los consejos de salarios 5:3 y 4:2, de acuerdo a los criterios que determine la reglamentación.

Para acceder al beneficio establecido en el inciso anterior, las empresas deberán acreditar que están registradas en la Dirección Nacional de Industrias según se dispone en el artículo 13 de la presente ley y que se encuentran al día con las obligaciones tributarias, de seguridad social y responsabilidad social que serán determinadas por la reglamentación. Asimismo, deberán acreditar en la forma que lo determine la reglamentación, los extremos mencionados en el artículo 6º de la presente ley.

Las empresas solicitantes deberán presentar los documentos referidos precedentemente, por todas las actividades que desarrollan, ante la Dirección Nacional de Industrias, en el período que la misma determine. A partir de la finalización de dicho período, la citada Dirección realizará los cálculos y librará las órdenes de pago correspondientes".

Artículo 341.- Sustitúyese el artículo 8º de la Ley Nº 18.846, de 25 de noviembre de 2011, por el siguiente:

"ARTÍCULO 8º.- La subvención prevista en la presente ley se volcará al sector de la vestimenta en forma semestral de acuerdo con lo dispuesto en los artículos 6º y 7º, produciéndose el cierre del primer semestre el 31 de marzo y el del segundo semestre el 30 de setiembre, de cada año".

Artículo 342.- La obligación emergente del artículo 13 de la Ley Nº 18.846, de 25 de noviembre de 2011, será fiscalizada por el Ministerio de Industria, Energía y Minería, sin perjuicio de las obligaciones laborales emergentes de los artículos 15 a 19 y 21 a 23 de la citada ley, las que serán fiscalizadas por el Ministerio de Trabajo y Seguridad Social a través de la Inspección General del Trabajo y de la Seguridad Social.

La negativa u omisión a inscribirse en el Registro de Empresas de la Vestimenta creado por el artículo 12 de la Ley Nº 18.846, de 25 noviembre de

2011, así como la falta de actualización de los datos suministrados, será sancionada por el Ministerio de Industria, Energía y Minería, mediante amonestación, multa o clausura del establecimiento.

El monto de las multas se determinará según la gravedad de la infracción, entre un mínimo de 20 UR (veinte unidades reajustables) y un máximo de 50 UR (cincuenta unidades reajustables). En caso de reincidencia se duplicará la escala anterior.

Las sanciones se graduarán atendiendo al perjuicio ocasionado y a los antecedentes del infractor.

La Inspección General del Trabajo y de la Seguridad Social sancionará las infracciones de acuerdo con lo dispuesto por el artículo 289 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 412 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 343.- La Dirección Nacional de Industrias del Ministerio de Industria, Energía y Minería, no abonará el subsidio creado por la Ley Nº 18.846, de 25 de noviembre de 2011, correspondiente al semestre que se gestione, cuando las empresas beneficiarias:

A) No actualicen en tiempo y forma los datos del Registro de Empresas de la Vestimenta, creado por el artículo 12 de la Ley Nº 18.846, de 25 de noviembre de 2011.

B) No presenten la documentación requerida por el artículo 2º de la Ley Nº 18.846, de 25 de noviembre de 2011, dentro del plazo que a dichos efectos establecerá la Dirección Nacional de Industrias.

C) Se verifiquen diferencias, errores u omisiones significativas entre los documentos presentados y lo declarado por la empresa al momento de la solicitud del beneficio.

Cuando las empresas beneficiarias presenten la documentación referida en el literal B) del presente artículo, fuera del plazo establecido por la Dirección Nacional de Industrias, pero dentro de los cinco días hábiles inmediatos

siguientes a su vencimiento, podrán acceder al pago del semestre que gestionen, en el semestre próximo siguiente.

Artículo 344.- La Dirección Nacional de Industrias dará de baja en forma permanente, de los beneficios previstos en la Ley Nº 18.846, de 25 de noviembre de 2011, a las empresas beneficiarias, cuando constate la existencia de declaraciones fraudulentas. Asimismo, podrá hacerlo con las empresas que integren el mismo conjunto económico o cuenten con los mismos titulares o representantes estatutarios, sin perjuicio de la presentación de las denuncias que correspondieren.

Artículo 345.- La Dirección Nacional de Industrias podrá valerse de la información que surge del Registro de Empresas Infractoras, creado por el artículo 321 de la Ley Nº 17.930, de 19 de diciembre de 2005, a efectos de verificar si las empresas se encuentran al día con sus obligaciones en materia de seguridad social. Con la información brindada por dicho registro, podrá proponer la exclusión de los beneficios otorgados por la Ley Nº 18.846, de 25 de noviembre de 2011, de aquellas empresas que incurran en infracciones o faltas graves o reiteradas.

Artículo 346.- A los efectos del artículo 4º de la Ley Nº 18.846, de 25 de noviembre de 2011, se entenderá como inobservancia de las obligaciones en el orden de la responsabilidad social las sanciones por incumplimiento de las condiciones de trabajo aplicadas por la Inspección General de Trabajo y de la Seguridad Social.

Cuando dicho incumplimiento afecte la seguridad, la salud y la higiene o puedan incidir en accidentes o en el desarrollo de enfermedades profesionales, podrá implicar la pérdida del beneficio dispuesto en la ley citada.

Artículo 347.- Transfiéranse los créditos de los gastos corrientes del Inciso 08 "Ministerio de Industria, Energía y Minería", para los ejercicios 2016 al 2019, del Programa 368 "Energía", unidad ejecutora 008 "Dirección Nacional de Energía", dentro del Área Programática "Infraestructura, Transporte y Telecomunicaciones" y del Programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", unidad ejecutora 011 "Autoridad Reguladora Nacional en Radioprotección", dentro del Área Programática "Desarrollo

Productivo" al Programa 540 "Generación, distribución y definición de la política energética", dentro del Área Programática "Energía" y al Programa 482 "Regulación y Control", dentro del Área Programática "Servicios Públicos Generales", respectivamente.

INCISO 09
MINISTERIO DE TURISMO

Artículo 348.- Asígnase en el Inciso 09 "Ministerio de Turismo", Financiación 1.1 "Rentas Generales", una partida anual de $ 7.474.067 (siete millones cuatrocientos setenta y cuatro mil sesenta y siete pesos uruguayos) al objeto del gasto 042.531 "Compensación sujeta a compromisos de Gestión", a efectos de abonar una compensación sujeta al cumplimiento de compromisos de gestión a los funcionarios de las unidades ejecutoras 001 "Dirección General de Secretaría" y 003 "Dirección Nacional de Turismo".

La compensación de referencia se otorgará en las condiciones que establezca la reglamentación, previo informe favorable de la Comisión de Compromiso de Gestión creada en el artículo 57 de la Ley Nº 19.149, de 24 de octubre de 2013.

Reasígnanse a efectos de abonar el incentivo autorizado en el presente artículo, los créditos presupuestales de la unidad ejecutora 001 "Dirección General de Secretaría", Fuente de Financiamiento 1.1 "Rentas Generales", de los objetos del gasto 042.090 "Mayor responsabilidad" y 047.002 "Equiparación Salarial" en su totalidad, $ 3.000.000 (tres millones de pesos uruguayos) del objeto del gasto 042.522 "Diferencia de tabla" y $ 4.608.416 (cuatro millones seiscientos ocho mil cuatrocientos dieciséis pesos uruguayos) con su correspondiente aguinaldo y cargas sociales del objeto del gasto 095.002 "Fondo para contrato temporal de derecho público".

El Ministerio de Turismo comunicará a la Contaduría General de la Nación la distribución de la partida asignada entre las unidades ejecutoras.

Artículo 349.- Increméntase la partida anual asignada a la unidad ejecutora 001 "Dirección General de Secretaría" programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", Financiación 1.1 "Rentas

Generales", del Inciso 09 "Ministerio de Turismo" por el artículo 428 de la Ley Nº 18.719, de 27 de diciembre de 2010, con destino a financiar compensaciones especiales en $ 8.604.805 (ocho millones seiscientos cuatro mil ochocientos cinco pesos uruguayos).

El incremento autorizado se financiará con la reasignación dentro del mismo programa y fuente de financiamiento, de la partida establecida en el artículo 310 de la Ley Nº 16.170, de 28 de diciembre de 1990, la establecida en el inciso tercero del artículo 241 de la Ley Nº 17.296, de 21 de febrero de 2001 y con $ 3.000.000 (tres millones de pesos uruguayos) del objeto del gasto 042.522 "Diferencia de tabla".

Deróganse el artículo 310 de la Ley Nº 16.170, de 28 de diciembre de 1990 y el inciso tercero del artículo 241 de la Ley Nº 17.296, de 21 de febrero de 2001.

Artículo 350.- Exceptúase al Inciso 09 "Ministerio de Turismo" de lo dispuesto por el artículo 494 de la Ley Nº 16.226, de 29 de octubre de 1991, en el caso de realización de campañas de promoción del país en el exterior.

INCISO 10
MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS

Artículo 351.- Sustitúyese el numeral 7) del artículo 58 de la Ley Nº 16.871, de 28 de setiembre de 1997, por los siguientes:

"7) Cuando los Jueces otorguen de oficio escrituras de expropiación.

8) Cuando se otorguen escrituras de expropiación de bienes en régimen de propiedad horizontal.

9) Los demás casos que establezca la reglamentación".

Artículo 352.- El Registro de la Propiedad, Sección Inmobiliaria, no exigirá el control dispuesto por el artículo 15 de la Ley Nº 18.840, de 23 de noviembre de 2011, en los siguientes casos:

A) Trasmisión del dominio de inmuebles por expropiaciones efectuadas por el Estado o los Gobiernos Departamentales, ejecución forzada judicial o por el cumplimiento forzado establecido en la Ley Nº 8.733, de 17 de junio de 1931, concordantes y modificativas, y por adjudicaciones o enajenaciones en cumplimiento de ejecuciones extrajudiciales del Banco Hipotecario del Uruguay y de la Agencia Nacional de Vivienda.

B) Enajenaciones de predios fiscales a personas físicas y jurídicas.

C) Primera enajenación de inmuebles resultantes del proceso de regularización de viviendas de interés social y asentamientos irregulares que realicen el Estado o los Gobiernos Departamentales.

D) En todas las escrituras judiciales.

Artículo 353.- Agrégase al artículo 283 de la Ley Nº 19.149, de 24 de octubre de 2013, el siguiente inciso:

"En el caso de los planos de fraccionamiento de áreas que se hubiesen transferido de pleno derecho con anterioridad a la vigencia de la presente ley, por aplicación del Decreto-Ley Nº 14.530, de 12 de junio de 1976, en los cuales no se establezcan deslindes, espacios libres y otras de interés general, las Intendencias Departamentales podrán confeccionar e inscribir un plano de mensura de dichas áreas, consignando los deslindes y superficies respectivas, así como los datos geométricos y catastrales".

Artículo 354.- Sustitúyese el artículo 15 de la Ley Nº 3.958, de 28 de marzo de 1912, en la redacción dada por el artículo 278 de la Ley Nº 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 15.- En cada caso de expropiación, la autoridad respectiva mandará formar expediente y ordenará previamente el levantamiento de un gráfico parcelario de los inmuebles que se requieran para la obra proyectada, indicando departamento, número de padrón y el área

afectada, a cargo de los funcionarios u oficinas técnicas de su dependencia.

Sin perjuicio del gráfico parcelario de la obra, en los casos de expropiaciones parciales de inmuebles deberá levantarse por separado un plano de mensura para expropiación, en el que se determinarán la parcela o parcelas a expropiarse, el cual será registrado en la Dirección Nacional de Catastro.

En los casos de expropiaciones totales, se podrá utilizar el último plano inscripto del inmueble a expropiar. Asimismo aquellos planos que se hubiesen levantado en oportunidad de iniciar el procedimiento expropiatorio de un inmueble, cuyo proceso haya caducado según lo establecido en el artículo 20 de la presente ley, podrán ser utilizados en caso de reiniciarse el trámite expropiatorio.

Una vez confeccionado el anteproyecto y el gráfico parcelario a que refieren los incisos precedentes, se mandará poner de manifiesto por el término de ocho días notificándose a los propietarios, sin perjuicio del emplazamiento que se hará a través de edictos que se publicarán en el Diario Oficial y en otro periódico de circulación en el departamento de radicación del inmueble. De esos edictos se dejará constancia en el expediente correspondiente, agregándose las publicaciones de práctica.

Los propietarios de los inmuebles deberán denunciar en el acto de notificación o dentro de los ochos días siguientes, la existencia de personas que tengan derechos reales o personales consentidos por dichos propietarios con respecto a la cosa expropiada. El incumplimiento de esta obligación hará recaer la responsabilidad reparatoria sobre el propietario omiso en esta obligación.

En los casos de expropiación parcial de inmuebles bajo el régimen de propiedad horizontal se procederá de la siguiente manera:

A) Cuando se afecten bienes comunes se formará un expediente único por toda la fracción a expropiar del padrón matriz. Las

notificaciones del trámite expropiatorio se harán a la copropiedad del edificio en la persona de su administrador o representante; en caso de que no lo hubiere se notificará a los propietarios de las unidades que integran la copropiedad.

B) Cuando se afecten unidades de propiedad individual, se iniciará expediente por cada una de las unidades afectadas, además del que corresponda por los bienes comunes afectados.

C) Con la escrituración a favor del organismo expropiante dichas fracciones quedarán desafectadas del régimen de propiedad horizontal.

En estos casos se podrá actuar con el plano de propiedad horizontal cuando esté deslindada la fracción afectada o en su defecto, con el plano de expropiación del padrón matriz.

D) Cuando la expropiación afecte solo bienes comunes, a los efectos registrales, la superficie afectada se considera desafectada del régimen de propiedad horizontal con la inscripción de la escritura pública o acta notarial respectiva.

E) Cuando la expropiación afecte la totalidad de las unidades individuales, el organismo expropiante podrá convertir el régimen de Propiedad Horizontal en propiedad ordinaria procediendo de acuerdo con lo establecido en el artículo 14 de la Ley Nº 16.871, de 28 de setiembre de 1997, con excepción de lo indicado en el literal C) de dicho artículo. En caso de tratarse de un inmueble a ser incorporado al dominio público, tampoco corresponderá la aplicación de los literales D) y E) de dicho artículo.

F) Cuando la expropiación afecte una unidad individual, el organismo expropiante podrá demandar judicialmente el otorgamiento de la modificación del Reglamento de Copropiedad si correspondiere, en cuyo caso el Juez otorgará el instrumento por ante el escribano que designe el organismo expropiante. Para la desafectación de las unidades, se procederá de acuerdo

a lo indicado en el artículo 15 de la Ley Nº 16.871, de 28 de setiembre de 1997, con excepción de lo estipulado en el literal A) de dicho artículo.

El Plano de Remanente de Expropiación y Modificación de Propiedad Horizontal, podrá ser confeccionado por composición gráfica, no rigiendo la obligación de verificar la concordancia de los límites dispuesta por el artículo 286 de la Ley Nº 12.804, de 30 de noviembre de 1960. Dicho plano servirá de base para modificación del Reglamento de Copropiedad".

Artículo 355.- Sustitúyese el artículo 18 de la Ley Nº 3.958, de 28 de marzo de 1912, en la redacción dada por el artículo 258 de la Ley Nº 17.296, de 21 de febrero de 2001 y por el artículo 222 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 18.- Fijado con arreglo al artículo 16 el trazado definitivo de la obra, la Administración tasará con arreglo a la presente ley y por medio de su personal técnico, los bienes sujetos a expropiación.

La tasación que así resulte será notificada a los propietarios o a sus representantes legales, quienes deberán manifestar, dentro del término de quince días, si la aceptan o no, so pena de lo establecido en el artículo 39, especificando lo que pretenden como indemnización, comprensiva del valor del inmueble y los daños y perjuicios que se ocasionen con expresión de fundamento. En caso de presentarse oposición a la indemnización, no serán incorporados al expediente administrativo tasaciones o informes, presentados por los propietarios, que se aparten de las disposiciones de la presente ley y que no estén suscritos por egresados de instituciones de educación terciaria o técnica con formación en la materia avaluatoria. El plazo será de 30 días en el caso de menores e incapaces. El silencio se tendrá por aceptación.

En los casos de expropiaciones de bienes comunes de inmuebles bajo el régimen de propiedad horizontal, se notificará la tasación a la copropiedad, debiendo convocarse a la Asamblea de Copropietarios

con ese orden del día, dentro del plazo de diez días. La Asamblea requerirá el voto de dos tercios del número total de copropietarios, que representen por lo menos tres cuartos del valor del inmueble fijado por la Dirección Nacional de Catastro para aceptar la tasación, lo que deberá comunicarse a la Administración dentro del término de veinte días contados a partir de la fecha de la Asamblea. La falta de comunicación implicará aceptación de la tasación.

Si no hubiera sido posible notificar al propietario o a su representante, ya sea por ausencia o por cualquier otra causa, o si notificado manifestase su disconformidad con la tasación, se dejará constancia en el expediente, que será remitido a la Oficina competente o funcionario que corresponda, a fin de que se inicie el respectivo juicio de expropiación.

En caso de aceptación expresa o tácita de la tasación, se procederá de inmediato a la escrituración de la expropiación y pago simultáneo de la indemnización. Si a pedido de la parte expropiada y de conformidad con el informe técnico del organismo expropiante, se debiera extender la fecha de entrega del inmueble, por causa justificada, se podrá suscribir un contrato de comodato simultáneamente al otorgamiento de la escritura de expropiación, hasta por un plazo máximo de ciento veinte días. En tal caso, en garantía de cumplimiento de las obligaciones contraídas por el expropiado, se retendrá del monto de la indemnización, la suma que la Administración estime conveniente para cada caso concreto, monto que se liberará al expropiado simultáneamente al vencimiento del Comodato y la entrega efectiva del inmueble"..

Artículo 356.- Sustitúyese el artículo 40 de la Ley Nº 3.958, de 28 de marzo de 1912, por el siguiente:

"ARTÍCULO 40.- Los honorarios de los peritos designados en los procesos judiciales de expropiación se fijarán en el 1% (uno por ciento) del monto de la indemnización fijada por la Sede Judicial, estableciéndose un mínimo de 40 UR (cuarenta unidades reajustables) y hasta un máximo de 400 UR (cuatrocientas unidades reajustables)".

<u>Artículo 357</u>.- Sustitúyese el artículo 25 de la Ley Nº 3.958, de 28 de marzo de 1912, por el siguiente:

"ARTÍCULO 25.- No podrá recaer el nombramiento judicial de perito, en ningún empleado público o persona que reciba sueldo o emolumento del Estado, en el propietario, arrendatario o inquilino de los terrenos o edificios que deben expropiarse, en el acreedor, usufructuario o usuario del inmueble y en general, en ninguna persona que pueda ser justamente sospechada de tener interés directo o indirecto en favor del propietario. Los peritos que designe el Juzgado, deberán ser egresados de instituciones de educación terciaria o técnica con formación en la materia avaluatoria, su pericia deberá estar debidamente fundada; los peritos designados sólo podrán ser recusados hasta tres dias después de su nombramiento.

Si la recusación fuere contradicha por el perito o peritos, a quienes se dará vista por igual término improrrogable, el Juez resolverá sin más trámite y de su resolución no habrá recurso alguno".

<u>Artículo 358</u>.- Agrégase al artículo 114 de la Ley Nº 15.167, de 6 de agosto de 1981, el siguiente inciso:

"Para los casos de las expropiaciones que se tramitan en vía judicial, los depósitos deberán ser realizados en unidades indexadas en el Banco de la República Oriental del Uruguay, en una cuenta que se abrirá a la orden del juzgado, la que no generará gastos administrativos".

<u>Artículo 359</u>.- Agrégase al artículo 19 de la Ley Nº 10.751, de 25 de junio de 1946, el siguiente literal:

"G) Comparecer en los casos que el inmueble se encuentre afectado por un procedimiento expropiatorio, en todas sus instancias, ante el organismo expropiante en representación de la copropiedad. A tales efectos deberá presentar testimonio notarial del acta de su nombramiento".

Artículo 360.- Agrégase al artículo 4º de la Ley Nº 13.899, de 6 de noviembre de 1970, en la redacción dada por los artículos 707 de la Ley Nº 14.106, de 14 de marzo de 1973, 321 de la Ley Nº 16.170, de 28 de diciembre de 1990 y 257 de la Ley Nº 17.296, de 21 de febrero de 2001, el siguiente literal:

"C) Los planos remanentes de los inmuebles en régimen de propiedad horizontal, se rotularán con el nombre de "Plano Remanente de Expropiación y Modificación PH"".

Artículo 361.- Decláranse prescriptas a favor del Estado todas las áreas de terreno destinadas a rutas nacionales, que hubieran sido ocupadas de hecho y libradas al uso público con anterioridad al año 1985.

A efectos de identificar las áreas referidas en el inciso primero, se dictará en cada caso Resolución del Poder Ejecutivo, la que se inscribirá en el Registro de la Propiedad, Sección Inmobiliaria.

Cuando por la incorporación al dominio público de las áreas referidas en el inciso primero, se modifique el deslinde de predios que cuenten con plano de mensura inscripto de acuerdo a lo dispuesto en los literales A) y B) del artículo 4º de la Ley Nº 13.899, de 6 de noviembre de 1970, en la redacción dada por los artículos 707 de la Ley Nº 14.106, de 14 de marzo de 1973, 321 de la Ley Nº 16.170, de 28 de diciembre de 1990 y 257 de la Ley Nº 17.296, de 21 de febrero de 2001, se entregará por parte del Ministerio de Transporte y Obras Públicas plano de mensura del área remanente, a solicitud del propietario del inmueble afectado.

El mismo deberá hacer referencia a la Resolución mencionada en el inciso segundo de este artículo.

Artículo 362.- Sustitúyese el artículo 320 de la Ley Nº 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 223 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 320.- En caso de expropiaciones realizadas por el Ministerio de Transporte y Obras Públicas, si después de ejecutada la

obra que dio origen a la expropiación quedaren superficies no aptas para el destino fijado en la declaración de utilidad pública, el Ministerio podrá enajenar a los particulares las mismas, teniendo prioridad en el siguiente orden: primero, el expropiado y segundo, los propietarios de los inmuebles linderos a éstas. A sus efectos se considerará su valor sobre la base de la tasación de las oficinas técnicas del Ministerio o del precio establecido en remate público.

Podrá procederse en igual forma cuando cambien las circunstancias de hecho que determinaron su destino y dichas tierras se tornen innecesarias para el Estado.

Una vez que por resolución del Poder Ejecutivo se autorice la enajenación al titular del derecho de prioridad, el mismo tendrá un plazo de treinta días contados a partir de la notificación de la resolución que la dispone, para presentarse y realizar la escritura de compraventa con el Estado. Cumplido dicho plazo perderá el derecho y la preferencia a adquirir el bien".

Artículo 363.- Agrégase al artículo 40 de la Ley Nº 19.210, de 29 de abril de 2014, el siguiente inciso:

"Este artículo no será de aplicación en los casos de enajenación de bienes inmuebles por vía de expropiación".

Artículo 364.- En las enajenaciones de bienes inmuebles a favor del Estado por expropiación, incluso las que se realicen a título gratuito, no se requerirá escritura pública, documentándose por acta notarial la que se inscribirá en el Registro de la Propiedad correspondiente.

Deróganse el artículo 5º de la Ley Nº 13.899, de 6 de noviembre de 1970 y el artículo 706 de la Ley Nº 14.106, de 14 de marzo de 1973.

Artículo 365.- Sustitúyese el artículo 19 de la Ley Nº 3.958, de 28 de marzo de 1912, por el siguiente:

"ARTÍCULO 19.- Los representantes de menores o incapaces podrán consentir la enajenación de los bienes de sus administrados a favor del Estado, aceptar o en su caso oponerse a la tasación que realice la Administración, no requiriéndose en ningún caso autorización judicial".

Artículo 366.- Agréganse al artículo 85 de la Ley Nº 16.462, de 11 de enero de 1994, los siguientes incisos:

"Se exceptúa de lo dispuesto en el presente artículo a los instrumentos relativos a arrendamientos, expropiación, compraventa, cesiones de áreas u otro negocio jurídico que refiera a predios o fracciones de estos, cuyo destino sea el uso público o privado del Estado.

En este caso, el escribano actuante deberá dejar constancia del destino en el instrumento a inscribir".

Artículo 367.- Los planos de mensura que se confeccionen con motivo de expropiaciones, cualquiera sea su naturaleza, así como los de los inmuebles de dominio público, quedan exceptuados de lo dispuesto en el artículo 178 de la Ley Nº 17.296, de 21 de febrero de 2001.

Artículo 368.- Agrégase al artículo 15 de la Ley Nº 3.958, de 28 de marzo de 1912, en la redacción dada por el artículo 278 de la Ley Nº 17.296, de 21 de febrero de 2001, el siguiente inciso:

"Podrá prescindirse de las publicaciones por medio de edictos si el propietario del bien designado para expropiar, al notificarse de la respectiva resolución, acredita fehacientemente mediante el título y la información registral correspondiente, la legitimación sobre el inmueble a expropiar y acepta en el mismo acto el monto de la indemnización a percibir. Esta actividad se consignará por acta que formará parte del expediente, a partir de la cual se dictará la resolución de expropiación y se otorgará la correspondiente escritura de enajenación".

Artículo 369.- Desígnanse para expropiar por razones de utilidad pública dos fracciones de terreno ubicadas en la 4ª Sección Catastral, zona rural del departamento de Paysandú, señaladas en el plano parcelario del ingeniero

agrimensor Umberto Curi Lara, de 5 de diciembre de 2011 (plano adjunto a la Resolución Nº 424 CM del Poder Ejecutivo reunido en Consejo de Ministros, de 21 de diciembre de 2011), cuyos números de padrones en mayor área son el 4980 (cuatro mil novecientos ochenta) y el 4983 (cuatro mil novecientos ochenta y tres), declarados monumentos históricos por el artículo 6º de la Ley Nº 17.631, de 7 de mayo de 2003, a los efectos de crear el Parque Nacional Purificación.

Artículo 370.- Sustitúyese el artículo 20 del Decreto-Ley Nº 10.382, de 13 de febrero de 1943, en la redacción dada por los artículos 1º del Decreto-Ley Nº 14.197, de 17 de mayo de 1974 y 339 de la Ley Nº 14.106, de 14 de marzo de 1973, por el siguiente:

> "ARTÍCULO 20.- En propiedades linderas de todo camino público, cualquiera sea la categoría de suelo de que se trate, no se podrá levantar construcción de clase alguna dentro de una faja de quince metros de ancho a partir del límite de la propiedad privada con la faja de dominio público. Frente a las rutas nacionales, dicha faja tendrá un ancho de veinticinco metros, con excepción de las Rutas Nacionales primarias y corredores internacionales, frente a las cuales tendrá un ancho de cuarenta metros y de los "by pass" de centros poblados en que el ancho resultará de los estudios técnicos y por defecto será de cincuenta metros.
>
> Los retiros fijados en el presente artículo no podrán reducirse aun cuando se recategoricen los suelos, en tales casos los instrumentos de ordenamiento territorial deberán prever el establecimiento de calzadas de servicios con un ancho no menor a los 15 metros y cuyas conexiones a las rutas nacionales serán autorizadas por la Dirección Nacional de Vialidad del Ministerio de Transporte y Obras Públicas.
>
> Esta faja queda también sujeta a servidumbre de instalación y conservación de líneas telefónicas y de transporte y distribución de energía eléctrica. Esta servidumbre es de carácter gratuito, pero si su implantación causare perjuicios a la propiedad privada, esos perjuicios deberán ser indemnizados de acuerdo a derecho.-

En una zona de 400 metros de ancho medidos 200 metros a cada lado del eje de la faja de dominio público de las Rutas Nacionales de alto tránsito, no se podrán establecer centros educativos, deportivos o asistenciales sin autorización de la Dirección Nacional de Vialidad del Ministerio de Transporte y Obras Públicas.

En las Rutas 1, 9 y 200 y en aquellas que se declararen en el futuro de interés turístico se deberán mantener las zonas en condiciones decorosas, prohibiéndose el depósito de materiales, leña, escombros y similares, como asimismo, el estacionamiento de vehículos en reparación.
La limitación que prevé el primer inciso del presente artículo, no regirá con respecto a la colocación de publicidad debidamente autorizada."

Artículo 371.- Transfórmase en el Inciso 10 "Ministerio de Transporte y Obras Públicas", la "Dirección Nacional de Planificación y Logística" de la unidad ejecutora 001 "Despacho de la Secretaría de Estado y Oficinas Dependientes" creada por el artículo 462 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la unidad ejecutora 009, la que tendrá los siguientes cometidos:

A) La planificación estratégica, investigación y estudio para la toma de decisiones en el ámbito de atribuciones del referido Inciso.

B) La coordinación de los planes sectoriales de las distintas unidades ejecutoras del Inciso y en relación a los planes de los entes autónomos y servicios descentralizados que se vinculan con el Poder Ejecutivo a través de éste.

C) La promoción de la inversión privada en el sector.

D) La promoción y desarrollo de la actividad logística nacional, en coordinación con los actores públicos y privados involucrados.

El Poder Ejecutivo determinará los créditos presupuestales, recursos humanos, financieros y materiales a reasignar para dar cumplimiento a lo dispuesto en el inciso precedente.

Créase el cargo de Director de la unidad ejecutora Dirección Nacional de Planificación y Logística cuya remuneración será la correspondiente al artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Suprímense los cargos de particular confianza de Director Nacional de Planificación y Logística, creado por el artículo 463 de la Ley Nº 18.719, de 27 de diciembre de 2010 y de Director Nacional de Descentralización y Coordinación Departamental, creado por el inciso segundo del artículo 466 de la Ley Nº 18.719, en la unidad ejecutora 001 "Despacho de la Secretaría de Estado y Oficinas Dependientes".

Artículo 372.- Suprímense las dieciocho funciones de Coordinador Departamental creadas por el artículo 467 de la Ley Nº 18.719, de 27 de diciembre de 2010, a partir del 1º de marzo de 2016.

Artículo 373.- Los cargos de particular confianza del Inciso 10 "Ministerio de Transporte y Obras Públicas" de Director General de Transporte por Carretera, creado por el artículo 363 de la Ley Nº 15.809, de 8 de abril de 1986, Director General de Transporte Fluvial y Marítimo y Director General de Transporte Aéreo, creados por el artículo 75 de la Ley Nº 18.046, de 24 de octubre de 2006, pasarán a estar comprendidos en lo que refiere a su remuneración, en el literal C) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986, modificativas y concordantes.

La erogación resultante de la aplicación del inciso anterior, se financiará con cargo al programa 360 "Gestión y Planificación", reasignándose los créditos presupuestales del objeto del gasto 099.001 "Partida Proyectada", en la suma de $ 858.204 (ochocientos cincuenta y ocho mil doscientos cuatro pesos uruguayos) anuales, a los objetos correspondientes.

Artículo 374.- Asígnase al Inciso 10 "Ministerio de Transporte y Obras Públicas" una partida anual de $ 8.000.000 (ocho millones de pesos uruguayos) incluidos aguinaldo y cargas legales, con destino al pago de una compensación por compromisos de gestión colectivos, a los funcionarios de sus distintas áreas y dependencias, vinculados al cumplimiento de metas y objetivos establecidos en planes de trabajo específicos, aprobados por el inciso y sujetos al informe favorable y seguimiento de la Comisión de Compromiso de Gestión,

de acuerdo a lo establecido por el artículo 57 y siguientes de la Ley Nº 19.149, de 24 de octubre de 2013.

Reasígnanse en la Financiación 1.1 "Rentas Generales", las sumas de $ 3.570.919 (tres millones quinientos setenta mil novecientos diecinueve pesos uruguayos), del programa 360 "Gestión y Planificación", objeto del gasto 099.001 "Partida Proyectada" y de $ 4.429.081 (cuatro millones cuatrocientos veintinueve mil ochenta y uno pesos uruguayos), del programa 362 "Infraestructura Vial", objeto del gasto 095.002 "Fondos para Contratos Temporales Derecho Público", en ambos incluido aguinaldo y cargas legales, al objeto del gasto 042.531 "Compensación sujeta a Compromisos de Gestión" más aguinaldo y cargas legales. Dicha partida no podrá ser reforzada al amparo del artículo 72 de la Ley Nº 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 31 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 375.- El Ministerio de Transporte y Obras Públicas, podrá asignar, al personal obrero del Inciso afectado a las obras, un régimen horario semanal de cuarenta y ocho horas de labor. El incremento horario será autorizado mediante resolución fundada del jerarca del Inciso en que se explicite el financiamiento con cargo a los créditos del Inciso.

Artículo 376.- Autorízase al Inciso 10 "Ministerio de Transporte y Obras Públicas" a establecer una compensación mensual por asiduidad a abonar al personal obrero de la unidad ejecutora 005 "Dirección Nacional de Arquitectura" afectado a obras que se encuentre desempeñando efectivamente dichas tareas, con un máximo de hasta un 100% (cien por ciento) de 1 BPC (una Base de Contribuciones y Prestaciones). El Ministerio establecerá en la reglamentación pertinente, sin que implique costo presupuestal, las bases y condiciones bajo las cuales se hará efectiva dicha compensación. En ningún caso podrá recibir el beneficio el personal no afectado directamente a obras, ni aquel que no se encuentre efectivamente trabajando en las mismas.

Artículo 377.- Las concesiones que afecten un espacio territorial del recinto portuario (muelles, explanadas, depósitos, radas, etcétera) otorgadas al amparo de la Ley Nº 16.246, de 8 de abril de 1992, podrán prorrogarse por Resolución del Poder Ejecutivo con el asesoramiento de la Administración Nacional de Puertos, exigiéndose para ello:

1) La realización de nuevas inversiones, que impliquen la prestación de nuevos servicios, ampliación de los ya existentes o realización de obras, aun cuando no estén vinculadas a la concesión originaria, pero impliquen un mayor provecho económico y estratégico de los medios técnicos e inversiones destinados al desarrollo portuario y que guarden razonable equivalencia con las exigidas en el contrato original.

2) Asegurar una dotación de personal nacional en relación laboral estable para mantener y dar continuidad a los servicios derivados de su actividad, mientras dure la misma.

Artículo 378.- La potestad sancionatoria de la Administración Nacional de Puertos se ejercerá respecto de concesionarios, permisarios o personas autorizadas y en general respecto de todos aquellos que hayan solicitado servicios, suministros o utilizado infraestructura, por los actos, hechos u omisiones que les fueran imputables contrarios a una regla de derecho.

Artículo 379.- Sustitúyese el literal C) del artículo 236 de la Ley Nº 16.320, de 1º de noviembre de 1992, en la redacción dada por el artículo 212 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"C) Que no hubieran satisfecho sus obligaciones con la Dirección Nacional de Hidrografía y con la Administración Nacional de Puertos por el término de tres meses".

Artículo 380.- Facúltase a la Administración Nacional de Puertos a requerir los seguros y garantías que entienda pertinentes previo a la asignación de muelles, zonas de amarre y fondeo, respecto de los buques y embarcaciones que soliciten estadía prolongada, de acuerdo a la reglamentación, que con el asesoramiento de dicha Administración aprobará el Poder Ejecutivo.

Artículo 381.- Autorízase a la Administración Nacional de Puertos la explotación de los depósitos logísticos, a través de operadores especializados en las áreas destinadas al puerto logístico Punta Sayago y en todas las

terminales portuarias y los puertos administrados por la Administración Nacional de Puertos.

Artículo 382.- Autorízase a la Administración Nacional de Puertos a prestar el servicio comercial de dragado en todos los puertos de la República Oriental del Uruguay que se encuentren bajo la órbita de personas públicas o privadas, así como en canales que estén bajo jurisdicción nacional o en conjunto con otro Estado.

Cuando se dragüe en puertos deportivos o turísticos bajo jurisdicción de la Dirección Nacional de Hidrografía del Ministerio de Transporte y Obras Públicas, la tarifa será únicamente para financiar los costos de operación.

Transfiérense a la Administración Nacional de Puertos (ANP) las embarcaciones pertenecientes al Inciso 10 "Ministerio de Transporte y Obras Públicas" de la unidad ejecutora 004 "Dirección Nacional de Hidrografía", denominadas:

A) DHD 1 Draga reguladora, actividad tráfico.

B) DHD 2 Pontón refulador, actividad cabotaje – tráfico – dragado.

C) DHD 8 Draga, actividad cabotaje – tráfico.

D) DHR 2 Remolcador, actividad cabotaje – tráfico.

E) DRH 7 Vapor, actividad cabotaje.

Incorpórase mediante el mecanismo de la redistribución establecido en los artículos 15 y siguientes de la Ley Nº 18.719, de 27 de diciembre de 2010, en lo que corresponda, a los funcionarios de la Dirección Nacional de Hidrografía del Ministerio de Transporte y Obras Públicas afectados a tales embarcaciones, a la ANP siempre que medie conformidad expresa y por escrito de los funcionarios involucrados de acuerdo a las condiciones y en los plazos que determine la reglamentación.

Una vez realizada la redistribución, facúltase al Poder Ejecutivo a reasignar los créditos del Grupo 0 "Retribuciones Personales" correspondientes a las vacantes generadas por aplicación del inciso anterior, a gastos de funcionamiento, previo informe favorable del Ministerio de Economía y Finanzas, con destino a cubrir los trabajos de dragado en los puertos deportivos o turísticos bajo jurisdicción de la Dirección Nacional de Hidrografía.

Aquellos funcionarios que no acepten incorporarse a la ANP serán afectados a otros servicios de la Dirección Nacional de Hidrografía del Ministerio de Transporte y Obras Públicas.

Artículo 383.- Dispónese que el control de las empresas de transporte, en cuanto al cumplimiento de la normativa laboral y las infracciones a la misma, se efectuará una vez al año, en oportunidad de la renovación del Permiso Nacional de Circulación, comprendiendo a todas las empresas de transporte de cargas, sean profesionales o propias.

Artículo 384.- Las empresas concesionarias o permisarias que desempeñan o cumplen tareas en régimen de servicios regulares de transporte colectivo de pasajeros deberán presentar, anualmente en la Dirección Nacional de Transporte del Ministerio de Transporte y Obras Públicas, certificación profesional de sus estados contables, consistente en dictamen de auditoría o informe de revisión limitada efectuados por contador público de acuerdo a lo que dicte la reglamentación.

El Poder Ejecutivo reglamentará el presente artículo en un plazo de ciento ochenta días a partir de la promulgación de esta ley.

Artículo 385.- El transportista de carga es responsable de las infracciones al régimen de transporte de cargas en territorio nacional.

El dador o tomador de dichas cargas será solidariamente responsable de la sanción, siempre que la infracción tenga vinculación por hecho propio o por omisión de los controles que le correspondan, o por falencia o carencia de la documentación obligatoria que sobre la carga establezca la ley o su reglamentación.

Artículo 386.- La Dirección Nacional de Transporte del Ministerio de Transporte y Obras Públicas coordinará los procedimientos necesarios para la creación de un domicilio electrónico por empresa transportista de carga y pasajeros, mediante el cual se notificará la aplicación de la multa con carácter obligatorio, la que quedará aplicada desde el momento de la notificación. Asimismo se arbitrarán los procedimientos de descargos, sustanciación y resolución de los mismos.

El Poder Ejecutivo reglamentará el presente artículo.

Artículo 387.- Dispónese que en todos los asuntos de competencia del Inciso 10 "Ministerio de Transporte y Obras Públicas", el control de cargas, notificaciones personales de los trámites, multas, actos administrativos y peajes, se realizarán por medios informáticos o telemáticos, los cuales tendrán plena validez a todos los efectos.

El Ministerio de Transporte y Obras Públicas coordinará con la Agencia para el Gobierno Electrónico y Sociedad de la Información y el Conocimiento los medios y procedimientos necesarios para la creación de un domicilio electrónico por empresa transportista, de carga y de pasajeros así como para quienes realicen trámites en cualquiera de sus dependencias.

El Poder Ejecutivo reglamentará el procedimiento de comunicación y notificación electrónica.

Artículo 388.- Las empresas transportistas terrestres profesionales de carga oportunamente registradas en el Registro de la Dirección Nacional de Transporte del Ministerio de Transporte y Obras Públicas, constituidas como empresas unipersonales que realicen transporte nacional o internacional y dejen de operar bajo dicha modalidad comenzando a hacerlo bajo el tipo social de las sociedades anónimas nominativas, previsto en la Sección V del Capítulo II de la Ley Nº 16.060, de 4 de setiembre de 1989, podrán optar por mantener los mismos números de registro ante la Dirección Nacional de Transporte y la Dirección General Impositiva, que su antecesora.

La opción prevista en el inciso anterior, deberá formalizarse ante la referida Dirección Nacional de Transporte y la Dirección General Impositiva, en la forma y condiciones que establezca la reglamentación.

El Poder Ejecutivo establecerá los plazos que estime pertinentes a los efectos de habilitar el cambio previsto en el presente artículo.

Artículo 389.- El Ministerio de Transporte y Obras Públicas podrá apoyar a las empresas de transporte colectivo de pasajeros, cuando se encuentren en procesos de reordenamiento interno dirigidos a restablecer su equilibrio económico financiero, adelantando hasta el 80% (ochenta por ciento) de los subsidios abonados en el mes anterior a la empresa a que se efectúe el adelanto. La autorización de la presente norma no podrá implicar que los pagos realizados en el ejercicio superen el monto anual de crédito autorizado con destino a las políticas públicas hacia el sector del transporte colectivo de pasajeros por carretera, en todas sus categorías de servicio.

Artículo 390.- Autorízase al Inciso 10 "Ministerio de Transporte y Obras Públicas", unidad ejecutora 007 "Dirección Nacional de Transporte", a realizar convenios con el Banco de Previsión Social u otros organismos públicos o privados, con la finalidad de proporcionar los medios necesarios para el traslado de pacientes de escasos recursos al Hospital de Ojos del Centro Hospitalario del Norte "Gustavo Saint Bois", que necesiten tratamientos respecto a su intervención quirúrgica.

Artículo 391.- Sustitúyese el artículo 32 del Decreto-Ley Nº 14.650, de 12 de mayo de 1977, por el siguiente:

> "ARTÍCULO 32.- Las infracciones a lo establecido en la presente ley correspondientes al transporte de carga y pasajeros, a excepción de aquellas infracciones especialmente establecidas en los acuerdos o convenios que suscriba y ratifique la República, serán sancionadas por el Poder Ejecutivo con apercibimiento, multas o revocación de la autorización, según los casos.

Las multas se fijarán entre un mínimo de 2.600 UI (dos mil seiscientas unidades indexadas) y un máximo de 260.000 UI (doscientas sesenta mil unidades indexadas).

La descripción de las conductas infractoras y el monto de las sanciones, se regulará por el Reglamento que al respecto dicte el Poder Ejecutivo. A los efectos de su aplicación se considerará los antecedentes del infractor, su conducta frente a los hechos, la capacidad de la embarcación, la negligencia, dolo o culpa del infractor, la reincidencia y la afectación al servicio".

Artículo 392.- Los fondos recaudados por la emisión de la Guía de Carga creada por el artículo 271 de la Ley Nº 17.296, de 21 de febrero de 2001, quedarán excluidos de lo dispuesto en el artículo 594 de la Ley Nº 15.903, de 10 de noviembre de 1987.

Artículo 393.- El Órgano de Control de Transporte de Carga creado por el artículo 272 de la Ley N° 17.296, de 21 de febrero de 2001, sin perjuicio de las finalidades actuales, tendrá las siguientes de carácter no vinculante:

A) Asesorar al Poder Ejecutivo en:

- la definición, coordinación y evaluación de las políticas públicas referidas al transporte de carga;
- lo relativo a la demanda de transporte de carga en el país y la "capacidad de bodega" disponible para satisfacerla, a efectos de mantener un adecuado equilibrio;
- lo referente a las condiciones y los requisitos para la inscripción, mantenimiento y ejercicio de las empresas de transporte de carga ante la Dirección Nacional de Transporte;
- el establecimiento de instrumentos para estimular la actividad del sector transporte de cargas.

B) Efectuar recomendaciones en cuanto a los requisitos y condiciones para aumentar o disminuir las autorizaciones para incorporar o sustituir la flota en el transporte de carga nacional.

C) Recabar, tanto de entidades públicas como privadas, toda la información que considere necesaria a los efectos de poder dar cumplimiento a sus cometidos, a través de la Dirección General de Secretaría del Ministerio de Transporte y Obras Públicas.

Artículo 394.- Créase en el ámbito de la competencia del Inciso 10 "Ministerio de Transporte y Obras Públicas", unidad ejecutora 007 "Dirección Nacional de Transporte", el Registro Nacional de Cargadores, el que será implementado por la reglamentación correspondiente en el plazo máximo de ciento veinte días.

Artículo 395.- Créase el "Registro de Trazabilidad de Obra Pública" que funcionará en el Inciso 10 "Ministerio de Transporte y Obras Públicas", en la unidad ejecutora 005 "Dirección Nacional de Arquitectura".

Dicho Registro tendrá como cometido crear una base de datos pública en donde se registrarán todas las obras de construcción, modificación, reparación, conservación, mantenimiento o demolición realizadas en edificios pertenecientes al Estado persona pública mayor, a los Gobiernos Departamentales y a los entes autónomos y servicios descentralizados.

Los organismos mencionados en el inciso anterior deberán comunicar, a la Dirección Nacional de Arquitectura, dentro de los treinta días previos al inicio de las obras, todas las intervenciones edilicias señaladas y dentro de los treinta días posteriores a la finalización toda modificación que se haya realizado al proyecto de intervención original de la obra.

Los requisitos, el tipo de intervención, las formalidades y la información requerida para el registro de la obra en la base de datos que se crea serán establecidos por la reglamentación que dictará el Poder Ejecutivo.

Artículo 396.- Autorízase al Inciso 10 "Ministerio de Transporte y Obras Públicas", a contratar personal eventual no calificado, especializado, semitécnico o técnico para atender las necesidades de cada obra especifica cuya ejecucion, estudio, dirección y contralor esté a cargo de la unidad ejecutora 005 "Dirección Nacional de Arquitectura" bajo el régimen de

administración directa sea obra o proyecto hasta un máximo de trescientas personas.

Este régimen no será de aplicación para la contratación de ningún personal administrativo o de servicios.

El desempeño de dichas tareas eventuales no generará derecho a la permanencia de los funcionarios contratados bajo este régimen, cesando los mismos automáticamente una vez finalizada la obra para la cual fueron contratados. La remuneración se regirá por las condiciones de retribución de los funcionarios de la Dirección Nacional de Arquitectura y en ningún caso superará dichos montos.

La contratación se hará rigurosamente por sorteo en el caso de la mano de obra no calificada y por prueba de aptitud en los casos de mano de obra especializada, semitécnica.

Para la contratación de técnicos universitarios bajo este régimen, se realizará un llamado público a concurso de méritos estableciendo un orden de prelación que durará un máximo de dos años. Esto sin perjuicio del sistema de pasantías por convenio que pueda establecerse para estudiantes y egresados universitarios.

De la misma forma podrá establecer un orden de prelación, para la contratación de personas expertas en las diversas especialidades de construcción, con reconocida capacidad y solvencia, para ser convocadas a prestar funciones de asesoramiento y capacitación para obras concretas. En estos casos la duración del contrato no podrá extenderse por más de doce meses, aun cuando no haya finalizado la obra para la cual fue contratada. En ningún caso se podrá tener más de un contrato simultáneamente.

La erogación resultante de la aplicación del presente artículo se atenderá con cargo a fondos asignados a cada obra o proyecto realizado por la Dirección exclusivamente.

En ningún caso los trabajadores contratados bajo este régimen, cualquiera sea su especialidad o capacitación, podrán ser asignados a tareas

de carácter permanente en la administración, ya sea en comisión o recomendación de ningún tipo. La violación de este precepto aparejará la nulidad del acto y el cese automático del trabajador, sin perjuicio de la responsabilidad del jerarca.

El tiempo trabajado por el personal eventual contratado bajo el presente artículo será considerado como tiempo computable a los efectos de las prestaciones de Seguro por Desempleo que brinda el Banco de Previsión Social generando derecho a la percepción del subsidio si correspondiere.

Artículo 397.- Increméntanse en el Inciso 10 "Ministerio de Transporte y Obras Públicas", programa 362 "Infraestructura vial", unidad ejecutora 003 "Dirección Nacional de Vialidad", las asignaciones presupuestales destinadas a gastos de inversión en $ 855.000.000 (ochocientos cincuenta y cinco millones de pesos uruguayos) anuales a partir del ejercicio 2016.

Facúltase al Poder Ejecutivo a ajustar los créditos presupuestales destinados a inversión del Inciso 10 "Ministerio de Transporte y Obras Públicas", con excepción de los comprendidos en el artículo 54 del Decreto-Ley Nº 15.167, de 6 de agosto de 1981 y sus modificativas. El ajuste autorizado no podrá superar el monto resultante de la variación del Índice de Precios al Consumo correspondiente al ejercicio anterior sobre el monto ejecutado en dicho ejercicio y se incorporará a los créditos autorizados para todos los años subsiguientes.

Artículo 398.- Declárase en liquidación al ente autónomo Primeras Líneas Uruguayas de Navegación Aérea (PLUNA).

Artículo 399.- Encomiéndase al Directorio del ente autónomo Primeras Líneas Uruguayas de Navegación Aérea (PLUNA), la liquidación del patrimonio del ente, otorgándosele las facultades necesarias para su cumplimiento, entre otras:

A) Inventariar o ejecutar los activos y cancelar los pasivos del ente.

B) Comparecer directamente en representación del ente o por apoderado en los procesos judiciales en trámite, en los que eventualmente se le inicien o en los que el mismo promueva.

A partir de la vigencia de la presente ley, las únicas actividades que desarrollará el ente autónomo serán las que tengan por objeto ejecutar la liquidación, sin perjuicio de lo cual, mantendrá su personería jurídica a todos los efectos.

Asimismo comparecerá ante los procesos judiciales o de cualquier otra naturaleza que se tramiten en Uruguay o en el extranjero, ejerciendo la defensa activa o pasiva, cuando estos involucren al organismo o a los funcionarios comprendidos por el artículo 10 de la Ley Nº 18.931, de 17 de julio de 2012, como consecuencia del concurso y liquidación judicial de Primeras Líneas Aéreas Uruguayas Sociedad Anónima (PLUNA S.A.).

Artículo 400.- El personal del ente autónomo Primeras Líneas Uruguayas de Navegación Aérea (PLUNA) presupuestado, contratado bajo el régimen de función pública y aquellos contratados bajo la modalidad de contrato a término, regulado por los artículos 30 a 42 de la Ley Nº 17.556, de 18 de setiembre de 2002, cuyo vínculo se hubiere iniciado con anterioridad al 31 de diciembre de 2012, podrá declararse excedente por el Directorio de PLUNA ente autónomo.

El régimen de redistribución aplicable a estos funcionarios, será el establecido por los artículos 15 a 19 y 21 a 35 de la Ley Nº 18.719, de 27 de diciembre de 2010.

A los efectos de la adecuación presupuestal correspondiente, se tomarán en cuenta las retribuciones de la oficina de origen, debiéndose computar las partidas salariales, las compensaciones percibidas y todo monto gravado por contribución a la seguridad social.

Artículo 401.- Los gastos de funcionamiento del ente autónomo PLUNA, así como las retribuciones personales y las cargas legales de los funcionarios que el Directorio considere necesario que continúen prestando funciones en el organismo, serán atendidas con cargo al subsidio que percibe el referido ente, con cargo a Rentas Generales incluido en la presente ley.

Artículo 402.- Autorízase al Inciso 10 "Ministerio de Transporte y Obras Públicas" a transferir al Instituto Nacional de Logística, una partida anual de hasta $ 17.500.000 (diecisiete millones quinientos mil pesos uruguayos) como complemento para la financiación de sus actividades.

Dicho financiamiento se realizará con cargo al programa 366 "Sistema de Transporte", Proyecto 766 "Mantenimiento de Balanzas" de la unidad ejecutora 007 "Dirección Nacional de Transporte".

INCISO 11
MINISTERIO DE EDUCACIÓN Y CULTURA

Artículo 403.- Facúltase al Inciso 11 "Ministerio de Educación y Cultura", a reasignar los créditos disponibles del grupo 0 "Retribuciones Personales", en la Financiación 1.1 "Rentas Generales", incluidos los correspondientes al subgrupo 09 "Otras Retribuciones" al objeto del gasto 099.002 "Financiación de Estructuras Organizativas" a efectos de complementar el financiamiento del proceso de reestructura.

Facúltase al Poder Ejecutivo a reasignar en el Inciso 11 "Ministerio de Educación y Cultura" los créditos presupuestales de los objetos del gasto 031.004 "Contrato Temporal de Derecho Público " y 051.001 "Horas docentes" a fin de financiar la creación de cargos en el proceso de reestructura. Las reasignaciones serán realizadas en forma definitiva una vez efectuadas las designaciones en los cargos vacantes que se creen, y por el importe necesario para financiar las mismas. El personal que a la fecha en que deba realizarse la reasignación se encuentre prestando funciones financiadas con los créditos reasignados cesarán en sus funciones.

Las reasignaciones proyectadas al amparo de la presente norma deberán contar con informe favorable del Ministerio de Economía y Finanzas, previo a la presentación del proyecto de reestructura.

Una vez efectuadas las designaciones, deberán comunicarse a la Contaduría General de la Nación las reasignaciones de créditos que corresponda realizar.

Artículo 404.- Reasígnase en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 003 "Dirección Nacional de Cultura", Financiación 1.1 "Rentas Generales", del objeto del gasto 299.000 "Otros Servicios no personales" la suma de $ 5.000.000 (cinco millones de pesos uruguayos), al programa 340 "Acceso a la Educación", objeto del gasto 051.001 "Horas Docentes". Dicha partida incluye aguinaldo y cargas legales.

Artículo 405.- En oportunidad de cada Rendición de Cuentas, el Ministerio de Educación y Cultura presentará un informe correspondiente al ejercicio anterior con las contrataciones de artistas, cooperativas de artistas y oficios anexos, indicándose en cada caso su monto y procedimiento de contratación correspondiente.

Artículo 406.- Increméntanse en el Inciso 11 "Ministerio de Educación y Cultura", programa 340 "Acceso a la Educación" unidad ejecutora 001 "Dirección General de Secretaría", en la Financiación 1.1 "Rentas Generales", las partidas destinadas al pago de horas docentes, incluido aguinaldo y cargas legales, en $ 2.860.000 (dos millones ochocientos sesenta mil pesos uruguayos), para los Centros MEC.

Artículo 407.- Increméntanse en el Inciso 11 "Ministerio de Educación y Cultura", programa 340 "Acceso a la Educación", unidad ejecutora 001 "Dirección General de Secretaría", con cargo a la Financiación 1.1 "Rentas Generales", las partidas destinadas a horas docentes, incluido aguinaldo y cargas legales en $ 4.000.000 (cuatro millones de pesos uruguayos), para educación no formal.

Artículo 408.- Créase en el Inciso 11 "Ministerio de Educación y Cultura", programa 200 "Asesoramiento, Cooperación y Representación", como órgano desconcentrado del Ministerio de Educación y Cultura, sin perjuicio de la facultad de avocación de este último, la "Dirección de Asuntos Constitucionales, Legales y Registrales".

Será el órgano encargado de las políticas públicas del Ministerio de Educación y Cultura relacionadas a los servicios jurídicos de su competencia y tendrá las siguientes funciones:

i) La Coordinación de los servicios jurídicos, registrales y comisiones especiales relacionadas al ámbito jurídico. Los servicios incluidos en esta función serán determinados por resolución del Ministerio de Educación y Cultura.

ii) El relacionamiento internacional en materia de Justicia y la cooperación jurídica internacional.

iii) La promoción, la coordinación con otras Instituciones, y la implementación de políticas públicas en materia de acceso a la Justicia.

iv) Relevar la situación del Estado en materia de juicios en que este sea actor o demandado, a cuyos efectos los distintos organismos públicos y personas públicas no estatales enviarán la información pertinente, en la forma y plazos que determine el Poder Ejecutivo, remitir propuestas referentes a la mejora de la gestión y llevar un registro centralizado sobre la base de la información remitida, que se actualizará periódicamente.

v) El estudio de la normativa vigente, sugerencia de ajustes necesarios, y elaboración de proyectos normativos, con la finalidad del fortalecimiento del Estado de Derecho.

Artículo 409.- Suprímese la Dirección de Asuntos Constitucionales, Legales y Registrales del Ministerio de Educación y Cultura creada por el artículo 230 de la Ley Nº 17.930, de 19 de diciembre de 2005, dependiente de la unidad ejecutora 001 "Dirección General de Secretaría" del mismo Ministerio.

Transfiérese al órgano desconcentrado Dirección de Asuntos Constitucionales, Legales y Registrales creado en el artículo anterior los créditos presupuestales, así como los recursos humanos, financieros y

materiales asignados a la Dirección de Asuntos Constitucionales, Legales y Registrales.

El Poder Ejecutivo, a propuesta del Ministerio de Educación y Cultura, designará los créditos y recursos a reasignar, comunicándolo a la Contaduría General de la Nación, a efectos de dar cumplimiento a lo dispuesto en este artículo.

En ningún caso el personal afectado al órgano desconcentrado "Dirección de Asuntos Constitucionales, Legales y Registrales", proveniente de la anterior Dirección de Asuntos Constitucionales, Legales y Registrales, verá afectada su situación funcional y mantendrá sus remuneraciones de origen por todo concepto.

Transfórmase el cargo de Director de Asuntos Constitucionales, Legales y Registrales creado por el artículo 230 de la Ley Nº 17.930, de 19 de diciembre de 2005, en el cargo de Director de Asuntos Constitucionales, Legales y Registrales, con carácter de particular confianza y cuya remuneración será la prevista en el inciso primero del artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012, para Director de unidad ejecutora.

Artículo 410.- Reasígnase la Sección Asociaciones Civiles y Fundaciones incorporada por el artículo 294 de la Ley Nº 17.296, de 21 de febrero de 2001, al Registro de Personas Jurídicas de la unidad ejecutora 018 "Dirección General de Registros" del Inciso 11 "Ministerio de Educación y Cultura", así como sus recursos presupuestales, al órgano desconcentrado Dirección de Asuntos Constitucionales, Legales y Registrales.

Esta disposición entrará en vigencia una vez aprobada la reglamentación por el Poder Ejecutivo.

Artículo 411.- Increméntanse los créditos presupuestales en el Inciso 11 "Ministerio de Educación y Cultura", programa 340 "Acceso a la Educación", unidad ejecutora 002 "Dirección de Educación", con destino a Educación No Formal, para los ejercicios, los conceptos y por los montos que se detallan:

Programa	Proyecto	ODG	Concepto	2016	2017	2018	2019
340	000	299	Otros servicios no personales	1.200.000	4.000.000	4.000.000	4.000.000
340	000	051/001	Horas Docentes	15.000.000	40.000.000	40.000.000	40.000.000
340	971	799	Equipamiento y mobiliario de oficina	1.700.000	3.400.000	3.400.000	3.400.000
340	714	799	Adecuación de Inmuebles Centros CECAP	1.100.000	14.100.000	14.100.000	14.100.000

Artículo 412.- Asígnanse al Inciso 11 "Ministerio de Educación y Cultura", programa 340 "Acceso a la Educación", unidad ejecutora 002 "Dirección de Educación", con destino a Actividades Socioeducativas Modulares de Apoyo al Cambio Pedagógico, las siguientes partidas para gastos de funcionamiento, para los ejercicios y montos que se detallan:

ODG	CONCEPTO	2016	2017	2018	2019
559	Transferencias corrientes a otras Inst. sin fines de lucro	7.352.586	7.352.586	7.352.586	7.352.586
299	Servicios No Personales	283.850	298.850	298.850	298.850

Artículo 413.- Asígnanse en el Inciso 11 "Ministerio de Educación y Cultura", programa 340 "Acceso a la Educación", unidad ejecutora 002 "Dirección de Educación", Financiación 1.1 "Rentas Generales", con destino a Actividades Socioeducativas Modulares de Apoyo al Cambio Pedagógico para el pago de horas docentes, $ 2.995.382 (dos millones novecientos noventa y cinco mil trescientos ochenta y dos pesos uruguayos) para el ejercicio 2016 y una partida anual de $ 4.708.687 (cuatro millones setecientos ocho mil seiscientos ochenta y siete pesos uruguayos) a partir del ejercicio 2017, las que incluyen aguinaldo y cargas legales.

Artículo 414.- Increméntanse las asignaciones presupuestales del Inciso 11 "Ministerio de Educación y Cultura", programa 240 "Investigación fundamental", unidad ejecutora 011 "Instituto de Investigaciones Biológicas Clemente Estable", en $ 25.000.000 (veinticinco millones de pesos uruguayos), con Financiación 1.1 "Rentas Generales", que se distribuirá en:

A) Grupo 0 "Retribuciones Personales" $ 18.000.000 (dieciocho millones de pesos uruguayos), incluidos aguinaldo y cargas legales, para horas docentes.

B) Funcionamiento, objeto del gasto 199.000 "Otros bienes de consumo no incluidos en los anteriores", $ 2.000.000 (dos millones de pesos uruguayos).

C) Proyecto de Inversión 762 "Equipamiento Científico", $ 5.000.000 (cinco millones de pesos uruguayos).

Artículo 415.- Transfórmanse en el Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 011 "Instituto de Investigaciones Biológicas Clemente Estable", Programa 240 "Investigación Fundamental", los siguientes cargos vacantes:

Escalafón	Grado	Denominación	Escalafón	Grado	Denominación
A	10	Licenciado Bibliotecologia	C	10	Técnico en Administración
D	8	Especialista I Biblioteca	D	8	Técnico en Informática
E	4	Oficial I Tornero	C	4	Administrativo
F	1	Auxiliar IV Servicios	C	1	Secretaría Científica
F	1	Auxiliar IV Servicios	D	1	Técnico de Bioterio

Artículo 416.- Transfórmanse en el Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 011 "Instituto de Investigaciones Biológicas Clemente Estable", Programa 240 "Investigación Fundamental", la denominación y escalafón de los siguientes cargos:

Cargos a transformar				Cargos transformados			
Esc.	Grado	Denominación	Serie	Esc.	Grado	Denominación	Serie
A	16	Investigador Jefe	Profesional	A	16	Profesor Titular de Investigación	Profesional
D	13	Investigador	Asistente	A	13	Profesor Agregado de Investigación	Profesional
D	11	Investigador	Ayudante	A	11	Profesor Adjunto de Investigación	Profesional

Los mismos serán ocupados exclusivamente por los funcionarios cuya situación dio origen a las respectivas transformaciones. En ningún caso las transformaciones previstas en el presente artículo podrán significar lesión de derechos funcionales. Los cargos serán equiparados a los de la Universidad de la República como lo indica el artículo 202 de la Ley Nº 15.903, de 10 de noviembre de 1987, que establece el carácter docente de los investigadores del IIBCE y mantendrán su carácter de dedicación total.

Artículo 417.- Increméntase en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 001 "Dirección General de Secretaría", con cargo a la financiación 1.1 "Rentas Generales", en $ 18.000.000 (dieciocho millones de pesos uruguayos), la partida destinada al "Fondo de Fomento Cinematográfico y Audiovisual", creado por el artículo 7º de la Ley Nº 18.284, de 16 de mayo de 2008.

Artículo 418.- Asígnase en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 001 "Dirección General de Secretaría", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 4.000.000 (cuatro millones de pesos uruguayos) para financiar proyectos realizados en conjunto con Cinemateca Uruguaya.

Para la instrumentación y ejecución de la partida indicada en el inciso precedente se deberá suscribir convenio de cooperación entre Cinemateca Uruguaya y el Ministerio de Educación y Cultura, en el cual podrán intervenir otros organismos públicos. Dicho convenio tendrá como finalidad la adopción de medidas que contribuyan a preservar el archivo fílmico, así como elaborar e

implementar planes para la mejora de la gestión, el sostenimiento, el desarrollo y la promoción de las actividades de Cinemateca Uruguaya.

Artículo 419.- Agréganse al artículo 37 de la Ley Nº 18.437, de 12 de diciembre de 2008, los siguientes incisos:

"El Ministerio de Educación y Cultura llevará un Registro de Instituciones de Educación No Formal.

Compete al Ministerio de Educación y Cultura promover la profesionalización de los educadores del ámbito de la educación no formal".

Artículo 420.- El Poder Ejecutivo, a propuesta del Ministerio de Educación y Cultura, reglamentará el funcionamiento del Registro de Instituciones de Educación No Formal, creado por el artículo 37 de la Ley Nº 18.437, de 12 de diciembre de 2008, dentro de los ciento ochenta días siguientes a la promulgación de la presente ley.

Artículo 421.- Sustitúyense los artículos 92 a 94 de la Ley Nº 18.437, de 12 de diciembre de 2008, por los siguientes:

"ARTÍCULO 92. (Creación).- Créase en el Inciso 11 "Ministerio de Educación y Cultura", la Comisión Nacional de Educación No Formal (CONENFOR), la que estará integrada por dos delegados del Ministerio de Educación y Cultura, uno de los cuales la presidirá, un delegado de la Administración Nacional de Educación Pública y un delegado de la Universidad de la República.

ARTÍCULO 93. (Cometidos).- Son cometidos de la Comisión Nacional de Educación No Formal, asesorar al Ministerio de Educación y Cultura en todo lo relativo a la elaboración y ejecución de políticas en educación no formal y su articulación con la educación formal.

ARTÍCULO 94. (Del Grupo Consultivo de la Comisión Nacional de Educación No Formal (CONENFOR)).- Créase el Grupo Consultivo de la CONENFOR el que se integrará con un delegado del Ministerio de

Desarrollo Social, un delegado del Ministerio de Trabajo y Seguridad Social, un delegado del Ministerio de Turismo, un delegado de la Secretaría Nacional del Deporte, un delegado del Instituto del Niño y Adolescente del Uruguay, un representante de los educadores y dos representantes de las instituciones de educación no formal privada, registradas en el Ministerio de Educación y Cultura. El grupo sesionará a requerimiento de la CONENFOR y se reunirá conjuntamente al menos dos veces por año.

El Grupo Consultivo tendrá funciones de asesoramiento y consulta, así como iniciativa en materia de educación no formal, y promoverá la coordinación de programas y proyectos de educación no formal, los que serán ejecutados por el Ministerio de Educación y Cultura".

Artículo 422.- Sustitúyese la denominación del Capítulo XV - Título III, de la Ley Nº 18.437, de 12 de diciembre de 2008, por el siguiente: "COMISIÓN NACIONAL DE EDUCACIÓN NO FORMAL".

Derógase el artículo 95 de la Ley Nº 18.437, de 12 de diciembre de 2008.

Dispónese que todas las referencias hechas en leyes o decretos al Consejo de Educación No Formal, se entenderán realizadas a la Comisión Nacional de Educación No Formal.

Artículo 423.- Transfiérese en el Inciso 11 "Ministerio de Educación y Cultura", el Museo Nacional de Historia Natural y Antropología, división dependiente de la unidad ejecutora 012 "Dirección de Innovación, Ciencia y Tecnología para el Desarrollo" a la unidad ejecutora 003 "Dirección Nacional de Cultura".

El Poder Ejecutivo determinará los recursos humanos, materiales, financieros y créditos presupuestales a reasignar.

Artículo 424.- Sustitúyese el literal D) del artículo 213 de la Ley Nº 18.172, de 31 de agosto de 2007, en la redacción dada por el artículo 508 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"D) Supervisar las actividades del Museo Nacional de Artes Visuales, del Museo de Artes Decorativas Palacio Taranco, del Espacio de Arte Contemporáneo, del Museo Figari, y demás museos que funcionen bajo la dependencia del Ministerio de Educación y Cultura, así como del Instituto Nacional de las Artes Escénicas".

Artículo 425.- Autorízase a los museos dependientes del Inciso 11 "Ministerio de Educación y Cultura" a cobrar por la prestación de servicios y comercialización de reproducciones, publicaciones y bienes de divulgación de los mismos.

La Dirección Nacional de Cultura, con la finalidad prevista en el inciso anterior, podrá firmar convenios con personas e instituciones públicas o privadas, nacionales o extranjeras, sin perjuicio de lo dispuesto en el artículo 42 de la Ley Nº 19.037, de 28 de diciembre de 2012, en relación al apoyo de la gestión de los museos bajo administración estatal por parte de las asociaciones de amigos del museo o consejos de participación ciudadana.

Los recursos obtenidos serán destinados en su totalidad a financiar los gastos de funcionamiento e inversión de los museos a que refiere este artículo, no siendo de aplicación a dichos ingresos lo dispuesto por el artículo 594 de la Ley Nº 15.903, de 10 de noviembre de 1987.

Artículo 426.- Autorízase a la unidad ejecutora 007 "Archivo General de la Nación", del Inciso 11 "Ministerio de Educación y Cultura", a percibir ingresos por la prestación de servicios, tales como asesoramiento en gestión documental y archivístico y comercialización de reproducciones, publicaciones y bienes de divulgación de los mismos.

El Archivo General de la Nación asesorará al jerarca del Inciso en la firma de convenios con personas e instituciones públicas o privadas, nacionales o extranjeras, con la finalidad prevista en el inciso anterior.

Los recursos obtenidos serán destinados en su totalidad a financiar los gastos de funcionamiento e inversión de la mencionada unidad ejecutora, no siendo de aplicación a estos ingresos lo dispuesto en el artículo 594 de la Ley Nº 15.903, de 10 de noviembre de 1987.

Artículo 427.- Sustitúyese el artículo 1º de la Ley Nº 14.040, de 20 de octubre de 1971, por el siguiente:

"ARTÍCULO 1º.- Créase la Comisión del Patrimonio Cultural de la Nación, que funcionará en el ámbito del Ministerio de Educación y Cultura. Estará integrada por cuatro delegados del Ministerio de Educación y Cultura, uno de los cuales la presidirá, tres delegados del Poder Ejecutivo, que serán seleccionados entre personas con destacada trayectoria en el plano de la conservación, exhibición o desarrollo de bienes de valor artístico, cultural o histórico, un delegado del Ministerio de Transporte y Obras Públicas y un delegado de la Universidad de la República".

Artículo 428.- Agrégase al artículo 511 de la Ley Nº 18.719, de 27 de diciembre de 2010, el siguiente inciso:

"El Director General tendrá como cometidos la administración y ejecución de todo lo relativo a la unidad ejecutora 008 "Comisión del Patrimonio Cultural de la Nación".

Artículo 429.- La Comisión del Patrimonio Cultural de la Nación, creada por la Ley Nº 14.040, de 20 de octubre de 1971, integra la unidad ejecutora 008 "Comisión del Patrimonio Cultural de la Nación" del Inciso 11 "Ministerio de Educación y Cultura".

Artículo 430.- Sustitúyese el artículo 12 de la Ley Nº 14.040, de 20 de octubre de 1971, en la redacción dada por el artículo 290 de la Ley Nº 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 12.- La Comisión propondrá al Poder Ejecutivo la adquisición o expropiación de los monumentos históricos, toda vez que a su juicio existiere necesidad o conveniencia que lo justificare. Declárase de utilidad pública la expropiación de los bienes designados monumento histórico. Los propietarios de los inmuebles declarados monumento histórico podrán solicitar, en cualquier momento, la expropiación de los mismos al Poder Ejecutivo, siendo privativo de éste su realización".

Artículo 431.-. Sustitúyese el artículo 21 de la Ley Nº 14.040, de 20 de octubre de 1971, por el siguiente:

"ARTÍCULO 21.- Los bienes inmuebles declarados monumento histórico y que sean de propiedad particular, quedarán exonerados del Impuesto de Enseñanza Primaria y de los adicionales del Impuesto de Contribución Inmobiliaria, en tanto sus propietarios se ajusten a las obligaciones consagradas por la presente ley, a lo establecido para el caso por la Comisión del Patrimonio Cultural de la Nación y a las ordenanzas departamentales específicas".

Artículo 432.- Deróganse los artículos 265 y 266 de la Ley Nº 16.320, de 1º de noviembre de 1992.

Artículo 433.- Incorpórase al artículo 41 de la Ley Nº 16.871, de 28 de setiembre de 1997, como inciso segundo, el siguiente:

"Los mandantes o poderdantes, podrán revocar en forma genérica, total o parcialmente, los mandatos y poderes que hubieren otorgado, sin que deban especificar los detalles de los poderes que pretenden revocar. La misma circunstancia será aplicable a los apoderados o mandatarios que pretendan renunciar a poderes que les hubieran conferido".

Artículo 434.- Sustitúyese el inciso primero del artículo 64 de la Ley Nº 16.871, de 28 de setiembre de 1997, por el siguiente:

"ARTÍCULO 64.- El registrador calificará bajo su responsabilidad si el documento presentado a inscribir, en su totalidad, reúne las condiciones impuestas por la presente ley y demás leyes y reglamentos aplicables. Dicha calificación se realizará dentro del plazo de cinco días hábiles contados a partir del siguiente al día en que se haga efectivo el pago de la tasa registral, en los casos en que legalmente corresponda".

Artículo 435.- Agrégase al numeral 4) del artículo 65 de la Ley Nº 16.871, de 28 de setiembre de 1997, el siguiente inciso:

"La falta de pago de la tasa registral de inscripción, dentro del plazo perentorio de cinco días hábiles, a contar del siguiente a la fecha de presentación al Registro del documento inscribible, determinará el rechazo del trámite presentado. La calificación establecida en la legislación vigente, correrá a partir del día inmediato siguiente a la fecha de pago de la tasa respectiva".

Artículo 436.- Sustitúyese el acápite del artículo 74 de la Ley Nº 16.871, de 28 de setiembre de 1997, en la redacción dada por el artículo 259 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 74.- La Dirección General de Registros expedirá certificaciones de la información registral".

Incorpórase como último inciso, del mismo artículo, el siguiente:

"El Director General de Registros, por resolución fundada, establecerá los criterios para determinar los funcionarios autorizados a los efectos indicados en este artículo".

Artículo 437.- Sustitúyese el artículo 66 de la Ley Nº 16.871, de 28 de setiembre de 1997, por el siguiente:

"ARTÍCULO 66. (Contencioso Registral).- Presentado el documento a inscribir, la parte interesada o el profesional interviniente tendrán la carga de concurrir al Registro para conocer el resultado de la calificación. Si hubiese sido observado, se inscribirá provisoriamente.

Las referidas personas podrán subsanar las deficiencias o deducir oposición por escrito a la calificación efectuada por el registrador en el plazo de ciento cincuenta días corridos, contados a partir de la presentación del documento al Registro.

En caso de oposición, el Registrador elevará las actuaciones con su informe a la Dirección General de Registros dentro del plazo de diez días hábiles, la que resolverá previo informe de la Comisión Asesora

Registral, dentro de los treinta días corridos de recibidas. El transcurso del expresado plazo sin pronunciamiento, importará denegatoria ficta. Contra la resolución de la Dirección General de Registros podrán interponerse los recursos de revocación y jerárquico en subsidio. La inscripción será definitiva si el instrumento es admitido y quedará sin efecto si este fuere rechazado, sin perjuicio de la acción judicial que correspondiere.

Transcurrido el plazo previsto en el inciso segundo de este artículo, si no se hubieran subsanado las deficiencias observadas o deducido oposición, caducarán de pleno derecho la inscripción provisoria y los efectos de la presentación del documento al Registro".

Artículo 438.- Sustitúyese el inciso segundo del artículo 89 de la Ley Nº 16.871, de 28 de setiembre de 1997, en la redacción dada por el artículo 292 de la Ley Nº 18.362, de 6 de octubre de 2008, por el siguiente:

"Dicha protocolización será preceptiva en los casos previstos en el artículo 2º de la Ley Nº 12.480, de 19 de diciembre de 1957, en la redacción dada por el artículo 276 de la Ley Nº 16.320, de 1º de noviembre de 1992, y para los actos y negocios jurídicos que se presenten en el Registro Nacional de Actos Personales, en el Registro de Personas Jurídicas, en el Registro Nacional de Prendas sin Desplazamiento y en el Registro Nacional de Vehículos Automotores".

Artículo 439.- Autorízase a la unidad ejecutora 021 "Dirección General del Registro de Estado Civil" del Inciso 11 "Ministerio de Educación y Cultura", a conformar libros con hojas móviles con las inscripciones que realice debidamente suscriptas, e ingresar al sistema informático un relacionado de esos documentos.

Los testimonios de los relacionados ingresados al sistema informático, tendrán el mismo valor probatorio que los testimonios de las actas de los libros de estado civil de la Dirección General del Registro de Estado Civil.

Los documentos expedidos y extendidos con anterioridad a la fecha de entrada en vigencia de esta ley, se consideran válidos a todos los efectos.

Los Gobiernos Departamentales podrán emitir documentos vinculados a actas de partidas o relacionados de las mismas, que se encuentren en el Sistema de Gestión del Registro de Estado Civil, en la forma que la Dirección General del Registro de Estado Civil reglamente oportunamente, y tendrán el mismo valor probatorio que los testimonios de partidas de estado civil.

Se podrán emitir los documentos referidos en el inciso anterior respecto a actas expedidas y extendidas con anterioridad a la fecha de entrada en vigencia de la presente ley.

Artículo 440.- La unidad ejecutora 021 "Dirección General del Registro de Estado Civil" del Inciso 11 "Ministerio de Educación y Cultura", podrá expedir indistintamente documentos o testimonios referidos a actas contenidas en cualquiera de los libros previstos en la Ley Nº 1.430, de 11 de febrero de 1879 y sus modificativas, o de su versión digital, provenientes de cualquier organismo público con el cual se celebre convenios.

Artículo 441.- Sustitúyese el artículo 195 de la Ley Nº 18.834, de 4 de noviembre de 2011, por el siguiente:

> "ARTÍCULO 195.- Facúltase a la unidad ejecutora 024 "Sistema de Comunicación Audiovisual Nacional", del Inciso 11 "Ministerio de Educación y Cultura" a realizar contratos laborales de acuerdo con lo dispuesto por el artículo 54 de la Ley Nº 18.719, de 27 de diciembre de 2010, para desempeñar tareas de dirección de informativos, dirección y realización audiovisual, dirección de arte, dirección de fotografía, dirección de promociones, asesor de programación, programadores, realizadores audiovisuales, asistentes de la dirección, periodistas, reporteros, productores de programa, productores periodísticos, conductores o presentadores, columnistas, guionistas, corresponsales, locutores, operadores de radio, sonidistas de radio, fotógrafos de páginas web, gestores y vendedores publicitarios, encargados de relaciones públicas, técnicos de redes, editores, productores ejecutivos, en los casos que la unidad no cuente con funcionarios públicos capacitados para dichas tareas.

Facúltase al Poder Ejecutivo a ampliar dicha nómina cuando los avances asociados a la evolución de las comunicaciones requieran el desempeño de nuevas tareas.

Las contrataciones no podrán tener un plazo inicial superior a los veinticuatro meses. Al vencimiento del plazo se extingue la relación contractual, excepto que la Administración notifique en forma fehaciente su voluntad de renovación de dicha relación con una anticipación al vencimiento del plazo contractual, no inferior a treinta días. Cada renovación individual sucesiva al contrato original no podrá ser por un plazo superior a los veinticuatro meses.

Las contrataciones, así como sus modificaciones o renovaciones que se efectúen, estarán exceptuadas del procedimiento del Sistema de Reclutamiento y Selección de la Oficina Nacional del Servicio Civil.

Estos contratos serán compatibles con la percepción de ingresos públicos, así como ingresos jubilatorios o pensiones.

Las personas contratadas al amparo de los artículos 52 y 53 de la Ley Nº 18.719, de 27 de diciembre de 2010, para el desempeño de las tareas mencionadas en el inciso primero del presente artículo y que estén vigentes a la fecha de promulgación de la presente ley, podrán ser contratadas bajo esta modalidad, previa conformidad de los jerarcas de las unidades ejecutoras respectivas y del Inciso.

Habilítase a la Contaduría General de la Nación a realizar las reasignaciones de crédito correspondientes a los objetos del gasto que actualmente financian estas contrataciones".

Artículo 442.- Modifícase la denominación de la unidad ejecutora 016 "Servicio Oficial de Difusión, Radiotelevisión y Espectáculos" del Inciso 11 "Ministerio de Educación y Cultura", por la de "Servicio Oficial de Difusión, Representaciones y Espectáculos".

Artículo 443.- Los integrantes de los elencos, cuerpos o compañías artísticas del Servicio Oficial de Difusión, Representaciones y Espectáculos

(SODRE), que tengan menos de 60 años de edad serán evaluados anualmente a efectos de determinar si pueden continuar cumpliendo las funciones, actividades o tareas artísticas, en las categorías correspondientes. La realización de las pruebas anuales de aptitud y suficiencia será responsabilidad de un tribunal o jurado designado por el Consejo Directivo del SODRE, debiendo integrarse con un representante del elenco, cuerpo o compañía artística respectiva.

Los funcionarios que no puedan continuar integrando dichos elencos, cuerpos o compañías artísticas pasarán a prestar otros servicios dentro del SODRE, los cuales serán definidos por el Consejo Directivo de la institución, sin que ello afecte la remuneración salarial que corresponda al grado asignado a cada uno en el padrón.

Derógase el artículo 5° de la Ley Nº 11.549, de 11 de octubre de 1950.

Artículo 444.- Reasígnase en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 16 "Servicio Oficial de Difusión, Representaciones y Espectáculos", la suma de $ 1.600.000 (un millón seiscientos mil pesos uruguayos) desde el objeto del gasto 057.000 "Becas de trabajo y pasantía" al objeto del gasto 042.510 "Compensaciones especiales por funciones especiales", en la Financiación 1.1, "Rentas Generales".

Artículo 445.- Reasígnanse en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 016 "Servicio Oficial de Difusión, Representaciones y Espectáculos", las partidas en los objetos del gasto y fuentes de financiación que se detallan:

ODG	Descripción Objeto del Gasto	F.F.	Monto $
591.000	Otras Transferencias Corrientes	12	-8.374.295
299.000	Otros servicios no personales no incluidos en los anteriores	12	874.295
299.000	Otros servicios no personales no incluidos en los anteriores	11	7.500.000

Artículo 446.- Autorízase al Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 001 "Dirección General de Secretaría" a enajenar los inmuebles ubicados en el departamento de Montevideo, localidad catastral Montevideo, zona urbana, padrones número 2626, con frente a la calle Cerrito N° 205 al 207 y a la calle Maciel N° 1502 y 1506 por ser esquina; número 2627, con frente a la calle Maciel N° 1516; número 2853 con frente a la calle Cerrito N° 311 a 319 y número 97279, con frente a la calle Pando N° 2369, por sí o a través del fideicomiso al que refiere el inciso siguiente. La enajenación de los inmuebles tendrá como destino el crecimiento, mejoramiento y remodelación de la infraestructura edilicia y mobiliaria de las dependencias y servicios del Ministerio de Educación y Cultura.

Facúltase al Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 001 "Dirección General de Secretaría" a constituir un fideicomiso de administración, con el objeto de enajenar los bienes inmuebles citados en el inciso primero de este artículo y administrar su producido para adquirir, construir, refaccionar o remodelar bienes inmuebles, en función de las necesidades de funcionamiento de las nuevas oficinas de esa Secretaría de Estado.

Artículo 447.- Sustitúyese el artículo 2º de la Ley Nº 16.624, de 10 de noviembre de 1994, por el siguiente:

> "ARTÍCULO 2º.- El mencionado Fondo será administrado por la Comisión Nacional de Música, con personería jurídica, la que estará integrada por un miembro designado por el Ministerio de Educación y Cultura que la presidirá, un autor musical designado por la Asociación General de Autores del Uruguay, un músico designado por la Sociedad Uruguaya de Intérpretes, un músico designado por la Federación Uruguaya de Músicos y un músico designado por la Asociación Uruguaya de Músicos".

INCISO 12
MINISTERIO DE SALUD PÚBLICA

Artículo 448.- Compete al Poder Ejecutivo regular los programas integrales consagrados en el artículo 45 de la Ley Nº 18.211, de 5 de diciembre de 2007, definiendo las prestaciones, los estudios y los procedimientos diagnósticos,

terapéuticos y de rehabilitación, medicamentos y vacunas que forman parte de los mismos. Dichos programas serán los que las entidades públicas y privadas que integren el Sistema Nacional Integrado de Salud tendrán la responsabilidad y obligación de suministrar a toda la población usuaria de dicho Sistema.

Artículo 449.- Suprímese en el Inciso 12 "Ministerio de Salud Pública", la unidad ejecutora 105 "Dirección General del Sistema Nacional Integrado de Salud", reasignando los créditos presupuestales así como los recursos humanos, financieros y materiales a la unidad ejecutora 102 "Junta Nacional de Salud". Los cometidos definidos por el artículo 573 de la Ley Nº 18.719, de 27 de diciembre de 2010, serán ejercidos por la unidad ejecutora "Junta Nacional de Salud".

Créase en la unidad ejecutora 102 "Junta Nacional de Salud", un cargo de particular confianza de "Director General", el que quedará comprendido en el inciso primero del artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012, suprimiéndose el cargo creado por el artículo 574 de la Ley Nº 18.719, de 27 de diciembre de 2010.

El Poder Ejecutivo determinará los créditos y recursos a reasignar, comunicándolo a la Contaduría General de la Nación, a efectos de dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 450.- Sustitúyese el literal A) del artículo 29 de la Ley Nº 18.211, de 5 de diciembre de 2007, por el siguiente:

"A) Presidir sus sesiones y ejercer la Dirección General de la unidad ejecutora "Junta Nacional de Salud"".

Artículo 451.- Créase en el Inciso 12 "Ministerio de Salud Pública", la unidad ejecutora "Dirección General de Coordinación", la que tendrá los siguientes cometidos:

A) Impulsar una gestión coordinada entre las diversas dependencias del Ministerio de Salud Pública, a nivel nacional, regional, departamental y local.

B) Lograr un trabajo coordinado y de complementación asistencial entre los efectores públicos y privados del Sistema Nacional Integrado de Salud.

C) Contribuir al desarrollo de una estrategia de trabajo que favorezca el funcionamiento armónico del Inciso en el vínculo con los demás actores institucionales o sociales que componen el Sistema Nacional Integrado de Salud, así como la formulación de una estrategia acorde a tales fines.

Artículo 452.- La Red Integrada de Efectores Públicos de Salud (RIEPS) creada por el artículo 741 de la Ley Nº 18.719, de 27 de diciembre de 2010, pasará a depender de la unidad ejecutora 106 "Dirección General de Coordinación" del Inciso 12 "Ministerio de Salud Pública", debiendo transferirse las asignaciones presupuestales previstas para gastos de funcionamiento.

El representante de la unidad ejecutora "Dirección General de Coordinación" en la RIEPS presidirá el Consejo Directivo de la misma.

Artículo 453.- Suprímense en el Inciso 12 "Ministerio de Salud Pública" los cargos de particular confianza de Director de Programación Estratégica en Salud y de Coordinador General de Descentralización, creados respectivamente por los artículos 556 y 566 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Créase el cargo de particular confianza de Director de la unidad ejecutora 106 "Dirección General de Coordinación", el que quedará comprendido en el inciso primero del artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Artículo 454.- Transfiérense al Inciso 29 "Administración de los Servicios de Salud del Estado" los recursos humanos, materiales y financieros, afectados al Departamento de Clínicas Preventivas de la División Salud Ambiental y Ocupacional de la unidad ejecutora 103 "Dirección General de la Salud" del Inciso 12 "Ministerio de Salud Pública".

El Poder Ejecutivo determinará los créditos y recursos a reasignar, comunicándolo a la Contaduría General de la Nación, a efectos de dar cumplimiento a lo dispuesto en este artículo.

Artículo 455.- Autorízase al Inciso 12 "Ministerio de Salud Pública", unidad Ejecutora 103 "Dirección General de la Salud", a percibir ingresos por conceptos de registro anual, expedición de certificados y multas por incumplimiento de la normativa vigente, a las empresas usuarias de sustancias controladas, creando las tasas y multas correspondientes de acuerdo al siguiente detalle:

I) Tasa de Registro anual de barracas; depósitos; farmacias (de 1ª, 3ª, 4ª categoría); ferreterías, veterinarias, laboratorios de análisis y otros rubros: hasta 1.300 UI (mil trescientas unidades indexadas).

II) Tasa de Registro anual de distribuidores; farmacias (de 2ª y 5ª categoría); importadores o exportadores de industria farmacéutica, química o veterinaria: hasta 2.727 UI (dos mil setecientas veintisiete unidades indexadas).

III) Tasa de Registro anual de fabricantes o elaboradores de la industria farmacéutica química o veterinaria: hasta 4.365 UI (cuatro mil trescientas sesenta y cinco unidades indexadas).

IV) Emisión de constancia para transporte (yerba, medicamentos y otros): hasta 65 UI (sesenta y cinco unidades indexadas).

V) Emisión de certificado de no objeción: hasta 312 UI (trescientas doce unidades indexadas).

VI) Emisión de certificados de autorización de importación o exportación: hasta 626 UI (seiscientas veintiséis unidades indexadas).

VII) Infracciones a la normativa vigente sobre sustancias controladas, según su gravedad entre: 7.795 (siete mil setecientas noventa y cinco) y 311.791 UI (trescientas once mil setecientas noventa y una unidades indexadas).

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 456.- Quedan exceptuados de la prohibición establecida en el artículo 32 de la Ley Nº 11.923, de 27 de marzo de 1953, modificativas y concordantes, los profesionales de la salud que se desempeñen como suplentes en el sistema de emergencia en el Inciso 12 "Ministerio de Salud Pública", unidad ejecutora 104 "Instituto Nacional de Donación y Transplante de Células, Tejidos y Órganos".

En todos los casos se aplicará el límite de sesenta horas semanales de labor.

Artículo 457.- Incorpóranse las Unidades de Donación y Trasplante (UDT) a la Red Nacional de Donación y Trasplante, regulada por el artículo 570 de la Ley Nº 18.719, de 27 de diciembre de 2010, y por el artículo 214 de la Ley Nº 18.834, de 4 de noviembre de 2011.

Las UDT se categorizarán de acuerdo a su complejidad asistencial en:

A) Nivel I: Unidades de Donación y Trasplante instaladas en establecimientos de salud con o sin internación y sin unidad de terapia intensiva.

B) Nivel II: Unidades de Donación y Trasplante instaladas en establecimientos de salud con unidad de terapia intensiva.

II A: con servicio de neurocirugía.

II B: sin servicio de neurocirugía.

C) Nivel III: Unidades de Donación y Trasplante instaladas en establecimientos de salud con unidades de terapia intensiva y Programa Activo de Trasplante.

La reglamentación establecerá la fecha de entrada en vigencia de la presente norma, así como los recursos humanos que los prestadores públicos y privados del Sistema Nacional Integrado de Salud deberán aportar para el funcionamiento de las Unidades.

Artículo 458.- El Inciso 12 "Ministerio de Salud Pública" no podrá incrementar las transferencias a las comisiones de apoyo. Los créditos presupuestales que financian las transferencias a las referidas Instituciones no podrán ser reforzados ni recibir trasposiciones. Las transferencias que se destinen al pago de retribuciones personales, podrán modificarse únicamente por el ajuste salarial que disponga el Poder Ejecutivo con carácter general para los funcionarios de la Administración Central.

Artículo 459.- Autorízase al Inciso 12 "Ministerio de Salud Pública" a destinar una partida anual de $ 44.756.124 (cuarenta y cuatro millones setecientos cincuenta y seis mil ciento veinticuatro pesos uruguayos), incluidos aguinaldo y cargas legales, la que se financiará con los créditos presupuestales de las vacantes suprimidas por este artículo, a efectos de abonar compromisos de gestión a quienes presten efectivamente funciones en el Inciso, cualquiera sea su vínculo funcional, por el cumplimiento de metas funcionales e institucionales.

La Contaduría General de la Nación efectuará las reasignaciones que correspondan, en función de la distribución entre unidades ejecutoras y programas, que el Inciso comunicará en un plazo de noventa días a partir del inicio de cada ejercicio.

El Poder Ejecutivo reglamentará lo dispuesto en este artículo, previo informe de la Oficina de Planeamiento y Presupuesto y del Ministerio de Economía y Finanzas, condicionado a la efectiva existencia de créditos presupuestales.

El incumplimiento de las condiciones reglamentariamente establecidas determinará la pérdida de la compensación correspondiente. Los funcionarios no podrán percibir más de una partida derivada de la suscripción de compromisos de gestión.

Suprímense en el Inciso 12 "Ministerio de Salud Pública", en las unidades ejecutoras y programas que se indican, con la finalidad prevista en el inciso primero de este artículo, las siguientes vacantes:

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
1	441	25.428	2	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	CONTADOR
1	441	25.428	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	CONTADOR
1	441	25.428	4	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	CONTADOR
1	441	25.504	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	5	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	10	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	11	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	12	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	13	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	14	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.504	16	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
1	441	25.509	2	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.509	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.509	7	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.509	8	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
1	441	25.509	9	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.509	10	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.509	11	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
1	441	25.511	2	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	ESCRIBANO
1	441	25.511	4	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	ESCRIBANO
1	441	28.108	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	MÉDICO CIRUJANO
1	441	28.110	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	ODONTÓLOGO
1	441	28.115	2	1.000	PRESUPUESTADOS CIVILES	A	10	TÉCNICO I	ABOGADO
1	441	25.429	2	1.000	PRESUPUESTADOS CIVILES	C	12	DIRECTOR DE DIVISIÓN II	ADMINISTRATIVO
1	441	28.117	1	1.000	PRESUPUESTADOS CIVILES	D	9	ESPECIALISTA I	SERVICIOS ASISTENCIALES
1	441	25.505	1	1.000	PRESUPUESTADOS CIVILES	D	13	ESPECIALISTA EN PRENSA Y RELACIONES PÚBLICAS	
1	441	25.425	1	1.000	PRESUPUESTADOS CIVILES	E	10	JEFE DE TALLER	OFICIOS
1	441	25.425	2	1.000	PRESUPUESTADOS CIVILES	E	10	JEFE DE TALLER	OFICIOS
1	441	25.493	1	1.000	PRESUPUESTADOS CIVILES	F	8	JEFE DE DEPARTAMENTO	CONSERJERÍA
1	441	25.491	2	1.000	PRESUPUESTADOS	R	10	ANALISTA	

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
					CIVILES			PROGRAMADOR	
1	441	25.506	1	1.000	PRESUPUESTADOS CIVILES	R	11	JEFE DE SECCIÓN	COMPUTACIÓN
103	440	27.432	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.432	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.432	4	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.432	5	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.432	7	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.432	9	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	440	27.525	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	440	27.525	9	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	440	27.584	7	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	440	27.584	8	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	440	27.584	10	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	440	27.431	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	10	1.000	PRESUPUESTADOS	A	8	TÉCNICO III	PROFESIONAL

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
					CIVILES				EN SALUD
103	441	27.431	13	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	16	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	20	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	26	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	30	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	31	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	33	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	34	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	38	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	39	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	41	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	45	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	47	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	48	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
103	441	27.431	49	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	50	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	51	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	52	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	54	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.431	55	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL EN SALUD
103	441	27.526	10	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.526	18	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.526	19	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.526	33	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.526	34	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.526	35	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	PROFESIONAL
103	441	27.532	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO O QUÍMICO
103	441	27.532	2	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO QUÍMICO
103	441	27.572	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO CARDIÓLOGO

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
103	441	27.583	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	3	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	4	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	14	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	15	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	19	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	25	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	35	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	36	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	37	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	38	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	39	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	41	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	42	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
103	441	27.583	47	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
103	441	27.586	4	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	QUÍMICO FARMACÉUTICO
103	440	27.430	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	440	27.430	3	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	440	27.430	4	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	440	27.530	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	VETERINARIO
103	441	27.429	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	2	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	3	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	4	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	5	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	6	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	7	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	8	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	10	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	12	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE.
103	441	27.429	13	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	14	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	15	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	16	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	17	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	18	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	27.429	19	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	PROFESIONAL EN SALUD
103	441	28.237	1	1.800	CONTRATOS PERMANENTES CIVILES	A	9	TÉCNICO II	MÉDICO
103	441	28.860	1	1.000	PRESUPUESTADOS CIVILES	A	9	TÉCNICO II	MÉDICO HEMOTERAPIA
103	441	27.573	1	1.000	PRESUPUESTADOS CIVILES	A	10	JEFE DE SERVICIOS	MÉDICO O QUÍMICO
103	441	28.543	1	1.000	PRESUPUESTADOS CIVILES	A	10	JEFE DE SERVICIOS	PROFESIONAL EN SALUD
103	441	28.859	1	1.000	PRESUPUESTADOS CIVILES	A	10	TÉCNICO I	PROFESIONAL EN SALUD
103	441	28.388	1	1.000	PRESUPUESTADOS CIVILES	A	12	TÉCNICO PROFESIONAL	PROFESIONAL DE APOYO EN SALUD
103	441	28.857	1	1.800	CONTRATOS PERMANENTES CIVILES	A	13	SUB DIRECTOR DE INSTITUTO I	VETERINARIO

UE	PROG.	PUESTO	PLAZA	REG.PLAZA	DESCRIPCIÓN	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
103	441	27.518	1	1.000	PRESUPUESTADOS CIVILES	E	9	SUBJEFE DE TALLER	OFICIOS
104	440	27.839	5	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
104	440	27.839	16	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO
104	443	27.840	1	1.000	PRESUPUESTADOS CIVILES	A	8	TÉCNICO III	MÉDICO

Artículo 460.- Reasígnanse en el Inciso 12 "Ministerio de Salud Pública", en la Financiación 1.1 "Rentas Generales", las siguientes partidas:

U.E.	Programa	Objeto del Gasto		Monto ($)
001	440	099.001	Partida Proyectada	-3.938.476
001	441	042.520	Compensación especial por cumplir condiciones específicas	-3.242.476
001	441	095.002	Fondo para Contratos Temporales Dcho. Público	-4.452.703
103	441	092.000	Partidas globales a distribuir	-8.223.863
104	443	095.002	Fondo para Contratos Temporales Dcho. Público	-142.482
001	441	299.000	Otros servicios no personales no incluidos en los anteriores	11.000.000
001	441	559.000	Transferencias Corrientes A Otras Instit. Sin Fines De Lucro	9.000.000

Asígnase al Inciso 29 "Administración de los Servicios de Salud del Estado" las competencias y atribuciones a que refieren los incisos segundo y tercero del artículo 265 de la Ley Nº 19.149, de 24 de octubre de 2013, así como la suma de $ 8.223.863 (ocho millones doscientos veintitrés mil ochocientos sesenta y tres pesos uruguayos) anuales de la unidad ejecutora 001, Programa 441, objeto del gasto 559.000 "Transferencias corrientes a otras Instituciones sin fines de lucro" del Inciso 12 "Ministerio de Salud Pública".

Artículo 461.- La dispensación de medicamentos, procedimientos o dispositivos terapéuticos que no se encuentren debidamente aprobados y

registrados ante el Ministerio de Salud Pública, solamente se admitirá en los casos taxativamente enumerados en la normativa vigente y en los incluidos en el marco de ensayos clínicos realizados conforme a derecho.

Artículo 462.- La aprobación y registro en el Ministerio de Salud Pública de especialidades farmacéuticas deberá ser precedida de informe técnico favorable de eficacia y seguridad. La incorporación de dichas especialidades al Formulario Terapéutico de Medicamentos y a los programas integrales de prestaciones consagrados en el artículo 45 de la Ley Nº 18.211, de 5 de diciembre de 2007, deberá contar, para el caso de los medicamentos a financiar por el Fondo Nacional de Recursos, con informe técnico previo realizado por representantes de la Facultad de Medicina, del cuerpo médico nacional, del Ministerio de Salud Pública y del Fondo Nacional de Recursos en el marco de la Comisión Técnica Asesora creada por el artículo 10 de la Ley Nº 16.343, de 24 de diciembre de 1992, que establezca que existe evidencia científica sobre el mayor beneficio clínico para el paciente con relación a los que ya existen en dicho formulario para la misma indicación médica. Además se deberán realizar estudios de evaluación económica y de costo efectividad, según las recomendaciones de la Organización Mundial de la Salud (OMS), y análisis de impacto presupuestal que asegure la sustentabilidad para el Sistema Nacional Integrado de Salud.

Artículo 463.- El Fondo Nacional de Lucha contra el SIDA, creado por el artículo 403 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 361 de la Ley Nº 17.296, de 21 de febrero de 2001, financiará el suministro de los medicamentos para el tratamiento de la enfermedad definidos por el Ministerio de Salud Pública, previo informe de la Comisión Asesora del Formulario Terapéutico Nacional, de acuerdo a la normatización y protocolización que dicho Ministerio defina, para los usuarios del Sistema Nacional Integrado de Salud.

Artículo 464.- Los convenios de gestión a los que refiere el artículo 276 de la Ley Nº 18.834, de 4 de noviembre de 2011, serán elaborados por el Fondo Nacional de Recursos, incluyendo los criterios establecidos en el inciso segundo de dicho artículo.

Los institutos y entidades comprendidos en el inciso primero del citado artículo, deberán adherir al convenio de gestión en el plazo máximo de ciento ochenta días contados a partir de la notificación del texto del convenio al adherente.

En caso que los institutos e instituciones referidos no suscriban el convenio de gestión en el plazo mencionado o incumplan el mismo, además de las facultades a que refiere el artículo 276 de la Ley Nº 18.834, de 4 de noviembre de 2011, no accederán, en tanto persista el incumplimiento, al certificado que acredita estar al día en el cumplimiento de sus obligaciones con el Fondo Nacional de Recursos, que les habilita a realizar cualquier tipo de gestión ante el Banco de Previsión Social y los Ministerios de Economía y Finanzas, de Trabajo y Seguridad Social y de Salud Pública.

Artículo 465.- Facúltase al Fondo Nacional de Recursos para realizar auditorías en las historias clínicas de los pacientes de los institutos y entidades a quienes se les financien actos médicos o medicamentos por parte del referido Fondo, a efectos de realizar una debida evaluación del cumplimiento de las obligaciones asumidas en los convenios de gestión a que refiere el artículo 276 de la Ley Nº 18.834, de 4 de noviembre de 2011 y concordantes. Los institutos y entidades referidas deberán comunicar dicho extremo a sus beneficiarios o afiliados.

Artículo 466.- Facúltase al Poder Ejecutivo para determinar los mecanismos de intercambio de información clínica con fines asistenciales, a través del Sistema de Historia Clínica Electrónica Nacional, a efectos de garantizar el derecho a la protección de la salud de los habitantes y el acceso a las redes integradas de servicios de salud, de conformidad con lo establecido por la Ley Nº 18.211, de 5 de diciembre de 2007. En el intercambio de información clínica se asegurará la confidencialidad de la información en concordancia con la Ley Nº 18.331, de 11 de agosto de 2008 (Ley de Protección de Datos Personales).

Artículo 467.- La receta médica electrónica se considera plenamente admisible, válida y eficaz de conformidad con lo dispuesto por la Ley Nº 18.600, de 21 de setiembre de 2009, cumpliendo con los siguientes contenidos mínimos: forma farmacéutica, posología, vía de administración y concentración

del medicamento implicado, identificación del prescriptor, identificación del usuario y vigencia en función de la fecha de expedición de la receta.

El Poder Ejecutivo reglamentará los procesos electrónicos para la prescripción, la expedición y el control de las recetas electrónicas de estupefacientes y psicofármacos, previo a la aplicación de la norma referida.

INCISO 13
MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL

Artículo 468.- Los funcionarios profesionales abogados, pertenecientes al escalafón A, que a la fecha de vigencia de la presente ley presten efectivamente funciones en la División Jurídica de la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", podrán optar por quedar comprendidos en el régimen de dedicación exclusiva. Aquellos funcionarios que no opten por el régimen de dedicación exclusiva serán trasladados a otras unidades organizativas del Inciso.

Los funcionarios profesionales abogados pertenecientes al escalafón A que ingresen, mediante ascenso, rotación o concurso público, a la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social", División Jurídica, quedarán comprendidos en el régimen de dedicación exclusiva.

A los efectos de la presente norma, se entiende por dedicación exclusiva el régimen por el cual el funcionario no podrá realizar directa o indirectamente ninguna actividad pública o privada rentada u honoraria, excepto el ejercicio de:

A) La docencia en instituciones públicas o privadas.

B) Producción y creación literaria, artística, científica y técnica, siempre que no se origine en una relación de dependencia.

C) Actividades deportivas y artísticas fuera de la relación de dependencia.

D) Actividades derivadas de la administración del patrimonio personal o familiar (padres, hijos, cónyuges y concubinos), siempre que dicho patrimonio no se encuentre vinculado a la prestación de servicios profesionales, ni implique la prestación de servicios, ni tenga relación alguna con las actividades de la Inspección General de Trabajo y de la Seguridad Social.

Las tareas permitidas no pueden obstaculizar la función específica de los profesionales en la Inspección General del Trabajo y de la Seguridad Social.

Cuando se compruebe mediante el procedimiento administrativo correspondiente que un funcionario sujeto al régimen de exclusividad establecido en el presente artículo, realiza actividades incompatibles con dicho régimen, será excluido del mismo y trasladado a otra unidad organizativa por resolución fundada del jerarca del Inciso, sin perjuicio de los procedimientos disciplinarios y sanciones que correspondieren.

El horario a cumplir de los profesionales abogados pertenecientes al escalafón A, comprendidos en el presente régimen, será como mínimo de ocho horas diarias y cuarenta horas semanales de labor, con permanencia a la orden y con la obligación de concurrir al interior del país cuando el jerarca lo disponga.

Establécese la siguiente estructura de la División Jurídica de la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social" del Inciso 13 "Ministerio de Trabajo y Seguridad Social" y las remuneraciones nominales mensuales que percibirán los profesionales abogados, pertenecientes al escalafón A, por todo concepto:

Hasta 1 cargo Profesional Abogado A grado 4 con una retribución de $ 69.000 (sesenta y nueve mil pesos uruguayos).

Hasta 14 cargos Profesional Abogado A10 con una retribución de $ 86.000 (ochenta y seis mil pesos uruguayos).

Hasta 2 cargos Profesional Abogado A13 con una retribución de $ 89.000 (ochenta y nueve mil pesos uruguayos).

Hasta 1 Función de Conducción de Dirección $ 92.000 (noventa y dos mil pesos uruguayos).

Estas retribuciones recibirán únicamente los ajustes salariales que otorgue el Poder Ejecutivo para la Administración Central.

Transfiérese, para la financiación de las compensaciones establecidas en el presente artículo, la suma de $ 8.197.923 (ocho millones ciento noventa y siete mil novecientos veintitrés pesos uruguayos) anuales, incluidos aguinaldo y cargas legales, del objeto del gasto 092.000 "Partida Global a Distribuir" al objeto del gasto 042.524 "Dedicación exclusiva".

Artículo 469.- Los funcionarios profesionales y técnicos pertenecientes a los escalafones A y B del Inciso 13 "Ministerio de Trabajo y de la Seguridad Social" que presten funciones de consultas, negociación individual y negociación colectiva, en la unidad ejecutora 002 "Dirección Nacional de Trabajo" o en la unidad ejecutora 004 "Dirección Nacional de Coordinación en el Interior", percibirán una compensación especial, equivalente al 25% (veinticinco por ciento) de las retribuciones sujetas a montepío, excluidas las partidas variables, la prima por antigüedad, los beneficios sociales y la compensación por tareas de mayor responsabilidad dispuesta por el artículo 5° de la Ley N° 18.996, de 7 de noviembre de 2012. La asignación de funciones a las que refiere este inciso, sólo podrá realizarse en tanto exista financiamiento de acuerdo a lo establecido en el inciso cuarto del presente artículo.

Los funcionarios que al 7 de noviembre de 2012 estaban asignados a las funciones señaladas y que a la fecha de vigencia de la presente ley perciben la compensación especial del 25% (veinticinco por ciento) dispuesta por el artículo 216 de la Ley N° 18.996, de 7 de noviembre de 2012, continuarán percibiéndola.

Asimismo los funcionarios que, a la fecha de vigencia de la presente ley, perciben la antedicha compensación especial por el desempeño de tareas de asesoramiento ante el Poder Judicial y el Banco de Seguros del Estado en los casos de trabajadores siniestrados y sus causahabientes (artículo 59 de la Ley N° 16.074, de 10 de octubre de 1989), continuarán percibiéndola, no

generando derecho a la compensación especial del inciso primero de este artículo, cuando sean asignados a alguna de las funciones allí previstas.

La base de cálculo de la compensación a que refiere este artículo, quedará determinada por las partidas presupuestales vigentes a la fecha de promulgación de la presente ley, recibiendo únicamente los aumentos que se dispongan con carácter general para los funcionarios públicos de la Administración Central.

Reasígnanse, con destino a financiar lo dispuesto en este artículo, en las unidades ejecutoras que se indican, del objeto del gasto 092.000 "Partida Global a Distribuir", incluidos aguinaldo y cargas legales, al objeto del gasto 042.520 "Compensación especial para cumplir condiciones específicas", las siguientes partidas anuales, más aguinaldo y cargas legales: $ 8.000.000 (ocho millones de pesos uruguayos) de la unidad ejecutora 001 "Dirección General de Secretaría", $ 1.189.146 (un millón ciento ochenta y nueve mil ciento cuarenta y seis pesos uruguayos) de la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social", $ 700.000 (setecientos mil pesos uruguayos) de la unidad ejecutora 003 "Dirección Nacional de Empleo".

Derógase el artículo 216 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Artículo 470.- Asígnase una partida de $ 1.000.000 (un millón de pesos uruguayos) anuales con destino a financiar una única compensación especial que percibirán hasta quince funcionarios delegados del Poder Ejecutivo en los Consejos de Salarios, que sean designados como Presidente en uno o varios Grupos de Actividad de los Consejos de Salarios y mientras desempeñen dicha función. La compensación será de hasta el 10% (diez por ciento) de las retribuciones sujetas a montepío, excluidas las partidas variables, la prima por antigüedad, los beneficios sociales y la compensación por tareas de mayor responsabilidad dispuesta por el artículo 5° de la Ley Nº 18.996, de 7 de noviembre de 2012.

Reasígnanse con destino a financiar lo dispuesto en este artículo, en las unidades ejecutoras que se indican, del objeto del gasto 092.000 "Partida Global a Distribuir" incluidos aguinaldo y cargas legales, al objeto del gasto 042.520 "Compensación especial para cumplir condiciones específicas", las

siguientes partidas anuales más aguinaldo y cargas legales: $ 172.221 (ciento setenta y dos mil doscientos veintiún pesos uruguayos), de la unidad ejecutora 001 "Dirección General de Secretaría", $ 580.000 (quinientos ochenta mil pesos uruguayos) de la unidad ejecutora 003 "Dirección Nacional de Empleo", y $ 80.000 (ochenta mil pesos uruguayos) de la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social".

Cuando la compensación se abone a funcionarios que prestan funciones en comisión en la unidad ejecutora 002 "Dirección Nacional de Trabajo" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", la misma no podrá superar el máximo que percibiría un funcionario perteneciente al grado 10 de la referida unidad ejecutora.

Artículo 471.- Habilítase en el Inciso 13 "Ministerio de Trabajo y Seguridad Social", unidad ejecutora 002 "Dirección Nacional de Trabajo" una partida anual de $ 4.356.975 (cuatro millones trescientos cincuenta y seis mil novecientos setenta y cinco pesos uruguayos), en el objeto del gasto 042.520 "Compensación especial por cumplir condiciones específicas", con destino al pago de una compensación especial a los funcionarios profesionales y técnicos pertenecientes a los escalafones A y B que efectivamente presten funciones en consultas y audiencias de conciliación de conflictos individuales, en la División Negociación Individual de la unidad ejecutora 002 "Dirección Nacional de Trabajo" y tengan incompatibilidad en el ejercicio de su profesión con la especialidad laboral.

El derecho a percibir la compensación prevista en el inciso anterior se generará por el cumplimiento de metas y objetivos que fije la Dirección de la unidad ejecutora 002 "Dirección Nacional de Trabajo".

Cuando se compruebe mediante el procedimiento administrativo correspondiente, que funcionarios profesionales y técnicos pertenecientes a los escalafones A y B sujetos a la incompatibilidad en el ejercicio de su profesión con la especialidad laboral, realizan actividades incompatibles con dicho régimen, perderán automáticamente la presente compensación sin perjuicio de las investigaciones y sanciones que correspondiere.

La compensación prevista en el inciso primero será financiada con los créditos presupuestales asociados a los cargos que se suprimen, según el siguiente detalle:

INCISO	U.E.	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
13	1	C	6	Administrativo I	Administrativo
13	7	C	2	Administrativo V	Administrativo
13	7	C	4	Administrativo III	Administrativo
13	7	A	8	Asesor VI	Escribano
13	2	A	10	Asesor IV	Profesional
13	2	C	5	Administrativo II	Administrativo
13	2	B	10	Técnico II	Técnico
13	2	C	7	Administrativo	Administrativo

Artículo 472.- Créase en el Inciso 13 "Ministerio de Trabajo y Seguridad Social", unidad ejecutora 002 "Dirección Nacional de Trabajo", un cargo de particular confianza que se denominará Subdirector Nacional de Trabajo, el que deberá ser ocupado por una persona de probada idoneidad técnica y se encontrará comprendido a efectos de su retribución, en el literal c) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986 y sus modificativas.

La creación dispuesta en el inciso anterior se financiará con el crédito presupuestal resultante de la supresión de dos cargos de Asesor I, serie Profesional, escalafón A, grado 12, de la unidad ejecutora 002 "Dirección Nacional de Trabajo".

Artículo 473.- Sustitúyese el artículo 4º de la Ley Nº 16.869, de 25 de setiembre de 1997, por el siguiente:

> "ARTÍCULO 4º.- El Banco de Previsión Social, el Banco de Seguros del Estado, el Ministerio de Trabajo y Seguridad Social, la Dirección General Impositiva y la Dirección Nacional de Aduanas, intercambiarán la información de sus registros de empresas y de los montos imponibles de las remuneraciones de los trabajadores declarados por

las mismas, en la forma y periodicidad que determine la reglamentación.

El intercambio de información entre estos organismos, se realizará acorde con lo dispuesto en los artículos 157 a 160 de la Ley N° 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 81 de la Ley N° 18.834, de 4 de noviembre de 2011 y su decreto reglamentario".

Derógase el artículo 275 de la Ley N° 19.149, de 24 de octubre de 2013.

Artículo 474.- Transfórmase al vacar el cargo D 13 Subdirector de la unidad ejecutora 003 "Dirección Nacional de Empleo" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", en un cargo de particular confianza, que será ocupado por una persona con idoneidad técnica, que se denominará Subdirector Nacional de Empleo, el que estará comprendido en el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986 y modificativas.

Reasígnase la suma de $ 1.235.873 (un millón doscientos treinta y cinco mil ochocientos setenta y tres pesos uruguayos) anuales del objeto del gasto 095.002 "Fondo para contratos temporales" del Proyecto 201, programa 500 "Políticas de Empleo", unidad ejecutora 003 "Dirección Nacional de Empleo", a efectos de completar el financiamiento de la transformación dispuesta en el presente artículo.

Artículo 475.- El personal del escalafón CO "Conducción" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", podrá percibir la compensación por alimentación prevista en el artículo 578 de la Ley N° 18.719, de 27 de diciembre de 2010, la que será financiada con cargo al objeto del gasto 067 "Compensación por alimentación con aportes". Reasígnase, hasta la suma de $ 350.000 (trescientos cincuenta mil pesos uruguayos) anuales, del objeto del gasto 042.034 "Remuneración complementaria por funciones distintas al cargo" a efectos de financiar la aplicación de lo dispuesto en el presente artículo.

Artículo 476.- Asígnase al Inciso 13 "Ministerio de Trabajo y Seguridad Social", unidad ejecutora 001 "Dirección General de Secretaría", objeto del gasto 092.002 "Partida Global a distribuir p/adscriptos", la suma de $ 2.027.627

(dos millones veintisiete mil seiscientos veintisiete pesos uruguayos) anuales, con destino a las contrataciones previstas en el artículo 58 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Dichas contrataciones se financiarán con la reasignación de créditos presupuestales del objeto del gasto 067.000 "Compensación por alimentación, con aportes", hasta la suma de $ 249.443 (doscientos cuarenta y nueve mil cuatrocientos cuarenta y tres pesos uruguayos) y con los créditos correspondientes a la supresión de cuatro cargos vacantes, que se detallan a continuación:

INCISO	U.E.	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
13	1	C	4	Administrativo III	Administrativo
13	1	C	4	Administrativo III	Administrativo
13	1	F	4	Auxiliar I	Servicios
13	1	F	1	Auxiliar IV	Servicios

Artículo 477.- Autorízase en el Inciso 13 "Ministerio de Trabajo y Seguridad Social", unidad ejecutora 001 "Dirección General de Secretaría" una partida anual de $ 3.601.790 (tres millones seiscientos un mil setecientos noventa pesos uruguayos), incluidos aguinaldo y cargas legales, en el objeto del gasto 042.520 "Compensación especial por cumplir condiciones específicas", con destino al pago de una compensación especial a los funcionarios de la División Tecnología de la Información asignados a los proyectos pertenecientes al Plan Director Informático.

La compensación prevista en el inciso anterior será financiada con la reasignación de créditos presupuestales existentes en el objeto del gasto 067.000 "Compensación por alimentación con aportes", hasta el monto de $ 436.525 (cuatrocientos treinta y seis mil quinientos veinticinco pesos uruguayos), más aguinaldo y cargas legales y con los créditos presupuestales asociados a los cargos que se suprimen, según el siguiente detalle:

INCISO	U.E.	ESCALAFÓN	GRADO	DENOMINACIÓN	SERIE
13	001	C	2	Administrativo	Administrativo
13	001	F	2	Auxiliar III	Servicios
13	001	F	2	Auxiliar III	Servicios
13	001	F	2	Auxiliar III	Servicios
13	001	F	2	Auxiliar III	Servicios
13	001	F	1	Auxiliar IV	Servicios
13	001	A	13	Asesor	Economista

INCISO 14
MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE

Artículo 478.- Apruébase el Plan Quinquenal de Vivienda para el período 2015 - 2019 propuesto por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, conforme con lo establecido por el artículo 4º de la Ley Nº 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 1º de la Ley Nº 16.237, de 2 de enero de 1992.

Artículo 479.- Créase en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", programa 380 "Gestión Ambiental y Ordenación del Territorio", unidad ejecutora 001 "Dirección General de Secretaría" un cargo de Director de Cambio Climático, escalafón Q "Personal de Particular Confianza", cuya retribución será la establecida en el literal c) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986 y modificativas.

La erogación resultante se financiará parcialmente, con la eliminación de los créditos de las vacantes del mismo programa y unidad ejecutora siguientes: una vacante del escalafón A Serie "Profesional Coordinador" grado 16, una vacante en el escalafón A "Profesional" Denominación "Especialista en Planificación y Calidad" grado 04 y una vacante en el escalafón B "Técnico", Denominación "Relaciones Internacionales", grado 03.

Artículo 480.- El Plan Nacional de Integración Socio-Habitacional Juntos, creado por la Ley Nº 18.829, de 24 de octubre de 2011, que declara la emergencia socio-habitacional de la población en situación de extrema pobreza pasará a ser ejecutado por el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" en el programa 521 "Programa de Rehabilitación y Consolidación Urbano-Habitacional", unidad ejecutora 002 "Dirección Nacional de Vivienda" y será financiado con cargo a la Financiación 1.5 "Fondo Nacional de Vivienda".

La transferencia de dominio de bienes a favor del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, operará de pleno derecho con la vigencia de la presente ley. El Poder Ejecutivo determinará los bienes comprendidos en esta transferencia y los registros públicos procederán a su registración con la sola presentación del testimonio notarial de la resolución que determine la transferencia.

Artículo 481.- Asígnase al programa Plan Nacional de Integración Socio-Habitacional Juntos, los cometidos, facultades y funciones regulados por la Ley Nº 18.829, de 24 de octubre de 2011 y su decreto reglamentario.

Podrá comunicarse directamente con los Gobiernos Departamentales y demás organismos públicos.

Las normas legales y reglamentarias que refieren al Plan Nacional de Integración Socio-Habitacional Juntos creado por la Ley Nº 18.829, de 24 de octubre de 2011, cualquiera fuere su denominación, permanecerán vigentes en todo cuanto no se oponga a la presente ley.

Artículo 482.- El Plan Nacional de Integración Socio-Habitacional Juntos será dirigido por un Coordinador General, cuyo titular será designado por el Poder Ejecutivo, a propuesta del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, entre técnicos de prestigio en la materia, quien cesará en su cargo por resolución del Poder Ejecutivo.

El Coordinador General tendrá a su cargo la representación del órgano.

Artículo 483.- Son atribuciones del Coordinador General:

A) Ejercer la dirección, administración y control del Plan Nacional de Integración Socio-Habitacional Juntos (Plan Juntos).

B) Proponer al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, para su aprobación, un programa anual con las prioridades de intervención e inversión del Plan Juntos, en el marco del Plan Quinquenal de Vivienda.

C) Proyectar el presupuesto y elevarlo al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente para su aprobación.

D) Dictar las resoluciones de intervención del Plan Juntos, en el marco del programa anual aprobado por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente.

E) Ejecutar y realizar el seguimiento de las políticas de vivienda, hábitat y sociales aplicables al Plan Juntos, que determine el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente.

F) Proponer el organigrama funcional, reglamentos generales de funcionamiento, estatutos de empleados, etcétera.

G) Monitorear y evaluar los resultados obtenidos e impactos del Plan Juntos.

H) Coordinar y suscribir convenios con los Gobiernos Departamentales y demás organismos públicos, así como con personas privadas y la sociedad civil organizada, para el diseño y ejecución del Plan Juntos, conjuntamente con el Ministro de Vivienda, Ordenamiento Territorial y Medio Ambiente.

I) Promover e impulsar la participación solidaria de la sociedad a través de diferentes modalidades.

J) Aprobar el egreso de los participantes del Plan Juntos.

K) Coordinar con el Ministerio de Vivienda Ordenamiento Territorial y Medio Ambiente, la enajenación a título gratuito de los bienes inmuebles propiedad del Estado a favor de todos los integrantes de los núcleos familiares participantes que se encuentren debidamente inscriptos en el registro, en cumplimiento del artículo 23 de la Ley Nº 18.829, de 24 de octubre de 2011.

L) Administrar los recursos que se le asignen y ser ordenador secundario de gastos y pagos, de conformidad con la normativa vigente en la materia.

M) Podrá transmitir a los fiduciarios, para su administración, la propiedad de los recursos actuales y futuros del Plan Juntos, de conformidad con lo dispuesto por la Ley Nº 17.703, de 27 de octubre de 2003, modificativas y concordantes. Dichos fideicomisos, así como los actos y negocios jurídicos que se realicen en la ejecución de los mismos, gozarán de todas las exoneraciones tributarias previstas en la presente ley.

Artículo 484.- Facúltase al Poder Ejecutivo a designar en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, un Gerente Técnico que tendrá el cometido de prestar asistencia técnica y administrativa al Coordinador General.

La designación recaerá en personas que por sus antecedentes personales y profesionales tengan idoneidad técnica en la materia.

Artículo 485.- Serán recursos del programa Plan Nacional de Integración Socio-Habitacional Juntos:

A) El resultado de la transferencia referida en los artículos anteriores, de los recursos afectados al Fondo Nacional del Plan, creado por el artículo 17 de la Ley Nº 18.829, de 24 de octubre de 2011.

B) Las asignaciones que le sean atribuidas por disposiciones presupuestales.

C) Donaciones y legados.

D) Transferencias provenientes de otros organismos públicos, en el marco de lo establecido en el artículo 43 de la Ley Nº 17.930, de 19 de diciembre de 2005.

E) Fondos derivados de convenios que se celebren con personas públicas o privadas, asociaciones civiles y fundaciones, ya sean nacionales o extranjeras.

F) Otros que se le asignen por vía legal o reglamentaria.

G) Los reintegros establecidos en el artículo 27 de la Ley Nº 18.829, de 24 de octubre de 2011.

Artículo 486.- Los derechos y obligaciones contraídas por la Comisión Directiva de la Unidad Operativa Central con los participantes inscriptos en el Registro Único de Participantes del Plan Juntos creado por el artículo 11 de la Ley Nº 18.829, de 24 de octubre de 2011, y con demás personas de derecho público y privado, pasan de pleno derecho al Plan Nacional de Integración Socio-Habitacional Juntos, sin necesidad de suscribir nuevos convenios y contratos.

Artículo 487.- Derógase el Capítulo II (artículos 4º a 8º) de la Ley Nº 18.829, de 24 de octubre de 2011.

Artículo 488.- Sustitúyese el artículo 53 de la Ley Nº 18.308, de 18 de junio de 2008, por el siguiente:

> "ARTÍCULO 53. (Reserva de suelo para vivienda de interés social).- En los sectores de suelo urbano o con el atributo de potencialmente transformable en que se desarrollen actuaciones de urbanización residencial, los instrumentos de ordenamiento territorial preverán viviendas de interés social de cualquiera de las categorías previstas en la Ley Nº 13.728, de 17 de diciembre de 1968 y sus modificativas. El número de éstas se situará entre el 10% (diez por ciento) y el 30% (treinta por ciento) de las viviendas totales que se autoricen en el

ámbito de actuación. El porcentaje mínimo será concretado por el instrumento atendiendo a las necesidades de viviendas de interés social y a las características de los diferentes desarrollos residenciales. Se podrá eximir de esta obligación a las actuaciones en las que no se incremente el número de viviendas existentes".

Artículo 489.- Sustitúyese el artículo 69 de la Ley Nº 18.308, de 18 de junio de 2008, por el siguiente:

"ARTÍCULO 69. (Facultad de policía territorial específica).- Las Intendencias Departamentales, en el marco de los poderes de policía territorial y de la edificación, deberán impedir, la ocupación, construcción, loteo, fraccionamiento y toda operación destinada a consagrar soluciones habitacionales, que implique la violación de la legislación vigente en la materia o los instrumentos de ordenamiento territorial, respecto de los inmuebles del dominio privado donde no pueda autorizarse la urbanización, fraccionamiento y edificación con destino habitacional.

Esta obligación regirá también para los casos que carezcan de permiso aunque se ubiquen en zonas donde pudiera llegar a expedirse dicha autorización.

Verificada la existencia de actividades que indiquen:

A) La subdivisión o construcción en lotes en zona donde no pueda autorizarse.

B) La subdivisión o la construcción no autorizada, o ante la constatación de la existencia en zona no habilitada para tal fin o sin previa autorización, de fraccionamiento, loteo y construcciones.

Cuando se trate de bienes inmuebles de propiedad privada la Intendencia Departamental deberá concurrir ante la sede judicial de turno, solicitando la inmediata detención de las obras y la demolición de las existentes.

Presentada la demanda, el Juez actuante, verificados los extremos imprescindibles, decretará la suspensión inmediata de las obras y la demolición de las existentes.

En caso de incumplimiento de la orden emanada de la medida cautelar o de la demanda principal por el término de cinco días corridos, el Juez dispondrá el ingreso al predio para proceder a la inmediata demolición de las construcciones levantadas en contra de la orden judicial, con cargo a la propiedad, siendo de aplicación, en lo pertinente lo dispuesto en el artículo 4º de la Ley Nº 15.750, de 8 de julio de 1985, y toda otra legislación vigente".

Artículo 490.- Los créditos presupuestales del Proyecto 704 "Rehabilitación y Consolidación Urbano Habitacional" del programa 521 "Programa de Rehabilitación y Consolidación Urbano Habitacional", Financiación 1.1 "Rentas Generales", pasarán a financiarse con Fuente de Financiamiento 1.5 "Fondo Nacional de Vivienda" y se incrementarán en el proyecto 717 "Nuevas soluciones urbano habitacionales" del mismo programa.

Artículo 491.- Las partidas presupuestales del Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", asignadas en la presente ley al proyecto 950 "Plan Juntos", unidad ejecutora 002 "Dirección Nacional de Vivienda", programa 521 "Programa de Rehabilitación y Consolidación Urbano Habitacional" y las asignadas en el artículo anterior en el Proyecto 717 "Nuevas soluciones urbano habitacionales" de la misma unidad ejecutora y el mismo programa, serán adicionales a las partidas resultantes de la aplicación de lo dispuesto en el artículo 605 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 492.- Agrégase al artículo 18 de la Ley Nº 18.795, de 17 de agosto de 2011, el siguiente inciso:

"Los edificios construidos por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, en el marco de los programas de vivienda, se considerarán incorporados al régimen de propiedad

horizontal, siempre que acrediten el cumplimiento de los literales A), B), C), D) y E) referidos en la norma".

Artículo 493.- Agrégase al artículo 213 de la Ley Nº 13.728, de 17 de diciembre de 1968, en la redacción dada por los artículos 4º de la Ley Nº 16.237, de 2 de enero de 1992, y 445 de la Ley Nº 16.736, de 5 de enero de 1996, el siguiente literal:

"D) Las enajenaciones otorgadas entre particulares en el marco de las relocalizaciones financiadas por el Fondo Nacional de Vivienda del Ministerio de Vivienda Ordenamiento Territorial y Medio Ambiente, siempre que el precio se integre total o parcialmente con subsidio estatal".

Artículo 494.- Sustitúyese el artículo 316 de la Ley Nº 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 316.- Exonérase del pago del impuesto a los servicios registrales establecido por el artículo 83 del Decreto-Ley Nº 15.167, de 6 de agosto de 1981, en la redacción dada por el artículo 437 de la Ley Nº 15.809, de 8 de abril de 1986, con la modificación introducida por el artículo 266 de la Ley Nº 16.226, de 29 de octubre de 1991, a las operaciones realizadas por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente para la ejecución de sus programas de vivienda subsidiados y a los llamados asentamientos irregulares".

Artículo 495.- Declárase que cuando el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente disponga la rescisión administrativa de los contratos suscritos para la adquisición u ocupación de una vivienda por los beneficiarios de cualquiera de sus programas habitacionales, al amparo de los artículos 390 de la Ley Nº 17.296, de 21 de febrero de 2001, en la redacción dada por los artículos 344 de la Ley Nº 17.930, de 19 de diciembre de 2005 y 293 de la Ley Nº 19.149, de 24 de octubre de 2013 y 345 de la Ley Nº 17.930, de 19 de diciembre de 2005 y los bienes se encuentren gravados con hipoteca a su favor, la transferencia de la propiedad dispuesta se realizará libre de todo gravamen, por lo tanto el Registro de la Propiedad, Sección

Inmobiliaria, procederá a la cancelación de la inscripción de la respectiva hipoteca.

Artículo 496.- Sustitúyese el artículo 6º de la Ley Nº 18.795, de 17 de agosto de 2011, por el siguiente:

> "ARTÍCULO 6º. (Incumplimiento).- En todos los casos, el Poder Ejecutivo deberá requerir las garantías que entienda pertinente para el efectivo cumplimiento por los beneficiarios de las obligaciones vinculadas al otorgamiento de beneficios tributarios.
>
> En caso de incumplimiento podrá disponerse la reliquidación de los tributos, las multas y los recargos que puedan corresponder, o la imposición de multas a fijarse entre 2.600 UI (dos mil seiscientas unidades indexadas) y 1.300.000 UI (un millón trescientas mil unidades indexadas), en los términos que disponga la reglamentación.
>
> La reglamentación establecerá los ámbitos de actuación de la Agencia Nacional de Vivienda y de los organismos recaudadores en las tareas de contralor del cumplimiento de las referidas obligaciones".

Artículo 497.- En las escrituras de adjudicación judicial o compraventa de edificios en bloque, otorgadas por el Banco Hipotecario del Uruguay, para recuperar créditos o regularizar edificios, el Registro de la Propiedad, Sección Inmobiliaria, deberá proceder a su inscripción, prescindiendo del control de pago del tributo Contribución Inmobiliaria, siempre que el escribano autorizante de la adjudicación o compraventa judicial establezca en las constancias de la escritura que se realiza para la recuperación de un préstamo hipotecario o regularización del edificio.

Artículo 498.- Agrégase al artículo 18 de la Ley Nº 18.795, de 17 de agosto de 2011, en la redacción dada por el artículo 297 de la Ley Nº 19.149, de 24 de octubre de 2013, el siguiente literal:

> "G) Los contratos de reglamento de copropiedad y de compraventa de una unidad y préstamo o crédito hipotecario para el nacimiento de

la propiedad horizontal de la presente norma se consideran jurídicamente otorgados en forma simultánea".

Artículo 499.- Todas las cuentas de caja de ahorro reajustable abiertas en el Banco Hipotecario del Uruguay con anterioridad al 30 de noviembre de 2010, actualmente nominadas en unidades indexadas, deben ser consideradas para todo efecto jurídico cuentas de ahorro previo para la vivienda.

Artículo 500.- Sustitúyense los literales F) y K) del artículo 18 de la Ley Nº 5.343, de 22 de octubre de 1915, en la redacción dada por el artículo 1º de la Ley Nº 18.125, de 27 de abril de 2007 y por el artículo 371 de la Ley Nº 19.149, de 24 de octubre de 2013, por los siguientes:

"F) Captar depósitos del público mediante el sistema de ahorro previo y mediante depósitos a plazo fijo en general siempre que el plazo contractual de estos últimos sea superior a un año, en moneda nacional, unidades indexadas o unidades reajustables.

El saldo total de depósitos a plazo fijo del público, no podrá exceder el 20% (veinte por ciento) del patrimonio contable al cierre del año anterior.

Para el cálculo del tope establecido precedentemente, no se computarán los certificados de depósito a plazo fijo, las obligaciones hipotecarias reajustables, las obligaciones negociables y cualquier otro valor negociable emitido por el Banco".

"K) Contraer pasivos en otras instituciones financieras reguladas y controladas por el Banco Central del Uruguay.

El saldo total de depósitos de instituciones financieras, no podrá exceder el 20% (veinte por ciento) del patrimonio contable al cierre del año anterior.

Para el cálculo del tope establecido precedentemente, no se computarán los certificados de depósito a plazo fijo, las

obligaciones hipotecarias reajustables, las obligaciones negociables y cualquier otro valor emitido por el Banco".

Artículo 501.- Las suspensiones cautelares y las categorizaciones con carácter cautelar a las que refieren los artículos 24 y 30 de la Ley Nº 18.308, de 18 de junio de 2008, deberán ser publicadas en el Diario Oficial.

Las suspensiones y categorizaciones cautelares adoptadas con anterioridad a la presente ley, mantendrán vigencia siempre que las normas que las impusieron hubieran sido publicadas en el Diario Oficial o sean publicadas en el mismo, dentro de los noventa días de vigencia de la presente ley.

Artículo 502.- Sustitúyese el artículo 47 de la Ley Nº 18.308, de 18 de junio de 2008, por el siguiente:

"ARTÍCULO 47. (Garantía de sostenibilidad. Procedimiento ambiental de los instrumentos).- Los instrumentos de ordenamiento territorial establecerán una regulación ambientalmente sustentable, asumiendo como objetivo prioritario la conservación del ambiente, comprendiendo los recursos naturales y la biodiversidad, adoptando soluciones que garanticen la sostenibilidad.

Los instrumentos de ordenamiento territorial, a excepción de los del ámbito nacional, deberán contar con una Evaluación Ambiental Estratégica aprobada por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a través de la Dirección Nacional de Medio Ambiente en la forma que establezca la reglamentación. El procedimiento ambiental se integrará en la elaboración del correspondiente instrumento".

Artículo 503.- En todo fraccionamiento de predios comprendidos en la costa del Océano Atlántico y Río de la Plata, cualquiera sea la categoría del suelo de que se trate, pasará de pleno derecho al dominio público y quedará afectada al uso público, según dispone el Código de Aguas y sin perjuicio de otras limitaciones establecidas por leyes especiales, una faja de 150 (ciento cincuenta) metros medida a partir de la línea superior de la ribera.

Cuando existieren a una distancia menor, rutas nacionales o ramblas costaneras de uso público, abiertas y pavimentadas, conforme a lo dispuesto por el artículo 393 de la Ley Nº 17.296, de 21 de febrero de 2001, la faja a que refiere el inciso anterior se extenderá hasta dichas rutas o ramblas.

Se deberá dejar constancia de la referida cesión en el plano de fraccionamiento respectivo.

Esta disposición entrará en vigencia a partir de la fecha de promulgación de la presente ley.

<u>Artículo 504</u>.- Sustitúyese el numeral 3) del artículo 6º de la Ley Nº 19.272, de 18 de setiembre de 2014, por el siguiente:

"3) Los cometidos en materia de protección del ambiente y de desarrollo sustentable de los recursos naturales, que la Constitución de la República y las leyes les asignen dentro de su jurisdicción, sin perjuicio de la competencia de las autoridades nacionales en la materia".

<u>Artículo 505</u>.- Sustitúyese el artículo 12 de la Ley Nº 17.283, de 28 de noviembre de 2000, por el siguiente:

"ARTÍCULO 12. (Informe ambiental nacional).- El Poder Ejecutivo, a través del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, elaborará y difundirá, cada tres años, un informe sobre la situación ambiental nacional, que deberá contener información sistematizada y referenciada, organizada por áreas temáticas.

El referido informe será remitido por el Poder Ejecutivo a la Asamblea General, al Congreso de Intendentes y a los Gobiernos Departamentales, dándole la más amplia difusión pública".

<u>Artículo 506</u>.- Lo dispuesto por la Ley Nº 19.264, de 5 de setiembre de 2014, es sin perjuicio de lo establecido por las normas legales y reglamentarias de protección del medio ambiente, del régimen de sanciones por infracción a

dichas normas y de la asignación de cometidos y facultades a los organismos con competencias en la materia.

Artículo 507.- Transfiérense al Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", las competencias asignadas al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" y sus unidades dependientes, en lo atinente a fauna silvestre, incluyendo lo previsto en los artículos 273 y 275 de la Ley Nº 16.736, de 5 de enero de 1996, con las modificaciones introducidas por el artículo 206 de la Ley Nº 17.296, de 12 de febrero de 2001.

Artículo 508.- Las infracciones a lo dispuesto en los artículos 273 y 276 de la Ley Nº 16.736, de 5 de enero de 1996 y en general al régimen de protección y regulación de la fauna silvestre, serán sancionadas por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, de conformidad con lo establecido en el artículo 6º de la Ley Nº 16.112, de 30 de mayo de 1990, con la modificación introducida por el artículo 366 de la Ley Nº 17.930, de 19 de diciembre de 2005 y en el artículo 15 de la Ley Nº 17.283, de 28 de noviembre de 2000, sin perjuicio de la adopción de las medidas previstas en el artículo 14 de dicha ley y de la facultad del Poder Ejecutivo prevista en el artículo 455 de la Ley Nº 16.170, de 28 de diciembre de 1990.

Artículo 509.- Sustitúyese el literal D) del artículo 15 de la Ley Nº 17.283, de 28 de noviembre de 2000, por el siguiente:

"D) Disponer la suspensión por hasta ciento ochenta días de los registros, habilitaciones, autorizaciones, permisos o concesiones de su competencia y cuando se trate de infracciones que sean consideradas graves o de infractores reincidentes o continuados, disponer la caducidad de tales registros, habilitaciones, autorizaciones, permisos o concesiones".

Artículo 510.- Sustitúyese el inciso final del artículo 154 del Decreto-Ley Nº 14.859, de 15 de diciembre de 1978 (Código de Aguas), en la redacción dada por el artículo 192 de la Ley Nº 15.903, de 10 de noviembre de 1987, por el siguiente:

"Conjuntamente con la sanción anterior, se impondrán al infractor las sanciones establecidas en el artículo 6º de la Ley Nº 16.112, de 30 de mayo de 1990, con la modificación introducida por el artículo 366 de la Ley Nº 17.930, de 19 de diciembre de 2005 y en el artículo 15 de la Ley Nº 17.283, de 28 de noviembre de 2000, sin perjuicio de la adopción de las medidas previstas en el artículo 14 de esta última ley y de la facultad del Poder Ejecutivo prevista en el artículo 455 de la Ley Nº 16.170, de 28 de diciembre de 1990".

Artículo 511.- Sustitúyese el artículo 147 del Decreto-Ley Nº 14.859, de 15 de diciembre de 1978 (Código de Aguas), en la redacción dada por el artículo 194 de la Ley Nº 15.903, de 10 de noviembre de 1987, por el siguiente:

"ARTÍCULO 147.- Las infracciones a lo dispuesto por los artículos 144 a 146, serán sancionadas por el Ministerio competente, de conformidad con lo establecido en el artículo 6º de la Ley Nº 16.112, de 30 de mayo de 1990, y en el artículo 15 de la Ley Nº 17.283, de 28 de noviembre de 2000, sin perjuicio de la adopción de las medidas previstas en el artículo 14 de esta última ley y de la facultad del Poder Ejecutivo prevista en el artículo 455 de la Ley Nº 16.170, de 28 de diciembre de 1990".

Artículo 512.- Increméntanse en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", los créditos presupuestales, en los programas, unidades ejecutoras, proyectos de inversión y fuentes de financiamiento, por los montos en moneda nacional que para cada ejercicio se indican, de acuerdo al siguiente detalle:

UE	Prog.	Proy.	Nº	FF	2016	2017	2018	2019
001	521	Inmuebles	973	1.1	2.000.000	2.000.000	2.000.000	2.000.000
003	380	Sistema de Información Territorial	711	1.1	470.000	1.040.000	1.040.000	1.040.000
003	380	Fortalecimiento	715	1.1	730.000	1.460.000	1.460.000	1.460.000

UE	Prog.	Proy.	Nº	FF	2016	2017	2018	2019
		y Mejora de la gestión						
004	380	Gestión Integrada de aguas y desarrollo planes cuencas prioritarias	735	1.1	26.000.000	40.000.000	40.000.000	34.000.000
004	380	Sistema de Información Ambiental	742	1.1	5.500.000	14.000.000	14.000.000	20.000.000
004	380	Consolidación del Sistema Nacional de Áreas Protegidas	746	1.1	7.000.000	7.000.000	7.000.000	1.000.000
004	380	Consolidación del Sistema Nacional de Áreas Protegidas	746	1.2	8.000.000	8.000.000	14.000.000	14.000.000
004	380	Fortalecimiento de capacidad analítica de laboratorios ambientales	747	1.1	3.500.000	11.000.000	5.000.000	11.000.000
004	380	Sistema Nacional Ambiental	750	1.1	9.238.763	8.238.763	11.238.763	18.000.000
004	380	Sistema Nacional Ambiental	750	2.1	6.761.237	9.761.237	6.761.237	0
005	380	Sistema Nacional Ambiental	774	1.1	3.200.000	5.700.000	5.700.000	5.700.000

UE	Prog.	Proy.	Nº	FF	2016	2017	2018	2019
		(Recursos Hídricos)						
005	380	Planificación y evaluación de recursos hídricos	775	1.1	0	4.000.000	4.000.000	4.000.000
005	380	Sistema de información de aguas	776	1.1	4.500.000	8.100.000	8.100.000	8.100.000
005	380	Gestión de los recursos hídricos	778	1.1	2.500.000	7.200.000	7.200.000	7.200.000
		TOTAL $			79.400.000	127.500.000	127.500.000	127.500.000

Artículo 513.- Increméntanse en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", los créditos anuales de gastos de funcionamiento, en las unidades ejecutoras, programas, Fuentes de Financiamiento, Proyectos e importes en moneda nacional de acuerdo al siguiente detalle:

UE	Prog.	F.F.	Proy.	Proyecto	Importe
003	380	1.1	Implementación del Ordenamiento Territorial Nacional	301	3.060.991
003	380	1.1	Política territorial y planificación estratégica	503	3.060.991
004	380	1.2	Fomento de la conciencia ambiental	302	2.000.000
004	380	1.2	Sistema control ambiental	302	8.000.000
005	380	1.1	Gestión y planificación de aguas	304	5.000.000
			TOTAL $		21.121.982

INCISO 15
MINISTERIO DE DESARROLLO SOCIAL

Artículo 514.- Transfiérense al Inciso 15 "Ministerio de Desarrollo Social", los cometidos, derechos y obligaciones, bienes muebles e inmuebles afectados al uso de la unidad ejecutora 006 "Instituto Nacional de Alimentación", del Inciso 13 "Ministerio de Trabajo y Seguridad Social".

Suprímese en el Inciso 13 "Ministerio de Trabajo y Seguridad Social", la unidad ejecutora 006 "Instituto Nacional de Alimentación" y el cargo de particular confianza de Director Administrador, creado por el artículo 2° del Decreto-Ley Nº 14.724, de 9 de noviembre de 1977.

Créase en el Inciso 15 "Ministerio de Desarrollo Social", la unidad ejecutora 003 "Instituto Nacional de Alimentación", y el cargo de Director del Instituto Nacional de Alimentación, que tendrá carácter de particular confianza, y cuya remuneración estará comprendida en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Los puestos de trabajo, los créditos asociados y el personal que se encuentre prestando funciones en el Instituto Nacional de Alimentación al 31 de diciembre de 2015, pasarán al Ministerio de Desarrollo Social, bajo el mismo régimen que tenían en el Ministerio de Trabajo y Seguridad Social.

El Poder Ejecutivo establecerá los créditos y los recursos humanos y materiales a reasignar, comunicándolo a la Contaduría General de la Nación, a efectos de dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 515.- Transfiérese el programa "Uruguay Crece Contigo" actualmente en el ámbito de Presidencia de la República, al Inciso 15 "Ministerio de Desarrollo Social", unidad ejecutora 001 "Dirección General de Secretaría", Dirección Nacional Uruguay Crece Contigo. Los bienes, derechos y obligaciones, puestos de trabajo y créditos afectados al uso de Uruguay Crece Contigo serán transferidos de pleno derecho al Inciso 15 "Ministerio de Desarrollo Social", en lo que corresponda a los cometidos y atribuciones transferidas.

Los funcionarios y quienes presten funciones en Uruguay Crece Contigo al 31 de diciembre de 2015, seguirán manteniendo el mismo vínculo en iguales condiciones en el Ministerio de Desarrollo Social, pudiendo aplicarse los criterios y procedimientos establecidos en los artículos 523, 524 y 525 de la presente ley.

Artículo 516.-. Cancélase la personería jurídica del Instituto Nacional de Ciegos "General Artigas" y dispónese su disolución, transfiriéndose de pleno derecho a favor del Inciso 15 "Ministerio de Desarrollo Social", unidad ejecutora 002 "Dirección de Desarrollo Social", "Programa Nacional de Discapacidad" todos sus bienes, derechos y obligaciones.

El Poder Ejecutivo determinará los bienes inmuebles comprendidos en esta transferencia y los Registros Públicos procederán a su registración con la sola presentación del testimonio de la resolución a dictarse.

Artículo 517.- Derógase el artículo 298 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 518.- Asígnanse al Inciso 15 "Ministerio de Desarrollo Social" las competencias de regulación y fiscalización en materia social respecto de los establecimientos que ofrezcan en forma permanente o transitoria servicios de cuidados a adultos mayores con dependencia o autoválidos.

Estos establecimientos deberán estar inscriptos en el registro de establecimientos del Ministerio de Desarrollo Social y contar con el certificado que este emite. Dicho certificado será requisito necesario para la habilitación por parte del Ministerio de Salud Pública.

El Poder Ejecutivo reglamentará esta norma garantizando estándares de cuidados de calidad.

Artículo 519.- Increméntanse en el Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados-Protección Social", unidad ejecutora 001 "Dirección General de Secretaría", los créditos presupuestales para gastos de funcionamiento, con cargo a la Financiación 1.1

"Rentas Generales", en los proyectos, ejercicios e importes que se detallan a continuación:

Proyecto	ODG	2016	2017	2018	2019
123	299.000	146.080.000	312.925.000	312.925.000	312.925.000
122	299.000	29.223.000	68.704.000	68.704.000	68.704.000
126	299.000	0	42.882.000	42.882.000	42.882.000
129	299.000	140.388.000	139.605.000	139.605.000	139.605.000
129	099.099	8.566.000	8.823.000	8.823.000	8.823.000
125	299.000	15.450.000	39.784.000	39.784.000	39.784.000
124	299.000	21.047.000	40.800.000	40.800.000	40.800.000
121	299.000	1.000.000	4.000.000	4.000.000	4.000.000
TOTALES		361.754.000	657.523.000	657.523.000	657.523.000

Artículo 520.- Increméntanse en el Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados-Protección Social", unidad ejecutora 001 "Dirección General de Secretaría", los créditos presupuestales para gastos de inversión, con cargo a la Financiación 1.1 "Rentas Generales", en los proyectos, para los ejercicios y por los importes que se detallan a continuación:

Programa	Proyecto	Objeto	2016	2017
403	833	799.000	0	24.721.000
403	834	799.000	19.173.000	1.416.000
403	835	799.000	3.667.000	3.332.000
Total			22.840.000	29.469.000

Artículo 521.- Increméntanse en el Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados - Protección Social", unidad ejecutora 003 "Instituto Nacional de Alimentación", los créditos presupuestales para gastos de funcionamiento, con cargo a la Financiación 1.1 "Rentas Generales", en el proyecto, para los ejercicios y por los importes que se detallan a continuación:

Proyecto	ODG	2016	2017	2018	2019
130	299.000	11.663.000	24.738.000	24.738.000	24.738.000

Los créditos de las asignaciones presupuestales corresponden a las transferencias monetarias que la referida unidad ejecutora realizará al Plan CAIF, por concepto de alimentación diaria de niños de 0 a 2 años de edad.

Artículo 522.- El Inciso 15 "Ministerio de Desarrollo Social", a partir de la promulgación de la presente ley, no podrá incrementar el personal contratado a través de organizaciones de la sociedad civil u otras instituciones de derecho público o privado, con la finalidad de realizar tareas de relevamiento, atención, asistencia o de cualquier tipo que impliquen un vínculo de carácter permanente, relacionado con los programas sociales a su cargo, salvo contrataciones con financiamiento externo.

Las transferencias con cargo a los objetos del gasto 559.033 "Transferencias para Fortalecimiento" y 559.034 "Transferencia para Fortalecimiento Institucional", que se efectúen a partir de la vigencia de la presente ley, con excepción de los montos derivados del cese de relaciones contractuales, no podrán superar las sumas de $ 429.600.000 (cuatrocientos veintinueve millones seiscientos mil pesos uruguayos) y $ 183.000.000 (ciento ochenta y tres millones de pesos uruguayos), respectivamente, las que serán ajustadas únicamente en la misma forma y oportunidad en que se disponga para el grupo correspondiente.

Los objetos del gasto incluidos en el inciso anterior, no podrán ser reforzados al amparo de lo dispuesto por el artículo 72 de la Ley Nº 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 31 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 523.- Facúltase al Inciso 15 "Ministerio de Desarrollo Social" a contratar bajo régimen de provisoriato establecido por el artículo 90 de la Ley Nº 19.121, de 20 de agosto de 2013, a quienes se encuentren desempeñando tareas permanentes, a la fecha de promulgación de la presente ley, en carácter rotativo o fijo, mediante un vínculo laboral con organizaciones de la sociedad civil u otras instituciones de derecho público o privado, y presten servicios al

Ministerio mediante una contraprestación económica, siempre y cuando ese personal haya sido seleccionado mediante un concurso de oposición y méritos, o concurso de méritos y antecedentes de acuerdo a los principios establecidos en el capítulo I de la Ley Nº 19.121, de 20 de agosto de 2013, con excepción de las cooperativas sociales y de trabajo.

Exceptúese el plazo de provisoriato de quince meses previsto en la ley y fíjese para estas contrataciones en doce meses.

Las contrataciones que se realicen al amparo del presente artículo, estarán exceptuadas de los procedimientos regulados en los artículos 93 y 94 de la Ley Nº 19.121, de 20 de agosto de 2013.

Créase una Comisión de Análisis en el ámbito del Poder Ejecutivo integrada por el Ministerio de Desarrollo Social, la Oficina Nacional del Servicio Civil y un delegado de la Confederación de Funcionarios del Estado con la finalidad de dictaminar con respecto a la contratación de las personas alcanzadas por la presente ley, siempre que exista previa resolución fundada del jerarca del Inciso sobre la necesidad de personal.

Las contrataciones en la modalidad prevista en este artículo deberán realizarse en el último grado del escalafón de la unidad ejecutora correspondiente.

Facúltase al Poder Ejecutivo a crear los puestos de trabajo necesarios para dar cumplimiento al presente artículo, dando cuenta a la Asamblea General, y a reasignar, previo informe del Ministerio de Economía y Finanzas, los créditos presupuestales necesarios del objeto del gasto 559.033 "Transferencias para fortalecimiento", al grupo 0 "Retribuciones Personales", a efectos del cumplimiento de este artículo.

Artículo 524.- Facúltase al Inciso 15 "Ministerio de Desarrollo Social" a realizar contratos de trabajo de acuerdo con lo establecido por el artículo 92 de la Ley Nº 19.121, de 20 de agosto de 2013, a quienes se encuentren desempeñando tareas permanentes al momento de promulgación de la presente ley, mediante un vínculo laboral con organizaciones de la sociedad civil u otras instituciones de derecho público o privado y presten servicios al

Ministerio mediante una contraprestación económica, con excepción de las cooperativas sociales y de trabajo.

Las contrataciones que se realicen al amparo del presente artículo, estarán exceptuadas de los procedimientos regulados en los artículos 93 y 94 de la Ley Nº 19.121, de 20 de agosto de 2013.

Quedan excluidos de este régimen aquellos trabajadores que se encuentren comprendidos en la hipótesis regulada en el artículo 525 de la presente ley.

Créase una comisión de análisis en el ámbito del Poder Ejecutivo integrada por el Ministerio de Desarrollo Social, la Oficina Nacional del Servicio Civil y un delegado de la Confederación de Funcionarios del Estado con la finalidad de dictaminar con respecto a las personas alcanzadas por la presente norma, siempre que exista previa resolución fundada del jerarca del Inciso sobre la necesidad de personal.

Facúltase a la Contaduría a reasignar, previo informe favorable del Ministerio de Economía y Finanzas, créditos presupuestales de los objetos del gasto 559.034 "Transferencias para Fortalecimiento Institucional" y 559.033 "Transferencias para Fortalecimiento" y del objeto 289.000 "Servicios no Personales otros" del Instituto Nacional de Alimentación, para el financiamiento de las contrataciones autorizadas.

El personal que a la fecha en que deba realizarse la reasignación, se encuentre prestando tareas financiadas con los créditos reasignados, cesará en sus funciones.

Artículo 525.- Facúltase al Inciso 15 "Ministerio de Desarrollo Social" a realizar contratos de trabajo, de acuerdo con lo establecido en el artículo 92 de la Ley Nº 19.121, de 20 de agosto de 2013, con aquellas personas que realicen tareas que, pudiendo ser de carácter permanente dadas las características del puesto de trabajo o la naturaleza de las mismas, presentan rotatividad o son realizadas en programas transitorios.

Las contrataciones que se realicen al amparo del presente artículo, con aquellos trabajadores que al momento de la promulgación de la presente ley se encuentren desempeñando tareas en el Organismo, se verán excluidos de lo dispuesto en los artículos 93 y 94 de la Ley Nº 19.121, de 20 de agosto de 2013, siempre y cuando acrediten que su ingreso fue mediante concurso de oposición y méritos o méritos y antecedentes.

Las restantes contrataciones estarán exceptuadas del procedimiento regulado por el artículo 93 de la Ley Nº 19.121, de 20 de agosto de 2013.

Los referidos contratos deberán establecer el plazo de duración acorde al programa a contratarse.

Las transferencias con cargo al objeto del gasto 559.035 "Transferencias a OSC y PPNE", que se realicen a partir de la vigencia de la presente ley, con excepción de los montos derivados del cese de relaciones contractuales, serán ajustadas únicamente en la misma forma y oportunidad que se dispongan para el grupo correspondiente.

Facúltase a la Contaduría General de la Nación a reasignar, previo informe favorable del Ministerio de Economía y Finanzas, los créditos presupuestales del objeto del gasto 559.035 "Transferencias a OSC y PPNE" al grupo 0 "Servicios Personales", a efectos de financiar las contrataciones establecidas en este artículo.

El objeto del gasto 559.035 "Transferencias a OSC y PPNE", no podrá ser reforzado al amparo del artículo 72 de la Ley Nº 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 31 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 526.- Los funcionarios públicos que, al 28 de febrero de 2015, se encontraban prestando servicios en régimen de pase en comisión en dependencia del Inciso 15 "Ministerio de Desarrollo Social", con un mínimo de tres años de antigüedad, podrán optar por su incorporación definitiva al Ministerio cualquiera sea el régimen al amparo del cual haya sido dispuesto el pase, ocupando cargos vacantes existentes en el Inciso. Lo dispuesto en este artículo no podrá generar costo presupuestal.

Artículo 527.- Facúltase al Poder Ejecutivo Inciso 15 "Ministerio de Desarrollo Social" y a efectos de dar cumplimiento a lo dispuesto por el artículo 7º de la presente ley, a reasignar, previo informe favorable del Ministerio de Economía y Finanzas, los créditos presupuestales de los objetos del gasto 559.033 "Transferencias por fortalecimiento", 559.034 "Tranferencias por fortalecimiento institucional", 559.035 "Transferencias a OSC y PPNE" y por hasta el máximo destinado a contratación de recursos humanos a la fecha de promulgación de la presente ley del objeto 289.000 "Servicios no Personales otros" del Instituto Nacional de Alimentación, al grupo 0 "Retribuciones Personales", a efectos de financiar las vacantes creadas, debiendo darse cumplimiento a lo dispuesto en la Ley Nº 19.121, de 20 de agosto de 2013.

Los créditos cuya reasignación se autoriza serán ajustados por los aumentos salariales correspondientes.

El personal que a la fecha en que deba realizarse la reasignación se encuentre prestando funciones financiadas con los créditos reasignados, cesará en sus funciones.

Artículo 528.- Autorízase al Inciso 15 "Ministerio de Desarrollo Social" a reestructurar la escala retributiva de sus funcionarios, a cuyos efectos podrá:

A) Recategorizar conceptos retributivos, de acuerdo a los criterios previstos en el artículo 51 de la Ley Nº 18.172, de 31 de agosto de 2007, con la finalidad de establecer una escala única.

B) Establecer una retribución complementaria, con la finalidad de adecuar la nueva escala retributiva.

C) Mantener el nivel salarial, de aquellos funcionarios que perciban retribuciones que superen dicha escala única.

Facúltase a la Contaduría General de la Nación para reasignar créditos presupuestales dentro del grupo 0 "Servicios Personales", objeto del gasto 042.521 "Compensación Especial por cumplir condiciones específicas", hasta

la suma de $ 34.500.000 (treinta y cuatro millones quinientos mil pesos uruguayos) a efectos de dar cumplimiento a lo dispuesto en éste artículo.

Artículo 529.- Reasígnase en el Inciso 15 "Ministerio de Desarrollo Social", programa 401 "Red de Asistencia e Integración Social", Financiación 1.1 "Rentas Generales", el crédito presupuestal de los siguientes objetos del gasto:

A) 042.026 "Compensación docente", de la unidad ejecutora 001 "Dirección General de Secretaría", a los objetos del gasto, en las unidades ejecutoras y en los montos que se detallan a continuación: 042.400 "Compensación al Cargo", $ 731.801 (setecientos treinta y un mil ochocientos un pesos uruguayos) y 042.521 "Comp. especial por cumplir condiciones especif", $1.998.715 (un millón novecientos noventa y ocho mil setecientos quince pesos uruguayos), a la unidad ejecutora 001, "Dirección General de Secretaría", 042.400 "Compensación al Cargo", $119.839 (ciento diecinueve mil ochocientos treinta y nueve pesos uruguayos), en la unidad ejecutora 002 "Dirección de Desarrollo Social".

B) 095.002 "Fondo para Contratos Temporales de Dcho. Público" $7.254.406 (siete millones doscientos cincuenta y cuatro mil cuatrocientos seis pesos uruguayos), incluidos aguinaldo y cargas legales, 092.000 "Partidas globales a distribuir", $ 4.131.094 (cuatro millones ciento treinta y un mil noventa y cuatro pesos uruguayos), incluidos aguinaldo y cargas legales, de la unidad ejecutora 001, "Dirección General de Secretaría", programa 401 "Red de Asistencia e Integración Social", al objeto del gasto 042.510 "Compensación especial por funciones especiales", de la misma unidad ejecutora.

Las reasignaciones dispuestas por este artículo tienen por destino, el pago de una compensación especial para aquellos funcionarios que cumplan tareas especiales de mayor dedicación y responsabilidad en el Inciso 15 "Ministerio de Desarrollo Social".

Artículo 530.- Transfórmanse en el Inciso 15 "Ministerio de Desarrollo Social", unidad ejecutora 001 "Dirección General de Secretaría", programa 401, "Red de Asistencia e Integración Social", un cargo de Asesor X, Serie Profesional, escalafón A, grado 4, en un cargo de Asesor X, Serie Abogado, escalafón A, grado 4 y un cargo de Especializado, Serie Ciencias Sociales, escalafón D, grado 1, en un cargo Especialista, Serie Profesional, escalafón D, grado 1.

Las transformaciones dispuestas en este artículo, tendrán vigencia a partir de la promulgación de la presente ley.

Artículo 531.- Sustitúyense en el Inciso 15 "Ministerio de Desarrollo Social", las denominaciones de los siguientes cargos de particular confianza, creados por el artículo 13 de la Ley Nº 17.866, de 21 de marzo de 2005, por el artículo 404 de la Ley Nº 18.362, de 6 de octubre de 2008, y por el literal B) del artículo 300 de la Ley Nº 19.149, de 24 de octubre de 2013, de acuerdo al siguiente detalle:

A) Director de Políticas Sociales, por Director Nacional de Políticas Sociales.

B) Director de Evaluación de Programas, por Director Nacional de Información, Evaluación y Monitoreo.

C) Director de Programa de Discapacidad, por Director Nacional del Programa de Discapacidad.

D) Director de Coordinación Interdireccional, por Director Nacional de Promoción Socio-Cultural.

Artículo 532.- Transfórmase en el Inciso 15 "Ministerio de Desarrollo Social", programa 401 "Red de Asistencia e Integración Social", el cargo de Director de la unidad ejecutora 002 "Dirección de Desarrollo Social", creado por el artículo 239 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el de "Director Nacional de Economía Social e Integración Laboral", en la unidad ejecutora 001 "Dirección General de Secretaría".

Créanse en el Inciso 15 "Ministerio de Desarrollo Social", programa 401 "Red de Asistencia e Integración Social", en la unidad ejecutora 001 "Dirección General de Secretaría", los cargos de particular confianza de "Director Nacional de Protección Integral en Situación de Vulneración" y de "Director Nacional de Uruguay Crece Contigo".

Reasígnanse los créditos presupuestales de los siguientes objetos del gasto: 011.000 "Sueldo básico de cargos", programa 401 "Red de asistencia e integración social", de la unidad ejecutora 002, hasta $1.346.123 (un millón trescientos cuarenta y seis mil ciento veintitrés pesos uruguayos), más aguinaldo y cargas legales, a igual objeto del gasto y programa, de la unidad ejecutora 001 y del objeto del gasto 099.000 "Otras retribuciones", de la unidad ejecutora 001, programa 346 "Educación media", Proyecto 104 "Medidas de Inclusión", hasta $2.471.748 (dos millones cuatrocientos setenta y un mil setecientos cuarenta y ocho pesos uruguayos), incluidos aguinaldo y cargas legales, al programa 401 "Red de asistencia e integración social", objetos del gasto 011.000 "Sueldo básico de cargos", 015.000, "Gastos de representación en el país con aportes", 016.000 "Gastos de representación en el país 0% aportes", 048.017, "Aum. Salarial a partir del 1/5/003",. 048.023 "Recup. Salarial" y 048.026 "Recup. Salarial a enero/2007".

Artículo 533.- El Banco de Previsión Social proporcionará al Ministerio de Desarrollo Social, en forma mensual, la información actualizada de los contribuyentes registrados bajo el régimen de Monotributo Social MIDES, previsto en la Ley Nº 18.874, de 23 de diciembre de 2011.

El intercambio de información se realizará de conformidad con lo previsto en los artículos 157 a 160 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 534.- Sustitúyense los literales B) y C) del artículo 1º de la Ley Nº 18.874, de 23 de diciembre de 2011, por el siguiente:

"B) Los emprendimientos asociativos integrados por un máximo de cinco socios".

Artículo 535.- El cargo de Secretario Nacional de Cuidados, del Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de

Cuidados-Protección Social", unidad ejecutora 001 "Dirección General de Secretaría", tendrá una retribución equivalente a la dispuesta en el artículo 16 de la Ley Nº 18.996, de 7 de noviembre de 2012, para el Director General de Secretaría.

El financiamiento de la presente norma se realizará con cargo a los créditos presupuestales del Grupo 0 "Retribuciones Personales" al Sistema Nacional de Cuidados, asignados en la presente ley.

SECCIÓN V
ORGANISMOS DEL ARTÍCULO 220 DE LA CONSTITUCIÓN DE LA REPÚBLICA

INCISO 16
PODER JUDICIAL

Artículo 536.- El Registro Nacional de Antecedentes Judiciales, dependiente del Instituto Técnico Forense, tendrá por fin exclusivo comunicar sus datos a las autoridades del orden judicial en materia penal, a fin de comprobar la reincidencia. Fuera de estas autoridades, ninguna otra persona tendrá derecho a pedir exhibición de sus datos, ni exigir copia alguna.

Artículo 537.- Los Jueces intervinientes en los procedimientos penales tendrán acceso a la información concerniente a los antecedentes del imputado antes de disponer el procesamiento, contando para ello con la identificación fehaciente del mismo, efectuada por la autoridad administrativa. Dicha identificación incluirá la toma de huellas decadactilares, cédula de identidad y fecha de nacimiento del imputado.

Artículo 538.- Una vez dispuesto el auto de sujeción al proceso y demás actos procesales que correspondan, deberá efectuarse la comunicación al Registro Nacional de Antecedentes Judiciales acompañando los recaudos identificatorios, a fin de su inscripción en dicho Registro conforme la normativa vigente.

No serán inscriptos los procedimientos por faltas previstas en el Código Penal o en leyes especiales.

Artículo 539.- Asimismo, deberán comunicarse las sentencias de condena y fecha de ejecutoriada de la misma, cambios de jurisdicción, forma en que fue cumplida la pena, libertad anticipada y condicional, así como su extinción o cumplimiento, toda otra forma de terminación de la causa, como la gracia, el fallecimiento, la prescripción, amnistía o clausura dispuestas por leyes especiales, y en general toda la información que indican las planillas de antecedentes.

Artículo 540.- Se tendrá por auténtica la información emitida por el Instituto Técnico Forense, en mérito a lo establecido en la Ley Nº 4.056, de 12 de julio de 1912, a través de medios telemáticos.

Artículo 541.- Derógase la Ley Nº 4.056, de 12 de julio de 1912, en cuanto se oponga a los artículos de este Inciso.

Artículo 542.- Autorízase la presupuestación de los funcionarios contratados con dos años de antigüedad ininterrumpida al 31 de julio de 2015 en cargos de los escalafones II Profesional, III Semitécnico, IV Especializado y R del Inciso 16 "Poder Judicial". La presupuestación se realizará en base al puntaje asignado en las calificaciones, según reglamentación que dicte la Suprema Corte de Justicia, sin que ello implique un incremento de los créditos presupuestales.

Artículo 543.- Autorízase al Inciso 16 "Poder Judicial" a disponer de una modificación de grados y denominación de los cargos de la escala salarial detallada en los Anexos I y II del artículo 453 de la Ley Nº 17.296, de 21 de febrero de 2001, sin que requiera crédito presupuestal adicional ni incremento salarial, según la siguiente estructura:

Grado y Denominación actual		Grado y Denominación proyectada	
16	Director de División	17	Director de División
15	Director de Área	16	Director de Área
14	Jefe de Proyecto	-	
13	Jefe Administrador	15	Jefe Administrador
-		14	Técnico Especializado

12	Técnico I	13	Técnico I
11	Técnico II	12	Técnico II

El cargo de Técnico Especializado que se crea en la nueva estructura se incorpora a la escala salarial del Anexo I con un sueldo de 40 (cuarenta) horas de $ 55.000 (pesos uruguayos cincuenta y cinco mil) a valores de 1º de enero de 2015. Se deroga el párrafo final del Anexo I del artículo 453 de la Ley Nº 17.296, de 21 de febrero de 2001.

Artículo 544.-. Sustitúyese el artículo 385 de la Ley Nº 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 385.- Créase en el Poder Judicial en el Escalafón Q "Personal de Particular Confianza" el cargo de Director Nacional de Defensorías Públicas, con igual retribución que la del cargo de Subdirector General de los Servicios Administrativos establecida en el artículo 132 de la Ley Nº 16.462, de 11 de enero de 1994, en la redacción dada por el artículo 454 de la Ley Nº 17.296, de 21 de febrero de 2001. Para el desempeño de este cargo se requiere título profesional de Abogado".

Artículo 545.- El escalafón R del Poder Judicial creado por el artículo 453 de la Ley Nº 17.296, de 21 de febrero de 2001, comprende los cargos y contratos de función pública a los que sólo pueden acceder quienes hayan aprobado como mínimo dos años de carrera de nivel universitario o terciario o de carrera técnica en informática o electrónica, de institución pública o privada con reconocimiento del Ministerio de Educación y Cultura.

Artículo 546.- El Registro de Estado Civil, a cargo de los Jueces de Paz del interior de la República, pasará a funcionar antes del 1º de enero de 2019, en oficinas dependientes de la Dirección General del Registro de Estado Civil, de acuerdo con lo establecido en el artículo 154 de la Ley Nº 13.737, de 9 de enero de 1969. En tanto esta función continúe a cargo del Poder Judicial será transferido al mismo el monto equivalente a la recaudación por concepto de esta actividad que cumplan las sedes judiciales en el interior del país, con

destino a financiar los gastos de funcionamiento e inversiones que requiere dicho servicio.

INCISO 17
TRIBUNAL DE CUENTAS

Artículo 547.- El Tribunal de Cuentas podrá presupuestar a los funcionarios contratados en régimen de función pública del Organismo sin generar costo presupuestal ni de caja. El Tribunal establecerá los requisitos y condiciones para su presupuestación.

INCISO 18
CORTE ELECTORAL

Artículo 548.- Se autoriza a la Corte Electoral a enajenar los inmuebles sitos en el departamento de Río Negro, ciudad de Fray Bentos, calle 25 de Mayo Nº 3336, padrón Nº 421 y en el departamento de Florida, ciudad de Florida, calle Independencia Nº 845, padrón individual Nº 1721/003. Con el producido de las enajenaciones, la Corte Electoral podrá adquirir otros inmuebles o realizar las inversiones que disponga la Corporación.

Artículo 549.- Derógase el artículo 488 de la Ley Nº 17.296, de 21 de febrero de 2001. Dispónese que a los efectos de la carrera administrativa las Oficinas Centrales y las Oficinas Electorales Departamentales de todo el país, conformarán una única unidad.

Artículo 550.- Encomiéndase a la Corte Electoral y al Poder Ejecutivo a incluir en la próxima Rendición de Cuentas y Balance de Ejecución Presupuestal, una propuesta única de régimen de trabajo con las pautas establecidas en el artículo 267 de la Ley Nº 18.172, de 31 de agosto de 2007, en la redacción dada por el artículo 306 de la Ley Nº 19.149, de 24 de octubre de 2013, sobre la base de un complemento por permanencia a la orden que sustituya toda disposición que autorice el pago de complementos retributivos por extensión horaria o por participación en actos eleccionarios nacionales, departamentales o de cualquier tipo, con excepción de lo dispuesto en el artículo 656 de la Ley Nº 18.719, de 27 de diciembre de 2010.

El régimen a que refiere el inciso precedente, que regirá a partir del ejercicio 2017, se trabajará en el marco de la negociación colectiva del sector público.

El costo presupuestal del nuevo régimen de trabajo no podrá ser superior al incremento producido en el Grupo 0 "Retribuciones Personales" por la realización de todos los actos eleccionarios en el último período de gobierno, anualizado, más el financiamiento producto de la supresión de vacantes y otros créditos del Grupo 0, que se acuerden en el marco del inciso precedente.

INCISO 25
ADMINISTRACIÓN NACIONAL DE EDUCACIÓN PÚBLICA

Artículo 551.- Asígnanse al Inciso 25 "Administración Nacional de Educación Pública", en las financiaciones que se indican, a partir del ejercicio 2016, las siguientes partidas presupuestales para mantener los niveles de ejecución:

Tipo de Gasto	Fin. 1.1 RR.GG	Fin. 1.2 R.A.E	Fin. 2.1 End. Ext.	Total
Servicios Personales	38.312.123.253	43.173.974	0	38.355.297.227
Gastos Corrientes	1.160.939.690	2.086.599.803	4.611.390	3.252.150.883
Suministros	887.527.989	4.227.998	0	891.755.987
Inversiones	1.954.768.817	48.979.000	434.189.239	2.437.937.056
Total	42.315.359.749	2.182.980.775	438.800.629	44.937.141.153

La Administración Nacional de Educación Pública distribuirá los montos otorgados entre sus programas presupuestales, por grupo de gasto, lo cual comunicará al Tribunal de Cuentas, al Ministerio de Economía y Finanzas, a la Oficina de Planeamiento y Presupuesto y a la Asamblea General dentro de los ciento veinte días del inicio de cada ejercicio.

Artículo 552.- Asígnanse al Inciso 25 "Administración Nacional de Educación Pública", con destino a financiar las erogaciones que se realicen,

derivadas de la puesta en funcionamiento de obras nuevas, ampliación de la capacidad o asociadas con la modificación de las modalidades de uso de las infraestructuras educativas, con cargo a la Financiación 1.1 "Rentas Generales", para los ejercicios que se indican, las siguientes partidas presupuestales anuales:

2016	2017	2018	2019
550.000.000	1.143.424.218	1.143.424.218	1.143.424.218

La Administración Nacional de Educación Pública comunicará a la Contaduría General de la Nación la distribución de las asignaciones precedentes entre retribuciones personales y gastos de funcionamiento.

Artículo 553.- Increméntanse en el Inciso 25 "Administración Nacional de Educación Pública", programa 002 "Educación Inicial y Primaria", Financiación 1.1 "Rentas Generales", con destino a la implementación de las líneas de acción del Sistema Nacional Integrado de Cuidados, las siguientes partidas presupuestales para los ejercicios y en los montos que se detallan a continuación:

Tipo de Gasto	2016	2017	2018	2019
Retribuciones personales	31.993.133	82.458.441	82.458.441	82.458.441
Gasto de funcionamiento	6.570.067	16.841.798	16.841.798	16.841.798
Inversiones	58.800.000	207.364.000	207.364.000	207.364.000

Artículo 554.- Asígnase en el Inciso 25 "Administración Nacional de Educación Pública", con cargo a la Financiación 1.1 "Rentas Generales", con destino a la ampliación de la modalidad de tiempo extendido y fortalecimiento de la Educación Media y a las becas estudiantiles, los montos en pesos uruguayos en los Programas que se detallan:

Educación Media Básica y Educación Media Superior

	2016	2017	2018	2019
Remuneraciones	211.500.000	373.500.000	373.500.000	373.500.000
Funcionamiento	24.750.000	42.750.000	42.750.000	42.750.000
	236.250.000	416.250.000	416.250.000	416.250.000

Formación en Educación y Educación Terciaria

	2016	2017	2018	2019
Remuneraciones	34.875.000	52.875.000	52.875.000	52.875.000
Funcionamiento	3.875.000	5.875.000	5.875.000	5.875.000
	38.750.000	58.750.000	58.750.000	58.750.000

Artículo 555.- Autorízase a la Administración Nacional de Educación Pública a continuar el programa con financiamiento externo correspondiente al préstamo del Banco Internacional de Reconstrucción y Fomento "Proyecto de Apoyo a la Escuela Pública Uruguaya" (ex MECAEP).

Artículo 556.- Autorízase a la Administración Nacional de Educación Pública a continuar el programa correspondiente al préstamo del Banco Interamericano de Desarrollo "Apoyo a la Educación Media y Técnica y a la Formación en Educación" (ex MEMFOD).

Artículo 557.- A efectos del cálculo del tope retributivo establecido por el artículo 105 de la Ley Especial Nº 7, de 23 de diciembre de 1983, para los funcionarios de la Administración Nacional de Educación Pública, que efectivamente presten funciones en los Consejos de Educación Inicial y Primaria, Educación Secundaria, Educación Técnico Profesional y en el Consejo de Formación en Educación, se tomará la retribución correspondiente al jerarca del Inciso 25 "Administración Nacional de Educación Pública", vigente a enero de 2010, actualizada por el artículo 4º de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 558.- A partir de la vigencia de la presente ley, las compensaciones previstas en los literales a) y c) del artículo 566 de la Ley N°16.736, de 5 de enero de 1996, podrán fijarse hasta en un 15% de las retribuciones sujetas a montepío, pudiendo hacerse extensivas a los docentes de la Administración Nacional de Educación Pública que establezca la

reglamentación que el Consejo Directivo Central de la ANEP determine para la liquidación de las compensaciones y la periodicidad con la que se aplicarán, sin que esto implique costo presupuestal.

Artículo 559.- Sustitúyense el literal D) del artículo 62, los artículos 79 y 80 de la Ley Nº 18.437, de 12 de diciembre de 2008, por los siguientes:

"D) El Consejo de Educación Técnica y Profesional - Universidad del Trabajo del Uruguay (UTU) tendrá a su cargo la formación profesional (básica y superior), la educación media superior técnica, tecnológica (bachilleratos tecnológicos), la educación media superior orientada al ámbito laboral y la educación terciaria técnica y tecnológica".

"ARTÍCULO 79. (Ámbito).- La Educación Terciaria Pública se constituirá por la Universidad de la República, el Instituto Universitario de Educación, la Universidad Tecnológica (UTEC) y el Consejo de Educación Técnica y Profesional - Universidad del Trabajo del Uruguay (UTU)".

"ARTÍCULO 80. (Régimen legal).- La Universidad de la República se regirá por la Ley Nº 12.549, de 16 de octubre de 1958, la Universidad Tecnológica, por la Ley Nº 19.043, de 28 de diciembre de 2012, y los restantes organismos mencionados en el artículo anterior por las disposiciones de la presente ley".

INCISO 26
UNIVERSIDAD DE LA REPÚBLICA

Artículo 560.- Asígnanse al Inciso 26 "Universidad de la República", unidad ejecutora 050 "Unidad Central", programa 347 "Programa Académico", para los años 2016 a 2019, en las financiaciones que se indican, las siguientes partidas presupuestales en moneda nacional, para mantener los niveles de ejecución:

Tipo de Gasto	Financ. 1.1	Financ. 1.2	Total
Remuneraciones	8.720.826.779	582.922.126	9.303.748.905
Funcionamiento	278.806.884	136.275.361	415.082.245
Suministros	247.204.746	0	247.204.746
Inversión	510.460.000	125.124.389	635.584.389
Total	9.757.298.409	844.321.876	10.601.620.285

Artículo 561.- Asígnanse al Inciso 26 "Universidad de la República", unidad ejecutora 050 "Unidad Central", programa 340 "Acceso a la Educación", Financiación 1.1 "Rentas Generales", con destino al pago de retribuciones personales, los montos para los ejercicios que se detallan:

2016	2017	2018	2019
325.621.762	662.640.285	662.640.285	662.640.285

Artículo 562.- Asígnanse al Inciso 26 "Universidad de la República", programa 348 "Programa de Desarrollo Institucional", unidad ejecutora 050 "Unidad Central", Financiación 1.1 "Rentas Generales", con destino exclusivo a las remuneraciones que se incrementen derivadas del desarrollo de la política de Dedicación Total dentro del Proyecto Transversal "Investigación y fortalecimiento de posgrados", las siguientes partidas anuales:

2016	2017	2018	2019
30.000.000	60.000.000	60.000.000	60.000.000

Artículo 563.- Asígnanse al Inciso 26 "Universidad de la República", programa 347 "Programa Académico", unidad ejecutora 050 "Unidad Central", Financiación 1.1 "Rentas Generales", con destino al Proyecto Transversal Nº 4 Investigación y Fortalecimiento de Posgrados, los créditos presupuestales para los ejercicios y por los montos que se detallan:

2016	2017	2018	2019
92.731.476	210.057.481	210.057.481	210.057.481

La Universidad de la República comunicará a la Contaduría General de la Nación, la apertura de los créditos presupuestales entre remuneraciones personales y gastos de funcionamiento.

Artículo 564.- Asígnanse al Inciso 26 "Universidad de la República", programa 350 "Programa de Atención a la Salud en el Hospital de Clínicas", unidad ejecutora 015 "Hospital de Clínicas", Financiación 1.1 "Rentas Generales", con destino a gastos de funcionamiento e inversiones exclusivamente de dicha unidad ejecutora, las siguientes partidas en los ejercicios y por los montos que se detallan a continuación:

2016	2017	2018	2019
50.000.000	110.000.000	110.000.000	110.000.000

La Universidad de la República comunicará la distribución de las asignaciones autorizadas en los programas, proyectos, grupos y objetos del gasto.

Artículo 565.- Facúltase a la Universidad de la República a acordar, en un plazo de hasta ciento ochenta días desde el inicio de cada ejercicio, la administración de los créditos presupuestales de inversión correspondientes al programa 352 "Programa Inversiones en infraestructura edilicia", con la Corporación Nacional para el Desarrollo, en ejercicio de los cometidos asignados por el artículo 11 de la Ley Nº 15.785, de 4 de diciembre de 1985, en la redacción dada por el artículo 34 de la Ley Nº 18.602, de 21 de setiembre de 2009 y artículo 345 de la Ley Nº 18.996, de 7 de noviembre de 2012. La Corporación Nacional para el Desarrollo se ajustará estrictamente a las directivas de la Universidad de la República y realizará todas las contrataciones mediante procedimientos competitivos que aseguren el cumplimiento de los principios de publicidad e igualdad de los oferentes y sin perjuicio de lo establecido en el artículo 114 del TOCAF.

Artículo 566.- La Universidad de la República distribuirá los montos otorgados entre sus programas presupuestales, por grupo de gasto, lo cual comunicará al Tribunal de Cuentas, al Ministerio de Economía y Finanzas, a la

Oficina de Planeamiento y Presupuesto y a la Asamblea General dentro de los ciento veinte días del inicio de cada ejercicio.

Artículo 567.- Asígnanse en el Inciso 26 "Universidad de la República", unidad ejecutora 050 "Unidad Central", con cargo a la Financiación 1.1 "Rentas Generales", el monto de $ 25.000.000 (veinticinco millones de pesos uruguayos) para gastos de funcionamiento, $ 25.000.000 (veinticinco millones de pesos uruguayos) para gastos de inversión y para el Proyecto de "Acceso democrático a la enseñanza superior de calidad en todas las etapas de grado", $ 50.000.000 (cincuenta millones de pesos uruguayos) para fortalecer los programas de becas, transporte y alimentación estudiantiles.

INCISO 27
INSTITUTO DEL NIÑO Y ADOLESCENTE DEL URUGUAY

Artículo 568.- Reasígnase en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", desde el programa 344 "Educación Inicial", Proyecto 888 "Fondo de Infraestructura Educativa-INAU", Financiación 1.1 "Rentas Generales", la suma de $ 100.000.000 (cien millones de pesos uruguayos) al programa 400 "Políticas transversales de desarrollo social", grupo 0 "Servicios Personales", por los montos y para los conceptos que se detallan:

CONCEPTO	Monto $
Fortalecimiento Mediante Incentivos	60.729.712
Nocturnidad	20.772.326
Aumento Cuidadoras 150% BPC	5.701.314
Incremento Asistentes Directorio y Secretaría General de INAU	3.480.708
Complemento Partidas Variables	9.315.940
TOTAL	100.000.000

El Instituto del Niño y Adolescente del Uruguay distribuirá los montos reasignados, comunicándolo a la Contaduría General de la Nación, de conformidad con lo dispuesto en el artículo 24 de la Ley Nº 16.226, de 29 de octubre de 1991.

Artículo 569.- Increméntase en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", en los programas 400 "Políticas transversales de desarrollo social" y 461 "Gestión de la Privación de Libertad", con cargo a la Financiación 1.1 "Rentas Generales", el crédito presupuestal del grupo 0 "Servicios Personales", en los programas y montos para cada ejercicio, que se detallan a continuación:

PROGRAMA	CONCEPTO	2016	2017	2018	2019
400	Fortalecimiento Mediante Incentivos		60.729.712	60.729.712	60.729.712
400	Aumento Cuidadoras al 150 % (Artículo 444 Ley Nº 18.362)		5.701.314	5.701.314	5.701.314
400	Productividad		6.176.716	6.176.716	6.176.716
400	Complemento Partidas Variables	10.684.060	10.684.060	10.684.060	10.684.060
400	Aspectos Programáticos-Fortalecimiento, Supervisión, Monitoreo y Evaluación	6.116.243	12.232.485	12.232.485	12.232.485
400	Aspectos Programáticos-Regulación Consumo de alcohol (JND)	3.500.000	3.500.000	3.500.000	3.500.000
400	Aspectos Programáticos-Derecho a la Vida en Familia y Fortalecimiento de las Parentalidades	17.790.926	35.581.852	35.581.852	35.581.852
400	Aspectos Programáticos- Vida Libre de Violencia	16.314.498	32.628.996	32.628.996	32.628.996
461	Fortalecimiento Mediante Incentivos	22.461.674	44.923.349	44.923.349	44.923.349
461	Nocturnidad	7.682.915	7.682.915	7.682.915	7.682.915
461	Complemento Partidas Variables	29.978.921	71.177.434	71.177.434	71.177.434
	TOTAL	114.529.237	291.018.833	291.018.833	291.018.833

El Instituto del Niño y Adolescente del Uruguay distribuirá los montos reasignados, comunicándolo a la Contaduría General de la Nación, de

conformidad con lo dispuesto en el artículo 24 de la Ley Nº 16.226, de 29 de octubre de 1991.

Artículo 570.- Incrementánse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", los gastos de funcionamiento con cargo a la Financiación 1.1 "Rentas Generales", en los programas 400 "Políticas transversales de desarrollo social" y 461 "Gestión de la Privación de libertad", para los ejercicios y por los montos que se detallan a continuación:

PROGRAMA	ODG	2016	2017	2018	2019
400	198.000	25.239.119	28.236.972	28.236.972	28.236.972
461	198.000	40.725.180	56.816.202	56.816.202	56.816.202
TOTAL		65.964.299	85.053.174	85.053.174	85.053.174

Artículo 571.- Incrementánse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", programa 400 "Políticas Transversales de Desarrollo Social", con cargo a la Financiación 1.1 "Rentas Generales", el crédito presupuestal del objeto del gasto 289.005 "Otras prestaciones no incluidas en las anteriores - Parcial", en una partida anual equivalente a 125.607 UR (ciento veinticinco mil seiscientas siete unidades reajustables).

Artículo 572.- Incrementánse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", con cargo a la Financiación 1.1 "Rentas Generales", el crédito presupuestal del Proyecto 973 "Inmuebles", programa 400 "Políticas Transversales de Desarrollo Social", y del Proyecto 702 "Inmuebles para centros con medidas especiales", programa 461 "Gestión de la Privación de Libertad", con destino a gastos de inversión, para los ejercicios y montos que se detallan a continuación:

PROGRAMA	PROYECTO	2016	2017	2018	2019
400	973	11.134.131	11.134.131	11.134.131	11.134.131
461	702	11.645.149	16.066.677	16.066.677	16.066.677
TOTAL		22.779.280	27.200.808	27.200.808	27.200.808

Artículo 573.- Incrementánse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", programa 461 "Gestión de la Privación de la

Libertad", Financiación 1.1 "Rentas Generales", Proyecto 702 "Inmuebles para Centros con medidas especiales", en $ 200.000.000 (doscientos millones de pesos uruguayos) para los ejercicios 2016 y 2017, y en $ 100.000.000 (cien millones de pesos uruguayos) para los ejercicios 2018 y 2019.

Artículo 574.- Increméntanse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", con cargo a la Financiación 1.1 "Rentas Generales", los créditos presupuestales destinados a gastos de funcionamiento del programa 354 "SNIC - Formación y Servicios para la infancia", con destino a la implementación de las líneas de acción del Sistema Nacional Integrado de Cuidados, en los proyectos e importes para cada ejercicio, en unidades reajustables, que se indican a continuación:

Proyecto	Descripción Proyecto	ODG	2016	2017	2018	2019
130	CAIF Primera Infancia	289.001	162.168	342.567	342.567	342.567
103	Centros Sindicatos - Empresas	289.001	15.734	60.597	60.597	60.597
TOTAL			177.902	403.164	403.164	403.164

Artículo 575.- Increméntanse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", con cargo a la Financiación 1.1 "Rentas Generales", los créditos presupuestales destinados a gastos de funcionamiento, para la implementación de las líneas de acción del Sistema Nacional Integrado de Cuidados, en los programas 354 "SNIC – Formación y Servicios para la Infancia" y 403 "Sistema Nacional Integrado de Cuidados - Protección Social", en los proyectos y para los ejercicios e importes que se indican a continuación:

Programa	Proyecto	Descripción Proyecto	Objeto del Gasto	2016	2017	2018	2019
354	131	Casas de Cuidados Comunitarios	198.000	18.950.000	40.811.000	40.811.000	40.811.000
354	102	Centros Diurnos Primera Infancia	098.000	11.180.000	22.360.000	22.360.000	22.360.000
354	102	Centros Diurnos Primera Infancia	198.000	2.639.000	6.107.000	6.107.000	6.107.000
354	104	Formación Cuidados	098.000	11.295.000	16.341.000	16.341.000	16.341.000

Programa	Proyecto	Descripción Proyecto	Objeto del Gasto	2016	2017	2018	2019
403	129	Fortalecimiento de capacidades institucionales	098.000	8.728.000	8.728.000	8.728.000	8.728.000
403	129	Fortalecimiento de capacidades institucionales	198.000	16.688.000	17.451.000	17.451.000	17.451.000
TOTAL				69.480.000	111.798.000	111.798.000	111.798.000

Artículo 576.- Increméntanse en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", con cargo a la Financiación 1.1 "Rentas Generales", los créditos presupuestales destinados a gastos de inversión para la implementación de las líneas de acción del Sistema Nacional Integrado de Cuidados, programa 354 "SNIC – Formación y Servicios para la Infancia", en los proyectos y para los ejercicios e importes que se detallan a continuación:

Proyecto	Descripción Proyecto	2016	2017	2018	2019
831	CAIF Primera Infancia	284.802.000	364.460.000	364.460.000	364.460.000
832	Centros Diurnos Primera Infancia	14.384.000	14.815.000		
TOTAL		299.186.000	379.275.000	364.460.000	364.460.000

Artículo 577.- Sustitúyese el artículo 289 de la Ley Nº 18.172, de 31 de agosto de 2007, por el siguiente:

"ARTÍCULO 289.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" a contratar asistentes para desempeñar tareas de apoyo directo a cada uno de los Directores y a la Secretaría General de Instituto, por el término que éstos determinen, sin exceder el período de sus respectivos mandatos. Cada Director y la Secretaría General no podrán contar con más de dos asistentes, en forma simultánea.

Las contrataciones establecidas en el presente artículo no otorgarán la calidad de funcionario público a los contratados. Si se tratara de funcionarios públicos, éstos podrán optar por el régimen que se establece en el presente artículo manteniendo la reserva de su cargo o

contrato de función pública, de conformidad con el régimen previsto para los cargos políticos o de particular confianza.

El monto de cada contrato individual no podrá superar el equivalente a 20 BPC (veinte Bases de Prestaciones y Contribuciones) por todo concepto, ajustándose en la misma oportunidad y porcentaje que se disponga para los funcionarios del Instituto.

Las contrataciones previstas en este artículo se financiarán con créditos presupuestales del Inciso".

Artículo 578.- Sustitúyese el literal B) del artículo 8º de la Ley Nº 10.853, de 23 de octubre de 1946, por el siguiente:

"B) Con el 10% (diez por ciento) sobre el producido bruto de las entradas a los bailes que se realicen en los días comprendidos entre el viernes anterior y el domingo posterior inclusive a la fecha fijada a nivel nacional como feriados de carnaval, en teatros, cines, casas de baile y dancings. El mismo impuesto pagarán los bailes que se realicen en la misma fecha en los clubes sociales, deportivos o similares. Lo recaudado por tal concepto por la autoridad departamental, deberá verterse, dentro del tercer día de percibido, en Montevideo en la Tesorería del Instituto, y en el interior en una cuenta del Banco de la República Oriental del Uruguay que se abrirá a esos efectos.

En caso de incumplimiento por parte de los titulares de teatros, cines, casas de baile, dancings, clubes sociales deportivos o similares, se sancionará con una multa equivalente al 10% (diez por ciento) de un monto ficto, que se determinará multiplicando el precio de la entrada de menor valor que se pagó en el evento por la capacidad máxima del local bailable.

En caso de incumplimiento por parte de la autoridad departamental, se aplicará el artículo 95 del Decreto-Ley Nº 14.306, de 24 de noviembre de 1974 (Código Tributario)".

Artículo 579.- Sustitúyese el literal C) del artículo 8º de la Ley Nº 10.853, de 23 de octubre de 1946, en la redacción dada por el artículo 469 de la Ley Nº 14.106, de 14 de marzo de 1973, por el siguiente:

"C) Con el 1% (uno por ciento) sobre el producido bruto de las entradas que deberán pagar dichas entidades por los bailes realizados fuera de las fechas preindicadas en el literal anterior, aunque la entrada al baile sea por invitación. Lo recaudado por tal concepto deberá verterse dentro del tercer día por la autoridad departamental, en Montevideo en la Tesorería del Instituto del Niño y Adolescente del Uruguay y en el interior en una cuenta del Banco de la República Oriental del Uruguay, abierta a esos efectos.

En caso de incumplimiento por parte de los titulares de teatros, cines, casas de baile, dancing, clubes sociales deportivos o similares, se sancionará con el pago del 1% (uno por ciento) de un monto ficto, que se determinará multiplicando el precio de la entrada de menor valor que se pagó en el evento por la capacidad máxima del local bailable.

En caso de incumplimiento por parte de la autoridad departamental se aplicará el artículo 95 del Decreto-Ley Nº 14.306, de 24 de noviembre de 1974 (Código Tributario).

El Poder Ejecutivo, con el asesoramiento del Instituto del Niño y Adolescente del Uruguay reglamentará la aplicación de los literales B) y C) del artículo 8º de la Ley Nº 10.853, de 23 de octubre de 1946, en la redacción dada por la presente ley.

Artículo 580.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" a designar directamente a las personas titulares de los cargos de Secretaría General y Secretaría Ejecutiva de Primera Infancia del Instituto.

Las personas que se designen en estas funciones deberán poseer formación de nivel terciario, conocimientos específicos en infancia y adolescencia y experiencia probada en gestión, acordes a la jerarquía y a las responsabilidades que exijan el desempeño de las mismas.

Fíjase la remuneración mensual de los cargos de Secretaría General y de Secretaría Ejecutiva de Primera Infancia, en el porcentaje que se detalla a continuación, sobre la base de la dotación del cargo de Presidente del Instituto del Niño y Adolescente del Uruguay:

A) Secretaría General: 90% (noventa por ciento).

B) Secretaría Ejecutiva de Primera Infancia: 80% (ochenta por ciento).

A dichas remuneraciones solo podrán acumularse las partidas que el Instituto pague por única vez a sus funcionarios, el sueldo anual complementario, los beneficios sociales y la prima por antigüedad.

Suprímense los cargos de Director General y de Secretaría Ejecutiva del Plan Nacional de Atención al Menor y la Familia.

La erogación resultante de la aplicación del presente artículo, será atendida con los créditos presupuestales del Instituto.

Artículo 581.- Sustitúyese el literal G) del artículo 160 de la Ley Nº 18.046, de 24 de octubre de 2006, por el siguiente:

"G) No podrán ser reforzados ni servir como reforzantes al amparo de la presente norma, los objetos del gasto 289.001 al 289.011, pudiendo ser reforzados y servir como reforzantes entre sí".

Artículo 582.- Los créditos asignados al Instituto del Niño y Adolescente del Uruguay en unidades reajustables, se ajustarán mensualmente aplicando al saldo no comprometido, la variación producida en la referida unidad en el mes inmediato anterior. Deróganse todas las normas que se opongan a la presente disposición.

Artículo 583.- Quienes desempeñen actividades docentes en el Centro de Formación y Estudios (CENFORES) del Inciso 27 "Instituto del Niño y Adolescente del Uruguay", estarán comprendidos en la excepción prevista por el inciso primero del artículo 74 del llamado Acto Institucional Nº 9, de 23 de octubre de 1979, en la redacción dada por el artículo 448 de la Ley Nº 16.320,

de 1º de noviembre de 1992, quedando asimismo exceptuados de la prohibición contenida en el artículo 9º de la Ley Nº 17.556, de 18 de setiembre de 2002, en la interpretación dada por el artículo 9º de la Ley Nº 17.678, de 30 de junio de 2003.

Artículo 584.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" (INAU) a constituir un Fondo de Infraestructura INAU con el objetivo de adquirir terrenos, financiar obras nuevas, ampliación, mejoramiento y rehabilitación de Centros del Instituto del Niño y Adolescente del Uruguay (INAU), no comprendidos en lo dispuesto por el artículo 585 de la presente ley ni en lo previsto por el artículo 693 de la Ley Nº 18.719, de 27 de diciembre de 2010.

El Fondo de Infraestructura INAU se constituirá con transferencia de fondos presupuestales del INAU, así como con el aporte de inmuebles propiedad del organismo a efectos de su enajenación.

El Fondo será administrado por la Corporación Nacional para el Desarrollo en el ejercicio de los cometidos asignados por el artículo 11 de la Ley Nº 15.785, de 4 de diciembre de 1985, en la redacción dada por el artículo 34 de la Ley Nº 18.602, de 21 de setiembre de 2009, que se ajustará estrictamente a las directivas del INAU y realizará todas las contrataciones mediante procedimientos competitivos que aseguren el cumplimiento de los principios de publicidad e igualdad de los oferentes y sin perjuicio de lo establecido en el artículo 24 de la Ley Nº 17.296, de 21 de febrero de 2001 (artículo 132 del TOCAF).

Artículo 585.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" (INAU) a constituir un Fondo de Infraestructura SIRPA con el objetivo de adquirir terrenos, financiar obras nuevas, ampliación, mejoramiento y rehabilitación de Centros del Sistema de Responsabilidad Penal Adolescente (SIRPA).

El Fondo de Infraestructura SIRPA se constituirá con transferencia de fondos presupuestales del INAU, así como con el aporte de inmuebles propiedad del Organismo a efectos de su enajenación.

El Fondo será administrado por la Corporación Nacional para el Desarrollo en ejercicio de los cometidos asignados por el artículo 11 de la Ley Nº 15.785, de 4 de diciembre de 1985, en la redacción dada por el artículo 34 de la Ley Nº 18.602, de 21 de setiembre de 2009, que se ajustará estrictamente a las directivas del INAU y realizará todas las contrataciones mediante procedimientos competitivos que aseguren el cumplimiento de los principios de publicidad e igualdad de los oferentes, y sin perjuicio de lo establecido en el artículo 24 de la Ley Nº 17.296, de 21 de febrero de 2001 (artículo 132 del TOCAF).

INCISO 29
ADMINISTRACIÓN DE LOS SERVICIOS DE SALUD DEL ESTADO

Artículo 586.- Facúltase al Ministerio de Economía y Finanzas a habilitar en el Inciso 29 "Administración de los Servicios de Salud del Estado", unidad ejecutora 068 "Administración de los Servicios de Salud del Estado", programa 440 "Atención Integral de la Salud", Grupo 0 "Servicios Personales", Financiación 1.1 "Rentas Generales", una partida de $ 75.000.000 (setenta y cinco millones de pesos uruguayos) para el ejercicio 2016 y una partida anual de $ 175.000.000 (ciento setenta y cinco millones de pesos uruguayos) a partir del ejercicio 2017, incluido aguinaldo y cargas legales, con destino a completar el financiamiento correspondiente a las diferencias en las cargas legales de los cargos creados al amparo del inciso primero del artículo 717 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 285 de la Ley Nº 18.996, de 7 de noviembre de 2012.

La habilitación del importe previsto en el inciso anterior, se realizará en la oportunidad en que se produzca la efectiva creación de los cargos o la incorporación del complemento salarial al grupo 0 "Retribuciones Personales", por el monto que efectivamente impliquen las cargas legales y dentro de los máximos anuales establecidos.

Artículo 587.- Facúltase al Inciso 29 "Administración de los Servicios de Salud del Estado", a incorporar a sus padrones presupuestales en cargos de grados de ingreso de los escalafones que correspondieren, al personal contratado ingresado al organismo con antelación al 31 de diciembre de 2011, al amparo del régimen vigente a esa fecha, según lo previsto en el artículo 410

de la Ley Nº 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 265, de la Ley Nº 18.834, de 4 de noviembre de 2011.

Los créditos asociados a las vacantes, que financian las contrataciones del referido personal, se utilizarán para la transformación de los cargos en caso de ser necesario y en caso de existir excedentes deberán volcarse al objeto del gasto 098.000 "Asignaciones globales para el grupo 0 de entes autónomos y servicios descentralizados que integran el Presupuesto Nacional".

Derógase el artículo 328 de la Ley Nº 19.149, de 24 de octubre de 2013.

Esta disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 588.- Asígnase en el Inciso 29 "Administración de los Servicios de Salud del Estado", programa 440 "Atención Integral de la Salud", unidad ejecutora 068 "Administración de los Servicios de Salud del Estado", una partida en el grupo 0 "Servicios Personales", Financiación 1.1 "Rentas Generales", de $ 95.000.000 (noventa y cinco millones de pesos uruguayos) anuales, incluidos aguinaldo y cargas legales, con destino a financiar la creación de una compensación especial denominada "incentivo por presentismo" para los funcionarios no médicos del organismo.

La Administración de los Servicios de Salud del Estado reglamentará el alcance, la forma y las condiciones para el pago del incentivo por presentismo, sobre la base de que el mismo no podrá ser abonado cuando se produzca al menos una inasistencia en el mes o incumplimiento en el horario.

Artículo 589.- Increméntase en el Inciso 29 "Administración de los Servicios de Salud del Estado", programa 440 "Atención Integral de la Salud", unidad ejecutora 068 "Administración de los Servicios de Salud del Estado", la asignación presupuestal del grupo 0 "Servicios Personales", Financiación 1.1 "Rentas Generales", en $ 74.000.000 (setenta y cuatro millones de pesos uruguayos) anuales, incluidos aguinaldo y cargas legales, con destino a establecer un sistema de retribuciones mínimas e incrementos salariales para los funcionarios no médicos del organismo, de acuerdo a las condiciones que establezca la reglamentación.

Artículo 590.- Incorpórase al Inciso 29 "Administración de los Servicios de Salud del Estado", el inciso tercero del artículo 49 de la Ley Nº 17.930, de 19 de diciembre de 2005, en la redacción dada por el artículo 82 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 591.- Increméntase en el Inciso 29 "Administración de los Servicios de Salud del Estado" el grupo 0 "Servicios Personales", con cargo a la Financiación 1.1 "Rentas Generales", en $ 20.000.000 (veinte millones de pesos uruguayos) para el ejercicio 2016 y en una partida anual de $ 35.000.000 (treinta y cinco millones de pesos uruguayos) a partir del ejercicio 2017, para financiar la creación de cargos de apoyo con el fin de incorporar las funciones necesarias para la implantación y extensión de los sistemas de información dispuestos por el organismo. Las partidas asignadas incluyen aguinaldo y cargas legales.

Artículo 592.- Increméntase en el Inciso 29 "Administración de los Servicios de Salud del Estado", la asignación presupuestal del grupo 0 "Servicios Personales", con cargo a la Financiación 1.1 "Rentas Generales", en $ 50.000.000 (cincuenta millones de pesos uruguayos) para el ejercicio 2016 y en una partida anual de $ 200.000.000 (doscientos millones de pesos uruguayos) a partir del ejercicio 2017, con destino a la creación de cargos asistenciales y de apoyo, para implementar los proyectos priorizados en el marco del fortalecimiento de los servicios que presta el organismo. Las partidas autorizadas por este artículo incluyen aguinaldo y cargas legales.

Artículo 593.- Increméntase en el Inciso 29 "Administración de los Servicios de Salud del Estado", la asignación presupuestal del grupo 0 "Servicios Personales", con cargo a la Financiación 1.1 "Rentas Generales", en $ 15.000.000 (quince millones de pesos uruguayos) para el ejercicio 2016 y asígnase una partida anual de $ 50.000.000 (cincuenta millones de pesos uruguayos) a partir del ejercicio 2017, para financiar la creación de cargos asistenciales y de apoyo con el fin de incorporar las funciones necesarias para la puesta en funcionamiento del Centro Asistencial Penitenciario. Las partidas asignadas incluyen aguinaldo y cargas legales.

Artículo 594.- En el Inciso 29 "Administración de los Servicios de Salud del Estado", los practicantes internos designados por concurso en contratos de

función pública o contrataciones rentadas temporarias, podrán acumular a su sueldo las remuneraciones provenientes de otros empleos que desempeñen en la Administración Pública, hasta sesenta horas semanales de labor, siempre que no exista superposición total o parcial entre los mismos y cumplan con los demás requisitos establecidos en el artículo 650 de la Ley Nº 16.170, de 28 de diciembre de 1990 y normas reglamentarias.

Artículo 595.- Asígnase en el Inciso 29 "Administración de los Servicios de Salud del Estado", unidad ejecutora 068 "Administración de Servicios de Salud del Estado", Programa 440 "Atención Integral de la Salud", con cargo de Financiación 1.1 "Rentas Generales", una partida anual de $121.000.000 (ciento veintún millones de pesos uruguayos) que incluye aguinaldo y cargas legales, a los efectos de implementar una reestructura de funciones, remuneraciones y condiciones laborales de Auxiliares y Licenciados en Enfermería que se desempeñan en dependencias del Inciso.

La Administración de los Servicios de Salud del Estado distribuirá, dentro de los noventa días siguientes a la entrada en vigencia de la presente ley, la partida asignada en el inciso anterior, entre los Grupos 0 "Servicios Personales", 2 "Servicios No Personales" y 5 "Transferencias", a efectos de financiar la aplicación de este artículo a los funcionarios contratados por la Comisión Honoraria del Patronato del Psicópata y por la Comisión de Apoyo de la unidad ejecutora 068 "Administración de Servicios de Salud del Estado" respectivamente, no rigiendo para esta partida la prohibición establecida por el artículo 721 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 3º de la Ley Nº 19.275, de 19 de setiembre de 2014, en cuanto refiere a las citadas Comisiones.

La distribución prevista en este artículo será comunicada al Ministerio de Economía y Finanzas, facultándose a la Contaduría General de la Nación para realizar las reasignaciones que correspondan.

Artículo 596.- Facúltase a la Contaduría General de la Nación, a solicitud del Inciso 29 "Administración de los Servicios de Salud del Estado", a trasponer al Fondo de Suplencias, creado por el artículo 455 de la Ley Nº 15.809, de 8 de abril de 1986, hasta $ 60.000.000 (sesenta millones de pesos uruguayos) por año, provenientes de los créditos resultantes de los descuentos individuales y

multas por situaciones tales como inasistencias, reservas de cargo y licencias especiales sin goce de sueldo de sus funcionarios.

Derógase el artículo 330 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 597.- Facúltase al Inciso 29 "Administración de los Servicios de Salud del Estado", a efectuar contrataciones de personal en todas las modalidades vigentes en dicho organismo, para desempeñar funciones de guardia retén por las cargas horarias que requiera el servicio.

La Administración de los Servicios de Salud del Estado reglamentará dicha modalidad de trabajo.

Derógase el artículo 262 de la Ley Nº 18.834, de 4 noviembre de 2011.

Artículo 598.- Sustitúyese el literal A) del artículo 4º de la Ley Nº 16.127, de 7 de agosto de 1990, en la redacción dada por el artículo 37 de la Ley Nº 16.170, de 28 de diciembre de 1990, por el siguiente:

"A) Los cargos presupuestados y funciones contratadas del Ministerio de Salud Pública, del Instituto del Niño y Adolescente del Uruguay, del Hospital de Clínicas de la Universidad de la República, de la Central de Servicios Médicos del Banco de Seguros del Estado y de la Administración de los Servicios de Salud del Estado, salvo los correspondientes a los escalafones C "Administrativo" y F "Servicios Auxiliares".

No regirá esta salvedad para el escalafón F "Servicios Auxiliares", dependientes de la Central de Servicios Médicos del Banco de Seguros del Estado y de la Administración de los Servicios de Salud del Estado".

Artículo 599.- Incorpórase al artículo 719 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 327 de la Ley Nº 19.149, de 24 de octubre de 2013, el siguiente literal:

"D) Contrataciones que realice la Comisión Honoraria del Patronato del Psicópata con fondos propios, cuando estas refieran exclusivamente a funciones que no serán desempeñadas en dependencias del Inciso 29 "Administración de los Servicios de Salud del Estado", ni financiadas directa o indirectamente por el mismo".

Artículo 600.- Facúltase al Inciso 29 "Administración de los Servicios de Salud del Estado", a celebrar contratos temporales de derecho público, a efectos de atender necesidades que el Organismo no pueda cubrir con sus propios funcionarios, por un término no superior a los tres años, no prorrogables. La selección del personal a contratar se efectuará de conformidad a la normativa vigente a tales efectos en el Inciso.

Los contratados bajo dicha modalidad en ningún caso adquirirán derecho a permanencia en la función, más allá de los términos de la contratación.

En un plazo de noventa días a partir del día siguiente a la vigencia de la presente ley, la Administración de los Servicios de Salud del Estado remitirá a la Oficina Nacional del Servicio Civil para su aprobación, los modelos de contrato correspondiente.

Artículo 601.- Derógase el inciso segundo del artículo 59 de la Ley Nº 18.211, de 5 de diciembre de 2007.

Artículo 602.- Habilítase al Inciso 29 "Administración de los Servicios de Salud del Estado" a implementar y poner en funcionamiento planes piloto en sus unidades ejecutoras, para la profundización y expansión de la descentralización de la gestión y administración de determinados servicios, otorgándoles autonomía en la gestión económico-financiera, buscando la mejora en la eficiencia, certificación de calidad en los procesos y servicios, conforme a las pautas que establezca la autoridad sanitaria, debiendo rendir cuenta de los recursos administrados.

Los recursos originados en la complementación de servicios incorporados a los planes piloto, podrán incrementar los créditos presupuestales de las unidades ejecutoras, sin que esto implique costo presupuestal en el Inciso,

pudiendo ser destinados a la financiación de gastos de funcionamiento o de inversión.

Artículo 603.- Intégrese en el Inciso 29 "Administración de los Servicios de Salud del Estado", la unidad ejecutora 037 "Centro Auxiliar de Castillos" a la unidad ejecutora 044 "Red de Atención Primaria de Rocha".

Transfiérese a la unidad ejecutora 044 "Red de Atención Primaria de Rocha" las potestades y atribuciones que las normas vigentes otorgan a la unidad ejecutora suprimida.

La asignación de los bienes, créditos, ingresos y obligaciones que las disposiciones actuales preveen respecto de la unidad ejecutora del Inciso 29 "Administración de los Servicios de Salud del Estado" serán transferidas de pleno derecho a la unidad ejecutora 044 "Red de Atención Primaria de Rocha".

Artículo 604.- Créase en el Inciso 29 "Administración de los Servicios de Salud del Estado", la unidad ejecutora 102 "Centro Hospitalario Maldonado-San Carlos".

Transfiérense los cometidos, derechos y obligaciones, recursos humanos y los bienes muebles e inmuebles, afectados al uso de la unidad ejecutora 054 "Hospital de San Carlos", y de la unidad ejecutora 023 "Centro Departamental de Maldonado", a la unidad ejecutora que se crea por este artículo.

Sustitúyese en el Inciso 29 entre "Administración de los Servicios de Salud del Estado" la unidad ejecutora 054 "Hospital de San Carlos" y 023 "Centro Departamental de Maldonado" por la unidad ejecutora 102, cuya dirección general funcionará en el Hospital de San Carlos.

Facúltase a la Contaduría General de la Nación a realizar las reasignaciones de créditos presupuestales a efectos de dar cumplimiento a lo dispuesto en este artículo.

Artículo 605.- Créase en el Inciso 29 "Administración de los Servicios de Salud del Estado", la unidad ejecutora 103 "Centro de Rehabilitación Médico Ocupacional y Sicosocial".

Transfiérense los cometidos, derechos, obligaciones y recursos humanos, y los bienes muebles e inmuebles afectados al uso de las unidades ejecutoras 013 "Colonia Siquiátrica Dr. Bernardo Etchepare" y 069 "Colonia Dr. Santín Carlos Rossi", a la unidad ejecutora que se crea en el inciso precedente.

Suprímese en el Inciso 29 "Administración de los Servicios de Salud del Estado" la unidad ejecutora 013 "Colonia Dr. Bernardo Etchepare" y 069 "Colonia Dr. Santín Carlos Rossi".

Facúltase a la Contaduría General de la Nación a realizar las reasignaciones de créditos presupuestales a efectos de dar cumplimiento a lo dispuesto en el presente artículo.

Artículo 606.- Increméntanse en el Inciso 29 "Administración de los Servicios de Salud del Estado", unidad ejecutora 068 "Administración de los Servicios de Salud del Estado", programa 440 "Atención Integral de la Salud", Financiación 1.1 "Rentas Generales", los créditos destinados a inversiones en $ 50.000.000 (cincuenta millones de pesos uruguayos) para el ejercicio 2016 y $ 100.000.000 (cien millones de pesos uruguayos) para los ejercicios 2017 a 2019, de acuerdo al siguiente detalle:

PROGRAMA	U.E.	PROYECTO	2016	2017	2018	2019
440	068	971	25.000.000	50.000.000	50.000.000	50.000.000
440	068	973	25.000.000	50.000.000	50.000.000	50.000.000
			50.000.000	100.000.000	100.000.000	100.000.000

Artículo 607.- Sustitúyese el inciso tercero del artículo 721 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 3º de la Ley Nº 19.275, de 19 de setiembre de 2014, por el siguiente:

> "La Administración de los Servicios de Salud del Estado podrá transferir hasta un monto de $ 300.000.000 (trescientos millones de pesos uruguayos) en los ejercicios 2016 y 2017, para atender exclusivamente las sentencias de condena que se dicten contra estas instituciones en juicios laborales o eventuales transacciones que se celebren en los mismos. Facúltase a la Contaduría General de la Nación para habilitar los créditos correspondientes".

Artículo 608.- Sustitúyese el artículo 2º de la Ley Nº 19.135, de 20 de setiembre de 2013, por el siguiente:

"ARTÍCULO 2º.- La Dirección Nacional de Loterías y Quinielas asignará el 3% (tres por ciento) de lo recaudado en las Loterías de Fin de Año y de Revancha de Reyes, el cual será otorgado a las siguientes entidades, en la proporción que se detalla a continuación:

A) 1/3 (un tercio) para la Comisión Honoraria de Administración y Ejecución de Proyectos del Plan Nacional de Inversiones del Hospital Maciel.

B) 1/3 (un tercio) para la Comisión Honoraria de Administración y Ejecución de Proyectos del Plan Nacional de Inversiones del Hospital Pasteur.

C) 1/3 (un tercio) para la Comisión Honoraria de Administración y Ejecución de Proyectos del Plan Nacional de Inversiones del Centro Hospitalario Pereira Rossell".

Artículo 609.- Autorízase al Inciso 29 "Administración de los Servicios de Salud del Estado", a destinar fondos correspondientes a la recaudación por concepto de Fondo Nacional de Salud, a efectos de abonar los complementos retributivos necesarios por concepto de alta dedicación o pago variable contra cumplimiento de metas o indicadores de desempeño, en aquellos casos en que el referido complemento se haya originado en una disposición de la Junta Nacional de Salud dentro de las metas asistenciales. Los complementos abonados por este concepto no podrán superar el importe establecido como pago por cumplimiento total de la meta asistencial que origina la alta dedicación o el pago variable, pudiendo únicamente ajustarse en la misma forma y oportunidad que se ajusten las remuneraciones básicas del cargo.

Artículo 610.- Facúltase al Inciso 29 "Administración de los Servicios de Salud del Estado" a incorporar a sus padrones presupuestales, previa evaluación favorable, hasta 300 (trescientos) funcionarios correspondientes al personal titular que a la fecha de promulgación de la presente ley, se encuentra

prestando funciones en los Departamentos de Alimentación de las unidades ejecutoras del Inciso, contratado por el régimen establecido en la Ley Nº 17.556, de 18 de setiembre de 2002, en uso de la autorización concedida por el artículo 283 de la Ley Nº 18.996, de 7 de noviembre de 2012, no generando costo presupuestal.

INCISO 31
UNIVERSIDAD TECNOLÓGICA

Artículo 611.- Asígnanse al Inciso 31 "Universidad Tecnológica", unidad ejecutora 001 "Consejo Directivo Central", programa 353 "Desarrollo Académico", los créditos presupuestales, expresados en moneda nacional, con Fuente de Financiamiento 1.1 "Rentas Generales", para mantener el nivel de ejecución, los conceptos y ejercicios que se detallan a continuación:

Concepto	2016	2017	2018	2019
Retribuciones personales	200.771.899	200.771.899	200.771.899	200.771.899
Gastos de Funcionamiento	101.290.239	101.290.239	101.290.239	101.290.239
Inversiones	82.493.139	82.493.139	82.493.139	82.493.139
Totales	384.555.277	384.555.277	384.555.277	384.555.277

Artículo 612.- Increméntanse, a partir del ejercicio 2017, las asignaciones presupuestales del Inciso 31 "Universidad Tecnológica" destinadas al pago de retribuciones personales, con cargo al grupo 0 "Servicios Personales", Financiación 1.1 "Rentas Generales", en una partida anual de $ 100.000.000 (cien millones de pesos uruguayos).

Artículo 613.- El Consejo Directivo Central de la Universidad Tecnológica determinará la estructura programática del organismo, distribuirá los créditos presupuestales otorgados entre sus programas, por grupo de gasto, y establecerá los grados y asignaciones de sus escalafones, de conformidad con las normas legales y ordenanzas de contabilidad del Tribunal de Cuentas.

Dará cuenta de ello a la Asamblea General, al Tribunal de Cuentas, a la Oficina de Planeamiento y Presupuesto y al Ministerio de Economía y Finanzas, dentro de los ciento veinte días del inicio de cada ejercicio.

Artículo 614.- Declárase que el Inciso 31 "Universidad Tecnológica", está facultado para crear, transformar y suprimir unidades ejecutoras.

Artículo 615.- Autorízase la utilización del Fondo de Infraestructura Pública - UTEC, creado por el artículo 346 de la Ley Nº 19.149, de 24 de octubre de 2013, para el financiamiento de la adquisición de mobiliario y equipamiento destinado a centros educativos.

Artículo 616.- Prorróganse por veinticuatro meses los plazos para la integración definitiva del Consejo Directivo Central de la Universidad Tecnológica y para la respectiva convocatoria a elecciones de Rector y de los miembros del orden docente y estudiantil, establecidos en los incisos segundo y tercero del artículo 32 de la Ley Nº 19.043, de 28 de diciembre de 2012.

Artículo 617.- Facúltase al Inciso 31 "Universidad Tecnológica" a presupuestar al personal contratado que, a la fecha de promulgación de la presente ley, se encuentre desempeñando tareas permanentes en el Inciso y demuestre aptitud para las mismas. El Consejo Directivo Central de la Universidad Tecnológica establecerá los requisitos y condiciones para acceder a la presupuestación.

Artículo 618- Autorízase al Inciso 31 "Universidad Tecnológica" a abonar a sus funcionarios un complemento retributivo variable, que implique compromisos de gestión basados en cumplimiento de metas e indicadores, de acuerdo con la reglamentación que dicte su Consejo Directivo Central.

INCISO 32
INSTITUTO URUGUAYO DE METEOROLOGÍA

Artículo 619.- Autorízase en el Inciso 32 "Instituto Uruguayo de Meteorología" (INUMET), programa 420 "Información Oficial y Documentos de Interés Público", con cargo a la Financiación 1.1 "Rentas Generales", una partida de $ 35.510.191 (treinta y cinco millones quinientos diez mil ciento

noventa y un pesos uruguayos) para el ejercicio 2016 y de $ 65.510.191 (sesenta y cinco millones quinientos diez mil ciento noventa y un pesos uruguayos) para los ejercicios 2017 a 2019, según el siguiente detalle:

Concepto	ODG/Proy	2016	2017	2018	2019
Remuneraciones	098.000 "Serv.Personales para uso excl.Entes Descentr.Pto.Nal."	20.510.191	35.510.191	35.510.191	35.510.191
Funcionamiento	198.000 "Repuestos y accesorios"	5.000.000	15.000.000	15.000.000	15.000.000
Inversiones	720 "Adquisición de equipam. informático y de comunicaciones"	10.000.000	15.000.000	15.000.000	15.000.000
TOTALES		35.510.191	65.510.191	65.510.191	65.510.191

El INUMET podrá establecer en el ejercicio 2016 una partida para atender inequidades salariales que se financiará exclusivamente con los recursos asignados al mismo, y tendrá un monto máximo de hasta $ 3.000.000 (tres millones de pesos uruguayos). La Contaduría General de la Nación asignará un objeto del gasto específico para la presente partida, asimismo el INUMET reglamentará la presente disposición.

Artículo 620.- Créanse en el Inciso 32 "Instituto Uruguayo de Meteorología" un cargo de Secretario General y un cargo de Gerente Técnico, que serán de confianza del Directorio y permanecerán en sus funciones hasta transcurridos noventa días luego del cese del Directorio que los designó, salvo ratificación expresa realizada por el nuevo Directorio.

Fíjase la remuneración mensual de los cargos creados, en el porcentaje que se detalla a continuación sobre la base de la remuneración del cargo de Presidente del Instituto:

A) Secretario General: 85% (ochenta y cinco por ciento).

B) Gerente Técnico: 80% (ochenta por ciento).

Derógase el artículo 135 de la Ley Nº 16.170, de 28 de diciembre de 1990.

Artículo 621.- El Inciso 32 "Instituto Uruguayo de Meteorología" podrá disponer trasposiciones de créditos requeridas para el mejor funcionamiento de sus servicios, de acuerdo a las siguientes reglas:

A) Dentro del grupo 0 "Servicios Personales".

B) Dentro de los créditos presupuestales asignados a inversiones.

C) Dentro de las asignaciones autorizadas para gastos de funcionamiento.

D) De asignaciones para gastos de funcionamiento o para el grupo 0 "Servicios Personales", para reforzar créditos de gastos de inversión.

E) No podrán trasponerse ni reforzarse créditos presupuestales que tengan carácter estimativo.

Las trasposiciones regirán hasta el 31 de diciembre del ejercicio en el cual se autorizaron, informando a la Contaduría General de la Nación, dando cuenta a la Asamblea General.

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 622.- Facúltase al Inciso 32 "Instituto Uruguayo de Meteorología" (INUMET) a difundir y publicar gratuitamente, en forma libre, todos los datos climáticos y meteorológicos que el servicio descentralizado posea en su acervo.

El INUMET podrá percibir un precio por la certificación documental, desarrollo técnico o elaboración de informes para las instituciones o personas físicas o jurídicas que lo requieran. Asimismo, está facultado en los términos previstos por el artículo 271 de la Ley Nº 16.462, de 11 de enero de 1994, a prestar servicios de asesoramiento y asistencia técnica, en el área de su especialidad, tanto en el territorio de la República como en el exterior.

Artículo 623.- El Instituto Uruguayo de Meteorología (INUMET) podrá celebrar convenios con el Ministerio del Interior y otras instituciones públicas estatales, a efectos de consolidar un Sistema Pluviométrico Nacional, en el marco del Banco Nacional de Datos Meteorológicos.

Al personal que desempeñe funciones para el cumplimiento de dichos convenios, se le abonará una compensación por agente pluviométrico, que será acumulable a su sueldo funcional con cargo a los fondos del respectivo convenio.

El INUMET podrá transferir los fondos al organismo estatal prestador.

Artículo 624.- El Instituto Uruguayo de Meteorología (INUMET) podrá prestar servicios meteorológicos o climáticos en la Base Científica Antártica General Artigas.

El Directorio del INUMET podrá afectar personal y realizar las operaciones materiales y técnicas necesarias para cumplir con dichos servicios. Las erogaciones resultantes de la aplicación del presente artículo serán atendidas con cargo a los créditos presupuestales del Instituto.

Artículo 625.- Autorízase al Inciso 32 "Instituto Uruguayo de Meteorología" a disponer del 100% (cien por ciento) de los recursos con afectación especial que perciba conforme a los convenios nacionales interinstitucionales, convenios con organismos internacionales técnicos, servicios prestados al amparo de lo dispuesto en el artículo 78 y siguientes del Código Aeronáutico, así como otros que sean producidos de conformidad con lo dispuesto en los literales A) y C) del artículo 17 de la Ley Nº 19.158, de 25 de octubre de 2013. Estos fondos podrán ser destinados a abonar compensaciones por cumplimiento de compromisos de gestión en un monto de hasta $ 4.000.000 (cuatro millones de pesos uruguayos) y a gastos de funcionamiento y a inversiones.

Artículo 626.- El Inciso 32 "Instituto Uruguayo de Meteorología" podrá remunerar a través del régimen de horas docentes las actividades educativas de docencia en la Escuela de Meteorología del Uruguay, de acuerdo a la reglamentación que dicte el referido Instituto.

Al amparo del presente régimen el Instituto podrá contratar meteorólogos, especialistas o universitarios, nacionales o extranjeros, con estrictos fines docentes.

Artículo 627.- Facúltase al Inciso 32 "Instituto Uruguayo de Meteorología" (INUMET), a establecer regímenes de trabajo especiales, en virtud de la necesidad de funcionamiento continuo del servicio público meteorológico y climatológico normal, los cuales podrán generar compensaciones salariales, con las particularidades que se indican:

A) Adoptar regímenes rotativos en los horarios de trabajo de su personal, el cual no será acumulable con trabajo en días inhábiles.

B) Disponer la permanecía de su personal, fuera de la jornada horaria de labor, generándose horas extras o, en su caso, compensación por días inhábiles.

C) Designar fundadamente a personal en régimen de permanencia a la orden, cuando sea necesario para el desarrollo de tareas específicas, el que podrá ser remunerado con hasta el 20% (veinte por ciento) del salario base respectivo.

El personal afectado por esta tarea no podrá ser superior al 20% (veinte por ciento) del total de los funcionarios del INUMET, y en ningún caso podrá recibir conjuntamente con la presente, retribución por trabajo en horas extras.

D) Abonar nocturnidad, conforme con lo establecido en los artículos 3º y 4º de la Ley Nº 19.313, de 13 de febrero de 2015.

Las compensaciones señaladas en los incisos anteriores serán efectivas cuando el personal desarrolle las tareas específicas y por el tiempo que exclusivamente insuma su aplicación, debiendo comunicar a la Contaduría General de la Nación, las reasignaciones de créditos necesarias para el cumplimiento de la presente disposición.

Derógase el artículo 175 de la Ley Nº 15.809, de 8 de abril de 1986. Los créditos asignados por dicha disposición serán transferidos al INUMET.

El INUMET reglamentará la presente disposición.

Artículo 628.- El Instituto Uruguayo de Meteorología (INUMET) podrá asignar funciones o determinar compensaciones salariales al personal que integra sus cuadros funcionales, por aplicación de lo dispuesto en el artículo 19 de la Ley Nº 19.158, de 25 de octubre de 2013, financiándolas con cargo a los créditos del Instituto.

El INUMET será agente de retención de los aportes al sistema de seguridad social, por las compensaciones previstas en el inciso anterior, cuando refieran a funcionarios pertenecientes al escalafón K "Personal Militar" o a funcionarios civiles con equiparación a un grado militar o a funcionarios reincorporados, que serán vertidos al Servicio de Retiros y Pensiones de las Fuerzas Armadas, del Inciso 03 "Ministerio de Defensa Nacional", cuando corresponda.

Artículo 629.- El Directorio del Instituto Uruguayo de Meteorología podrá contratar personal de confianza en tareas de asesoría y secretaría, con cargo a sus propios créditos y con las limitaciones establecidas en el artículo 23 de la Ley Nº 17.556, de 18 de setiembre de 2002, en la redacción dada por el artículo 68 de la Ley Nº 18.834, de 4 de noviembre de 2011.

Artículo 630.- Los funcionarios públicos no pertenecientes al Inciso 32 "Instituto Uruguayo de Meteorología" (INUMET), que al 1º de enero de 2016 presten funciones en el mismo, en régimen de comisión de servicio u otro régimen, en particular por convenio con Gobiernos Departamentales, podrán ser incorporados definitivamente en los cuadros funcionales del Instituto, siempre que medie solicitud personal de los mismos. Las incorporaciones que se realicen al amparo de este artículo serán financiadas con cargo a los créditos presupuestales del INUMET y no podrán lesionar derechos funcionales.

Artículo 631.- Facúltase al Instituto Uruguayo de Meteorología (INUMET) a celebrar contratos de función pública, con aquellos funcionarios contratados

mediante contrato temporal de derecho público, así como, contrato a término al amparo de lo dispuesto en los artículos 30 y siguientes de la Ley Nº 17.556, de 18 de setiembre de 2002, que demuestren aptitud para el desempeño de la tarea correspondiente y posean por lo menos un año de labor.

Artículo 632.- El Directorio del Instituto Uruguayo de Meteorología (INUMET) podrá transformar los cargos ocupados del escalafón D al escalafón B, asignándoles el equivalente al último grado ocupado del escalafón, siempre que cumplan las siguientes condiciones:

A) Que los cargos a transformar estén ocupados por funcionarios presupuestados en el escalafón D.

B) Que los funcionarios acrediten haber desempeñado satisfactoriamente, a juicio del jerarca, las tareas propias del escalafón B, durante al menos dieciocho meses ininterrumpidos, con anterioridad a la fecha de vigencia de la presente ley.

C) Que los funcionarios presenten créditos educativos suficientes, expedidos por la Universidad de la República u otras universidades o institutos de formación terciaria no universitaria habilitados por el Ministerio de Educación y Cultura, así como los técnicos egresados de la Escuela de Meteorología del Uruguay.

Si las transformaciones previstas en este artículo generaran costo presupuestal, este deberá ser asumido con los créditos presupuestales del INUMET en el grupo 0 "Servicios Personales".

En todos los casos, se mantendrá el nivel retributivo de los funcionarios. Efectuada la transformación, si existiere diferencia entre la retribución del funcionario en el cargo anterior y al que accede, será asignada como una compensación personal transitoria, que se irá absorbiendo en futuros ascensos o regularizaciones. La misma llevará todos los aumentos que corresponda a los funcionarios del INUMET.

Artículo 633.- Derógase la Ley Nº 10.028, de 26 de junio de 1941.

INCISO 33
FISCALÍA GENERAL DE LA NACIÓN

Artículo 634.- Créanse en el Inciso 33 "Fiscalía General de la Nación" los siguientes cargos:

Fiscales Adscriptos, escalafón N	15
Asesor, Serie Abogado, escalafón A, grado 14	1
Asesor, Serie Licenciado en Sistemas, escalafón A, grado 14	1
Asesor, Serie Licenciado en Comunicación, escalafón A, grado 14	1
Asesor, Serie Profesional, escalafón A, grado 14	2
Asesor I, Serie Profesional, escalafón A, grado 13	1
Asesor VI, Serie Psicólogo, escalafón A, grado 8	1
Asesor X, Serie Abogado - Escribano, escalafón A, grado 4	3
Técnico VII, Serie Administración, escalafón B, grado 3	1
Administrativo VIII, Serie Administrativo, escalafón C, grado 1	10

Increméntanse los créditos presupuestales correspondientes a gastos de funcionamiento, en la Financiación 1.1 "Rentas Generales", en los siguientes objetos del gasto y por las sumas que se indican: objeto del gasto 098.000 "Servicios Personales", la suma de $ 32.190.841 (treinta y dos millones ciento noventa mil ochocientos cuarenta y un pesos uruguayos), incluido aguinaldo y cargas legales, objeto del gasto 284.003 "Partida Perfeccionamiento Académico", la suma de $ 1.055.016 (un millón cincuenta y cinco mil dieciséis pesos uruguayos) y en el objeto del gasto 284.004 "Partida Capacitación Técnica", la suma de $ 138.912 (ciento treinta y ocho mil novecientos doce pesos uruguayos), con destino a financiar los cargos creados en el inciso anterior.

Artículo 635.- Increméntanse en el Inciso 33 "Fiscalía General de la Nación", los créditos presupuestales, asignando una partida anual con cargo a la Financiación 1.1 "Rentas Generales", según el siguiente detalle:

Concepto del Gasto	Importe
Retribuciones	$ 2.000.000
Becas de trabajo y pasantías	$ 1.500.000
Gastos de funcionamiento	$ 5.285.591
Suministros	$ 2.600.000

Artículo 636.- Habilítanse en el Inciso 33 "Fiscalía General de la Nación", programa 200 "Asesoramiento, cooperación y representación", unidad ejecutora 001 "Fiscalía General de la Nación", los créditos presupuestales correspondientes a Proyectos de Inversión, según el siguiente detalle:

Proyecto	2016
971 Equipamiento y mobiliario de oficina	$ 1.000.000
972 Informática	$ 4.060.000

Artículo 637.- Facúltase al Inciso 33 "Fiscalía General de la Nación" a disponer las trasposiciones de créditos presupuestales necesarias para la mejor prestación del servicio, con la sola limitación de no trasponer partidas de gastos de funcionamiento o de inversiones a retribuciones personales.

Artículo 638.- Autorízase al Inciso 33 "Fiscalía General de la Nación" a realizar las transformaciones de cargos que requiera el servicio, siempre que ello no implique aumento de crédito presupuestal, lo que será comunicado a la Contaduría General de la Nación, dando cuenta a la Asamblea General y al Tribunal de Cuentas.

Artículo 639.- El ingreso de funcionarios en el Inciso 33 "Fiscalía General de la Nación", en todos los escalafones, solo podrá realizarse mediante concurso. En todos los casos los llamados deberán ser públicos y abiertos.

Artículo 640.- Habilítase a la Fiscalía General de la Nación a remunerar con sus créditos presupuestales, a través del régimen de horas docentes, las actividades educativas realizadas a través del Centro de Formación del Ministerio Público y Fiscal creado por el artículo 193 de la Ley Nº 18.996, de 7 de noviembre de 2012, de acuerdo a lo que disponga la reglamentación.

Artículo 641.- Asígnase en el Inciso 33 "Fiscalía General de la Nación", Financiación 1.1 "Rentas Generales", en el objeto del gasto 098.000 "Servicios Personales", una partida anual de $ 20.000.000 (veinte millones de pesos uruguayos) incluidos aguinaldo y cargas legales, con destino a la implementación de compromisos de gestión en los escalafones A, B, C, D, E, F y R.

Artículo 642.- Establécese que el cargo de Secretario Letrado, escalafón A, grado 13, Serie Escribano, no comprendido en el artículo 388 de la Ley Nº 17.930, de 19 de diciembre de 2005, tendrá la remuneración equivalente a un cargo de escalafón A, grado 13, Serie Contador. Este cargo dejará de percibir la compensación con cargo al objeto del gasto 066.000 "Ayuda de Arrendamiento". La Contaduría General de la Nación efectuará las reasignaciones de crédito que correspondan a solicitud de la Fiscalía General de la Nación, procediendo al abatimiento del objeto del gasto citado.

Artículo 643.- Créase en la Fiscalía General de la Nación un cargo de Secretario General, que será de particular confianza del Director General, el que tendrá una remuneración equivalente al 124% (ciento veinticuatro por ciento) de la retribución que por todo concepto corresponde al cargo de Jefe de Departamento, escalafón A, grado 14, Serie Contador, con dedicación total.

A efectos de financiar la erogación dispuesta en este artículo suprímese un cargo de Secretario Letrado del escalafón N y asígnase una partida anual de $ 229.507 (doscientos veintinueve mil quinientos siete pesos uruguayos), que incluye aguinaldo y cargas legales. Si la contratación recayere en funcionarios públicos, podrán estos optar por el régimen que se establece en el presente artículo, manteniendo la reserva del cargo de su oficina de origen, de acuerdo con el régimen previsto en el artículo 21 de la Ley Nº 17.930, de 19 de diciembre de 2005.

Artículo 644.- Los funcionarios que se encontraban cumpliendo funciones en régimen de comisión de servicio a la fecha de promulgación de la ley de creación de la Fiscalía General de la Nación, en la unidad ejecutora 019 "Fiscalía de Corte y Procuraduría General de la Nación", del Inciso 11 del Ministerio de Educación y Cultura, serán incorporados por el mecanismo de

redistribución establecido en los artículos 15 y siguientes de la Ley Nº 18.719, de 27 de diciembre de 2010, en lo que corresponda.

A los efectos de las presentes regularizaciones no será de aplicación lo dispuesto en el artículo 18 de la citada ley.

Artículo 645.- Inclúyese al Inciso 33 "Fiscalía General de la Nación", en lo dispuesto en el artículo 14 del Decreto-Ley Nº 14.867, de 24 de enero de 1979.

Artículo 646.- Autorízase el traslado de funcionarios de la Administración Central para desempeñar en comisión, tareas en la Fiscalía General de la Nación, a expresa solicitud del Director General, debidamente fundada en razones de servicio, en las condiciones previstas en el artículo 32 de la Ley Nº 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 67 de la Ley Nº 17.556, de 18 de setiembre de 2002, y por los artículos 13 y 15 de la Ley Nº 17.930, de 19 de diciembre de 2005.

La Fiscalía General de la Nación podrá tener hasta tres funcionarios en comisión simultáneamente al amparo del presente régimen.

Artículo 647.- Créanse en el Inciso 33 "Fiscalía General de la Nación", para la implementación del nuevo proceso penal acusatorio, los siguientes cargos:

Denominación	A partir de	
	2016	2017
Fiscales Adscriptos, escalafón N	20	10
Asesor, Serie Profesional, escalafón A, grado 14	1	
Asesor, Serie Médico, escalafón A, grado 14	1	
Asesor III, Serie Profesional, escalafón A, grado 11	1	
Asesor I, Serie Médico, escalafón A, grado 13	1	
Asesor III, Serie Médico, escalafón A, grado 11	7	5
Asesor VI, Serie Psicólogo, escalafón A, grado 8		1
Asesor VI, Serie Asistente Social, escalafón A, grado 8	1	
Asesor VI, Serie Sociólogo, escalafón A, grado 8		1
Administrativo VIII, Serie Administrativo, escalafón C, grado 1	30	18

Los cargos de Asesor, Serie Médico, escalafón A, grados 14, 13 y 11 se encontrarán comprendidos en el artículo 27 del Decreto-Ley Nº 15.365, de 30 de diciembre de 1982, cuya remuneración mensual será equivalente al 100% (cien por ciento), 95% (noventa y cinco por ciento) y 85% (ochenta y cinco por ciento), respectivamente, que por todo concepto corresponde al cargo de Jefe de Departamento, escalafón A, grado 14, Serie Contador, con igual régimen horario.

A efectos de la creación de los cargos establecidos en la presente norma, increméntanse los créditos presupuestales en moneda nacional, con cargo a la Financiación 1.1 "Rentas Generales" que se detallan para el ejercicio 2016 y a partir del ejercicio 2017:

Concepto del Gasto	2016	2017
Remuneraciones	51.684.691	78.858.538
Partida de Perfeccionamiento Académico	1.443.084	2.178.084
Partida de Capacitación Técnica	344.880	551.808

Artículo 648.- Autorízase a la Fiscalía General de la Nación a contratar peritos a fin de asistirla en el cumplimiento de los cometidos asignados por la Ley Nº 19.293, de 2 de setiembre de 2014.

Dicha contratación deberá estar debidamente fundada en cada caso concreto, no requerirá llamado a concurso de mérito u oposición, no excluirá la calidad de funcionario público ni serán de aplicación los requisitos y condiciones establecidos en el artículo 47 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 3º de la Ley Nº 19.149, de 24 de octubre de 2013.

Asimismo, deberá dejarse expresa constancia que: a) el contratado asume una obligación de resultado en un plazo determinado y b) que el comitente no se encuentra en condiciones materiales de ejecutar con sus funcionarios el objeto del arriendo.

El Tribunal de Cuentas podrá habilitar al Contador delegado a intervenir directamente en el proceso del gasto de dichas contrataciones.

A efectos del presente artículo créase un Registro de Peritos en el ámbito de la Fiscalía General de Nación, cuyo funcionamiento y demás aspectos serán reglamentados.

Artículo 649.- Sustitúyense los artículos 27, 28 y 29 de la Ley Nº 15.982 (Código General del Proceso), de 18 de octubre de 1988, por los siguientes:

"ARTÍCULO 27. (Modos de intervención del Ministerio Público en el proceso).- El Ministerio Público intervendrá en el proceso como parte principal y como tercero, en los casos expresamente previstos en los artículos siguientes.

ARTÍCULO 28. (Intervención como parte principal).- El Ministerio Público intervendrá como parte en el proceso únicamente en los procesos relativos a intereses difusos (artículo 42), nulidad de matrimonio (artículo 200 del Código Civil), pérdida, limitación o suspensión de la patria potestad (artículos 290 del Código Civil y 207 del Código de la Niñez y la Adolescencia), nombramiento de tutor (artículo 317 del Código Civil) y nombramiento de curador (artículo 433 del Código Civil).

ARTÍCULO 29. (Intervención como tercero).-

29.1 El Ministerio Público intervendrá como tercero en el proceso únicamente en los procesos relativos a: violencia doméstica (Ley Nº 17.514, de 2 de julio de 2002), protección de los derechos amenazados o vulnerados de niñas, niños y adolescentes (artículos 117 a 132 del Código de la Niñez y la Adolescencia), inconstitucionalidad de la ley (artículo 508 y siguientes del Código General del Proceso), adopciones (artículos 135 a 157 del Código de la Niñez y la Adolescencia), derecho a la identidad de género y al cambio de nombre y sexo (Ley Nº 18.620, de 25 de octubre de 2009) y unión concubinaria (Ley Nº 18.246, de 27 de diciembre de 2007).

29.2 En aquellos casos en que pudiendo haber intervenido el Ministerio Público como parte principal no lo hubiera hecho, no tendrá intervención como tercero en el proceso.

29.3 Cuando el Ministerio Público actúe como tercero, su intervención consistirá en ser oído, en realizar cualquier actividad probatoria y en deducir los recursos que correspondan, dentro de los plazos respectivos".

Artículo 650.- Derógase el artículo 8º del Decreto-Ley Nº 15.365, de 30 de diciembre de 1982, sin perjuicio de lo dispuesto en el artículo 246 de la Constitución de la República.

Artículo 651.- El Ministerio Público y Fiscal no intervendrá en ningún proceso como dictaminante técnico auxiliar del Tribunal.

Artículo 652.- Deróganse todas aquellas referencias a la intervención procesal del Ministerio Público y Fiscal, contenidas en disposiciones del Código Civil, del Código General del Proceso, del Código de la Niñez y la Adolescencia, de la Ley Orgánica del Ministerio Público y Fiscal (Decreto-Ley Nº 15.365, de 30 de diciembre de 1982), de la Ley Orgánica de la Judicatura y Organización de los Tribunales (Ley Nº 15.750, de 24 de junio de 1985) y leyes especiales, en cuanto se opongan a lo dispuesto en los artículos 27 a 29 del Código General del Proceso, en la redacción dada por el artículo 649 de la presente ley.

Artículo 653.- Lo dispuesto en los artículos precedentes no se aplicará a la actuación del Ministerio Público y Fiscal en los procesos penales, aduaneros y de adolescentes infractores.

INCISO 34
JUNTA DE TRANSPARENCIA Y ÉTICA PÚBLICA

Artículo 654.- Facúltase al Inciso 34 "Junta de Transparencia y Ética Pública" a disponer las trasposiciones de créditos presupuestales necesarias para la mejor prestación del servicio, con la sola limitación de no trasponer

partidas de gastos de funcionamiento o de inversiones a retribuciones personales.

Artículo 655.- Autorízase al Inciso 34 "Junta de Transparencia y Ética Pública" a realizar las transformaciones de cargos que requiera el servicio, siempre que ello no implique aumento de crédito presupuestal, lo que será comunicado a la Contaduría General de la Nación, dando cuenta a la Asamblea General y al Tribunal de Cuentas.

SECCIÓN VI
OTROS INCISOS

INCISO 21
SUBSIDIOS Y SUBVENCIONES

Artículo 656.- Increméntase la partida asignada en el Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 021 "Subsidios y Subvenciones", Proyecto 400 "Fortalecimiento Sistema Nacional de Investigación e Innovación", objeto del gasto 551.015 "Agencia Nacional de Investigación e Innovación", con cargo a la Financiación 1.1 "Rentas Generales" en $ 200.000.000 (doscientos millones de pesos uruguayos) para el ejercicio 2016 y $ 300.000.000 (trescientos millones de pesos uruguayos) anuales, a partir del ejercicio 2017.

Artículo 657.- Increméntase en el Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 021 "Subsidios y Subvenciones", Proyecto 401 "Centro para la Inclusión Tecnológica y Social", en el objeto del gasto 552.037 "Plan Ceibal", con cargo a la Financiación 1.1 "Rentas Generales", una partida de $ 100.000.000 (cien millones de pesos uruguayos) para el ejercicio 2016 y de $ 250.000.000 (doscientos cincuenta millones de pesos uruguayos) anuales, a partir del ejercicio 2017.

Artículo 658.- Asígnase en el Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 021 "Subsidios y Subvenciones", en el programa 400 "Políticas Transversales de Desarrollo Social", Proyecto de Inversión 915 "Proyecto Ibirapitá", una partida de $ 200.000.000 (doscientos millones de pesos uruguayos) para el ejercicio 2016 y de $ 300.000.000 (trescientos millones de pesos uruguayos) anuales, a partir del ejercicio 2017.

Artículo 659.- Increméntase en el Inciso 21 "Subsidios y Subvenciones", programa 241 "Fomento a la investigación académica", unidad ejecutora 021 "Subsidios y Subvenciones" el objeto del gasto 551.011 "Fundación Instituto Pasteur" en $ 34.000.000 (treinta y cuatro millones de pesos uruguayos) para el ejercicio 2016 y $ 54.000.000 (cincuenta y cuatro millones de pesos uruguayos) a partir del ejercicio 2017.

Artículo 660.- Increméntase en el Inciso 21 "Subsidios y Subvenciones", programa 440 "Atención integral de la salud", unidad ejecutora 012 "Ministerio de Salud Pública", el objeto del gasto 551.016 "Centro Uruguayo de Imagenología Molecular" en $ 20.000.000 (veinte millones de pesos uruguayos) para el ejercicio 2016 y $ 25.000.000 (veinticinco millones de pesos uruguayos) a partir del ejercicio 2017.

Artículo 661.- Reasígnase en el Inciso 21 "Subsidios y Subvenciones", Financiación 1.1 "Rentas Generales", la suma de $ 245.000 (doscientos cuarenta y cinco mil pesos uruguayos) del programa 440 "Atención Integral de la Salud", unidad ejecutora 012 "Ministerio de Salud Pública", objeto del gasto 551.016 "Centro Uruguayo de Imagenología Molecular" al programa 280 "Bienes y Servicios Culturales", unidad ejecutora 015 "Ministerio de Desarrollo Social", objeto del gasto 555.016 "Biblioteca Pública Juan Lacaze 'José Enrique Rodó".

Artículo 662.- Incrementanse las asignaciones presupuestales del Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 011 "Ministerio de Educación y Cultura", en la Financiación 1.1 "Rentas Generales", para los ejercicios, programas, objetos del gasto e importes que se detallan a continuación:

Progr.	Obj. Gto.	Denominación	2016	2017	2018	2019
241	551.004	Programa Desarrollo Ciencias Básicas	15.000.000	20.000.000	20.000.000	20.000.000
341	519.006	Instituto Evaluación Educativa	23.000.000	30.000.000	30.000.000	30.000.000

Artículo 663.- Asígnase en el Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 011 "Ministerio de Educación y Cultura", programa 281

"Institucionalidad Cultural", una partida anual de $ 8.000.000 (ocho millones de pesos uruguayos) con destino a la Federación Uruguaya de Teatro Independiente.

Artículo 664.- Elimínanse las asignaciones presupuestales para las organizaciones que se detallan a continuación:

Prog.	Inc.	Institución
282	2	Asociación Cristiana de Jóvenes de Salto
281	11	Instituto Histórico y Geográfico
340	11	Asociación Civil Mburucuyá
400	15	Instituto Nacional de Ciegos
400	15	Club de Niños Cerro del Marco - Rivera

Artículo 665.- Incrementánse en el Inciso 21 "Subsidios y Subvenciones" los créditos presupuestales de las instituciones que se enumeran, con cargo a la Financiación 1.1 "Rentas Generales", en los importes en moneda nacional, programas y unidades ejecutoras que se detallan, para el ejercicio 2016 y a partir del ejercicio 2017:

PROG.	INC.	INSTITUCIÓN	2016	2017
282	2	MOVIMIENTO SCOUT DEL URUGUAY	-	20.000
282	2	ASOCIACIÓN CRISTIANA DE JÓVENES DE SAN JOSÉ	30.000	30.000
283	2	COMITÉ OLÍMPICO URUGUAYO	-	45.000
283	2	COMITÉ PARALÍMPICO URUGUAYO	135.000	150.000
283	2	ASOCIACIÓN CIVIL OLIMPÍADAS ESPECIALES URUGUAYAS	205.000	250.000
300	3	ASOCIACIÓN HONORARIA DE SALVAMENTOS MARÍTIMOS Y FLUVIALES	285.000	350.000
487	6	SEDHU	-	30.000
320	7	MOVIMIENTO JUVENTUD AGRARIA	150.000	150.000
320	7	ASOCIACIÓN URUGUAYA ESCUELA FAMILIARES AGRARIOS	-	35.000
320	8	ORGANISMO URUGUAYO DE ACREDITACIÓN	-	30.000
280	11	FUNDACIÓN ZELMAR MICHELINI	-	70.000
280	11	BIBLIOTECA PÚBLICA Y POPULAR DE JUAN LACAZE JOSÉ ENRIQUE RODÓ	-	25.000
280	11	CINEMATECA URUGUAYA	-	30.000

PROG.	INC.	INSTITUCIÓN	2016	2017
280	11	FUNDACIÓN MARIO BENEDETTI	-	40.000
280	11	MUSEO TORRES GARCÍA	100.000	150.000
281	11	ACADEMIA NACIONAL DE LETRAS	-	80.000
281	11	ACADEMIA DE CIENCIAS	-	40.000
281	11	ACADEMIA DE VETERINARIA	-	40.000
281	11	COMISIÓN DEL FONDO NACIONAL DE TEATRO	100.000	150.000
340	11	CENTRO PEDAGÓGICO TERAPÉUTICO CPT	-	20.000
440	11	ACADEMIA NACIONAL DE MEDICINA	-	70.000
440	12	PATRONATO DEL SICÓPATA	100.000	150.000
440	12	COMISIÓN PRO-REMODELACIÓN HOSPITAL MACIEL	-	45.000
441	12	MOVIMIENTO NACIONAL DE USUARIOS DE SALUD PÚBLICA Y PRIVADA	50.000	50.000
442	12	FUNDACIÓN GÉNESIS URUGUAY	80.000	120.000
442	12	ASOCIACIÓN URUGUAYA DE LUCHA CONTRA EL CÁNCER	-	30.000
442	12	LIGA URUGUAYA CONTRA LA TUBERCULOSIS	-	20.000
442	12	FUNDACIÓN PRO-CARDIAS	-	150.000
442	12	ASOCIACIÓN URUGUAYA ENFERMEDADES MUSCULARES	-	80.000
442	12	COMISIÓN DEPARTAMENTAL LUCHA CONTRA EL CÁNCER TREINTA Y TRES	-	35.000
442	12	CRUZ ROJA URUGUAYA	205.000	300.000
442	12	ASOCIACIÓN DE APOYO AL IMPLANTADO COCLEAR	-	20.000
442	12	ASOCIACIÓN DEL SEROPOSITIVO	100.000	100.000
442	12	ASOCIACIÓN DE HEMOFÍLICOS DEL URUGUAY	25.000	70.000
442	12	ASOCIACIÓN DE DIABÉTICOS DE DURAZNO	-	20.000
442	12	FUNDACIÓN DIANOVA DEL URUGUAY	15.000	-
442	12	ASOCIACIÓN NUEVA VOZ	-	20.000
400	15	ESCUELA HORIZONTE	-	240.000
400	15	INSTITUTO PSICO-PEDAGÓGICO URUGUAYO	-	140.000
400	15	INSTITUTO JACOBO ZIBIL - FLORIDA	-	70.000
400	15	HOGAR LA HUELLA	50.000	100.000
400	15	HOGAR INFANTILES LOS ZORZALES-MOVIMIENTO MUJERES SAN CARLOS	-	20.000
400	15	FUNDACION WINNERS	50.000	50.000
400	15	CENTRO DE EDUCACIÓN INDIVIDUALIZADA	-	40.000
400	15	CENTRO EDUCATIVO PARA NIÑOS AUTISTAS DE YOUNG	-	40.000

PROG.	INC.	INSTITUCIÓN	2016	2017
400	15	ASOCIACIÓN CANARIA DE AUTISMO Y TGD DEL URUGUAY ACATU	35.000	35.000
400	15	CENTRO DE ATENCIÓN ESPECIALIZADA CEDAE	-	35.000
400	15	CENTRO YBYRAY	-	30.000
400	15	FUNDACIÓN BRAILE DEL URUGUAY	100.000	150.000
400	15	GRANJA PARA JÓVENES Y ADULTOS DISCAPACITADOS LA ESPERANZA SABALERA	50.000	50.000
400	15	CENTRO DE INTEGRACIÓN DE DISCAPACITADOS CINDIS	50.000	50.000
400	15	CENTRO ARAI	-	20.000
400	15	ASOCIACIÓN URUGUAYA DE ALZEHIMER Y SIMILARES	-	25.000
400	15	CENTRO DE REHABILITACIÓN ECUESTRE EL TORNADO JUAN LACAZE	80.000	80.000
400	15	OBRA DON ORIONE	-	160.000
400	15	PEQUEÑO COTOLENGO URUGUAYO OBRA DON ORIONE	-	150.000
400	15	ASOCIACIÓN PRO RECUPERACIÓN DEL INVÁLIDO	-	35.000
400	15	ASOCIACIÓN NACIONAL PARA EL NIÑO LISIADO	-	105.000
400	15	PLENARIO NACIONAL DEL IMPEDIDO	-	35.000
400	15	ORGANIZACIÓN NACIONAL PRO LABORAL LISIADOS	-	40.000
400	15	ACCIÓN COORDINADORA Y RENVINDICADORA DEL IMPEDIDO DEL URUGUAY	-	40.000
400	15	ASOCIACIÓN DOWN	-	50.000
400	15	ESCUELA Nº 200 DE DISCAPACITADOS	-	80.000
400	15	CENTRO EDUCATIVO ATENCIÓN PSICOSIS INFANTIL Y AUTISMO DE SALTO	-	50.000
400	15	FEDERACIÓN URUGUAYA SOCIEDAD DE PADRES Y PERSONAS CON CAPACIDADES MENTALES DIFERENTES	-	30.000
400	15	MOVIMIENTO NACIONAL RECUPERACIÓN MINUSVÁLIDOS	-	40.000
400	15	ASOCIACIÓN URUGUAYA CATALANA	-	40.000
400	15	COMISIÓN NACIONAL HONORARIA DEL DISCAPACITADO	-	220.000
400	15	ASOCIACIÓN PRO DISCAPACITADO MENTAL DE PAYSANDÚ	80.000	50.000
400	15	APOYO A LA ESCUELA Nº 97 DISCAPACITADOS DE SALTO	-	25.000
400	15	CLUB PRO BIENESTAR DEL ANCIANO JUAN YAPORT	-	20.000
400	15	PATRONATO NACIONAL DE LIBERADOS Y EXCARCELADOS	150.000	140.000
400	15	ASOCIACIÓN URUGUAYA PADRES DE PERSONAS CON AUTISMO INFANTIL	30.000	40.000

PROG.	INC.	INSTITUCIÓN	2016	2017
400	15	ASOCIACIÓN PADRES Y AMIGOS DEL DISCAPACITADO DE TACUAREMBÓ	-	30.000
400	15	INSTITUTO CANADÁ DE REHABILITACIÓN	-	30.000
400	15	INSTITUCIÓN ESCLEROSIS MÚLTIPLE DEL URUGUAY	105.000	50.000
400	15	ASOCIACIÓN DE PADRES Y AMIGOS DEL DISCAPACITADO DE LAVALLEJA	-	20.000
400	15	UDI 3 DE DICIEMBRE	75.000	100.000
400	15	ASOCIACIÓN DE IMPEDIDOS DURAZNENSES	-	20.000
400	15	COMISIÓN HONORARIA DEL DISCAPACITADO-SERVICIO DE TRANSPORTE	-	70.000
400	15	ASOCIACIÓN DE DISCAPACITADOS DE BARROS BLANCOS	-	20.000
400	15	CENTRO DE PADRES Y AMIGOS DE DISCAPACITADOS DE SARANDÍ DEL YI	-	25.000
400	15	CENTRO INTEGRAL DE ATENCIÓN A PERSONAS VULNERABLES	-	20.000
400	15	HOGAR DE ANCIANOS DE MARISCALA	-	25.000
400	15	ORGANIZACIÓN RENACER	100.000	-
400	15	ASOCIACIÓN URUGUAYA DISCAPACIDAD INDEPENDIENTE-TERCERA EDAD- DITEC	105.000	-
400	15	CENTRO DE APOYO AL DISCAPACITADO DE JUAN LACAZE	-	20.000
400	15	EL SARANDÍ HOGAR VALDENSE	-	35.000
400	15	FUNDACIÓN DE APOYO Y PROMOCIÓN DEL PERRO DE ASISTENCIA-FUNDAPASS	55.000	50.000
400	15	FUNDACIÓN VOZ DE LA MUJER JUAN LACAZE	50.000	-
400	15	HOGAR DE ANCIANOS DE MERCEDES	105.000	100.000
400	15	LIGA DE DEFENSA SOCIAL	-	35.000
400	15	ASOCIACIÓN SÍNDROME DE DOWN DE PAYSANDÚ ASDOPAY	70.000	70.000
400	15	ASOCIACIÓN URUGUAYA DE ATENCIÓN A LA INFANCIA EN RIESGO	-	60.000
400	15	UNIÓN NACIONAL DE PROTECCIÓN A LA INFANCIA	40.000	100.000
400	15	RED URUGUAYA CONTRA LA VIOLENCIA DOMÉSTICA Y SEXUAL	100.000	100.000
400	15	UNIÓN NACIONAL DE CIEGOS DEL URUGUAY	50.000	100.000
400	15	HOGAR DE ANCIANOS BLANCA RUBIO DE RUBIO	-	30.000

PROG.	INC.	INSTITUCIÓN	2016	2017
400	15	INSTITUTO NACER-CRECER Y VIVIR NACREVI	30.000	30.000
400	15	COTHAIN	20.000	50.000
400	15	ASOCIACIÓN DE PADRES Y AMIGOS DISCAPACITADOS DE RIVERA	70.000	70.000
400	15	ESCUELA GRANJA Nº 24 MAESTRO CÁNDIDO VILLAR SAN CARLOS	-	25.000
400	15	SOCIEDAD EL REFUGIO ASOCIACIÓN PROTECTORA DE ANIMALES	-	35.000
400	15	ASOCIACIÓN CIVIL MAESTRA JUANA GUERRA	50.000	50.000
400	15	CENTRO DÍA	-	20.000
400	15	QUERER LA VIDA QUELAVI	50.000	50.000
		TOTAL	3.330.000	6.985.000

La Contaduría General de La Nación incrementará los créditos en los objetos del gasto que correspondan.

Artículo 666.- Asígnanse en el Inciso 21 "Subsidios y Subvenciones" los créditos presupuestales de las instituciones que se enumeran, con cargo a la Financiación 1.1 "Rentas Generales", en los importes en moneda nacional, programas y unidades que se detallan, para el ejercicio 2016 y a partir del ejercicio 2017:

PROG.	INC.	INSTITUCIÓN	2016	2017
282	2	Fundación A Ganar	100.000	100.000
320	7	Plan Nacional de Agroecología	150.000	50.000
280	11	Asociación Patriótica del Uruguay	150.000	50.000
280	11	Biblioteca José Pedro Varela	100.000	100.000
441	12	Espacio Participativo de Usuarios de la Salud	100.000	100.000
442	12	Fundación Diabetes Uruguay	150.000	200.000
400	15	Animales sin Hogar	200.000	200.000

PROG.	INC.	INSTITUCIÓN	2016	2017
400	15	Asociación Autismo en Uruguay	100.000	50.000
400	15	Asociación Civil "El Abrojo"	50.000	100.000
400	15	Asociación Civil Corazones con Alas	100.000	150.000
400	15	Asociación Down de Flores - ADOFLO	50.000	50.000
400	15	Asociación Martín Etchegoyen del Pino - Fray Bentos	200.000	200.000
400	15	Asociación Sordos Ciegos del Uruguay	150.000	150.000
400	15	Asociación Uruguaya Cultural y Social de Ciegos ACSUC	100.000	100.000
400	15	Amigos de los Animales de Paysandú	15.000	15.000
400	15	Asociación Uruguaya de Perros Lazarillos de Asistencia para Ciegos	100.000	150.000
400	15	Centro Esperanza de Young	150.000	150.000
400	15	Centro de Rehabilitación Ecuestre Reg.B.G.R.F de C. Mec Nº 3 - Comisión Honoraria Dptal. de Equinoterapia de Rivera	50.000	50.000
400	15	Equinoterapia Abrazo a la Esperanza	150.000	150.000
400	15	Escuela Natural e Integral de Rivera	150.000	110.000
400	15	Factor Solidaridad	50.000	50.000
400	15	Fundación Chamangá	200.000	250.000
400	15	Hogar de Ancianos de Pan de Azúcar	100.000	50.000
400	15	Hogar Ginés Cairo Medina	150.000	110.000
400	15	Instituto Rehabilitación Visual para Personas Ciegas y Baja Visión - Maldonado	50.000	50.000

PROG.	INC.	INSTITUCIÓN	2016	2017
400	15	Observatorio de los Derechos para las Personas Discapacitados - OUDPD	100.000	50.000
400	15	SOS Canino	100.000	50.000
400	15	Trastornos del Espectro Autista	150.000	100.000
400	15	Mujeres de Negro	100.000	350.000
400	15	Hogar Interno Nuestra Casa	100.000	200.000
400	15	Movimiento Cultural Jazz a la Calle	50.000	100.000
400	15	Proyecto Cimientos	125.000	350.000
TOTAL GENERAL			3.590.000	3.935.000

Artículo 667.- Los subsidios que se transfieren a través de la Secretaría Nacional del Deporte deberán reasignarse en el Inciso 21 "Subsidios y Subvenciones", Financiación 1.1 "Rentas Generales", desde la unidad ejecutora 009 "Ministerio de Turismo" a la unidad ejecutora 002 "Presidencia de la República", en los mismos programas.

Artículo 668.- Increméntase la partida asignada al Instituto Plan Agropecuario por el artículo 750 de la Ley Nº 18.719, de 27 de diciembre de 2010, para actividades de transferencia de tecnología y capacitación agropecuaria, en $ 6.047.500 (seis millones cuarenta y siete mil quinientos pesos uruguayos).

Artículo 669- Asígnase en el Inciso 21 "Subsidios y Subvenciones", una partida anual de $ 15.000.000 (quince millones de pesos uruguayos), con destino al Instituto de Regulación y Control del Cannabis.

Artículo 670.- Increméntase en el Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 008 "Ministerio de Industria, Energía y Minería", programa 320 "Fortalecimiento de la base productiva de bienes y servicios", con cargo a la Financiación 1.1 "Rentas Generales", el objeto del gasto 551.022 "Parque

Científico y Tecnológico de Pando", en $ 5.000.000 (cinco millones de pesos uruguayos).

INCISO 23
PARTIDAS A REAPLICAR

Artículo 671.- Asígnase en el Inciso 23 "Partidas a Reaplicar", Financiación 1.1 "Rentas Generales", una partida de $ 1.227.524.000 (mil doscientos veintisiete millones quinientos veinticuatro mil pesos uruguayos) para el ejercicio 2016 y de $ 2.544.134.000 (dos mil quinientos cuarenta y cuatro millones ciento treinta y cuatro mil pesos uruguayos) anuales a partir del ejercicio 2017.

Facúltase al Poder Ejecutivo a reasignar los créditos autorizados precedentemente con destino a incrementar las asignaciones presupuestales del Inciso 25 "Administración Nacional de Educación Pública". La reasignación autorizada podrá realizarse siempre que se alcance un acuerdo, antes del 1º de enero de 2016, entre la Administración Nacional de Educación Pública y las asociaciones gremiales de los trabajadores de la misma, con la participación de la Oficina de Planeamiento y Presupuesto, de la Oficina Nacional del Servicio Civil y del Ministerio de Economía y Finanzas, en el marco de la mesa de negociación prevista en el artículo 14 de la Ley Nº 18.508, de 26 de junio de 2009, con destino a los conceptos que se detallan a continuación:

Concepto	2016	2017	2018	2019
Retribuciones - Incremento general e inequidades salariales	1.052.524.000	2.281.134.000	2.281.134.000	2.281.134.000
Retribuciones - Incremento asociado a reducción de otras inequidades salariales	125.000.000	150.000.000	150.000.000	150.000.000

Retribuciones - Incremento asociado a aumentar la partida de presentismo	50.000.000	113.000.000	113.000.000	113.000.000
TOTAL	1.227.524.000	2.544.134.000	2.544.134.000	2.544.134.000

En caso de no alcanzarse el acuerdo referido en el inciso precedente, dichas partidas podrán ser reasignadas exclusivamente con destino a políticas educativas en el marco de la Administración Nacional de Educación Pública, priorizando rubros y programas vinculados a la formación y el fortalecimiento del rol de los docentes en servicio, en aspectos no salariales.

Artículo 672.- Reasígnase en el Inciso 23 "Partidas a Reaplicar", Programa 481 "Política de Gobierno", unidad ejecutora 002 "Contaduría General de la Nación", con cargo a la Financiación 1.1 "Rentas Generales", la suma de $ 200.000.000 (doscientos millones de pesos uruguayos) desde el objeto de gasto 099.002 "Financiación de Estructuras Organizativas" al 099.095 "Partida para Recomposición de Estructuras Remunerativas".

INCISO 24
DIVERSOS CRÉDITOS

Artículo 673.- El porcentaje sobre el monto de recursos que corresponderá a los Gobiernos Departamentales, según lo previsto en el literal C) del artículo 214 de la Constitución de la República, será del 3,33% (tres con treinta y tres por ciento) anual para los ejercicios 2016 a 2019.

Este porcentaje se calculará sobre el total de los recursos del Presupuesto Nacional (incluyendo la totalidad de destinos 1 a 6 clasificados en los documentos presupuestales) del ejercicio inmediato anterior, actualizado por el Índice de Precios al Consumo promedio del año. En cada ejercicio se tomarán los recursos totales percibidos por el Gobierno Nacional, incluyendo los recursos que se creen en el futuro, con la excepción de aquellos a los que la ley les asigne un destino especial así como al crecimiento de los vigentes al

1º de enero 2015, que tengan afectación especial. La Comisión Sectorial de Descentralización determinará el incremento de cuáles de los recursos con afectación especial vigentes a la fecha de promulgación de la ley, no serán considerados a efectos de determinar esta base de cálculo.

De la partida resultante de aplicar dicho criterio se deducirán los montos establecidos en el inciso final del literal B) y en el literal C) del artículo 676 de la presente ley.

Si luego de aplicada la deducción establecida en el inciso precedente, resultare una partida inferior a $ 9.805.000.000 (nueve mil ochocientos cinco millones de pesos uruguayos), expresada a valores promedio de 2014, el monto anual a transferir será de dicha cifra.

El acceso por parte de cada Gobierno Departamental al porcentaje que le corresponda de la partida que se establece en el inciso primero del presente artículo, se realizará en la medida en que se cumplan las metas que emerjan de compromisos de gestión que los Gobiernos Departamentales suscribirán en el marco de la Comisión Sectorial de Descentralización.

Dichos compromisos de gestión incluirán, entre otros, el pago de los consumos corrientes de los servicios públicos prestados por la Administración Nacional de Usinas y Trasmisiones Eléctricas, por la Administración de las Obras Sanitarias del Estado, por la Administración Nacional de Correos y por la Administración Nacional de Telecomunicaciones, el cumplimiento de las resoluciones adoptadas en forma unánime por el Congreso de Intendentes y de las obligaciones de información relativas a los aspectos presupuestales, financieros, de deuda y de sostenibilidad fiscal.

Los compromisos de gestión que se adopten, deberán contar con informe previo de la Oficina de Planeamiento y Presupuesto.

En caso de incumplimiento de dichos compromisos de gestión, el porcentaje que le corresponda al Gobierno Departamental se calculará en base a una partida equivalente al 2,90% (dos con noventa por ciento). En este caso, el monto mínimo de la partida total no podrá ser inferior a los $ 8.539.000.000

(ocho mil quinientos treinta y nueve millones de pesos uruguayos) expresados a valores promedio de 2014.

Artículo 674.- De la partida resultante del artículo precedente se deducirán sucesivamente:

A) En primer lugar, el 12,90% (doce con noventa por ciento) que se destinará al Gobierno Departamental de Montevideo.

B) En segundo lugar, el total ejecutado del Proyecto 999 "Mantenimiento de la Red Vial Departamental", del programa 372 "Caminería Departamental" de la unidad ejecutora 002 "Presidencia de la República" del Inciso 24 "Diversos Créditos", que se distribuirá y ejecutará conforme a los criterios establecidos por la Comisión Sectorial prevista en el literal B) del inciso quinto del artículo 230 de la Constitución de la República.

C) En tercer lugar, las partidas ejecutadas del Proyecto 960 "Programa de Desarrollo y Gestión Subnacional", del programa 492 "Apoyo a Gobiernos Departamentales y locales", de la unidad ejecutora 002 "Presidencia de la República" del Inciso 24 "Diversos Créditos".

D) El remanente se distribuirá entre los Gobiernos Departamentales del interior de la República, de acuerdo con los siguientes porcentajes:

DEPARTAMENTO	PORCENTAJE
Artigas	5,68
Canelones	10,09
Cerro Largo	5,83
Colonia	4,89
Durazno	5,13
Flores	2,78

DEPARTAMENTO	PORCENTAJE
Florida	4,52
Lavalleja	4,42
Maldonado	7,92
Paysandú	6,44
Rio Negro	4,74
Rivera	5,32
Rocha	5,03
Salto	6,81
San José	4,19
Soriano	5,34
Tacuarembó	6,29
Treinta y Tres	4,58

Facúltase al Poder Ejecutivo, a propuesta del Congreso de Intendentes y previo informe favorable de la Oficina de Planeamiento y Presupuesto, a incrementar las asignaciones presupuestales de los proyectos de inversión mencionados en los literales B) y C) del presente artículo, con cargo a la partida referida en el artículo 673 de la presente ley.

Artículo 675.- De los montos resultantes de la distribución del artículo precedente, se deducirán, sin perjuicio de lo establecido en el artículo 338 de la Ley Nº 18.172, de 31 de agosto de 2007:

A) En primer lugar, la cuota anual del Congreso de Intendentes que le corresponda a cada Gobierno Departamental, que haya sido comunicada antes del 15 de enero de 2016, la que se actualizará semestralmente de acuerdo al Índice de Precios al Consumo.

B) En segundo lugar, se deducirán, para cada Gobierno Departamental, los aportes patronales y personales a la Seguridad Social que le correspondan, el Impuesto a la Renta de las Personas Físicas y el aporte al Fondo Nacional de Vivienda,

generados a partir de la vigencia de la presente ley. Dichas transferencias se realizarán mensualmente y en forma directa a los organismos destinatarios del pago.

C) En tercer lugar, del saldo que surja para cada Gobierno Departamental, resultante de la distribución del artículo precedente, se afectará un crédito de hasta el 11% (once por ciento) con destino al pago de las obligaciones corrientes que se generen por prestaciones brindadas a los Gobiernos Departamentales por parte de la Administración Nacional de Usinas y Trasmisiones Eléctricas, de la Administración de las Obras Sanitarias del Estado, de la Administración Nacional de Telecomunicaciones, de la Administración Nacional de Correos y del Banco de Seguros del Estado exclusivamente por seguros de accidentes de trabajo. La afectación anterior operará contra información del adeudo correspondiente por el organismo acreedor, comunicado previamente al Gobierno Departamental que corresponda.

Artículo 676.- El Fondo de Incentivo para la Gestión de los Municipios establecido en el artículo 19 de la Ley Nº 19.272, de 18 de setiembre de 2014, contará con las siguientes partidas anuales, con destino a los programas Presupuestales Municipales, para el cumplimiento de los cometidos establecidos en el artículo 13 de la citada ley:

A) $ 100.000.000 (cien millones de pesos uruguayos) a valores de enero de 2015, la que se ajustará anualmente en base al Índice de Precios al Consumo y se distribuirá en partidas iguales entre todos los Municipios del país. A efectos de alcanzar el importe precedente, increméntase, a partir de la promulgación de la presente ley, la partida asignada por el artículo 760 de la Ley Nº 18.719, de 27 de diciembre de 2010.

B) $ 300.000.000 (trescientos millones de pesos uruguayos), para el ejercicio 2016, $ 455.000.000 (cuatrocientos cincuenta y cinco millones de pesos uruguayos) para el ejercicio 2017, $ 632.000.000 (seiscientos treinta y dos millones de pesos uruguayos) para el ejercicio 2018 y $ 750.000.000 (setecientos cincuenta millones de

pesos uruguayos) para el ejercicio 2019. Las partidas están expresadas a valores de enero de 2015, se ajustarán anualmente en base al Índice de Precios al Consumo, se distribuirán conforme a criterios establecidos por la Comisión Sectorial prevista en el literal B) del inciso quinto del artículo 230 de la Constitución de la República que tendrán en cuenta el número de habitantes, la superficie, las necesidades básicas insatisfechas y niveles de educación de la población de cada Municipio y se destinarán a proyectos y programas aprobados por la misma. En ningún caso podrá afectarse esta partida a gastos emergentes de recursos humanos ni podrá asignarse más del 40% (cuarenta por ciento) del monto correspondiente a cada Municipio a la financiación de otros gastos de funcionamiento.

A los efectos de la deducción establecida en el inciso tercero del artículo 673 de la presente ley, que fija el porcentaje que corresponde a los Gobiernos Departamentales de acuerdo al literal C) del artículo 214 de la Constitución de la República, se considerarán únicamente los siguientes montos: $ 200.000.000 (doscientos millones de pesos uruguayos) para el ejercicio 2016, $ 255.000.000 (doscientos cincuenta y cinco millones de pesos uruguayos) para el ejercicio 2017, $ 432.000.000 (cuatrocientos treinta y dos millones de pesos uruguayos) para el ejercicio 2018, y $ 550.000.000 (quinientos cincuenta millones de pesos uruguayos) para el ejercicio 2019.

C) $ 45.000.000 (cuarenta y cinco millones de pesos uruguayos) para el ejercicio 2017, $ 68.000.000 (sesenta y ocho millones de pesos uruguayos) para el ejercicio 2018 y $ 150.000.000 (ciento cincuenta millones de pesos uruguayos) para el ejercicio 2019. Las partidas están expresadas a valores de enero de 2015, se ajustarán anualmente en base al Índice de Precios al Consumo, se destinarán a proyectos y programas financiados por el Fondo y estarán sujetas al cumplimiento de metas que emerjan de los compromisos de gestión celebrados entre los Municipios y los Gobiernos Departamentales suscritos y evaluados conforme a los criterios establecidos por la Comisión Sectorial prevista en el literal

B) del inciso quinto del artículo 230 de la Constitución de la República.

Facúltase al Poder Ejecutivo, a propuesta del Congreso de Intendentes y previo informe favorable de la Oficina de Planeamiento y Presupuesto, a habilitar proyectos de inversión, con cargo a las partidas establecidas en los literales B) y C) del presente artículo.

Artículo 677.- El programa 372 "Caminería Departamental" del Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", contará con las siguientes asignaciones presupuestales:

Proyecto	Importe
999- Mantenimiento de la Red Vial Departamental	350.000.000
998- Mantenimiento de la Red Vial Subnacional	150.000.000
994 Complementario de Caminería Departamental y Subnacional	450.000.000
TOTAL	950.000.000

Los proyectos referidos precedentemente serán sustitutivos de los proyectos de similar denominación que hasta la fecha de vigencia de la presente ley eran ejecutados por el Inciso 10 "Ministerio de Transporte y Obras Públicas" y del proyecto 991 "Rehabilitación y Mantenimiento de Caminería Departamental" ejecutado en el ejercicio 2015 por el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", programa 492 "Apoyo a Gobiernos Departamentales y Locales".

Los proyectos ejecutados en el marco del programa 372 "Caminería Departamental" deberán ser financiados con un mínimo del 30% (treinta por ciento) con recursos propios de los Gobiernos Departamentales.

Artículo 678.- El Fondo Presupuestal a que refiere el numeral 2) del artículo 298 de la Constitución de la República tendrá carácter anual y quedará constituido, a partir del 1° de enero de 2016, con el 11% (once por ciento) sobre el monto de $ 31.751.922.709 (treinta y un mil setecientos cincuenta y un millones novecientos veintidós mil setecientos nueve pesos uruguayos), que

corresponde a los tributos nacionales recaudados fuera del departamento de Montevideo en el año 1999, a valores del 1º de enero de 2015. El Fondo se actualizará anualmente en base al Índice de Precios al Consumo.

El 66,65% (sesenta y seis con sesenta y cinco por ciento) de este Fondo se destinará a la aplicación de las políticas de descentralización a ser ejecutadas por los organismos mencionados en el literal A) del artículo 230 de la Constitución de la República, que integran el Presupuesto Nacional, y el restante 33,35% (treinta y tres con treinta y cinco por ciento) a las que serán ejecutadas por los Gobiernos Departamentales.

De ese 33,35% (treinta y tres con treinta y cinco por ciento), se destinará un 70% (setenta por ciento) para proyectos y programas a ser financiados en un 80% (ochenta por ciento) con recursos provenientes del Fondo, y un 20% (veinte por ciento) con recursos propios de los Gobiernos Departamentales, incluidos los del Fondo de Incentivo para la Gestión de los Municipios. El restante 30% (treinta por ciento) se destinará a proyectos y programas a ser financiados totalmente por el Fondo, sin contrapartida de los Gobiernos Departamentales. La Comisión Sectorial de Descentralización establecerá los lineamientos de aplicación de los montos autorizados en este artículo.

Artículo 679.- Derógase el artículo 12 de la Ley Nº 18.860, de 23 de diciembre de 2011.

Sustitúyense los créditos presupuestales establecidos en la ley derogada en el inciso precedente, por una partida anual de $ 500.000.000 (quinientos millones de pesos uruguayos) expresada a valores de enero 2015, con cargo a la Financiación 1.1 "Rentas Generales", que será distribuida entre los Gobiernos Departamentales de acuerdo a los criterios que establezca la Comisión Sectorial prevista en el literal B) del inciso quinto del artículo 230 de la Constitución de la República que contemplarán, entre otros, los siguientes aspectos:

A) Asumir hasta el 40% (cuarenta por ciento) de la facturación mensual que realice la Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE) por concepto de alumbrado público correspondiente a las zonas del alumbrado público que se

encuentren debidamente medidas con instalaciones aprobadas por el correspondiente Gobierno Departamental y por UTE. En ningún caso se abonará por energía reactiva, la que será, íntegramente, de cargo de los Gobiernos Departamentales.

B) Incentivar el mantenimiento de planes ejecutados y el desarrollo de aquellos que procuren el uso eficiente de la energía de acuerdo a lo establecido en el artículo 2° de la Ley N° 18.597, de 21 de setiembre de 2009.

C) Las luminarias que cumplan con los requisitos de eficiencia energética establecidos.

A los efectos de asumir las erogaciones autorizadas en cada oportunidad, se deberá constatar que cada Gobierno Departamental se mantenga al día con los pagos de la facturación que haya realizado el ente, correspondiente a su porcentaje de potencia y energía asociada, así como la energía reactiva correspondiente.

Asimismo, deberán suscribirse los acuerdos necesarios para que UTE realice, por cuenta y orden del Gobierno Departamental y conjuntamente con su facturación, el cobro de un precio o tributo, que deberá guardar razonable equivalencia con los egresos que debe realizar el Gobierno Departamental por consumos de energía del alumbrado público, mantenimiento y extensión del servicio, en los plazos que se establezcan en los compromisos de gestión previstos en la presente ley.

Artículo 680.- Establécense en hasta $ 250.000.000 (doscientos cincuenta millones de pesos uruguayos) anuales, a valores de enero de 2015, los créditos de cargo de Rentas Generales destinados a financiar los gastos referidos en el artículo 10 de la Ley N° 18.860, de 23 de diciembre de 2011.

En caso de que al 31 de diciembre 2017 no se verificase la implementación con carácter general del otorgamiento del Permiso Nacional Único de Conducir mediante los sistemas de gestión informática centralizados y comunes con el Sistema Único de Cobro de Ingresos Vehiculares, la partida se

reducirá a un monto máximo de $ 200.000.000 (doscientos millones de pesos uruguayos) expresada a valores de enero de 2015.

Artículo 681.- Sustitúyese el artículo 448 de la Ley Nº 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 448.- Los propietarios de padrones rurales que exploten padrones que en su conjunto no excedan las 200 (doscientas) hectáreas índice CONEAT 100 estarán exonerados, en su caso, del pago de la contribución inmobiliaria rural por hasta las primeras 50 (cincuenta) hectáreas equivalentes a índice CONEAT 100.

Tendrán derecho a este beneficio quienes ostenten la calidad de productor familiar, encontrándose debidamente inscriptos en el registro respectivo que lleva a dichos efectos el Ministerio de Ganadería, Agricultura y Pesca.

A los efectos precedentes y para poder efectivizar dicha exoneración, los productores familiares, deberán presentar en las Intendencias respectivas, dentro de los ciento veinte días del ejercicio que se desee exonerar, certificado emitido por el Ministerio de Ganadería, Agricultura y Pesca que acredite la calidad de productor familiar, declaración jurada con detalle del total de todos los padrones, con indicación del correspondiente valor real de cada uno.

En caso de productores que exploten padrones en más de un departamento, las 50 (cincuenta) hectáreas valor índice CONEAT 100 exoneradas, serán en su caso prorrateadas entre estos en función del valor real de los inmuebles explotados en cada uno de ellos".

Artículo 682.- Sustitúyese el artículo 17 de la Ley Nº 19.272, de 18 de setiembre de 2014, por el siguiente:

"ARTÍCULO 17.- Los actos administrativos generales y los particulares de los Municipios admitirán los recursos de reposición y conjunta y subsidiariamente el de apelación para ante el Intendente de conformidad con el artículo 317 de la Constitución de la República".

Artículo 683.- Sustitúyese el numeral 1) del artículo 19 de la Ley Nº 19.272, de 18 de setiembre de 2014, por el siguiente:

"1) Con las asignaciones presupuestales que los Gobiernos Departamentales establezcan en los programas correspondientes a los Municipios en los presupuestos quinquenales y de las cuales los Municipios son ordenadores de gastos con los límites que aquel fijará y de acuerdo con lo previsto en el numeral 3) del artículo 12 de la presente ley".

Artículo 684.- Asígnase en el Inciso 24 "Diversos Créditos", unidad ejecutora 24 "Dirección General de Secretaría (MEF)", programa 492 "Apoyo a Gobiernos Departamentales y Locales", una partida anual de $ 285.000.000 (doscientos ochenta y cinco millones de pesos uruguayos) a partir del ejercicio 2017, con el objetivo de contribuir al financiamiento de obras de infraestructura viales, de transporte y de desarrollo logístico destinadas a mejorar el funcionamiento del área metropolitana de los departamentos de Montevideo y de Canelones, así como su interrelación con las infraestructuras de importancia nacional que se realicen en el período. A efectos de acceder al financiamiento autorizado en la presente norma, se deberá contar con informe previo y favorable de la Oficina de Planeamiento y Presupuesto y del Ministerio de Economía y Finanzas.

Artículo 685.- Sustitúyese el artículo 148 de la Ley Nº 15.851, de 24 de diciembre de 1986, en la redacción dada por los artículos 444 de la Ley Nº 17.296, de 21 de febrero de 2001, 36 de la Ley Nº 18.996, de 7 de noviembre de 2012 y 26 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 148.- El Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", programa 481 "Política de Gobierno", Proyecto de Inversión 913 "Fondo Nacional de Preinversión (FONADEP)" tendrá como asignación presupuestal una partida anual de $ 28.000.000 (veintiocho millones de pesos uruguayos), con cargo a la Financiación 1.1 "Rentas Generales" y será financiada con reasignación de créditos presupuestales de proyectos del Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la

República", administrados por la Oficina de Planeamiento y Presupuesto, que no correspondan a los programas 492 "Apoyo a Gobiernos Departamentales y Locales" y 372 "Caminería Departamental". La referida reasignación deberá comunicarse a la Contaduría General de la Nación dentro de los sesenta días de vigencia de la presente ley y tendrá carácter permanente.

El Proyecto 913 "Fondo Nacional de Preinversión (FONADEP)" tendrá como destino el financiamiento, total o parcial, con la aprobación de la Oficina de Planeamiento y Presupuesto, de estudios de proyectos presentados al Sistema Nacional de Inversión Pública por los organismos públicos comprendidos en el Presupuesto Nacional y los Gobiernos Departamentales.

Los estudios de proyectos presentados por los organismos comprendidos en el artículo 220 de la Constitución de la República y Gobiernos Departamentales podrán obtener del Fondo Nacional de Preinversión aportes máximos equivalentes al 85% (ochenta y cinco por ciento) del costo del proyecto.

La Oficina de Planeamiento y Presupuesto transferirá a Rentas Generales los saldos al 31 de mayo de 2016, de las cuentas del Fondo Nacional de Preinversión radicadas en el Banco de la República Oriental del Uruguay, dentro de los sesenta días de cerrado el mes".

Deróganse los artículos 442 y 443 de la Ley Nº 17.296, de 21 de febrero de 2001.

Artículo 686.- Sustitúyese el artículo 157 de la Ley Nº 17.556, de 18 de setiembre de 2002, por el siguiente:

"ARTÍCULO 157.- Los testimonios de las resoluciones firmes de los Intendentes aprobando la liquidación de créditos por tributos o precios públicos adeudados, intereses y demás acrecidas que correspondan, constituirán títulos ejecutivos, siendo aplicable al respecto lo establecido por los artículos 91 y 92 del Código Tributario.

También constituirán títulos ejecutivos los testimonios de las resoluciones firmes de los Intendentes y las de los Municipios que, según sus facultades, impongan multas por transgresiones a los decretos departamentales, siendo aplicable en lo pertinente lo establecido por los artículos 91 y 92 del Código Tributario".

Artículo 687.- Increméntanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", en el programa 484 "Política de Gobierno Electrónico", para el Proyecto "Trámite en Línea", los créditos con destino a gastos de funcionamiento e inversión de los ejercicios 2016 a 2019, que serán administrados por la "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento", según el siguiente detalle:

Tipo de gasto	FF	Proy.	2016	2017	2018	2019
Funcionamiento	11	505	33.482.100	38.210.426	66.199.528	64.919.583
Inversión	11	881	78.410.000	40.710.000	48.930.000	13.000.000
Inversión	21	881	36.650.000	29.860.000	28.700.000	29.860.000

Artículo 688.- Increméntanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", en el programa 484 "Política de Gobierno Electrónico", Financiación 1.1 "Rentas Generales", los créditos con destino a gastos de funcionamiento de los ejercicios 2016 a 2019, que serán administrados por la "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" según el siguiente detalle:

Proyecto	FF	2016	2017	2018	2019
Infraestructura de Gobierno Electrónico	1.1	18.235.161	23.774.898	30.365.864	38.293.771
Integración de la Información del Estado	1.1	31.938.466	31.938.466	31.938.466	31.938.466
Sociedad de la Información	1.1	16.363.250	18.248.250	18.248.250	18.248.250
Seguridad de la Información	1.1	24.852.420	24.852.420	25.432.420	25.454.315
Gobierno Abierto	1.1	3.915.000	3.915.000	3.915.000	3.915.000

Artículo 689.- Increméntanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", en el programa 484 "Políticas de Gobierno Electrónico", Financiación 1.1 "Rentas Generales", los créditos con destino a gastos de inversión de los ejercicios 2016 a 2019, que serán administrados por la "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" según el siguiente detalle:

Proyecto	FF	Proyecto	2016	2017	2018	2019
Infraestructura de Gobierno Electrónico	1.1	883	18.670.000	30.550.000	27.120.000	44.810.000
Integración de la Información del Estado	1.1	882	0	0	0	11.730.000
Gobierno Abierto	1.1	880	6.530.000	6.530.000	6.530.000	6.530.000

Artículo 690.- Increméntanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", en el programa 484 "Políticas de Gobierno Electrónico", para el Proyecto "Gestión de Gobierno Electrónico en el Sector Salud", los créditos con destino a gastos de funcionamiento e inversión de los ejercicios 2016 a 2019, que serán administrados por la "Agencia para el Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" según el siguiente detalle:

Proyecto	FF	2016	2017	2018	2019
105	11	5.502.063	58.790.540	61.960.472	65.320.615
105	21	35.991.540	0	0	0
884	11	5.880.000	21.160.000	17.250.000	13.730.000
884	21	28.060.000	0	0	0

Artículo 691.- Increméntanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República" en el programa 421 "Sistema de Información Territorial", para el Proyecto "Infraestructura de Datos Espaciales", los créditos con destino a gastos de funcionamiento e inversión de los ejercicios 2016 a 2019, que serán administrados por la "Agencia para el

Desarrollo del Gobierno de Gestión Electrónica y la Sociedad de la Información y del Conocimiento" según el siguiente detalle:

Proyecto	FF	2016	2017	2018	2019
509	11	0	5.800.000	7.250.000	7.250.000
851	11	16.240.000	14.500.000	1.160.000	0
851	21	14.280.000	26.160.000	0	0

Artículo 692.- Incrementase en el Inciso 24 "Diversos Créditos", unidad ejecutora 024 "Dir. Gral. de Secretaría (MEF)", programa 366 "Sistema de Transporte", Proyecto 922 "Mejora de la Infraestructura Ferroviaria y Vial", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 300.000.000 (trescientos millones de pesos uruguayos) para el período 2016 a 2018, a fin de complementar la contraparte local de los proyectos que se financien con el Fondo de Convergencia Estructural del Mercosur.

Artículo 693.- Asígnanse en el Inciso 24 "Diversos Créditos", unidad ejecutora 24 "Dir. Gral. de Secretaría (MEF)", Financiación 1.1 "Rentas Generales", objeto del gasto 298.000 "Asignación Contrataciones PPP", con destino a atender las obligaciones emergentes de los proyectos ejecutados bajo la modalidad de Participación Público Privada, 49.125.724 UI (cuarenta y nueve millones ciento veinticinco mil setecientas veinticuatro unidades indexadas) para el ejercicio 2017, 167.302.624 UI (ciento sesenta y siete millones trescientas dos mil seiscientas veinticuatro unidades indexadas) para el ejercicio 2018 y 205.759.023 UI (doscientos cinco millones setecientas cincuenta y nueve mil veintitrés unidades indexadas) para el ejercicio 2019.

Artículo 694.- Asígnase en el Inciso 24 "Diversos Créditos", unidad ejecutora 024 "Dirección General de Secretaría (MEF)", objeto del gasto 511.017 "Subsidio a OSE", una partida para el ejercicio 2016, de $ 176.019.518 (ciento setenta y seis millones diecinueve mil quinientos dieciocho pesos uruguayos) con cargo a la Financiación 1.1 "Rentas Generales", para compensar la disminución de recaudación de la Administración de las Obras Sanitarias del Estado por la exoneración del pago del cargo fijo y variable del servicio de abastecimiento de agua potable a los usuarios de las ciudades de Maldonado, Punta del Este, Piriápolis, San Carlos, Pan de Azúcar, Solís y los

balnearios ubicados al oeste del arroyo Maldonado, desde el 16 de marzo de 2015 hasta el 31 de mayo de 2015.

Artículo 695.- Asígnase en el Inciso 24 "Diversos Créditos", unidad ejecutora 029 "Administración de los Servicios de Salud del Estado", programa 343 "Formación y Capacitación", en el objeto del gasto 282.003 "Servicios Técnicos", con cargo a la Financiación 1.1 "Rentas Generales", una partida de $ 55.000.000 (cincuenta y cinco millones de pesos uruguayos) para el ejercicio 2016 y de $ 110.000.000 (ciento diez millones de pesos uruguayos) anuales a partir del ejercicio 2017, con destino a fortalecer los servicios asistenciales y académicos del Hospital de Clínicas en los términos y condiciones que se acuerden entre el Ministerio de Salud Pública, el Ministerio de Economía y Finanzas, la Universidad de la República y la Administración de los Servicios de Salud del Estado.

Artículo 696.- Increméntase en el Inciso 24 "Diversos Créditos", unidad ejecutora 029 "Administración de los Servicios de Salud del Estado", programa 343 "Formación y Capacitación", la partida destinada a la Formación y Fortalecimiento de los Recursos Humanos de los Servicios de Salud, en $ 40.000.000 (cuarenta millones de pesos uruguayos) para el ejercicio 2016 y en $ 90.000.000 (noventa millones de pesos uruguayos) anuales a partir del ejercicio 2017, no siendo de aplicación, para este incremento, la limitación establecida por artículo 721 de la Ley Nº 18.719, de 27 de diciembre de 2010.

Artículo 697.- Increméntase en el Inciso 24 "Diversos Créditos", unidad ejecutora 007 "Ministerio de Ganadería, Agricultura y Pesca", programa 320 "Fortalecimiento de la Base Productiva de Bienes y Servicios", Financiación 1.2 "Recursos con Afectación Especial", el objeto del gasto 749.006 "Partidas a Reaplicar- Fdo.Reconst.Fom.Granja A1L17503", en $ 70.000.000 (setenta millones de pesos uruguayos) a efectos de alcanzar un aporte al referido Fondo de $ 350.000.000 (trescientos cincuenta millones de pesos uruguayos) anuales.

Artículo 698.- Increméntase en el Inciso 24 "Diversos Créditos", Programa 363 "Infraestructura Fluvial y Marítima", unidad ejecutora 006 "Ministerio de Relaciones Exteriores", el Proyecto 962 "Dragado del Río Uruguay", Financiación 1.1 "Rentas Generales", en $ 50.000.000 (cincuenta millones de pesos uruguayos) anuales para los ejercicios 2017 a 2019.

Artículo 699.- Asígnase al Inciso 15 "Ministerio de Desarrollo Social", Programa 400 "Políticas transversales de desarrollo social", unidad ejecutora 002 "Dirección de Desarrollo Social" una partida de $ 150.000 (ciento cincuenta mil pesos uruguayos) para el ejercicio 2016 y 2017, a los efectos de dar cumplimiento a lo dispuesto por el artículo 8º de la Ley Nº 19.122, de 9 de setiembre de 2013.

La presente erogación se financiará con la disminución del Inciso 24 "Diversos Créditos" Programa 484 "Políticas de Gobierno Electrónico", unidad ejecutora 002 "Presidencia de la República", Proyecto 881 "Trámites en Línea" para los ejercicios 2016 y 2017.

Artículo 700.- Facúltase a la Oficina de Planeamiento y Presupuesto, previo informe favorable del Ministerio de Economía y Finanzas, a reasignar anualmente asignaciones presupuestales por hasta $ 32.000.000 (treinta y dos millones de pesos uruguayos), de los proyectos de inversión que administra dicha Oficina en el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", a proyectos de funcionamiento del mismo Inciso y unidad ejecutora, también administrados por la Oficina de Planeamiento y Presupuesto.

Las asignaciones presupuestales de los Proyectos de Inversión 960 "Programa de Desarrollo y Gestión Subnacional", 998 "Mantenimiento de la Red Vial Subnacional", 999 "Mantenimiento de la Red Vial Departamental" y 990 "Fondo de Desarrollo del Interior", no podrán ser reasignadas.

SECCIÓN VII
RECURSOS

Artículo 701.- Agrégase al Título 1 del Texto Ordenado 1996, el siguiente artículo:

> "ARTÍCULO 17 bis.- Facúltase al Poder Ejecutivo a exigir a quienes se vinculen, directa o indirectamente, por razón de su actividad, oficio o profesión, con contribuyentes de la Dirección General Impositiva, pagos a cuenta de las obligaciones tributarias de estos últimos, cuando de los

actos u operaciones en que intervengan, resulte la posibilidad de ejercer el correspondiente derecho de resarcimiento, luego de efectuados los citados pagos a cuenta.

Confiérese a los obligados a pagar por deuda ajena a que refiere el inciso anterior, la calidad de responsables por obligaciones tributarias de terceros.

Para la fijación de la cuantía de los anticipos no regirán las limitaciones que establezcan las disposiciones legales actualmente vigentes".

Artículo 702.- Agrégase al Título 1 del Texto Ordenado 1996, el siguiente artículo:

"ARTÍCULO 17 Ter.- Los responsables por obligaciones tributarias de terceros serán solidariamente responsables de aquellas obligaciones por las que les hubiera correspondido actuar.

En los casos en que hayan ejercido el correspondiente derecho de resarcimiento por vía de retención o percepción, quedarán como únicos obligados ante el sujeto activo por el importe respectivo".

Artículo 703.- Sustitúyense las referencias efectuadas al Registro Único de Contribuyentes en los artículos 72 a 74 del Título 1 del Texto Ordenado 1996, por Registro Único Tributario.

Artículo 704.- Agrégase al artículo 75 del Título 1 del Texto Ordenado 1996, el siguiente inciso:

"Constatado el incumplimiento de las obligaciones tributarias formales establecidas en los citados artículos, la Dirección General Impositiva podrá efectuar de oficio las inscripciones y modificaciones pertinentes en el Registro Único Tributario en la forma y condiciones que la misma establezca".

Artículo 705.- Sustitúyese el inciso segundo del artículo 76 del Título 1 del Texto Ordenado 1996, por el siguiente:

"En caso de omisión de los contribuyentes, podrá intimar el cumplimiento bajo apercibimiento de la suspensión a que refiere el inciso siguiente. El telegrama colacionado será medio fehaciente. Facúltase a la Dirección General Impositiva a proceder a la suspensión hasta por un lapso de seis días hábiles, las actividades del contribuyente, en aquellos casos que se compruebe el incumplimiento de sus obligaciones. La Dirección General Impositiva en estos casos podrá contar con el auxilio de la fuerza pública".

Artículo 706.- Agrégase como segundo inciso del artículo 119 del Título 1 del Texto Ordenado 1996, el siguiente:

"Idéntica multa se aplicará a los responsables sustitutos y a los responsables por obligaciones tributarias de terceros, por el tributo retenido y no vertido, sin perjuicio de las demás responsabilidades tributarias y penales".

Artículo 707.- Agrégase al artículo 127 del Título 1 del Texto Ordenado 1996, el siguiente inciso:

"También incurrirán en el delito de apropiación indebida, los responsables sustitutos y los responsables por obligaciones tributarias de terceros, de los tributos recaudados por la Dirección General Impositiva, que no viertan el impuesto retenido dentro del término previsto por las normas vigentes".

Artículo 708.- Sustitúyese el inciso tercero del artículo 7º del Título 4 del Texto Ordenado 1996, por el siguiente:

"Asimismo, se considerarán de fuente uruguaya, en tanto se vinculen a la obtención de rentas comprendidas en este impuesto, las rentas obtenidas por servicios de publicidad y propaganda, y los servicios de carácter técnico, prestados desde el exterior, fuera de la relación de dependencia, a contribuyentes de este impuesto. Los servicios de

carácter técnico a que refiere este inciso son los prestados en los ámbitos de la gestión, técnica, administración o asesoramiento de todo tipo".

Artículo 709.- Sustitúyese el último inciso del artículo 7º del Título 4 del Texto Ordenado 1996, por el siguiente:

"Las rentas correspondientes al arrendamiento, uso, cesión de uso o enajenación de derechos federativos, de imagen y similares de deportistas inscriptos en entidades deportivas residentes, así como las originadas en actividades de mediación que deriven de las mismas, se considerarán íntegramente de fuente uruguaya".

Artículo 710.- Agrégase al artículo 19 del Título 4 del Texto Ordenado 1996, como segundo inciso, el siguiente:

"Se considerará que los gastos se encuentran debidamente documentados cuando se cumplan las formalidades dispuestas por el artículo 80 del Título 10 del Texto Ordenado 1996. En los casos no comprendidos en dicho artículo, la Dirección General Impositiva establecerá las formalidades necesarias para el mejor control del impuesto, pudiendo hacerlo en atención al giro o naturaleza de las actividades".

Artículo 711.- Agrégase al literal F) del artículo 21 del Título 4 del Texto Ordenado 1996, el siguiente inciso:

"Para ejercicios iniciados a partir del 1º de enero de 2016, el porcentaje a que refiere el inciso anterior se determinará por la variación del Índice de Precios al Consumo (IPC)".

Artículo 712.- Sustitúyese el artículo 23 del Título 4 del Texto Ordenado 1996, en la redacción dada por el artículo 3º de la Ley Nº 18.083, de 27 de diciembre de 2006 y el artículo 14 de la Ley Nº 18.341, de 30 de agosto de 2008, por el siguiente:

"ARTÍCULO 23. (Deducciones incrementadas).- Los gastos que se mencionan a continuación, serán computables por una vez y media su monto real, de acuerdo a las condiciones que fije la reglamentación:

A) Los gastos en que incurran los sujetos pasivos de este impuesto, destinados a capacitar su personal en áreas consideradas prioritarias. El Poder Ejecutivo establecerá las áreas consideradas prioritarias a estos efectos. Dichas áreas serán, especialmente, aquellas emergentes del Plan Estratégico Nacional en Materia de Ciencia, Tecnología e Innovación impulsado por el Gabinete Ministerial de la Innovación.

B) Los gastos y remuneraciones que el Poder Ejecutivo entienda necesarios para mejorar las condiciones y medio ambiente de trabajo a través de la prevención.

C) Los gastos en que se incurra para financiar proyectos de investigación y desarrollo científico y tecnológico siempre que dichos proyectos sean aprobados por el Poder Ejecutivo con el asesoramiento de la Agencia Nacional de Innovación y de la Comisión de Aplicación (COMAP) creada por el artículo 12 de la Ley Nº 16.906, de 7 de enero de 1998.

Los gastos a que refiere este literal comprenden tanto a los realizados directamente por el contribuyente para la ejecución de un proyecto del que es titular o cotitular, como a las donaciones a entidades públicas y privadas que ejecuten dichos proyectos bajo la forma de redes de innovación, consorcios, incubadoras de empresas, fondos de capital semilla u otras modalidades institucionales que determine el Poder Ejecutivo.

El Ministerio de Economía y Finanzas establecerá anualmente los montos de renuncia fiscal asignada a los proyectos a que refiere el presente literal, y otorgará la aprobación de los mismos con asesoramiento a que refiere el inciso primero, en base a modalidades competitivas.

D) Los gastos en que incurran los sujetos pasivos de este impuesto en concepto de honorarios a técnicos egresados de la Universidad de la República, de las restantes universidades habilitadas por el Ministerio de Educación y Cultura, de la Administración Nacional de Educación Pública, Educación Técnico-Profesional y Escuela Agrícola Jackson, por asistencia en áreas consideradas prioritarias.

El Poder Ejecutivo establecerá las áreas consideradas prioritarias a estos efectos.

E) Los gastos en que incurran las empresas para obtener la certificación bajo las normas de calidad internacionalmente admitidas.

A los efectos indicados en el inciso anterior, los gastos a computar comprenderán la contratación de servicios de certificación de calidad con entidades reconocidas por los organismos uruguayos de acreditación, así como los gastos en que se incurra para la obtención de tal certificación y su mantenimiento posterior.

F) Los gastos en que incurran las empresas para obtener la acreditación de ensayos de sus laboratorios bajo las normas internacionalmente admitidas, de acuerdo a las condiciones que establezca el Poder Ejecutivo.

G) Gastos correspondientes a compras de semillas etiquetadas por parte de los productores agropecuarios, dentro de los límites que establezca la reglamentación.

H) Gastos en que se incurra para la incorporación de material genético animal, a saber: reproductores (machos y hembras), embriones, semen y cualquier otro producto genético resultante de la aplicación de nuevas tecnologías, siempre que se disponga de algún medio de verificación válido que compruebe objetivamente el mérito genético, y que este haya sido generado o certificado por instituciones públicas o personas jurídicas de derecho público no estatal.

El Poder Ejecutivo reglamentará cuáles son las instituciones competentes, los conceptos y las partidas deducibles.

I) Gastos incurridos en concepto de servicios de software prestados por quienes tributen efectivamente este impuesto.

J) Sin perjuicio de la deducción de los gastos salariales de acuerdo al régimen general, se deducirá como gasto adicional en concepto de promoción del empleo, el 50% (cincuenta por ciento) de la menor de las siguientes cifras:

1) El excedente que surja de comparar el monto total de los salarios del ejercicio con los salarios del ejercicio anterior, ajustados en ambos casos por el Índice de Precios al Consumo (IPC).

2) El monto que surja de aplicar a los salarios totales del ejercicio, el porcentaje de aumento del promedio mensual de trabajadores ocupados en el ejercicio respecto al promedio mensual de trabajadores ocupados en el ejercicio inmediato anterior.

La reglamentación establecerá la forma de cálculo de los referidos promedios.

3) El 50% (cincuenta por ciento) del monto total de los salarios del ejercicio anterior actualizados por el IPC.

A tales efectos no se tendrá en cuenta a los dueños, socios y directores.

Lo dispuesto en el presente literal no será de aplicación en los ejercicios que se haya exonerado el Impuesto a las Rentas de las Actividades Económicas, en virtud de un proyecto declarado promovido en el marco de la Ley Nº 16.906, de 7 de

enero de 1998, en tanto se haya utilizado el indicador empleo para la obtención de los beneficios tributarios".

Artículo 713.- Agrégase al artículo 28 del Título 4 del Texto Ordenado 1996, el siguiente inciso:

"Para ejercicios iniciados a partir del 1° de enero de 2016, el porcentaje a que refiere el inciso primero se determinará por la variación del Índice de Precios al Consumo (IPC)".

Artículo 714.- Agrégase al artículo 30 del Título 4 del Texto Ordenado 1996, el siguiente inciso:

"Para ejercicios iniciados a partir del 1° de enero de 2016, el porcentaje a que refiere el inciso tercero se determinará por la variación del Índice de Precios al Consumo (IPC)".

Artículo 715.- Sustitúyese el literal E) del artículo 52 del Título 4 del Texto Ordenado 1996, por el siguiente:

"E) Las obtenidas por los contribuyentes cuyos ingresos no superen anualmente el monto que establezca el Poder Ejecutivo. Sin perjuicio de lo establecido precedentemente, facúltase al Poder Ejecutivo a considerar el número de dependientes, la naturaleza de la actividad u otros elementos que establezca la reglamentación, a efectos de la inclusión o exclusión en la exoneración aludida.

Quedan excluidos de la exoneración establecida en el presente literal:

1) Los transportistas terrestres profesionales de carga, las ópticas y quienes tengan por giro exclusivo la actividad de venta de libros.

2) Quienes obtengan rentas derivadas de la actividad agropecuaria.

3) Quienes hayan optado por tributar el Impuesto a las Rentas de las Actividades Económicas en aplicación del artículo 5° de este Título.

4) Quienes obtengan rentas no empresariales, ya sea en forma parcial o total. A tales efectos se considerará la definición de empresas dada por el numeral 1) del literal B) del artículo 3° del presente Título.

Los contribuyentes cuyos ingresos no superen el monto referido en este literal, podrán optar por no quedar comprendidos en el mismo, tributando consecuentemente el Impuesto a las Rentas de las Actividades Económicas y el Impuesto al Valor Agregado por el régimen general.

Cuando se haya dejado de estar comprendido en este literal, sea de pleno derecho o por haber hecho uso de la opción, no se podrá volver a estarlo por el lapso que establezca la reglamentación".

Artículo 716.- Sustitúyese el inciso final del artículo 53 del Título 4 del Texto Ordenado 1996, por el siguiente:

"La exoneración establecida en el presente artículo comprenderá exclusivamente a contribuyentes cuyos ingresos en el ejercicio inmediato anterior al que se ejecuta la inversión, no superen el equivalente a 10.000.000 UI (diez millones de unidades indexadas). Esta limitación no alcanzará a las empresas de transporte profesional de carga, registradas como tales ante el Ministerio de Transporte y Obras Públicas y a las empresas de transporte colectivo de pasajeros que cumplan servicios regulares en régimen de concesión o permiso. Lo dispuesto en este inciso regirá para ejercicios iniciados a partir de la promulgación de la Ley N° 19.289, de 26 de setiembre de 2014".

Artículo 717.- Sustitúyese el apartado III) del inciso segundo del artículo 3° del Título 7 del Texto Ordenado 1996, por el siguiente:

"III) Las rentas obtenidas por servicios de publicidad y propaganda, y los servicios de carácter técnico, prestados desde el exterior, fuera de la relación de dependencia, a contribuyentes del Impuesto a las Rentas de las Actividades Económicas, en tanto se vinculen a la obtención de rentas comprendidas en dicho impuesto. Los servicios de carácter técnico a que refiere este inciso son los prestados en los ámbitos de la gestión, técnica, administración o asesoramiento de todo tipo".

Artículo 718.- Sustitúyese el último inciso del artículo 3º del Título 7 del Texto Ordenado 1996, por el siguiente:

"Las rentas correspondientes al arrendamiento, uso, cesión de uso o enajenación de derechos federativos, de imagen y similares de deportistas inscriptos en entidades deportivas residentes, así como las originadas en actividades de mediación que deriven de las mismas, se considerarán íntegramente de fuente uruguaya".

Artículo 719.- Agrégase como inciso quinto al artículo 32 del Título 7 del Texto Ordenado 1996, el siguiente:

"Asimismo, se encuentran incluidas en el presente artículo la prestación de vivienda y la compensación especial a que refieren los artículos 89 de la Ley Nº 15.750, de 24 de junio de 1985, 112 de la Ley Nº 16.002, de 25 de noviembre de 1988, 49 de la Ley Nº 16.134, de 24 de setiembre de 1990, 121 de la Ley Nº 16.462, de 11 de enero de 1994 y 467 de la Ley Nº 16.736, de 5 de enero de 1996. De igual forma se encuentran incluidas las partidas correspondientes a perfeccionamiento académico a que refieren los artículos 456 y 457 de la Ley Nº 17.296, de 21 de febrero de 2001, 140 de la Ley Nº 18.046, de 24 de octubre de 2006 y 631 de la Ley Nº 18.719, de 27 de diciembre de 2010".

Artículo 720.- Sustitúyese el inciso segundo del artículo 3º del Título 8 del Texto Ordenado 1996, por el siguiente:

"Se considerarán de fuente uruguaya las rentas obtenidas por servicios de publicidad y propaganda y los servicios de carácter técnico,

prestados desde el exterior, fuera de la relación de dependencia, a contribuyentes del Impuesto a las Rentas de las Actividades Económicas, en tanto se vinculen a la obtención de rentas comprendidas en dicho impuesto. Los servicios de carácter técnico a que refiere este inciso son los prestados en los ámbitos de la gestión, técnica, administración o asesoramiento de todo tipo".

Artículo 721.- Sustitúyese el inciso cuarto del artículo 3º del Título 8 del Texto Ordenado 1996, por el siguiente:

"Las rentas correspondientes al arrendamiento, uso, cesión de uso o enajenación de derechos federativos, de imagen y similares de deportistas inscriptos en entidades deportivas residentes, así como las originadas en actividades de mediación que deriven de las mismas, se considerarán íntegramente de fuente uruguaya".

Artículo 722.- Agrégase al Título 14 del Texto Ordenado 1996, el siguiente artículo:

"ARTÍCULO 15 Bis.- Interprétase que las disposiciones referentes a la absorción de pasivos incluidas en el inciso final del artículo 13 y en el inciso séptimo del artículo 15 del Título 14 del Texto Ordenado 1996, comprenden a todos los activos en el exterior, activos exentos, bienes excluidos y bienes no computables de cualquier origen y naturaleza, incluso aquellos contenidos en disposiciones de carácter específico, tales como las dispuestas en los artículos 24 a 29 del referido Título.

Únicamente se considera que no absorben pasivos los casos en que expresamente se manifieste que los citados activos deben considerarse activos gravados a los efectos del cálculo del pasivo computable para la determinación del patrimonio gravado".

Artículo 723.- Agrégase al Título 14 del Texto Ordenado 1996, el siguiente artículo:

"ARTÍCULO 41 Ter.- Facúltase al Poder Ejecutivo a exonerar del Impuesto al Patrimonio a los activos de las empresas administradoras

de crédito afectados exclusivamente a la realización de operaciones de microfinanzas productivas.

Para otorgar la exoneración el Poder Ejecutivo deberá verificar que la empresa cumple, al menos, con los siguientes requisitos:

A) Que el Banco Central del Uruguay haya autorizado el método específico de valuación de cartera comercial que se utilice, basado en la metodología de microfinanzas.

B) Que la Oficina de Planeamiento y Presupuesto reconozca que la institución realiza actividades de microfinanzas productivas.

La exoneración se aplicará exclusivamente en aquellos ejercicios en que la cartera comercial de microfinanzas corresponda al menos en un 60% (sesenta por ciento) del total, al financiamiento a microempresas.

A los efectos de este artículo se consideran microempresas:

1) A aquellas cuyo personal no exceda de cuatro y sus ingresos anuales no superen el equivalente a 2.000.000 UI (dos millones de unidades indexadas) a la cotización de cierre de ejercicio.

2) A los productores familiares agropecuarios registrados en el Ministerio de Ganadería, Agricultura y Pesca, en tanto hayan optado por tributar el Impuesto a la Enajenación de Bienes Agropecuarios (IMEBA)".

Artículo 724.- Agrégase al artículo 1º del Título 19 del Texto Ordenado 1996, el siguiente inciso:

"Quedarán excluidas del hecho generador las transmisiones que se realicen como consecuencia de la sustitución o cese del fiduciario de acuerdo con lo dispuesto por los artículos 13, 14 y 22 de la Ley Nº 17.703, de 27 de octubre de 2003".

Artículo 725.- Las modificaciones a las disposiciones del Texto Ordenado 1996 o del Texto Ordenado de la Administración Financiera del Estado realizadas en la presente ley, se consideran realizadas a las normas legales que les dieron origen.

Artículo 726.- Sustitúyese el literal H) del inciso tercero del artículo 96 del Decreto-Ley Nº 14.306 (Código Tributario), de 29 de noviembre de 1974, por el siguiente:

"H) Omitir la versión de las retenciones efectuadas por los agentes de retención, responsables sustitutos y responsables por obligaciones tributarias de terceros".

Artículo 727.- Agréganse a la Ley Nº 16.906, de 7 de enero de 1998, los siguientes artículos:

"ARTÍCULO 17 Bis. (Prescripción de tributos).- En el caso de tributos que fueran objeto de la aplicación de los beneficios tributarios otorgados de acuerdo con lo dispuesto por el artículo 15 de la presente ley, el término de prescripción previsto por el artículo 38 del Código Tributario quedará suspendido hasta que se cumpla la finalización de los plazos otorgados para dar cumplimiento a las condiciones que ameritaron la exoneración, o hasta la finalización del plazo otorgado para la utilización de los beneficios fiscales, si este fuese mayor.

ARTÍCULO 17 Ter. (Interrupción de la prescripción).- En el caso de incumplimiento de las condiciones referidas en el artículo anterior, el término de prescripción del derecho al cobro de los tributos que hubieren resultado indebidamente exonerados, se interrumpirá por notificación de la resolución que revoque total o parcialmente los beneficios otorgados o de la resolución de la Comisión de Aplicación a que refiere el artículo 12 de la presente ley que declare configurado el incumplimiento de los compromisos asumidos por el beneficiario a efectos de la reliquidación de los tributos".

Artículo 728.- La Dirección General Impositiva y el Banco de Previsión Social podrán proporcionar a la Comisión de Aplicación de la Ley de

Inversiones (COMAP) la información que esta les requiera cuando la misma sea necesaria para el cumplimiento de los cometidos asignados en el marco de la Ley Nº 16.906, de 7 de enero de 1998, y así lo solicitare por resolución fundada.

A estos únicos efectos, quedará relevado el secreto de las actuaciones previsto por el artículo 47 del Código Tributario.

Los integrantes de la COMAP y los funcionarios que intervengan en los procedimientos correspondientes, deberán guardar secreto respecto a la información a la que accedan en aplicación del presente artículo. En caso de transgresión a esta norma, se estará a lo dispuesto en el inciso tercero del artículo 47 del Código Tributario.

Artículo 729.-. Sustitúyese el numeral 2) del artículo 110 de la Ley Nº 18.387, de 23 de octubre de 2008, por el siguiente:

"2) Los créditos por tributos nacionales y departamentales, exigibles hasta con cuatro años de anterioridad a la declaración del concurso".

Artículo 730.- Sustitúyese el artículo 833 de la Ley Nº 18.719, de 27 de diciembre 2010, por el siguiente:

"ARTÍCULO 833.- Los fideicomisos que sean constituidos o estructurados, exclusivamente por la cesión de créditos de organismos del Estado, las transferencias financieras originadas en la ejecución del Presupuesto Nacional, así como por los bienes muebles e inmuebles que por donación, herencia o cualquier otro título hubieran recibido dichos organismos, estarán exonerados de toda obligación tributaria que recaiga sobre su constitución, su actividad, sus operaciones, su patrimonio y sus rentas. Dichos créditos deberán provenir de actividades comprendidas en la inmunidad impositiva a que refiere el artículo 463 de la Ley Nº 16.226, de 29 de octubre de 1991".

Artículo 731.- Todas las entidades, residentes o no, que intervengan directa o indirectamente en la oferta o en la demanda de la prestación de

servicios de transporte terrestre de pasajeros, por parte de personas físicas o jurídicas que no estén debidamente habilitadas para el desarrollo de tal actividad, serán solidariamente responsables por los tributos y las sanciones pecuniarias aplicables a estas últimas.

A los fines del presente artículo, se entiende por intervención en la oferta o en la demanda de la prestación de servicios, a todas aquellas actividades, realizadas a título gratuito u oneroso, a través de cualquier medio, incluida la utilización de aplicaciones informáticas, que cumplan con alguna de las siguientes condiciones:

A) Tengan por objeto la mediación o intermediación en la prestación de los servicios a que refiere el presente artículo.

B) Suministren a los prestadores o a los usuarios datos de los servicios aludidos, a efectos de que una o ambas partes dispongan de información necesaria para acordar la prestación.

Lo dispuesto en el presente artículo será de aplicación a las entidades no residentes, que intervengan directa o indirectamente en la oferta o en la demanda de la prestación de servicios de alojamiento turístico, por parte de personas físicas o jurídicas que no estén debidamente habilitadas para el desarrollo de tal actividad, así como en los servicios de arrendamiento de inmuebles.

Se entenderá que una persona física o jurídica está debidamente habilitada para la prestación del servicio de transporte o de alojamiento turístico, a que refieren los incisos anteriores, cuando esté inscripta en los registros nacionales o departamentales correspondientes, y desarrolle su actividad de acuerdo al objeto y dentro de los límites regulados por dichos registros.

SECCIÓN VIII
DISPOSICIONES VARIAS

Artículo 732.- Declárase por vía interpretativa que la expresión "pretensiones desestimadas" contenida en el artículo 358.4 inciso segundo del

Código General del Proceso, en la redacción dada por el artículo 1º de la Ley Nº 19.090, de 14 de junio de 2013, no comprende los casos de anulación total o parcial del acto administrativo.

Artículo 733.- Agrégase al artículo 400 del Código General del Proceso (Ley Nº 15.982, de 18 de octubre de 1988, en la redacción dada por la Ley Nº 19.090, de 14 de junio de 2013), el siguiente apartado:

"400.8.- Tratándose de sentencias de condena contra los Incisos 02 a 27, 29 y 31 a 34 del Presupuesto Nacional, así como de laudos arbitrales y transacciones homologadas judicialmente que les obliguen al pago de una cantidad líquida y exigible derivada de reclamaciones de salarios, diferencias retributivas o rubros de similar naturaleza, así como aquellos fallos -de igual naturaleza- dictados al amparo del artículo 11.3 de este Código (sentencia condicional o de futuro), una vez cumplido lo dispuesto por el apartado 400.2, el Tribunal lo comunicará al Ministerio de Economía y Finanzas en un término de diez días hábiles, a partir de ejecutoriado el fallo liquidatorio, a los efectos de que el Poder Ejecutivo efectúe las previsiones correspondientes en oportunidad de proyectar el Presupuesto Nacional o en las próximas instancias presupuestales que permitan atender el pago de la erogación resultante. Una vez aprobado el presupuesto o la rendición de cuentas con la previsión referida, la cancelación del crédito se realizará dentro del ejercicio siguiente.

El procedimiento de liquidación consignado precedentemente, se aplicará a los asuntos que se hallaren en trámite, salvo que hubiere comenzado la vía incidental prevista en el artículo 378".

Esta disposición regirá a partir de la promulgación de la presente ley.

Artículo 734.- Sustitúyese a partir de la fecha de promulgación de la presente ley, el artículo 2º de la Ley Nº 17.947, de 8 de enero de 2006, por el siguiente:

"ARTÍCULO 2º - Conforme a lo dispuesto por el artículo 85 numeral 6) de la Constitución de la República, autorízase al Poder Ejecutivo a

emitir Deuda Pública Nacional siempre que el incremento de la deuda pública neta al cierre de cada ejercicio respecto al último día hábil del año anterior, no supere los siguientes montos:

A) 16.000.000.000 UI (dieciséis mil millones de unidades indexadas) en el ejercicio 2015.

B) 15.500.000.000 UI (quince mil quinientos millones de unidades indexadas) en el ejercicio 2016.

C) 15.000.000.000 UI (quince mil millones de unidades indexadas) en el ejercicio 2017.

D) 14.000.000.000 UI (catorce mil millones de unidades indexadas) en el ejercicio 2018.

E) 13.500.000.000 UI (trece mil quinientos millones de unidades indexadas) a partir del ejercicio 2019.

Cuando medien situaciones climáticas adversas que determinen que la Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE), deba asumir costos extraordinarios para la generación de energía, el tope referido en el inciso anterior podrá ser adicionalmente incrementado en hasta un máximo equivalente al 1,5% (uno con cinco por ciento) del producto bruto interno. En ningún caso, a los efectos dispuestos en este artículo, los costos extraordinarios incurridos por UTE, sumados a la variación del Fondo de Estabilización Energética creado por el artículo 773 de la Ley Nº 18.719, de 27 de diciembre de 2010, podrán superar el 1,5% (uno con cinco por ciento) del producto bruto interno. El Poder Ejecutivo dará cuenta de lo actuado a la Asamblea General".

Artículo 735.- Sustitúyese el artículo 5º de la Ley Nº 17.947, de 8 de enero de 2006, en la redacción dada por el artículo 1º de la Ley Nº 18.519, de 15 de julio de 2009, y por el artículo 266 de la Ley Nº 18.834, de 4 de noviembre de 2011, por el siguiente:

"ARTÍCULO 5º - El Poder Ejecutivo podrá superar hasta en un 50% (cincuenta por ciento) el monto máximo fijado para un año determinado por el inciso primero del artículo 2º de la presente ley en aquellos casos en los que factores extraordinarios e imprevistos así lo justificaren, dando cuenta a la Asamblea General y sin que ello altere los montos máximos de incremento fijados para los ejercicios siguientes".

Artículo 736.- Sustitúyense los artículos 6º, 7º y 8º de la Ley Nº 17.947, de 8 de enero de 2006, por los siguientes:

"ARTÍCULO 6º.- A los efectos del control de los montos máximos de incremento de la deuda pública neta al cierre de cada ejercicio, los activos disponibles y los pasivos contraídos en moneda distinta al dólar de los Estados Unidos de América, serán valuados al tipo de cambio interbancario vendedor vigente al cierre del último día hábil del ejercicio precedente para la deuda contratada con anterioridad a dicha fecha, y al tipo de cambio interbancario vendedor vigente al momento de su contratación si esta hubiera ocurrido en el mismo ejercicio. Igual criterio se utilizará para la deuda denominada en unidades indexadas, a partir de los arbitrajes definidos por el Banco Central del Uruguay.

ARTÍCULO 7º.- En ocasión de la presentación de los proyectos de ley de rendición de cuentas, el Poder Ejecutivo informará a la Asamblea General acerca del cumplimiento de lo dispuesto por el artículo 2º de la presente ley.

ARTÍCULO 8º. - La evaluación del cumplimiento de lo dispuesto por el artículo 2º de la presente ley al final de cada ejercicio, se realizará una vez que el Banco Central del Uruguay publique las cifras correspondientes".

Artículo 737.- Derógase, a partir de la fecha de promulgación de la presente ley, el artículo 4º de la Ley Nº 17.947, de 8 de enero de 2006, en la redacción dada por el artículo único de la Ley Nº 19.316, de 18 de febrero de 2015.

Artículo 738.- A los efectos de lo establecido por el artículo 267 de la Ley Nº 18.834, de 4 de noviembre de 2011, en la redacción dada por el artículo 337 de la Ley Nº 18.996, de 7 de noviembre de 2012, se entienden comprendidas también las operaciones financieras que realicen las personas jurídicas o empresas subsidiarias, controladas, vinculadas o asociadas o que formen parte del grupo económico de los mencionados Entes Autónomos o Servicios Descentralizados del dominio industrial y comercial del Estado.

Sin perjuicio de lo estipulado en la referida norma, y cuando los pasivos financieros de la empresa superen más de la mitad de su patrimonio, toda operación financiera adicional deberá requerir la autorización del Poder Ejecutivo con independencia de su monto.

Se entiende por operación financiera de endeudamiento aquella mediante la cual un ente autónomo o servicio descentralizado del dominio industrial y comercial del Estado, o cualquiera de las empresas integrantes de su grupo económico, adquiera la calidad de sujeto pasivo, deudor, co-deudor, garante, o responda con todo o parte de su patrimonio a una obligación directa o indirectamente asumidas. Se encuentran incluidas dentro de este concepto aquellas obligaciones financieras contraídas cuya efectiva exigibilidad esté sujeta a eventos futuros inciertos, ajenos al control propio del Estado. No se considera operación financiera el financiamiento otorgado por proveedores.

La solicitud de autorización al Poder Ejecutivo deberá incluir el detalle de los términos y condiciones de la respectiva operación y deberá ser acompañada de toda la información y documentación que permita conocer cabalmente la situación económico-financiera de la empresa.

El Poder Ejecutivo reglamentará en un plazo de ciento ochenta días los procedimientos necesarios, a los efectos del otorgamiento de la autorización pertinente.

Artículo 739.- Agréganse al artículo 35 de la Ley Nº 19.210, de 29 de abril de 2014, los siguientes incisos:

"Facúltase al Poder Ejecutivo a restringir el uso del efectivo, en las condiciones que establezca la reglamentación, en aquellas actividades

comerciales en las que el riesgo derivado de la utilización del efectivo justifique la adopción de tal medida, con la finalidad de tutelar la integridad física de las personas que trabajan en dichas actividades, así como de sus usuarios.

Facúltase al Poder Ejecutivo a habilitar, a solicitud de parte, a que los establecimientos que enajenen bienes o presten servicios puedan restringir la aceptación del efectivo para el cobro de tales operaciones, a efectos de proteger la integridad física de las personas que trabajan en dichos establecimientos, así como de sus usuarios. La reglamentación establecerá las condiciones generales para resolver la habilitación prevista.

El Poder Ejecutivo dará cuenta al Poder Legislativo del ejercicio de las facultades previstas en los dos incisos precedentes".

Artículo 740.- Agrégase al artículo 35 de la Ley Nº 19.210, de 29 de abril de 2014, el siguiente inciso:

"La restricción al uso del efectivo prevista en el inciso primero también será de aplicación, en las sociedades comerciales, a los ingresos o egresos dinerarios por aportes de capital, con o sin prima de emisión, aportes irrevocables, adelantos de fondos, reintegros de capital, pago de utilidades, pagos de participaciones sociales por concepto de exclusión, receso, reducción, rescate, amortización de acciones, u otras operaciones similares previstas en la ley de sociedades comerciales, por un importe igual o superior al equivalente a 40.000 UI (cuarenta mil unidades indexadas)".

Artículo 741.- Los actos administrativos firmes dictados por el Poder Ejecutivo que dispongan la imposición de multas por incumplimiento de las obligaciones previstas por los artículos 2º y 19 de la Ley Nº 17.835, de 23 de setiembre de 2004, en la redacción dada por el artículo 1º de la Ley Nº 18.494, de 5 de junio de 2009, constituirán título ejecutivo, sin necesidad de intimación de pago ni de otro requisito.

Artículo 742.- Facúltase al Poder Ejecutivo a otorgar a las instituciones de asistencia médica colectiva, un crédito fiscal por hasta veintidós puntos porcentuales de los ingresos correspondientes a las cuotas de afiliaciones individuales no vitalicias, a las cuotas de afiliaciones colectivas, a la sobrecuota de gestión y a la sobrecuota de inversión. Dicho crédito podrá ser destinado a compensar obligaciones tributarias como contribuyente o responsable ante la Dirección General Impositiva, o solicitar certificados de crédito para el pago de tributos ante dicho organismo o el Banco de Previsión Social.

La facultad a que refiere este artículo podrá ser ejercida desde el primer día del mes de promulgación de la presente ley y hasta el 31 de diciembre de 2019.

Artículo 743.- Prorrógase el plazo previsto en el artículo 3º de la Ley Nº 19.302, de 29 de diciembre de 2014, para el ejercicio de la facultad prevista en el artículo 1º de la mencionada ley, hasta el 31 de diciembre de 2019.

Artículo 744.- Prorrógase hasta el 31 de diciembre de 2019, el plazo previsto en el artículo 4º de la Ley Nº 18.464, de 11 de febrero de 2009, para el ejercicio de las facultades previstas en los artículos 1º y 3º de la mencionada ley, con la modificación introducida en el artículo 853 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el artículo 339 de la Ley Nº 18.996, de 7 de noviembre de 2012, y por el artículo 375 de la Ley Nº 19.149, de 24 de octubre de 2013, y el plazo previsto en el artículo 3º de la Ley Nº 18.707, de 13 de diciembre de 2010, para el ejercicio de las facultades previstas en el artículo 1º de dicha ley, con las modificaciones introducidas por el artículo 375 de la Ley Nº 19.149, de 24 de octubre de 2013.

Artículo 745.- Facúltase al Poder Ejecutivo a autorizar la participación de organismos públicos estatales y no estatales en los denominados Centros Tecnológicos financiados total o parcialmente por la Agencia Nacional de Investigación e Innovación. La referida autorización deberá contar con el informe previo y favorable de la Agencia Nacional de Investigación e Innovación, de la Oficina de Planeamiento y Presupuesto y del Ministerio de Economía y Finanzas.

Artículo 746.- La retribución del Presidente del Directorio del Instituto Nacional del Cooperativismo se regirá según el literal B) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986.

Las retribuciones de los demás delegados del Poder Ejecutivo en el Directorio del Instituto Nacional del Cooperativismo se regirán según el literal D) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986 y sus modificativas.

Artículo 747.- La retribución mensual de los Presidentes del Instituto Plan Agropecuario, Instituto Nacional de la Leche, Instituto Nacional de Vitivinicultura, Instituto Nacional de Semillas, Instituto Nacional de Carnes y del Instituto Nacional de Investigación Agropecuaria, no podrá ser superior a la establecida en el literal B) del artículo 9° de la Ley Nº 15.809, de 8 de abril de 1986 y sus modificativas.

Artículo 748.- Agréganse al artículo 6º de la Ley Nº 18.242, de 27 de diciembre de 2007, los siguientes incisos:

"El INALE estará exonerado de todo tipo de tributos nacionales, excepto las contribuciones de seguridad social. En lo no previsto especialmente por la presente ley, su régimen de funcionamiento será el de la actividad privada.

Los bienes del Instituto serán inembargables y sus créditos, cualquiera fuera su origen, gozan del privilegio establecido en el numeral 2) del artículo 110 de la Ley Nº 18.387, de 23 de octubre de 2008".

Artículo 749.- Sustitúyese el literal C) del artículo 29 de la Ley Nº 19.172, de 20 de diciembre de 2013, por el siguiente:

"C) Designar, trasladar y destituir al personal.

La Junta Directiva acordará con el Poder Ejecutivo la nómina de hasta treinta funcionarios de los organismos representados en la misma que podrá pasar a prestar servicios en la nueva Institución, hasta la aprobación del próximo presupuesto nacional o hasta

tanto la Junta Directiva considere que cuenta con el personal propio suficiente para el desarrollo de sus tareas.

Los funcionarios se desempeñarán en régimen de comisión y mantendrán su condición, ya sea de contratados o presupuestados, debiendo considerarse como si prestaran servicios en su lugar de origen, a todos sus efectos y en especial en cuanto a su carrera administrativa, renovación, remuneración y beneficios jubilatorios".

Artículo 750.- Sustitúyese el artículo 5º de la Ley Nº 19.009, de 22 de noviembre de 2012, por el siguiente:

"ARTÍCULO 5º. (Definiciones).- Los siguientes conceptos complementarán las definiciones dadas por la Unión Postal Universal:

A) Servicio postal. El servicio postal es considerado servicio público nacional y por ello debe ser prestado por el Estado, sin perjuicio de la concesión de su explotación a los particulares, regulando su ejercicio. Se entiende por servicios postales:

   1) Las actividades de admisión, procesamiento, transporte y distribución o entrega de envíos, encomiendas postales nacionales e internacionales o productos postales, en todas o cualesquiera de sus etapas.

   2) Cualquier otro producto o servicio postal que se establezca al amparo de la normativa vigente.

B) Servicio Postal Universal. Es aquel servicio postal que el Estado debe asegurar a sus habitantes en todo el territorio nacional en forma permanente, con la calidad adecuada y a precios asequibles.

C) Actividad de admisión o recepción. Consiste en la aceptación de objetos postales a través de personal recolector, ventanillas, buzones postales o cualquier otro medio físico o tecnológico.

D) Actividad de procesamiento. Consiste en la separación, agrupación o clasificación de los objetos postales, por cualquier medio físico o tecnológico, con el fin de preparar su envío a los lugares de destino y distribución o entrega, incluye las actividades necesarias para hacer que los objetos postales estén disponibles para su clasificación.

E) Actividad de transporte. Consiste en movilizar y trasladar objetos postales, por cualquier medio físico o tecnológico.

F) Actividad de distribución o entrega. Consiste en hacer llegar los objetos postales a sus destinatarios, en el lugar geográfico o dirección, señalado por el remitente. Se incluye aquí la actividad de distribución o entrega en apartados o casillas postales.

G) Envío de correspondencia. Es toda comunicación escrita impuesta por un remitente, para ser entregada a un destinatario en la dirección indicada por aquel.

H) Carta. Es un envío de correspondencia individualizado y de carácter privado entre el remitente y el destinatario, cerrado o protegido de forma tal que asegure la no visualización externa de su contenido y que si fuera violentado evidenciaría los perjuicios de la seguridad, inviolabilidad y respeto al secreto postal.

I) Impreso. Es un envío de correspondencia que circula de forma tal que permite la visualización externa de su contenido.

J) Encomienda postal internacional. Es todo envío que se efectúa con intervención de los operadores del país remitente y del país receptor cuyo peso, al ser entregado al destinatario, no fuera superior a 20 kilogramos; debiendo cumplir en cuanto a su contenido y condiciones con la reglamentación correspondiente prevista en las Convenciones Internacionales.

K) Encomienda postal nacional. Es todo envío que se efectúa dentro del territorio de un mismo país a través de un operador postal, cuyo peso, al ser entregado al destinatario no fuera superior a 20 kilogramos; debiendo cumplir en cuanto a su contenido y condiciones con la reglamentación correspondiente prevista en la normativa vigente.

L) Carga. Todo otro envío que no sea encomienda postal nacional o internacional será considerado, a todos sus efectos, como carga, tanto en el ámbito nacional como internacional.

M) Mercado. Es el conjunto de envíos procesados por los operadores postales, más los realizados por las personas jurídicas habilitadas.

N) Sector. Es el conjunto regulado de operadores postales, personas jurídicas habilitadas, los usuarios y el regulador.

Ñ) Actores. Son actores del sector postal:

1) Estado. El Poder Ejecutivo es el titular de la prestación del servicio postal y el único competente para dictar las políticas nacionales postales a través del Ministerio de Industria, Energía y Minería.

2) Regulador. La Unidad Reguladora de Servicios de Comunicaciones (URSEC) es la que aplica las políticas públicas nacionales al mercado, regulando las relaciones que se produzcan al respecto.

3) Operador designado. La Administración Nacional de Correos es el operador designado y único órgano competente para cumplir el Servicio Postal Universal en régimen de concurrencia, así como para prestar los demás servicios postales, estos en régimen de competencia.

4) Operadores privados. Son aquellos titulares de empresas unipersonales o aquellas personas jurídicas que, previo permiso del regulador e inscripción en el Registro General de Prestadores del Servicio Postal, pueden prestar el servicio postal en régimen de competencia, por cuenta de terceros y para terceros. Se incluye a los operadores postales que operan bajo la modalidad "courier" o toda otra modalidad asimilada o asimilable.

5) Personas jurídicas habilitadas. Son aquellas personas jurídicas que, previo permiso del regulador e inscripción en el Registro General de Prestadores del Servicio Postal, procesan, transportan o distribuyen sus propios envíos postales con destino a un tercero ajeno a ellas y valiéndose de personal propio en cualquiera de esas etapas.

6) Prestadores del Servicio Postal. Son el operador designado, los operadores privados y las personas jurídicas habilitadas, los que deberán implementar sus actividades de acuerdo con los principios generales establecidos en el artículo 2º de la presente ley.

7) Autoprestadores. Son aquellas personas jurídicas que admiten, procesan, transportan o distribuyen envíos de correspondencia y demás envíos postales que circulen entre sus propias oficinas, cumpliendo todas o cualesquiera de las etapas del proceso postal.

8) Usuario. Es toda persona física o jurídica beneficiaria de la prestación de un servicio postal como remitente o como destinatario y titular de los derechos inherentes a esa condición.

O) Licencia. Permiso otorgado por la URSEC a los prestadores del servicio postal que habilita su actividad formal en el mercado.

P) Registro General de Prestadores del Servicio Postal. Es el registro a cargo de la URSEC que contiene la información de los prestadores de servicio postal relativa a las condiciones de los servicios que prestan y acredita la condición formal de tales en el mercado".

Artículo 751.- Incorpórase al artículo 114 de la Ley Nº 18.437, de 12 de diciembre de 2008, en la redacción dada por el artículo 1º de la Ley Nº 18.869, de 23 de diciembre de 2011, el siguiente inciso:

"La representación jurídica del Instituto, en sus relaciones externas, será ejercida por el Presidente de la Comisión Directiva. En ausencia o impedimento de este, la representación será ejercida por dos miembros de la Comisión Directiva actuando conjuntamente, los cuales serán elegidos por la misma, por mayoría simple".

Artículo 752.- Sustitúyese el artículo 1º de la Ley Nº 16.524, de 25 de julio de 1994, en la redacción dada por el artículo 1º de la Ley Nº 17.451, de 10 de enero de 2002 y por el artículo 217 de la Ley Nº 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 1º.- Créase el Fondo de Solidaridad como persona jurídica de derecho público no estatal, que tendrá como cometidos:

1) Administrar un sistema de becas para estudiantes de la Universidad de la República, del nivel terciario del Consejo de Educación Técnico-Profesional (Administración Nacional de Educación Pública) y de la Universidad Tecnológica, el que se financiará con la contribución especial regulada en el artículo 3º de la presente ley, sin perjuicio de los legados, donaciones y de los recursos que el Fondo de Solidaridad obtenga por la prestación de servicios relacionados a su cometido.

2) Gestionar sistemas de becas de organismos públicos o entidades privadas, mediante la celebración de convenios en los que se instrumenten las obligaciones de cada parte, los que podrán comprender becas de educación terciaria o media y

becas de excelencia. Serán recursos del Fondo de Solidaridad los ingresos que obtenga por la prestación de servicios de gestión de sistemas de becas, así como cualquier otro financiamiento que reciba por cumplir las actividades o programas de su competencia.

3) Procurar la continuidad de los estudios de los beneficiarios de las becas a través de servicios de apoyo y seguimiento, pudiendo destinar a este cometido los excedentes que resulten luego de haber cubierto todas las solicitudes de becas formuladas por los estudiantes que reúnan los requisitos para acceder al beneficio.

4) Asesorar en la elaboración de proyectos, planes o programas para la optimización y articulación de los sistemas de becas públicos y privados".

Artículo 753.- Los sistemas de becas que, a la fecha de vigencia de la presente ley, estén siendo administrados o gestionados por el Fondo de Solidaridad, en función de lo dispuesto en normas especiales legales o reglamentarias, no requerirán de la celebración de los convenios referidos en el numeral 2) del artículo 1º de la Ley Nº 16.524, de 25 de julio de 1994 y modificativas, en la redacción dada por el artículo 752 de la presente ley para su instrumentación.

Artículo 754.- Sustitúyese el artículo 3º de la Ley Nº 16.524, de 25 de julio de 1994, en la redacción dada por el artículo 1º de la Ley Nº 17.451, de 10 de enero de 2002, por el siguiente:

"ARTÍCULO 3º.- El Fondo se integrará mediante una contribución especial (artículo 13 del Código Tributario) efectuada por los egresados de la Universidad de la República, del nivel terciario del Consejo de Educación Técnico-Profesional y de la Universidad Tecnológica, cuyos ingresos mensuales sean superiores a 8 BPC (ocho Bases de Prestaciones y Contribuciones). Dicha contribución especial deberá ser pagada a partir de cumplido el quinto año del egreso, hasta que se verifique alguna de las siguientes condiciones:

A) Que el contribuyente cese en toda actividad remunerada y acceda a una jubilación.

B) Que transcurran 35 años desde el comienzo de la aportación.

C) Que el contribuyente presente una enfermedad física o psíquica irreversible que lo inhabilite a desempeñar cualquier tipo de actividad remunerada.

El monto de la contribución se determinará atendiendo a la duración de la carrera del egresado, apreciada a la fecha de promulgación de la presente ley y a la cantidad de años transcurridos desde el egreso, de tal forma que:

A) Los egresados cuyas carreras tengan una duración inferior a cuatro años, aportarán anualmente una contribución equivalente a 0,5 BPC (media Base de Prestaciones y Contribuciones) entre los cinco a nueve años desde el egreso y una contribución equivalente a 1 BPC (una Base de Prestaciones y Contribuciones) a partir de cumplidos los diez años desde el egreso.

B) Los egresados cuyas carreras tengan una duración igual o superior a cuatro años, aportarán anualmente una contribución equivalente a 1 BPC (una Base de Prestaciones y Contribuciones) entre los cincos y nueve años desde el egreso y una contribución equivalente a 2 BPC (dos Bases de Prestaciones y Contribuciones) a partir de cumplidos los diez años desde el egreso.

La reglamentación dictada por el Poder Ejecutivo establecerá los requisitos necesarios que deberán cumplir quienes perciban ingresos inferiores a los establecidos en el inciso primero de este artículo, para justificar los mismos, así como la información que deberán suministrar los organismos públicos para el efectivo cumplimiento de lo dispuesto. En caso de incumplimiento de los requisitos formales establecidos por

la reglamentación, el egresado será sancionado con una multa de hasta 0,5 BPC (media Base de Prestaciones y Contribuciones) por ejercicio, con un máximo de 2 BPC (dos Bases de Prestaciones y Contribuciones) por ejercicios acumulados.

Los contribuyentes pagarán la contribución directamente ante el Fondo de Solidaridad en las formas que este indique, excepto los afiliados a la Caja de Jubilaciones y Pensiones de Profesionales Universitarios, que se encuentren con declaración de ejercicio, quienes realizarán su aporte ante dicho organismo previsional, en forma conjunta e indivisible con sus aportes a la seguridad social.

La contribución podrá ser pagada anualmente o en cuotas, en las condiciones que establezca la reglamentación dictada por el Poder Ejecutivo, el que queda facultado para establecer pagos anticipados en el ejercicio.

El Fondo de Solidaridad expedirá a solicitud de los contribuyentes no afiliados a la Caja de Jubilaciones y Pensiones de Profesionales Universitarios y Caja Notarial de Seguridad Social, certificados que acrediten estar al día con la contribución especial, con vigencia hasta el 31 de marzo siguiente. En el caso de los contribuyentes afiliados a dichas Cajas, las constancias de situación regular de pagos emitidas por estos organismos previsionales acreditarán a la vez el cumplimiento de obligaciones para con el Fondo de Solidaridad, los que se expedirán salvo que estos organismos hayan sido informados por parte del Fondo de Solidaridad de que determinados contribuyentes no se encuentran al día.

Las entidades públicas o privadas deberán exigir anualmente a los sujetos pasivos de esta contribución especial, la presentación de la constancia referida en el inciso anterior. De no mediar tal presentación, las entidades mencionadas quedan inhabilitadas para pagar facturas por servicios prestados, sueldos, salarios o remuneraciones de especie alguna, a los sujetos pasivos titulares del derecho. La inobservancia de lo preceptuado será considerada falta grave en el caso del funcionario público que ordene y/o efectúe el pago.

Asimismo, la entidad que incumpla con lo previsto será solidariamente responsable por lo adeudado.

El Banco de Previsión Social y las demás entidades previsionales no podrán dar curso a ninguna solicitud de jubilación o retiro sin exigir la presentación de la constancia de estar al día con la contribución".

Artículo 755.- Declárase por vía interpretativa que, a efectos de la aplicación de la normativa relativa al Fondo de Solidaridad (Ley Nº 16.524, de 25 de julio de 1994, Ley Nº 17.451, de 10 de enero de 2002), se entiende por egresado a la persona que aprueba la totalidad de los requisitos exigidos por cada plan de estudios, para la expedición de títulos de grado o títulos intermedios, tomándose como fecha de egreso la de la aprobación de la última exigencia académica, previa a la expedición del título, del plan de estudios correspondiente a la respectiva carrera.

Aquellos egresados de carreras intermedias, que completen la carrera final en el plazo de cinco años de producido el primer egreso, quedan exceptuados del aporte intermedio.

Artículo 756.- Exonérase de todo tipo de tributos al fideicomiso que sea constituido o estructurado exclusivamente por la cesión de créditos a favor del Fondo de Solidaridad. Esta exoneración alcanza la constitución de los mismos, así como la actividad, operaciones, patrimonio y rentas que pueda generar el fideicomiso.

Artículo 757.- La contribución adicional al Fondo de Solidaridad continuará rigiéndose en todos sus aspectos por el artículo 542 de la Ley Nº 17.296, de 21 de febrero de 2001, en la redacción dada por el artículo 7º de la Ley Nº 17.451, de 10 de enero de 2002.

La duración de las carreras es la establecida en la disposición legal mencionada en el inciso anterior, apreciada a la fecha de promulgación de la Ley Nº 17.451, de 10 de enero de 2002.

Artículo 758.- Los documentos suscritos por los contribuyentes del Fondo de Solidaridad en que consten declaraciones de obligaciones que no hubieran sido cumplidas, y los documentos emanados de convenios de facilidades de pago que hubieran caducado por su incumplimiento, constituyen títulos ejecutivos, sin perjuicio de lo dispuesto por el artículo 91 del Código Tributario.

Artículo 759.- En oportunidad de cada Rendición de Cuentas y Balance de Ejecución Presupuestal el Fondo de Solidaridad remitirá al Parlamento un informe conteniendo sus ingresos y fuentes en el ejercicio, así como sus gastos y becas otorgadas en el mismo período.

Artículo 760.- Autorízase a la Dirección Nacional de Impresiones y Publicaciones Oficiales (IMPO) a la sustitución del formato papel del Diario Oficial por el formato electrónico, al que se le reconoce igual admisibilidad, validez y eficacia jurídica. A tales efectos el IMPO desarrollará los procesos productivos necesarios e implementará las medidas de seguridad, salvaguarda y accesibilidad pertinentes y realizará las coordinaciones con los órganos estatales que correspondan.

Artículo 761.- Autorízase al Poder Ejecutivo, a través del Ministerio de Educación y Cultura, a integrar el Consejo de Administración de la Fundación Instituto Regional de Investigación y Educación en Ciencias de la Sustentabilidad y la Resiliencia (SARAS).

Artículo 762.- Agrégase al artículo 2º de la Ley Nº 18.406, de 24 de octubre de 2008, el siguiente literal:

"P) Promover la capacitación para el trabajo, a través de instituciones de enseñanza formal tales como la Universidad del Trabajo del Uruguay, la Universidad Tecnológica, el Centro de Capacitación y Producción, el Consejo de Capacitación Profesional, entre otros, mediante la realización de convenios que promuevan el desarrollo tecnológico y la descentralización, destinándose a estos efectos el 30% (treinta por ciento) de los recursos anuales, sin que ello afecte los fondos aportados por trabajadores y empresarios".

Artículo 763.- Deróganse los artículos 5º a 8º de la Ley Nº 15.853, de 24 de diciembre de 1986.

Artículo 764.- Sustitúyese el artículo 20 de la Ley Nº 19.133, de 20 de setiembre de 2013, por el siguiente:

"ARTÍCULO 20. (Condiciones).- La institución educativa y la empresa acordarán por escrito las condiciones de trabajo del o de la joven, las que deberán ser aprobadas por el Ministerio de Trabajo y Seguridad Social.

La práctica formativa no podrá exceder de un máximo de ciento veinte horas, ni representar más del 50% (cincuenta por ciento) en la carga horaria total del curso, sin que sea menester contar con una remuneración asociada al trabajo realizado.

Las instituciones educativas que desarrollen propuestas de práctica formativa en empresas que requieran más de ciento veinte horas o cuando las horas necesarias de pasantía representen más del 50% (cincuenta por ciento) en la carga horaria total del curso deberán justificar por escrito las razones de dicha extensión, petición que será evaluada por los Ministerios de Trabajo y Seguridad Social y de Educación y Cultura, a efectos de su eventual autorización.

Los y las jóvenes que realicen estas prácticas formativas deberán estar cubiertos por el Banco de Seguros del Estado. La empresa deberá contribuir en la formación del joven durante el desarrollo de la práctica formativa en la empresa. Al finalizar la práctica, la empresa deberá brindar al o a la joven una constancia de la realización de la misma, así como una evaluación de su desempeño, la que remitirá asimismo a la institución educativa que corresponda".

Artículo 765.- Sustitúyese el artículo 588 del Decreto-Ley Nº 14.189, de 30 de abril de 1974, en la redacción dada por el artículo 87 del Decreto-Ley Nº 14.416, de 28 de agosto de 1975, por el siguiente:

"ARTÍCULO 588.- El cumplimiento de tareas extraordinarias en los entes autónomos y servicios descentralizados se dispondrá únicamente en casos excepcionales, cuando así lo requiera el servicio.

Deberá ser resuelto por unanimidad de votos del Directorio, estableciéndose concretamente el monto o la estimación del monto destinado al pago de horas extras, no pudiendo la partida asignada a dicho concepto, superar el 5% (cinco por ciento) de la dotación anual de los sub grupos u objetos destinados al pago de sueldos básicos; compensación por alimentación; prestaciones por salud; compensación producto o similares u otras retribuciones de carácter permanente referidas a regímenes laborales.

De todo lo actuado, se dará cuenta inmediata al Ministerio con el cual se vincula el organismo respectivo".

Artículo 766.- A los efectos de lograr al final del Período Presupuestal la asignación de un volumen de recursos equivalentes al 6% (seis por ciento) del producto bruto interno con destino a la educación pública, se encomienda al Poder Ejecutivo a realizar los máximos esfuerzos en la asignación de créditos presupuestales para alcanzar el mencionado porcentaje.

Sala de Sesiones de la Cámara de Representantes, en Montevideo, a 16 de diciembre de 2015.

ALEJANDRO SÁNCHEZ
Presidente

VIRGINIA ORTIZ
Secretaria

Presidencia de la República Oriental del Uruguay

MINISTERIO DEL INTERIOR
MINISTERIO DE RELACIONES EXTERIORES
MINISTERIO DE ECONOMIA Y FINANZAS
MINISTERIO DE DEFENSA NACIONAL
MINISTERIO DE EDUCACION Y CULTURA
MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS
MINISTERIO DE INDUSTRIA, ENERGIA Y MINERIA
MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL
MINISTERIO DE SALUD PÚBLICA
MINISTERIO DE GANADERIA, AGRICULTURA Y PESCA
MINISTERIO DE TURISMO
MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE
MINISTERIO DE DESARROLLO SOCIAL

Montevideo, 19 DIC 2015

Cúmplase, acúsese recibo, comuníquese, publíquese e insértese en el Registro Nacional de Leyes y Decretos, la Ley por la que se aprueba el Presupuesto Nacional – Periodo 2015-2019.

Dr. TABARÉ VÁZQUEZ
Presidente de la República
Período 2015 - 2020